As filed with the Securities and Exchange Commission on April 8, 2016

Registration No. 333-210322

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

MGM Growth Properties LLC

(Exact name of registrant as specified in governing instruments)

6385 S. Rainbow Blvd., Suite 500

Las Vegas, Nevada 89118

(702) 669-1480

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John M. McManus, Esq.

Executive Vice President, General Counsel and Secretary

MGM Resorts International

3600 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 693-7120

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Rod Miller, Esq. Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, New York 10005 (212) 530-5000	Michael J. Aiello, Esq. Mark Schwed, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Kirk A. Davenport II, Esq. Julian T.H. Kleindorfer, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Class A common shares representing limited liability company interests	57,500,000	$21.00	$1,207,500,000	$121,595.25(4)

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(2)	Includes shares subject to the underwriters’ overallotment option to purchase additional shares from us, if any.
(3)	Calculated pursuant to Rule 457(a) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(4)	A total of $10,070.00 has previously been paid in connection with prior filings of this Registration Statement. A registration fee of $111,525.25 is being transmitted herewith.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 8, 2016

PROSPECTUS

50,000,000 Shares

MGM Growth Properties LLC

Class A Common Shares

This is the initial public offering of MGM Growth Properties LLC (“MGP”). We are offering 50,000,000 Class A common shares representing limited liability company interests (the “Class A shares”). We anticipate that the initial public offering will price between $18.00 and $21.00 per share. Currently, no public market exists for the Class A shares.

Following this offering, we will have two classes of authorized and outstanding voting common shares (collectively, the “shares”): Class A shares and a single Class B common share (“Class B share”). Following this offering, our Class B share will be owned by MGM Resorts International (“MGM”). Our Class A shareholders will be entitled to one vote per share, while our Class B shareholder will be entitled to an amount of votes representing a majority of the total voting power of our shares. The Class B share holds no economic rights. If the holder of the Class B share and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in us and the Operating Partnership, as defined herein, falls below 30%, the Class B share will not be entitled to any voting rights. To the extent that the Class B share is entitled to majority voting power pursuant to our operating agreement, the Class B share may only be transferred (other than transfers to us, MGM or the holder of the Class B share’s controlled affiliates) if and to the extent that such transfer is approved by Special Approval (as defined herein) by the conflicts committee, not to be unreasonably withheld. When determining whether to grant such approval, the conflicts committee must take into account the interests of our Class A shareholders and us ahead of the interests of the holder of the Class B share.

We intend to list our Class A shares under the ticker symbol “MGP” on the New York Stock Exchange (the “NYSE”) and have filed an application for listing with the NYSE.

We are a “controlled company” under the corporate governance rules for NYSE listed companies, and our board of directors has determined not to have an independent nominating function and instead to have the full board of directors be directly responsible for nominating members of our board.

We intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) as defined under Section 856(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. We currently expect such election to be effective commencing with our taxable year ending December 31, 2016. To assist us in qualifying to be taxed as a REIT, among other purposes, our operating agreement contains certain restrictions relating to the ownership and transfer of our shares and a provision generally restricting shareholders from owning more than 9.8% in value or in number, whichever is more restrictive, of any class of our shares (other than our Class B share) or 9.8% in value of the aggregate outstanding shares of all classes and series of our shares, including if repurchases by us cause a person’s holdings to exceed such limitations. See “Description of Shares of MGP—Restrictions on Ownership and Transfer of our Shares” for a detailed description of the ownership and transfer restrictions applicable to our shares.

We are an “emerging growth company” as the term is used in The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. See “Prospectus Summary—JOBS Act.”

Investing in our Class  A shares involves risks. You should carefully consider the matters described under the caption “Risk Factors” beginning on page 28 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 183 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their overallotment option to purchase an additional 7,500,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2016.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Morgan Stanley	Evercore ISI

Barclays	Citigroup	Deutsche Bank Securities

Co-Managers

BNP PARIBAS	Fifth Third Securities	SMBC Nikko	SunTrust Robinson Humphrey

Credit Agricole CIB	Union Gaming	Scotiabank	Oppenheimer & Co.

The date of this Prospectus is                    , 2016.

DELANO
MANDALAY BAY
MANDALAY BAY, LAS VEGAS

THE MIRAGE, LAS VEGAS

MGM GROWTH
PROPERTIES™

NEW YORK-NEW YORK, LAS VEGAS

LUXOR, LAS VEGAS

MONTE CARLO, LAS VEGAS

EXCALIBUR, LAS VEGAS

NEW YORK
SHAKE SHACK
THE PARK, LAS VEGAS

PREMIUM REAL ESTATE PORTFOLIO IN LAS VEGAS AND KEY U.S. MARKETS

HOTEL
MGM GRAND DETROIT, MICHIGAN

GOLD STRIKE
GOLD STRIKE
GOLD STRIKE TUNICA, MISSISSIPPI

BEAU RIVAGE, MISSISSIPPI

NEW YORK NEW YORK

LODGING. ENTERTAINMENT. GAMING. RETAIL.
CONVENTIONS. DINING. NIGHTLIFE.

CENTER BAR

HERSHEY'S
MILK CHOCOLATE
Reese's
HERSHEY'S
CHOCOLATE WORLD

MANDALAY BAY
CONVENTION CENTER

MGM NATIONAL HARBOR

MGM SPRINGFIELD

ROFO PROPERTIES IN DEVELOPMENT

MGM NATIONAL HARBOR

BOSTON
MGM SPRINGFIELD
MASSACHUSETTS
WASHINGTON D.C.
MGM NATIONAL HARBOR
MARYLAND

HOWARD ST
MGM
MGM SPRINGFIELD

MGM NATIONAL HARBOR

MGM
SOUTH and MARKET
MGM SPRINGFIELD

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. Neither we, MGM nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, MGM nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or another date specified herein. Our business, financial condition and prospects may have changed since such dates.

TRADEMARKS AND TRADE NAMES

The names of the brands under which our casino resorts operate are registered trademarks of the respective owners of those brands, and neither they nor any of their officers, directors, agents or employees:

•	have approved any disclosure in which they or the names of their brands appear; or

•	are responsible or liable for any of the content of this document.

i

BASIS OF PRESENTATION

In connection with this offering, MGM will engage in a series of transactions (the “Formation Transactions”) prior to the effectiveness of the Registration Statement of which this prospectus forms a part, as further described under “Prospectus Summary—Our Formation and Organizational Structure.” Except as otherwise indicated or unless the context otherwise requires, all references in this prospectus to (i) “we,” “our,” “us,” “ourselves,” “MGP,” “the Company,” and “our company” refer to MGM Growth Properties LLC, a Delaware limited liability company, and unless the context requires otherwise, its consolidated subsidiaries (which will include MGM Growth Properties Operating Partnership LP (the “Operating Partnership”) so long as MGP, or a subsidiary of MGP, is the general partner of the Operating Partnership) and (ii) “MGM” refers to MGM Resorts International, a Delaware corporation, and, unless the context requires otherwise, its consolidated subsidiaries, including MGP.

In connection with the Formation Transactions, certain subsidiaries of MGM will transfer the real estate assets that comprise the Properties (as defined herein) to newly formed property company subsidiaries that are controlled by MGM (each a “Property Holdco”), with 100% of the ownership interests in the Property Holdcos subsequently directly or indirectly transferred to the Operating Partnership. Such Property Holdcos will then be contributed to a subsidiary of the Operating Partnership, and subsequently merge into a single Property Holdco, which we refer to in this prospectus as the “Landlord.” In light of the foregoing, such real estate assets and related operations are referred to as our predecessor (the “Predecessor” or “Propco”), and the financial statements of the Predecessor are referred to herein as the Predecessor Financial Statements.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus, assumes that the underwriters’ overallotment option is not exercised and assumes that the Class A shares to be sold in this offering are sold at $19.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

CERTAIN OPERATIONAL AND NON-U.S. GAAP FINANCIAL MEASURES OF MGM

In order to evaluate the business results of casino resorts, MGM monitors their net revenues and Adjusted Property EBITDA, as well as the key hotel performance indicators of occupancy rate, average daily rate (“ADR”) and revenue per available room (“REVPAR”). MGM’s calculation of ADR, which is the average price of occupied rooms per day, includes the impact of complimentary rooms. Complimentary room rates are determined based on an analysis of retail or “cash” rates for each customer segment and each type of room product to estimate complimentary rates which are consistent with retail rates. Complimentary rates are reviewed at least annually and on an interim basis if there are significant changes in market conditions. Because the mix of rooms provided on a complimentary basis, particularly to casino customers, includes a disproportionate suite component, the composite ADR including complimentary rooms is slightly higher than the ADR for cash rooms, reflecting the higher retail value of suites. REVPAR is a summary measure of hotel results, combining ADR and occupancy rate.

MGM uses Adjusted EBITDA and Adjusted Property EBITDA as the primary profit measure for its reportable segments. Adjusted EBITDA is a measure defined as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions, net. Adjusted Property EBITDA is a measure defined as Adjusted EBITDA before corporate expense and stock compensation expense related to MGM’s stock option plan, not allocated to each casino resort. Adjusted EBITDA or Adjusted Property EBITDA should not be construed as an alternative to operating income or net income, as an indicator of MGM’s performance; or as an alternative to cash flows from operating activities, as a measure of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. MGM has significant uses of cash flows, including capital expenditures, interest payments, taxes and

ii

EBITDA or Adjusted Property EBITDA should not be construed as an alternative to operating income or net income, as an indicator of MGM’s performance; or as an alternative to cash flows from operating activities, as a measure of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. MGM has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, other companies in the gaming and hospitality industries that report Adjusted EBITDA or Adjusted Property EBITDA information may calculate Adjusted EBITDA or Adjusted Property EBITDA in a different manner.

Please see Annex I for a reconciliation of MGM’s Adjusted EBITDA and Adjusted Property EBITDA to net income (loss) and of MGM’s operating income (loss) to Adjusted Property EBITDA and Adjusted EBITDA, all as reported by MGM.

MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and estimates that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, we have not independently verified such data. The industry forward-looking statements included in this prospectus may be materially different than our or the industry’s actual results.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. For a more complete understanding of our business, you should read this summary together with the more detailed information and financial statements appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections and the consolidated and pro forma financial information and the notes to those financial statements appearing elsewhere in this prospectus before making an investment decision to purchase our Class A shares.

Overview of MGP

Following the completion of this offering, we expect to be one of the leading publicly traded REITs engaged in the acquisition, ownership and leasing of large-scale destination entertainment and leisure resorts, whose diverse amenities include casino gaming, hotel, convention, dining, entertainment and retail offerings. In connection with this offering, we will acquire from MGM nine premier destination resorts in Las Vegas and elsewhere across the United States and one dining and entertainment complex which opened in April 2016. As of December 31, 2015, these properties collectively comprise 24,466 hotel rooms, approximately 2.5 million convention square footage, over 100 retail outlets, over 200 food and beverage outlets and approximately 20 entertainment venues. As a growth-oriented public real estate entity, we expect our relationship with MGM will attractively position us for the acquisition of additional properties across the entertainment, hospitality and leisure industries that MGM may develop in the future.

We will be organized in an umbrella partnership REIT (commonly referred to as an “UPREIT”) structure in which we will own substantially all of our assets and conduct substantially all of our business through our Operating Partnership subsidiary, which will be owned by us and certain other subsidiaries of MGM and whose general partner will be one of our subsidiaries. We will initially generate all of our revenue by leasing all ten of our assets to a subsidiary of MGM (the “Tenant”) pursuant to a long-term triple-net master lease agreement (the “Master Lease”). During our first year of operation, our Tenant will be obligated to pay us $550.0 million of rent under the Master Lease. The Tenant’s performance and payments under the Master Lease will be guaranteed by MGM. MGM will continue to hold a controlling interest in us following the completion of this offering through its ownership of our Class B share, but will not hold any of our Class A shares. Certain of MGM’s operating and other subsidiaries will also directly hold a majority economic interest in, and will participate in distributions made by, the Operating Partnership through their ownership of approximately 76% of the partnership units of the Operating Partnership (“Operating Partnership Units”) (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option). See “—Our Formation and Organizational Structure.” The Class B share structure was put in place to align MGM’s voting rights in us with its economic interest in the Operating Partnership. As further described below, MGM will no longer be entitled to any voting rights if MGM and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in us and the Operating Partnership falls below 30%. Our initial ten assets represent a core component of MGM’s existing domestic asset base, accounting for approximately 57% of MGM’s wholly owned domestic Adjusted Property EBITDA for the year ended December 31, 2015, which we believe strongly aligns MGM’s incentives with ours. We believe MGM’s economic interest in our Operating Partnership subsidiary and the large proportion of MGM’s current real estate portfolio that will be owned by us after this offering will provide added stability to our ongoing financial performance as well as position us favorably for future potential acquisitions.

Our initial portfolio will consist of nine premier destination resorts operated by MGM, including properties that we believe are among the world’s finest casino resorts, and The Park in Las Vegas (collectively, the

“Properties”) with gross book value including land, buildings and improvements to be contributed to us in connection with this offering of $10.0 billion as of December 31, 2015. The Properties will include six large-scale entertainment and gaming-related properties located on the Las Vegas Strip (the “Strip”): Mandalay Bay, The Mirage, Monte Carlo, New York-New York, Luxor and Excalibur, and The Park, a dining and entertainment complex located between New York-New York and Monte Carlo which opened in April 2016. Outside of Las Vegas, we will also own three market-leading casino resort properties: MGM Grand Detroit in Detroit, Michigan and Beau Rivage and Gold Strike Tunica, both of which are located in Mississippi. In the future, we plan to explore opportunities to expand by acquiring similar properties as well as strategically targeting a broader universe of real estate assets within the entertainment, hospitality and leisure industries.

Our Properties include a total of 24,466 hotel rooms as of December 31, 2015, which will make us among the five largest publicly traded REITs by number of owned hotel rooms in the United States. Further, we own one of the largest portfolios of properties in terms of total number of hotel rooms and convention square footage on the Strip with approximately 24% of the hotel rooms and approximately 35% of the privately owned convention and meeting space on the Strip as of December 31, 2015. These amenities are concentrated in a largely contiguous campus in the heart of Las Vegas, one of the largest convention markets in the United States and a premier travel destination that received a record 42.3 million visitors in 2015. In addition, under the operation of MGM, our Properties have consistently won numerous awards, including multiple AAA Four Diamond designations for Mandalay Bay, The Mirage, MGM Grand Detroit and Beau Rivage, and a Four Star designation from Forbes Travel Guide for MGM Grand Detroit.

Overview of MGM

The Tenant will be a wholly owned subsidiary of MGM, and MGM will guarantee the Tenant’s performance and payments under the Master Lease. MGM formed the REIT in order to optimize MGM’s real estate holdings and establish a growth-oriented public real estate entity that will benefit from its relationship with MGM and is expected to generate reliable and growing quarterly cash distributions on a tax-efficient basis. MGM is a premier operator of a portfolio of well-known destination resort brands, with Adjusted EBITDA of $2.2 billion, net revenues of $9.2 billion and consolidated net loss of $1.0 billion for the year ended December 31, 2015. MGM is one of the world’s largest destination entertainment and leisure resort operators, with a market capitalization of more than $12 billion and an enterprise value (defined as the sum of market capitalization, noncontrolling interests, and long term debt less cash and cash equivalents) of more than $26 billion as of December 31, 2015. See Annex I for a reconciliation of MGM’s Adjusted EBITDA.

MGM has significant holdings in gaming, hospitality and entertainment with current ownership or operating interests in a high quality portfolio of casino resorts with approximately 50,000 hotel rooms, 25,000 slot machines and 1,800 table games on a combined basis, including our Properties, MGM Macau and MGM’s unconsolidated affiliates. MGM owns a 51% interest in MGM China Holdings Limited (“MGM China”), a publicly traded company listed on the Hong Kong Stock Exchange, which owns the MGM Macau resort and casino and is developing MGM Cotai, which is anticipated to open at the end of the first quarter of 2017. MGM is also currently in the process of developing MGM National Harbor in Maryland, which is expected to be completed in the fourth quarter of 2016, and MGM Springfield in Massachusetts, which is expected to be completed in late 2018.

MGM’s revenues are diversified across geographies, customers and business lines, with 59% of MGM’s net revenues from domestic resorts in 2015 attributable to its non-gaming operations, including hotel, food and beverage, entertainment and other amenities. MGM owns a premium portfolio of destination entertainment and leisure resorts and continually reinvests in its properties to maintain its competitive advantage through newly remodeled hotel rooms, convention space expansions, restaurants, entertainment and nightlife offerings, as well as other new features and amenities. Since the beginning of 2010, MGM has reinvested $924 million in total capital expenditures into our Properties (including capital expenditures on assets related to the Properties but which are not part of the Properties being contributed to us). Nearly all MGM-managed properties are connected through the M Life customer loyalty program, a broad-based program recognizing and rewarding customer loyalty and spending, which MGM believes fosters long-term customer relationships and drives visitation across properties.

2015 Consolidated MGM Resorts Revenue by Geography(1)	2015 MGM Resorts Wholly Owned Domestic Revenue by Business Line

(1)	Excludes management and other operations and properties sold during 2015.

Overview of Management and Governance

We have a dedicated, experienced management team with extensive experience in the gaming, lodging and leisure industry, and who will receive incentive-based equity compensation linked to the performance of our company. Our Chief Executive Officer, James C. Stewart, and Chief Financial Officer, Andy H. Chien, are both industry veterans with approximately 30 years of combined experience in the real estate and leisure sectors and bring significant strategic acquisition expertise which we believe will help drive future growth and diversification. This leadership team will be bolstered by a board of directors that will include “independent directors” as of the closing of this offering.

Our operating agreement will provide that whenever a potential conflict of interest exists or arises between MGM or any of its affiliates (other than the Company and its subsidiaries), on the one hand, and the Company or any of its subsidiaries, on the other hand, any resolution or course of action by our board of directors in respect of such conflict of interest shall be conclusively deemed to be fair and reasonable to the Company if it is (i) approved by a majority of a conflicts committee which consists solely of “independent” directors (which we refer to as “Special Approval”) (such independence determined in accordance with the NYSE’s listing standards, the standards established by the Securities Exchange Act of 1934 to serve on an audit committee of a board of directors and certain additional independence requirements in our operating agreement), (ii) determined by our board of directors to be fair and reasonable to the Company or (iii) approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates); provided, however, that our operating agreement will provide that any transaction, individually or in the aggregate, over $25.0 million between MGM or any of its affiliates (other than the Company and its subsidiaries), on the one hand, and the Company or any of its subsidiaries, on the other hand (any such transaction, a “Threshold Transaction”), shall be permitted only if (i) Special Approval is obtained or (ii) such transaction is approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates). See “—Conflicts of Interest” and “—No Fiduciary Duties” below.

Overview of the Master Lease

The Master Lease has an initial lease term of ten years with the potential to extend the term for four additional five-year terms thereafter at the option of the Tenant. The Master Lease provides that any extension of its term must apply to all of the Properties under the Master Lease at the time of the extension. The Master Lease has a triple-net structure, which requires the Tenant to pay substantially all costs associated with each Property, including real estate taxes, insurance, utilities and routine maintenance, in addition to the base rent, ensuring that the cash flows associated with our Master Lease will remain relatively predictable for the duration of its term. Additionally, the Master Lease provides us with a right of first offer with respect to MGM’s development properties located in National Harbor, Maryland and Springfield, Massachusetts, which we may exercise should MGM elect to sell these properties in the future (collectively, the “ROFO Properties”).

We anticipate that the annual rent payments due under the Master Lease will initially be $550.0 million. Rent under the Master Lease will consist of a “base rent” component (the “Base Rent”) and a “percentage rent” component (the “Percentage Rent”). For the first year, the Base Rent is expected to represent 90% of the initial total rent payments due under the Master Lease, or $495.0 million, and the Percentage Rent is expected to represent 10% of the initial total rent payments due under the Master Lease, or $55.0 million. The Base Rent includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the MGM operating subsidiary sublessees of our Tenant (such sublessees, collectively, the “Operating Subtenants”), collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease (as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue). We expect this escalator to provide the opportunity for stable, long-term growth, which will result in the Base Rent growing over $50 million from the fixed annual rent escalator during the first six years of our Master Lease. The Percentage Rent will initially be a fixed amount for approximately the first six years and will then be adjusted every five years based on the average actual annual net revenues of our Tenant and, without duplication, the Operating Subtenants from the leased properties subject to the Master Lease at such time for the trailing five-calendar-year period (calculated by multiplying the average annual net revenues, excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue, for the trailing five-calendar-year period by 1.4%). The Master Lease will include covenants that impose ongoing reporting obligations on the Tenant relating to MGM’s financial statements which, in conjunction with MGM’s public disclosures to the SEC, will give us insight into MGM’s financial condition on an ongoing basis. The Master Lease will also require MGM, on a consolidated basis with the Tenant, to maintain an EBITDAR to rent ratio (as described in the Master Lease) of 1.10:1.00.

Distribution Policy

We intend to pay regular quarterly distributions to holders of our Class A shares. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then-current fiscal quarter (which will be paid at the end of the first full fiscal quarter following the closing of this offering), based on a distribution of $0.3575 per share for a full quarter. On an annualized basis, this would be $1.43 per share, or an annual distribution rate of approximately 80.6% based on the midpoint of the estimated price range set forth on the cover of this prospectus.

We intend to maintain a distribution rate for the twelve-month period following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimates. We do not intend to reduce the expected distributions per share if the underwriters exercise their overallotment option. Based on our estimate and the related assumptions and our intention to acquire assets with characteristics similar to our Properties, we expect to grow our cash available for distribution and increase our quarterly cash distributions over time; however, any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described herein. See “Risk Factors—There can be no assurance that we will be able to make distributions to our Class A shareholders or maintain our anticipated level of distributions over time.”

Our Properties

The following table summarizes certain features of the Properties, all as of or for the year ended December 31, 2015. The Properties are diversified across a range of primary uses, including gaming, hotel, convention, dining, entertainment, retail and other resort amenities and activities.

	Location	Net Revenues (in thousands)	Adjusted Property EBITDA(1) (in thousands)	Hotel Rooms		Approximate Acres	Approximate Casino Square Footage	Approximate Convention Square Footage		Occupancy Rate	REVPAR(1)
Las Vegas
Mandalay Bay	Las Vegas, NV	$906,243	$203,474	4,752	(2)	124	160,000	2,121,000	(3)	90.6%	$184
The Mirage	Las Vegas, NV	$568,607	$112,475	3,044		77	100,000	170,000		94.2%	$157
New York-New York	Las Vegas, NV	$308,319	$106,457	2,024		20	90,000	25,000		97.6%	$126
Luxor	Las Vegas, NV	$372,426	$87,169	4,400		58	116,000	20,000		94.2%	$99
Monte Carlo	Las Vegas, NV	$290,240	$85,962	2,992		21	87,000	30,000		96.4%	$115
Excalibur	Las Vegas, NV	$289,324	$82,247	3,981		51	95,000	30,000		93.2%	$82
The Park	Las Vegas, NV	—	—	—		3	—	—		—	—

Subtotal		$2,735,159	$677,784	21,193		354	648,000	2,396,000		93.9%	$128

Regional Properties
MGM Grand Detroit	Detroit, MI	$547,399	$154,979	400		24	127,000	30,000		59.1%	$141
Beau Rivage	Biloxi, MS	$367,587	$88,843	1,740		25	74,000	50,000		94.0%	$95
Gold Strike Tunica	Tunica, MS	$160,863	$46,023	1,133		24	53,000	17,000		71.8%	$53

Subtotal		$1,075,849	$289,845	3,273		73	254,000	97,000		82.1%	$86

Total/Weighted Average		$3,811,008	$967,629	24,466		427	902,000	2,493,000		92.3%	$122

(1)	For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”
(2)	Includes 1,117 rooms at the Delano and 424 rooms at the Four Seasons Hotel, both of which are located at our Mandalay Bay property.
(3)	Includes 26,000 square feet at the Delano and 30,000 square feet at the Four Seasons, both of which are located at our Mandalay Bay property.

Business Strengths

We will own a high-quality portfolio of large-scale assets anchored by branded destination entertainment resorts located at the heart of the Strip. We will own high-quality mixed-use properties with a significant presence in Las Vegas, which we believe is one of the most attractive travel destinations in the United States. Las Vegas attracted a record 42.3 million visitors in 2015 and is a market characterized by steady economic growth and high consumer and business demand with limited new supply. Our Las Vegas properties feature gaming entertainment, large-scale hotels, extensive food and beverage options, state-of-the-art convention facilities, retail outlets, entertainment showrooms and other amenities, and MGM’s brands include many of the most highly recognized names in the gaming industry, such as Mandalay Bay and The Mirage.

We believe that our Las Vegas properties are well positioned and collectively have a leading share in a strong Las Vegas market which continues to benefit from positive macroeconomic trends, including record visitation levels in 2015, and strong convention attendance, hotel occupancy and average daily rates, among other key indicators. With 72% of their overall net revenues for the year ended December 31, 2015 derived from non-gaming uses, including hotel, food and beverage, entertainment and other non-gaming amenities, our Properties located on the Strip generate diversified revenue streams and showcase a wide variety of customer offerings. Our Properties in Las

Vegas include a total of 21,193 hotel rooms, or approximately 24% of the total hotel rooms on the Strip. Our Properties on the Strip exceed Strip average industry performance metrics, with an average occupancy rate of 94%, compared to 90% for the Strip as a whole, ADR of $136, compared to $120 for the Strip as a whole, and REVPAR of $128, compared to $105 for the Strip as a whole, for the year ended December 31, 2015.

Our portfolio consists of properties in unique locations supported by strong net asset values. Our Properties on the Strip benefit from their prime location in a Las Vegas market that is characterized by limited availability of desirable land directly along the Strip and the significant amount of capital investment and time required to develop large-scale casino resorts. We estimate that the construction cost for upscale resorts in Las Vegas is currently approximately $1 million per room. As a result, over the next several years, few lodging or gaming real estate developments of significance are expected to open along the Strip despite a rebounding Las Vegas economy. This limited new supply, coupled with strong and growing visitation levels, has already driven improved performance in Las Vegas, as evidenced by hotel occupancy levels of nearly 90% for 2015 and a compound annual growth rate in average daily hotel room rates of 4.8% since 2010.

Further, the net asset value of our Las Vegas real estate provides strong valuation support, as evidenced by recent precedent construction and acquisition transactions in the Las Vegas market. For instance, in 2015, it was announced that the Blackstone Group purchased the Cosmopolitan of Las Vegas, a 2,959-room luxury resort casino in Las Vegas, for approximately $1.7 billion, resulting in an implied valuation multiple of approximately 18 times the Cosmopolitan’s prior twelve months’ adjusted EBITDA based on its public filings with the SEC prior to the acquisition. In addition, based on public records from the 2014 acquisition of the former New Frontier land by Crown Resorts, we estimate that Las Vegas Strip land values are approximately $12 million per acre.

We will also own market-leading regional resorts featuring significant invested capital. The three Properties that we will own outside of Las Vegas include award-winning casino resorts that are market leaders within their respective regions. MGM Grand Detroit has been a AAA Four Diamond-rated hotel since 2008, among other notable designations, and has been the gaming market leader in Detroit as measured by revenues since 2005. Beau Rivage is comparable to MGM Grand Detroit as it is also one of the largest resorts within its market, offering 1,740 guest rooms, approximately 50,000 square feet of convention space and over 2,000 gaming positions. In addition, it has won numerous awards, including the AAA Four Diamond award each year since 2002, and has twice been designated the Best Casino in the South by AAA Southern Traveler. The property has consistently been a market leader and currently captures gaming revenue market share of approximately 25% in the Gulf Coast Region. Gold Strike Tunica is also a market-leading resort and is ranked number one in size for the Northern River sub-market, capturing gaming revenue market share of 15% in the Mississippi River Counties, which is the state’s publicly reported segment that includes the Northern River Counties. MGM has invested a significant amount of capital into these regional properties, including capital expenditures related to restaurant renovations, casino enhancements, convention facility improvements and other updated amenities and offerings.

Our Properties feature a diversified portfolio of businesses with a broad and varied customer base. Our Properties are occupied by multiple businesses spanning a broad set of product offerings, including lodging, convention, gaming, food and beverage and entertainment. Our Properties include a total of 24,466 hotel rooms, including 21,193 hotel rooms in Las Vegas, representing approximately 24% of total rooms on the Strip as of December 31, 2015. Further, we own one of the largest portfolios of properties in terms of total convention square footage on the Strip with approximately 35% of the privately owned convention and meeting space on the Strip. In addition to our extensive hotel and convention offerings, our Properties feature over 100 retail outlets, over 200 food and beverage outlets and approximately 20 entertainment venues. In 2015, over three million tickets were sold for various sporting and entertainment events at our Properties.

In addition to these broad business offerings, our portfolio is further diversified across geographies and customers. Our Las Vegas Properties attract a diverse mix of customers from locations all over the world, driven by the city’s position as a hub for leisure, business, convention and tourism travel. We believe that our Properties offer a broad range of attractions which cater to numerous demographics with large representation across gender, age and other socioeconomic differentiators (i.e., low, mid and high-end customers). Outside of Las Vegas, our regional properties provide further geographic, market-specific and customer diversification across the United States.

All of our Properties will be leased to a subsidiary of MGM, which is a premier operator in the entertainment and leisure industry, with leading iconic brands and market position. We believe that our relationship with MGM provides us with significant benefits. First and foremost, this relationship is expected to augment our financial stability, as MGM will guarantee the payment and performance of the Tenant under the Master Lease. In addition, the lease structure offers an attractive corporate rent coverage ratio of approximately 3.7x for the year ended December 31, 2015 and historically has exceeded 2.0x each year since the 2008 recession.

The following chart shows MGM’s corporate rent coverage ratio for the last eight years (see also “Risk Factors—Risks Related to Our Business and Operations—MGM’s historical results, including its historical corporate rent coverage ratio described in this prospectus, may not be a reliable indicator of its future results):

MGM Historical Corporate Rent Coverage Ratio(1)(2)

(1)	MGM’s Corporate Rent Coverage Ratio is calculated by dividing (a) the sum of Adjusted EBITDA as reported by MGM related to its wholly owned domestic resorts, management and other operations, and corporate (excluding stock-based compensation), plus dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China, by (b) year one rent under the Master Lease of $550.0 million. For a calculation of MGM’s Historical Corporate Rent Coverage Ratio see Annex II. We use MGM’s Corporate Rent Coverage Ratio to illustrate our Tenant’s ability to meet its obligations under the Master Lease. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”
(2)

The numerator to the Historical Corporate Rent Coverage Ratio includes $60.7 million, $93.9 million, $339.3 million, $60.5 million, $225.9 million, $328.5 million, $405.2 million and $535.1 million of special and ordinary dividends and other cash distributions actually received by MGM from CityCenter, Borgata, Grand Victoria and MGM China for the years ended December 31, 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, respectively. Dividends and distributions are made at the discretion of each relevant entity’s board of directors or similar body, and depend on several factors, including financial position, results of operations, cash flows, capital requirements, debt covenants, and applicable law, among others. Accordingly, historical dividends and distributions may not be indicative of future dividends or distributions and should not be relied upon as an indicator of MGM’s corporate rent coverage ratio for future periods. MGM’s corporate rent coverage ratio excluding dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China was 3.3x, 2.2x, 1.9x, 2.1x, 2.0x, 2.3x, 2.4x and 2.7x for the years ended December 31, 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, respectively. Since the 2008 recession, the lowest annual MGM corporate rent coverage ratio (excluding dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China) was 1.9x. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

We believe MGM’s economic interest in our Operating Partnership subsidiary establishes incentives to maintain its level of high-quality operational execution at the Properties and enables us to retain the benefits and expertise that MGM currently provides across its entire portfolio, while maximizing the operational efficiencies of our Properties. MGM is one of the world’s largest destination entertainment and leisure resort operators, with Adjusted EBITDA of $2.2 billion, net revenues of $9.2 billion and consolidated net loss of $1.0 billion for the year ended December 31, 2015, an enterprise value of more than $26 billion and a market capitalization of more than $12 billion as of December 31, 2015. Nearly all MGM-managed casino properties are connected through the M Life customer loyalty program, a broad-based program recognizing and rewarding customer loyalty and spending, which MGM believes fosters long-term customer relationships and drives visitation across properties.

MGM currently operates a portfolio of 14 highly recognized, iconic properties, including our Properties, Bellagio and MGM Grand Las Vegas, in addition to CityCenter Las Vegas and MGM Macau, and is developing three additional world-class properties in Maryland, Massachusetts and on the Cotai Strip in Macau. MGM owns a 51% interest in MGM China, a publicly traded company listed on the Hong Kong Stock Exchange that owns the MGM Macau resort and casino and is developing MGM Cotai, and holds 50% interests in CityCenter in Las Vegas, The Borgata Hotel Casino & Spa in Atlantic City, New Jersey, Grand Victoria Casino Elgin in Elgin, Illinois and T-Mobile Arena in Las Vegas, which opened in April 2016. Collectively, these assets (MGM Macau, CityCenter, Borgata, and Grand Victoria) generated $4.4 billion in combined revenues for the year ended December 31, 2015.

MGM will continue to operate the Properties, which will enable us to retain the same benefits and operational expertise that MGM currently provides across its entire portfolio while maximizing the operational efficiencies of our Properties. We believe MGM’s financial performance, scale, brand equity and established customer loyalty program provide stability to our ongoing business, and will generate revenue growth. In addition, MGM has invested a significant amount of capital into our Properties, including $924 million in capital expenditures since the beginning of 2010 (including capital expenditures on assets related to the Properties but which are not part of the Properties being contributed to us) with average capital expenditures per year for our Properties of 4.3% of net revenues of the Properties. The scope of these capital projects has included restaurant renovations, casino enhancements, convention facility improvements and other updated amenities and offerings, which we believe enhances the value of our portfolio.

Our long-term triple-net master lease structure provides a highly predictable rent stream with embedded growth potential. We expect the Properties, which will have a 100% occupancy rate under the Master Lease, to generate long-term, stable cash flows derived from our Master Lease with the Tenant, helping to support meaningful future cash distributions to our shareholders. There are significant features of the Master Lease that contribute to the expected stability of the rental stream. First, the Master Lease is a single, unitary lease with a fixed base rent component that represents 90% of the initial total rent from the Master Lease for all of the Properties. The inclusion of all of our Properties under a single Master Lease provides us protection from reduced performance at any individual Property. The Tenant is generally not permitted to remove individual Properties from the Master Lease, except that the Tenant may assign its leasehold estate in certain Properties to third-parties meeting certain criteria (see “Certain Relationships and Related Party Transactions—The Master Lease—Assignment and Subletting”), and the Tenant has the right, following certain casualty events or condemnations, to terminate the Master Lease with respect to affected Properties. Second, based on the historical performance of the Properties, nearly all of which are established assets with long records of performance, we expect that the Properties will generate sufficient revenues for the Tenant to pay rent under the Master Lease even if operating revenues were to decline. Third, the Tenant’s performance and payments under the Master Lease will be fully guaranteed by MGM, which provides significant additional credit support.

The terms of our Master Lease will also offer the opportunity for long-term, predictable growth. Our Master Lease has an initial lease term of ten years with the potential to extend the term for four additional five-year terms thereafter at the option of the Tenant. Additionally, the base rent component of the Master Lease includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease (as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue). The Master Lease also provides for a percentage rent component to be adjusted every five years based on the average actual annual net revenues of our Tenant and, without duplication, the Operating Subtenants from the leased properties subject to the Master Lease at such time for the trailing five-calendar-year period (excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue), which will represent 10% of the initial total rent from the Master Lease. The embedded growth in the Master Lease is further complemented by potential acquisitions of the ROFO Properties, which are discussed in detail in “—Business and Growth Strategies.”

We expect to maintain a strong balance sheet with significant financial flexibility. We expect to have a strong, flexible balance sheet with moderate leverage to ensure we meet our financing obligations and operating requirements. We will rely on a combination of equity and debt financing for our future property acquisitions in order to maintain a conservative, stable balance sheet and financial profile. Upon the completion of this offering, our balance sheet will have no debt maturing for at least 5 years (excluding required amortization payments under the Term Loan Facilities), with a weighted average maturity of 7.1 years. Furthermore, we expect that the Operating Partnership will enter into a revolving credit facility that will provide for borrowings of up to $600.0 million from time to time, including for our working capital needs. We intend to be disciplined with our financial management, which will allow us to maintain a balanced capital structure and a predictable distribution policy for our shareholders while evaluating opportunities to finance potential future acquisitions.

Business and Growth Strategies

Stable income and internal growth profile. We initially expect to derive our revenues from long-term contractual cash flows pursuant to our Master Lease, which includes a fixed annual rent escalator on the Base Rent of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00. We expect this escalator to provide the opportunity for stable long-term growth, which will result in the Base Rent growing over $50 million from the fixed annual rent escalator during the first six years of our Master Lease. In addition, the Master Lease includes periodic Percentage Rent resets every five years based on the average actual annual net revenues (as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue) of our Tenant and, without duplication, the Operating Subtenants from the leased properties then subject to the Master Lease at such time during the five-year periods then ended, enabling us to benefit from future revenue growth at the Properties. It is our intention that any additional properties we may acquire in the future will also be leased to tenants with established operating histories pursuant to long-term, triple-net lease arrangements with terms similar to the Master Lease.

Opportunity to acquire properties from MGM. In the future, we expect to have the opportunity to acquire properties from MGM, our controlling shareholder and the parent of the Tenant. We will have a right of first offer with respect to the two ROFO Properties, which are under development by MGM and described below, should MGM elect to sell these properties in the future.

MGM National Harbor. MGM was awarded the sixth and final casino license under current statutes in the State of Maryland by the Maryland Video Lottery Facility Location Commission to build and operate MGM National Harbor, a destination casino resort in Prince George’s County at National Harbor, which is a waterfront development located on the Potomac River just outside of Washington, D.C. The expected cost to develop and construct MGM National Harbor is approximately $1.3 billion, excluding capitalized interest and land-related costs. MGM expects that the resort will include a casino with approximately 3,600 slots and 160 table games including poker, a 300-room hotel with luxury spa and rooftop pool, 93,100 square feet of high-end branded retail and fine and casual dining, a 3,000-seat theater venue, 50,000 square feet of meeting and event space and a 4,700-space parking garage. Construction of MGM National Harbor has commenced with estimated completion in the fourth quarter of 2016.

MGM Springfield. A subsidiary of MGM was awarded a casino license to build and operate MGM Springfield in Springfield, Massachusetts. MGM Springfield will be developed on approximately 14 acres of land in downtown Springfield, Massachusetts. MGM’s plans for the resort currently include a casino with approximately 3,000 slots and 100 table games including poker, a 250-room hotel, 100,000 square feet of retail and restaurant space, 44,000 square feet of meeting and event space, and a 3,375-space parking garage, with an expected development and construction cost of approximately $865 million, excluding capitalized interest and land related costs. Construction of MGM Springfield is expected to be completed in late 2018.

We believe that our relationship with MGM will provide us with access to similar domestic acquisition opportunities in the future from properties currently owned by MGM, or from properties that MGM may acquire or develop in the future, in each case at MGM’s discretion. Should MGM elect to sell these properties, we believe that we will have a competitive advantage over other potential buyers given MGM’s continuing economic ownership interest in the Operating Partnership, simplified operational logistics and, as compared to cash buyers, the opportunity to offer tax deferral. The potential acquisition of properties from MGM provides the additional benefit of leveraging MGM’s operational and industry expertise to execute transactions.

We will actively seek to further diversify our holdings through the acquisition of gaming and gaming-related assets from non-MGM entities. In addition to the gaming and gaming-related properties we may acquire from MGM from time to time in the future, we will also actively seek to identify additional entertainment and gaming-related properties for potential acquisition from non-MGM entities. We intend to selectively grow our portfolio of gaming properties through the acquisition of assets that contribute to our tenant and geographic diversification, can be leased subject to long-term leases with tenants with established operating histories, have low operating risks and provide stable cash flows, consistent with our Properties. We believe that a number of gaming operators would be willing to enter into transactions designed to monetize their real estate assets (i.e., gaming facilities) through sale-leaseback transactions. These gaming operators could use the proceeds from the sale of those assets to repay debt and rebalance their capital structures, while maintaining the operations related to the facilities through long-term leases. We also expect to provide such gaming operators with expansion opportunities that they may not otherwise be in a position to pursue by providing them with the equivalent of secured capital through sale and leaseback transactions at more attractive rates than they could obtain from traditional lenders.

We will actively seek to increase our diversification through the opportunistic acquisition of non-gaming assets and other attractive triple-net lease opportunities. Our Properties include mixed-use assets with lodging, retail, dining, entertainment and other components. We will seek opportunities to acquire non-gaming lodging, leisure and entertainment-related assets, and pursue other attractive triple-net lease acquisitions that may be available in other sectors, that will simultaneously complement our portfolio while contributing to our diversification. We will evaluate potential acquisition opportunities based on customary factors, including sustainability of cash flows, purchase price, expected financial performance, physical features, geographic market, location and opportunity for future value enhancement and will continue to pursue similarly advantageous master lease structures.

Description of Our Properties

The following summaries describe the main features and unique characteristics of each of our Properties, grouped by region. For a more comprehensive description of our Properties, please see “Business and Properties of MGP—Our Properties.”

Las Vegas

Mandalay Bay. Mandalay Bay is a AAA Four Diamond resort offering approximately 2.1 million total square feet of meeting and convention space (ranking fifth in North America in both total convention square feet and exhibit space), numerous restaurants, multiple entertainment venues, and a pool and spa. The Mandalay Bay resort complex also includes a Four Seasons Hotel with its own lobby, restaurants and pool and spa, which has been providing visitors with a AAA Five Diamond-rated hospitality experience since 1999, and The Delano, an all-suite hotel tower with its own spa and fitness center, a lounge and two restaurants. A 3,000-room renovation project and a 350,000-square foot convention center expansion at Mandalay Bay were both completed in early 2016.

The Mirage. The Mirage, a AAA Four Diamond resort, is a tropically themed hotel and casino resort located at the center of the Strip. The property features a wide array of restaurants, entertainment and nightlife options, numerous retail shopping outlets and approximately 170,000 square feet of meeting and convention space, including the 90,000-square foot Mirage Events Center.

New York-New York. New York-New York Hotel and Casino is located at the corner of the Strip and Tropicana Avenue with pedestrian bridges linking the property to both MGM Grand Las Vegas and Excalibur. The architecture at New York-New York replicates many of New York City’s landmark buildings and icons, including the Statue of Liberty, the Empire State Building, the Brooklyn Bridge, and a Coney Island-style roller coaster. The property features several restaurants, numerous bars and lounges, varying entertainment options and a spa and salon. New York-New York also offers approximately 25,000 square feet of meeting and convention space.

Luxor. Luxor is a 4,400 room pyramid-shaped hotel and casino resort situated at the south end of the Strip between Mandalay Bay and Excalibur. Luxor offers approximately 20,000 square feet of meeting and convention space, a spa and salon, and food and entertainment venues on three different levels beneath a soaring hotel atrium.

Monte Carlo. Monte Carlo is located on the Strip adjacent to New York-New York and connected to Aria via a walkway and to Crystals via a people mover that can be accessed through Monte Carlo’s “Street of Dreams” retail area. The property also features approximately 30,000 square feet of meeting and convention space, a spa and salon, and a variety of restaurant and entertainment options.

Excalibur. Excalibur is a castle-themed hotel and casino complex situated immediately north of Luxor at the corner of the Strip and Tropicana Avenue, featuring 30,000 square feet of meeting and convention facilities, a spa and fitness facility, several restaurants and bars and varying entertainment options. Excalibur, Luxor and Mandalay Bay are connected by a tram, allowing guests to travel easily from resort to resort.

The Park. The Park, which opened in April 2016, is an immersive outdoor destination with an array of common spaces and casual restaurants and bars. The Park spans approximately three acres located between New York-New York and Monte Carlo, connecting the two properties to a 20,000-seat arena developed by MGM and Anschutz Entertainment Group, Inc. (“AEG”) that also opened in April 2016. The location of The Park is anticipated to attract visitors to the neighboring Monte Carlo and New York-New York properties.

Regional Properties

MGM Grand Detroit. MGM Grand Detroit, a AAA Four Diamond resort, is one of three casinos in Detroit, Michigan. The resort features two restaurants by Wolfgang Puck, TAP sports pub, exciting nightlife amenities, and a luxurious spa. Additional amenities include a private entrance and lobby for hotel guests and 30,000 square feet of meeting and convention space. MGM Grand Detroit accounted for 42% of the total gaming revenues in Detroit for the year ended December 31, 2015, and has consistently had the highest market share in Detroit as measured by percentage of gaming revenues.

Beau Rivage. Beau Rivage is located on a beachfront site where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi. Beau Rivage blends world-class amenities with southern hospitality and features elegantly remodeled guest rooms and suites, numerous restaurants, nightclubs and bars, a 1,550-seat theatre, an upscale shopping promenade, and a spa and salon. The resort also has 50,000 square feet of meeting and convention space. Beau Rivage accounted for 25% of the total gaming revenues in the Mississippi Gulf Coast market for the year ended December 31, 2015.

Gold Strike Tunica. Gold Strike Tunica is a dockside casino located along the Mississippi River, 20 miles south of Memphis and approximately three miles west of Mississippi State Highway 61, a major north/south highway connecting Memphis with Tunica County. The property features an 800-seat showroom, various food and beverage offerings and 17,000 square feet of meeting space. Gold Strike Tunica accounted for 15% of the total gaming revenues in the Mississippi River Counties, which is the state’s publicly reported segment that includes Northern Mississippi, for the year ended December 31, 2015.

Market Overview

Las Vegas Market Overview

Las Vegas is one of the world’s premier entertainment, gaming, tourist, and meeting and convention destinations. With a uniquely dense concentration of over 40 casinos, approximately 150,000 hotel rooms, extensive convention and meeting facilities, and world-class retail, dining and entertainment offerings, Las Vegas has broad appeal to a wide audience and attracted a record of 42.3 million visitors from around the world in 2015. Total annual visitation to Las Vegas has doubled over the last 25 years, reflecting the Las Vegas market’s increasing long-term significance as a major destination for U.S. and international visitors.

Las Vegas Visitor Volume (millions)

Source: Las Vegas Convention and Visitors Authority

The Strip, a vibrant four-mile stretch of Las Vegas Boulevard South, represents the majority of the Las Vegas market and is the largest gaming market in the United States, with total gross gaming revenues of $5.8 billion and total non-gaming revenues of $10.9 billion for the twelve months ended June 30, 2015. As the Strip has continued to diversify its sources of revenue and benefit from an improving economy with limited new supply, gaming revenues have shown strong and steady growth, increasing at a compound annual growth rate of 2.5% since the twelve months ended June 30, 2010. Over the last 15 years, property owners on the Strip have invested heavily in non-gaming entertainment options and amenities to satisfy changes in consumer demand and reinforce the durability of revenues through diversification.

The Strip: Total Resort Revenues (in billions)	2015 Strip Revenue Mix

Source: UNLV Center for Gaming Research (for the twelve months ended June 30)	Source: UNLV Center for Gaming Research (for the twelve months ended June 30, 2015)

As a result of these investments, the Strip has solidified its position as a premier destination for conventions and meetings as well as leisure travelers who are increasingly drawn to Las Vegas’ unique mix of entertainment offerings. Hosting 5.9 million convention attendees in 2015 and with approximately 11 million total square feet of exhibit and meeting space, the Las Vegas market has been recognized by Trade Show News Network as the number one trade show destination in the U.S. for 21 consecutive years. For the twelve months ended June 30, 2015, non-gaming revenues accounted for approximately 65% of all casino resort revenues in Las Vegas, up from just 42% in 1990. Our Properties account for approximately 24% of the hotel rooms, and accounted for approximately 12% of the total gaming revenues on the Strip for the year ended December 31, 2015.

Limited availability of desirable land and the need to make significant capital expenditures limit the ability of potential competitors to build new large-scale casino resorts on the Strip. As a result, over the next several years, few lodging or gaming real estate developments of significance are expected to open along the Strip despite a rebounding Las Vegas economy. This limited new supply, coupled with strong and growing visitation levels, has already driven improved performance in Las Vegas, as evidenced by hotel occupancy levels of nearly 90% for 2015 and a compound annual growth rate in average daily hotel room rates of 4.8% since 2010.

Las Vegas Hotel Room Occupancy (%)	Las Vegas Average Daily Room Rate ($)

Source: Las Vegas Convention and Visitors Authority. Tables present data for Las Vegas as a whole.

Detroit Market Overview

The commercial gaming market in the Detroit metropolitan area consists of three commercial casino properties in Michigan and one commercial casino located across the Detroit River in Windsor, Ontario. Detroit is primarily a “drive-to” gaming destination, with a substantial majority of its gaming revenues derived from repeat customers who live within several hours of Detroit. Since its inception in 1999, the Detroit gaming market has evolved to become the fifth largest gaming market in the U.S. based on 2015 gross gaming revenues, and has demonstrated relatively stable long-term operating performance.

Mississippi Gulf Coast Market Overview

The Mississippi Gulf Coast gaming market consists of 12 commercial casino properties located along the southern edge of Mississippi in the towns of Biloxi, Gulfport, Bay St. Louis and D’Iberville. These 12 properties have a total of over 600,000 square feet of gaming space, approximately 5.6 million square feet of hotel and other entertainment space, over 14,000 slots, and over 400 table games. Total capital invested in gaming facilities in the region exceeds $2.7 billion as of December 31, 2015, with many properties having completed significant rebuilding and improvement projects since Hurricane Katrina in 2005. Customers at Mississippi Gulf Coast properties come from a variety of U.S. states and other locations, but predominantly visit from Mississippi and nearby states such as Louisiana, Alabama, Florida, Georgia, and Texas.

Northern Mississippi Market Overview

The Northern Mississippi gaming market consists of nine commercial casino properties located in the cities of Tunica and Lula along the Mississippi River in the Northwestern corner of Mississippi. These nine properties have a total of 460,000 square feet of gaming space, 2.8 million square feet of hotel and other entertainment space, nearly 9,000 slot machines, and over 200 table games. Total capital invested in gaming facilities in the region exceeds $1.5 billion as of December 31, 2015. Customers at these properties come from many U.S. states, but predominantly visit from Mississippi and its neighboring states such as Arkansas, Tennessee, and Alabama.

Our Formation and Organizational Structure

In connection with this offering, MGM will engage in the Formation Transactions in which certain subsidiaries of MGM will transfer the real estate assets that comprise our Properties to newly formed Property Holdcos that will be indirectly owned by MGM. Each such subsidiary will subsequently directly or indirectly transfer 100% of the ownership interests in each Property Holdco to the Operating Partnership in exchange for Operating Partnership Units. The Property Holdcos will then be contributed to a subsidiary of the Operating Partnership, and subsequently merged into one Property Holdco, which will be the Landlord under the Master Lease. The Operating Partnership will also assume approximately $4.0 billion of liabilities from MGM and certain subsidiaries of MGM under certain bridge facilities (the “Bridge Facilities”) to be entered into by MGM and certain of its subsidiaries on the closing date and subsequently assumed and repaid by the Operating Partnership on the same date with a combination of third-party debt and the proceeds from this offering. The partnership agreement of the Operating Partnership will provide holders of Operating Partnership Units the right (subject to certain conditions and limitations) to exchange all or a portion of their Operating Partnership Units for cash (in the form of a redemption of such Operating Partnership Units by the Operating Partnership) or, at the election of our conflicts committee on our behalf, for Class A shares on a one-for-one basis (subject to adjustment as provided in the partnership agreement of the Operating Partnership), in each case, subject to the ownership limits described under “Description of Shares of MGP—Restrictions on Ownership and Transfer of Our Shares.”

We intend to use all of the proceeds from the sale of our Class A shares in this offering to purchase Operating Partnership Units at a purchase price per unit equal to the initial public offering price per share of Class A shares in this offering, net of underwriting discounts and commissions. The aggregate number of Operating Partnership Units purchased will be equal to the number of Class A shares sold to the public in this offering.

Following this offering, we will be a holding company and our sole material assets will be (i) Operating Partnership Units representing approximately 24% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option) and (ii) the general partner interest of the Operating Partnership, which we will indirectly own through our wholly owned subsidiary. We will operate and control all of the business affairs and consolidate the financial results of the Operating Partnership and its subsidiaries. The Operating Partnership is a holding company for the companies that directly or indirectly own our Properties.

The following diagram depicts our expected ownership structure upon completion of the Formation Transactions and this offering:

(1)	The Class B share is a non-economic interest representing a majority of the outstanding voting power of our common shares.
(2)	MGM will own 76% of the Operating Partnership Units through certain of its operating and other subsidiaries following the completion of this offering (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option).
(3)	The Tenant will sublease the Properties to operating subsidiaries of MGM.

Transactions with MGM

Following the completion of this offering, we will continue to be a subsidiary of MGM. Upon the completion of this offering, MGM will not own any of our Class A shares, but will continue to own our single outstanding Class B share, entitling it to an amount of votes representing a majority of the total voting power of our shares. The Class B share holds no economic rights. The Class B share structure was put in place to align MGM’s voting rights in us with its economic interest in the Operating Partnership. If the holder of the Class B share and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in us and the Operating Partnership falls below 30%, the Class B share will not be entitled to any voting rights. To the extent that the Class B share is entitled to majority voting power pursuant to our operating agreement, MGM may only transfer the Class B share (other than transfers to us and its controlled affiliates) if and to the extent that such transfer is approved by Special Approval by the conflicts committee, not to be unreasonably withheld. When determining whether to grant such approval, the conflicts committee must take into account the interests of our Class A shareholders and us ahead of the interests of the holder of the Class B share. Following this offering, certain of MGM’s operating and other subsidiaries will also initially own 76% of the Operating Partnership Units, entitling MGM to 76% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option). The general partner of the Operating Partnership will be one of our subsidiaries, and we and MGM (indirectly, as a result of its ownership of our Class B share) will therefore have operating control over the Operating Partnership. As a result, so long as MGM holds the Class B share, MGM will be able to control us and our corporate decisions. See “Risk Factors—Risks Related to Our Affiliation with MGM.”

In connection with the offering, we and MGM are entering into the following agreements, on terms established by MGM with the intention of producing sustainable terms consistent with the respective business plans of both MGM and MGP following this offering. Because these agreements will be negotiated in the context of the offering, they will involve negotiations between affiliated entities. Accordingly, the terms of these agreements may have different terms than would have resulted from negotiations with one or more unrelated third parties. For a discussion of the risks related to our relationship with MGM, please see “Risk Factors—Risks Related to Our Affiliation with MGM.”

Master Contribution Agreement. In connection with this offering, we will enter into a master contribution agreement (the “Master Contribution Agreement”), which will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of MGM for liabilities unrelated to our business, our agreements with MGM and the Operating Partnership regarding the principal transactions necessary to effect the transfer by MGM of certain assets to us or our subsidiaries, the assumption by us or our subsidiaries of certain liabilities in connection with that transfer, the assumption by us or our subsidiaries of the Bridge Facilities in connection with the Formation Transactions and other agreements that govern various aspects of our relationship with MGM after the closing of the transactions contemplated by the Master Contribution Agreement. The Master Contribution Agreement will also contain indemnification obligations and ongoing commitments of us, the Operating Partnership and MGM.

Master Lease. The Tenant will enter into the Master Lease for the Properties with the Landlord, a subsidiary of the Operating Partnership, pursuant to which the Tenant will lease the Properties following the Formation Transactions and the completion of this offering. The Tenant’s performance and payments under the Master Lease will be guaranteed by MGM. A default by the Tenant with regard to any property under the Master Lease or by MGM with regard to its guarantee will cause a default with regard to the entire portfolio covered by the Master Lease. The Master Lease will provide for an initial term of ten years and, at the option of the Tenant, may be extended for up to four additional five-year renewal terms beyond the initial term, on the same terms and conditions.

The Tenant will make the rent payments in monthly installments. Rent under the Master Lease will consist of a “base rent” component and a “percentage rent” component. For the first year, the Base Rent is expected to represent 90% of the initial total rent payments due under the Master Lease, or $495.0 million, and the Percentage Rent is expected to represent 10% of the initial total rent payments due under the Master Lease, or $55.0 million. The Base Rent includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease, as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue. We expect this escalator to provide the opportunity for stable, long-term growth, which will result in the Base Rent growing over $50 million from the fixed annual rent escalator during the first six years of our Master Lease. The Percentage Rent will initially be a fixed amount for approximately the first six years and will then be adjusted every five years based on the average actual annual net revenues of our Tenant and, without duplication, the Operating Subtenants from the leased properties subject to the Master Lease at such time for the trailing five-calendar-year period (calculated by multiplying the average annual net revenues (excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue) for the trailing five-calendar-year period by 1.4%).

Under the Master Lease, we will have a right of first offer with respect to the ROFO Properties that we will be entitled to exercise should MGM elect to sell these properties in the future. Within 30 days of receiving notification from the Tenant that MGM intends to sell either or both of the ROFO Properties, we must notify the Tenant in writing whether we wish to make an offer to purchase the property to be sold, and, if so, provide the price we are willing to pay for the property. If our offer is at least 105% of the proposed sale price on an all cash basis and we agree to all of the other terms set forth in the written notice, then MGM must sell the relevant ROFO Property to us.

Corporate Services Agreement. MGM will agree to provide MGP and its subsidiaries with financial, administrative and operational support services pursuant to a corporate services agreement (the “Corporate Services Agreement”), including accounting and finance support, human resources support, legal and regulatory compliance support, insurance advisory services, internal audit services, governmental affairs monitoring and reporting services, information technology support, construction services, and various other support services (the “Corporate Services”). The Corporate Services Agreement will provide that the Operating Partnership will reimburse MGM for all costs MGM incurs directly related to providing the Corporate Services.

IP License Agreement. In connection with this offering, we will enter into a royalty-free intellectual property rights license agreement (the “IP License Agreement”) with MGM pursuant to which we will have the right to use “MGM” in the corporate names of our company and our subsidiaries for up to 50 years. Pursuant to the IP License Agreement, we will also have the right to use the “MGM” mark and the “MGM” logo in our advertising materials without royalties for up to 50 years.

Registration Rights Agreement. We expect to enter into a registration rights agreement (the “Registration Rights Agreement”) with the operating subsidiaries of MGM that hold Operating Partnership Units. Pursuant to the Registration Rights Agreement, commencing on the first anniversary of the first day of the first full calendar month following the completion of this offering, MGM and certain of its subsidiaries will have the right to require us to effect a registration statement to register the issuance and resale of Class A shares upon exchange of Operating Partnership Units beneficially owned by MGM. The Registration Rights Agreement will also provide for, among other things, demand registration rights and piggyback registration rights for the operating subsidiaries of MGM that hold Operating Partnership Units.

Sublease Agreement. We expect to enter into a sublease agreement with a subsidiary of MGM, MGM Hospitality Global, LLC (“Sublandlord”), pursuant to which we will lease office space as more particularly described in the sublease. The sublease will contain provisions whereby we agree to indemnify and hold harmless Sublandlord from any and all claims, liens, demands, charges, encumbrances, litigation and judgments arising directly or indirectly from any use, occupancy or activity of us, or out of any work performed, material furnished, or obligations incurred by us in, upon or otherwise in connection with the subleased premises. The sublease agreement will terminate (i) by mutual written consent of both us and Sublandlord, (ii) by Sublandlord on 30 days written notice to us or (iii) by us upon 30 days written notice to Sublandlord, or otherwise upon the expiration or earlier termination of the underlying office lease.

Corporate Information

We are a newly formed limited liability company that was formed in Delaware on October 23, 2015. Our principal offices are currently located at 6385 S. Rainbow Blvd., Suite 500 Las Vegas, Nevada 89118 and our main telephone number is (702) 669-1480. We intend to make an election on our U.S. federal income tax return for our taxable year ending December 31, 2016 to be treated as a REIT.

Following this offering, we will be a publicly traded, controlled REIT primarily engaged in the property business, which will consist of owning, acquiring, and leasing gaming and related facilities, including hotel, convention, dining, entertainment and retail facilities.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Considerations.”

Summary Risk Factors

An investment in our Class A shares involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our Class A shares. The following is a list of some of these risks:

•	We will be dependent on MGM (including its subsidiaries) unless and until we substantially diversify our portfolio, and an event that has a material adverse effect on MGM’s business, financial position or results of operations could have a material adverse effect on our business, financial position or results of operations.

•	Initially, we will depend on the Properties for all of our anticipated cash flows.

•	We may not be able to re-lease our Properties following the expiration or termination of the Master Lease.

•	Our sole material assets will be Operating Partnership Units representing approximately 24% of the ownership interests in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option), over which we have operating control through our ownership of its general partner, and our ownership interest in the general partner of the Operating Partnership. Because our interest in the Operating Partnership represents our only cash-generating asset, our cash flows and distributions will depend entirely on the performance of the Operating Partnership and its ability to distribute cash to us.

•	The Master Lease restricts our ability to sell the Properties or our interests in the Operating Partnership or Landlord.

•	We will have future capital needs and may not be able to obtain additional financing on acceptable terms.

•	We are controlled by MGM, whose interests in our business may conflict with ours or yours.

•	We are dependent on MGM for the provision of administration services to our operations and assets.

•	MGM’s historical results, including its historical corporate rent coverage ratio described in this prospectus, may not be a reliable indicator of its future results.

•	Our operating agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our directors, officers and others.

•	In the event of a bankruptcy of the Tenant, a bankruptcy court may determine that the Master Lease is not a single lease but rather multiple severable leases, each of which can be assumed or rejected independently, in which case underperforming leases related to properties we own that are subject to the Master Lease could be rejected by the Tenant while tenant-favorable leases are allowed to remain in place.

•	If we do not qualify to be taxed as a REIT, or fail to remain qualified to be taxed as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would have an adverse effect on our business, financial condition and results of operations.

Debt Financing

In connection with this offering, the Operating Partnership is expected to incur approximately $3.2 billion principal amount of new indebtedness (the “Financing”) in the form of a senior secured term loan A facility (the “Term Loan A Facility”), a senior secured term loan B facility (the “Term Loan B Facility” and together with the Term Loan A Facility, the “Term Loan Facilities”) and senior unsecured notes (the “Senior Notes”), and we will also enter into a senior secured revolving credit facility (the “Revolving Credit Facility”), which we expect to be undrawn on the closing date of this offering (assuming gross proceeds from this offering of at least $932.1 million). The proceeds of such new indebtedness will be used to refinance a portion of the indebtedness under the Bridge Facilities assumed by the Operating Partnership from MGM and certain of its subsidiaries in connection with the Formation Transactions. Proceeds of the Revolving Credit Facility drawn from time to time after the consummation of the Formation Transactions are expected to be used for general corporate purposes. The proceeds received by the Operating Partnership in connection with our purchase of Operating Partnership Units will be used to refinance the remaining debt under the Bridge Facilities assumed by the Operating Partnership from MGM and certain of its subsidiaries in connection with the Formation Transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional details about the Financing. In the event that the gross proceeds from this offering are less than $932.1 million, the Operating Partnership is expected to incur indebtedness under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million of total outstanding indebtedness under the Revolving Credit Facility on the closing date of this offering.

Restrictions on Ownership and Transfer of our Shares

To assist us in complying with the limitations on the concentration of ownership of REIT shares imposed by the Code, among other purposes, our operating agreement will provide for restrictions on ownership and transfer of our shares, including, subject to certain exceptions, prohibitions on any person actually or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of any class of our shares (other than our Class B share) or 9.8% in value of the aggregate outstanding shares of all classes and series of our shares. These restrictions are collectively referred to herein as the “ownership limits.” A person that did not acquire shares in excess of such ownership limits may become subject to our operating agreement restrictions, as described further below, if repurchases by us cause such person’s holdings to exceed such ownership limits. Under certain circumstances, our board of directors may waive the ownership limits if it determines that we will not fail to qualify as a REIT and certain other conditions are satisfied.

Our operating agreement provides that shares of beneficial interest of us acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of one or more designated charitable beneficiaries to be subsequently sold by the trust, and that any person who acquires shares of beneficial interest of us in violation of the ownership limits will not be entitled to any distributions on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid by such person for the shares (or, if such person did not give value for the shares, the market price on the day the shares were transferred to the trust) or the amount realized from the sale. We or our designee will have the right to purchase the shares from the trustee at this calculated price as well. In addition, a transfer of shares of beneficial interest of us in violation of the restrictions on ownership and transfer in the operating agreement may be void under certain circumstances.

Our ownership limits may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our shareholders or otherwise be in their best interest. See “Description of Shares of MGP—Restrictions on Ownership and Transfer of our Shares.”

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes as defined under Section 856(a) of the Code, which we currently expect to occur commencing with our taxable year ending December 31, 2016. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and value of our assets, our distribution levels and the diversity of ownership of our shares. We believe that, at the time of such election, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

So long as we qualify to be taxed as a REIT, we generally will not be subject to U.S. federal income tax on our net REIT taxable income that we distribute currently to our shareholders. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax at regular corporate rates because we would not receive a deduction for dividends paid to our shareholders, and would be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify to be taxed as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property. See “Material U.S. Federal Income Tax Considerations.”

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary is expected to occur in 2021. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. As described herein, we expect to incur $3.2 billion principal amount of indebtedness, which may include more than $1.0 billion in non-convertible debt securities, upon the completion of this offering. Accordingly, we expect that MGP may no longer be an emerging growth company on and after the closing date of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional details about the Financing.

We have elected to take advantage of all of the reduced reporting obligations afforded to emerging growth companies by the JOBS Act. However, we are choosing to “opt out” of the extended transition period election under Section 107(b) of the JOBS Act and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Conflicts of Interest

Following the Formation Transactions and this offering, our single outstanding Class B share, representing a majority of the voting power of our shares, will be owned by MGM, whose interests may differ from or conflict with the interests of our other shareholders. MGM will have the ability to exercise control over our affairs, including control over the outcome of all matters submitted to our shareholders for approval, such as the election of directors and significant transactions. MGM will also have the power to prevent or cause a change in control as a result of its beneficial ownership of our Class B share, which could, among other things, discourage a potential acquirer from attempting to obtain control of us in a manner that provides a control premium to any shareholders other than MGM. Moreover, in such a change of control, shareholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable Delaware law. As a result, unless and until MGM and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%, MGM will be able to effectively control us.

Our operating agreement will provide that whenever a potential conflict of interest exists or arises between MGM or any of its affiliates (other than the Company and its subsidiaries), on the one hand, and the Company or any of its subsidiaries, on the other hand, any resolution or course of action by our board of directors in respect of such conflict of interest (including any action that would result in us no longer qualifying as a REIT) shall be permitted and deemed approved by all of our shareholders, and shall not constitute a breach of our operating agreement, of any limited liability company or other governing agreement of any of our affiliates, of any agreement contemplated by our operating agreement or any governing agreement of any of our affiliates, or of any duty under our operating agreement or existing at law, in equity or otherwise, if the resolution or course of action is or, by operation of our operating agreement, is deemed to be, fair and reasonable to the Company. A resolution or course of action will be conclusively deemed fair and reasonable to the Company if such resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) determined by our board of directors to be fair and reasonable to the Company or (iii) approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates); provided, however, that our operating agreement will provide that any Threshold Transaction, shall be permitted only if (i) Special Approval is obtained or (ii) such transaction is approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates). For the avoidance of doubt, the exercise of rights by MGM or any of its affiliates (other than the Company and its subsidiaries) under any of the agreements described in or filed as exhibits to the Registration Statement shall not be considered a Threshold Transaction.

In connection with any Special Approval, the conflicts committee shall have the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. Such engagement shall not require approval of the entire board of directors. We will agree to provide appropriate funding, as determined by the conflicts committee for (i) compensation for independent counsel and other advisors retained by the conflicts committee, and (ii) ordinary administrative expenses of the conflicts committee that are necessary or appropriate in carrying out its duties.

Our board of directors and any conflicts committee (in connection with any Special Approval) will each be authorized in connection with its resolution of any conflict of interest to consider such factors as it determines in its sole and absolute discretion to be relevant, reasonable or appropriate under the circumstances. Our board of directors will be authorized but not required in connection with its resolution of any conflict of interest to seek Special Approval of such resolution, and our board of directors may also adopt a resolution or course of action that has not received Special Approval. The failure to seek Special Approval by our board of directors will not be deemed to indicate that a conflict of interest exists or that Special Approval could not have been obtained.

In addition, our operating agreement will provide that, to the fullest extent permitted by the Limited Liability Company Act of Delaware (the “Delaware LLC Act”), the existence of the conflicts of interest and the agreements described in or contemplated by this Registration Statement are approved, and all such conflicts of interest are waived, by all shareholders and shall not constitute a breach of our operating agreement or any duty existing at law or otherwise.

No Fiduciary Duties

Our operating agreement will provide that our directors and officers, MGM and its affiliates and any other person eligible for indemnification under the terms of our operating agreement do not have any duties or liabilities, including fiduciary duties, to the fullest extent permitted by law, to MGP, any shareholder or any other person bound by our operating agreement. The provisions of our operating agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of our directors and officers, MGM and its affiliates and any other indemnified person existing at law or in equity, will be deemed agreed by the shareholders to replace such other duties and liabilities of the directors and officers, MGM or any of its affiliates and any other indemnified person.

In addition, our operating agreement will provide that when a director or officer is acting in an individual capacity (or in his or her capacity as a director or officer of MGM or any affiliate of MGM), as opposed to in such director’s or officer’s capacity as a director or officer of MGP, he or she is entitled, to the fullest extent permitted by law, to make such determination or to take or not take such action free of any duty (including any fiduciary duty) or obligation to us or our shareholders whatsoever and such director or officer will not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by our operating agreement, any other agreement contemplated thereby or under the Delaware LLC Act or any other law, rule or regulation or at equity.

Whenever our board of directors (or any committee thereof) or any other person entitled to indemnification under our operating agreement is permitted to or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then our board of directors (or such committee thereof) or such indemnitee, as appropriate, will, to the fullest extent permitted by law, make such decision in its sole and absolute discretion (regardless of whether there is a reference to “sole discretion” or “discretion”) and will be entitled to consider only such interests and factors as they desire, including their own interests or the interests of MGM and its affiliates, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or our shareholders and will not be subject to any different standards imposed by the operating agreement, the Delaware LLC Act, or under any other law, rule or regulation or in equity. Whenever in our operating agreement (or any other agreement contemplated thereby) or otherwise, the board of directors (or any committee thereof) or any other indemnitee, as appropriate, is permitted to or required to make a decision in its “good faith,” then for purposes of our operating agreement, the board of directors (or such committee thereof) or such other indemnitee, as appropriate, shall be conclusively presumed to be acting in good faith if such person or persons subjectively believe or believes that the decision made or not made is in the best interests of MGP.

For additional information about the modification of the fiduciary duties of our board of directors under our operating agreement, see “Risk Factors—Our operating agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our directors, officers and others” and “Conflicts of Interest and Fiduciary Duties—No Fiduciary Duties.”

This Offering

Class A shares offered by us	50,000,000 shares

Overallotment option	7,500,000 shares

Class A shares to be outstanding after this offering	50,000,000 shares

Class B share to be outstanding after this offering	One share (whether or not the underwriters exercise their overallotment option)

Voting power held by holders of Class A shares after giving effect to this offering	Approximately 49%. See “Description of Shares of MGP—Shares—Voting Rights.”

Voting power held by MGM, as the sole holder of the Class B share, after giving effect to this offering	Approximately 51%. See “Description of Shares of MGP—Shares—Voting Rights.”

Use of proceeds	The proceeds of this offering will be used to purchase approximately 50,000,000 Operating Partnership Units, representing 24% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option). The Operating Partnership will use the proceeds to repay a portion of the indebtedness under the Bridge Facilities it assumed from MGM and certain of its subsidiaries in connection with the Formation Transactions, and to pay fees and expenses related to this offering and the Formation Transactions, with the remainder, if any, for general corporate purposes. Any proceeds received in connection with the exercise by the underwriters of their overallotment option will be used by the Operating Partnership for general corporate purposes, including to pay down any amounts drawn under the Revolving Credit Facility in connection with the Formation Transactions.

Listing	We have filed an application with the NYSE to list our Class A shares under the ticker symbol “MGP” on the NYSE.

Ownership and transfer restrictions

To assist us in complying with the limitations on the concentration of ownership of REIT shares imposed by the Code, among other purposes, our operating agreement will generally prohibit, among other prohibitions, as of the closing of this offering, any shareholder from beneficially or constructively owning more than 9.8% in value or in number, whichever is more restrictive, of any class of our shares (other than our Class B share), or 9.8% in value of the aggregate outstanding shares of all classes and series of our shares. See “Description of Shares of MGP—Restrictions on Ownership and Transfer of our Shares.”

Risk factors	Investing in our Class A shares involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 28 and all other information in this prospectus before investing in our Class A shares.

Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the Class A shares offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons through a Reserved Share Program. If these persons purchase reserved Class A shares it will reduce the number of Class A shares available for sale to the general public. Any reserved Class A shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A shares offered by this prospectus.

Distribution policy	Commencing with our taxable year ending on December 31, 2016, consistent with industry standards, we expect to pay distributions in cash in an amount equal to approximately 80.6% of cash available for distribution for each quarterly period, which amount may be changed in the future without advance notice. Our ability to pay regular quarterly distributions is subject to various restrictions and other factors described in more detail under the caption “Distribution Policy.”

We intend to pay a pro-rated distribution with respect to the period commencing from the date Class A shares will be delivered to investors in this offering as set forth on the cover of this prospectus through the last day of the then-current fiscal quarter, based on a distribution of $0.3575 per Class A share for a full quarter.

Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ overallotment option is not exercised, assumes that the Class A shares to be sold in this offering are sold at $19.50 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and excludes 2,500,000 shares (calculated based on the midpoint of the price range set forth on the front cover of this prospectus) that are reserved for future issuance under our equity incentive and compensation plans.

Summary Historical Financial Statements and Pro Forma Financial Information

Following the initial public offering, we will be a publicly traded, controlled REIT primarily engaged in the real property business through our investment in the Operating Partnership. Initially, the Operating Partnership’s portfolio will consist of the Properties that are owned by subsidiaries of MGM as of the date of this prospectus, which will be contributed by subsidiaries of MGM to the Operating Partnership in connection with the initial public offering. See “Basis of Presentation.” The Landlord will lease all of the Properties to the Tenant under the Master Lease. We initially expect to generate revenues by leasing the Properties to the Tenant.

The following summary financial information does not reflect the financial position or results of operations of MGP for the periods indicated. The Predecessor Financial Statements presented below were prepared by combining the financial results of the Properties expected to be owned by us at the completion of this offering. The following table should be read in conjunction with: “MGP Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Predecessor Financial Statements and notes thereto presented elsewhere herein.

The pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a publicly traded company independent from MGM during the periods presented.

	(Historical)		(Pro Forma)(1)
(in thousands, except share and per share amounts)	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2015
			(unaudited)
Statement of Operations Data:
Revenues
Rental income	$—	$—	$552,300
Property taxes reimbursed by Tenant	—	—	48,122

Total revenues	—	—	600,422

Operating expenses
Depreciation	186,262	196,816	196,816
Property transactions, net	—	6,665	6,665
Property taxes	48,346	48,122	48,122
Property insurance	11,634	10,351	—
Other general and administrative	—	—	1,650

Total operating expenses	246,242	261,954	253,253

Operating income (loss)	(246,242)	(261,954)	347,169
Interest expense	—	—	155,593

Income (loss) before income taxes	(246,242)	(261,954)	191,576
Provision for income taxes	—	—	—

Net income (loss)	(246,242)	(261,954)	191,576
Less: Net income (loss) attributable to noncontrolling interest	—	—	145,524

Net income (loss) attributable to Class A shareholders	$(246,242)	$(261,954)	$46,052

Class A Shares
Weighted average number of Class A shares
Basic			50,000,000
Diluted			50,011,538
Basic earnings per share			$0.92

Diluted earnings per share			$0.92

(1)	See “MGP Unaudited Pro Forma Condensed Consolidated Financial Information.”

	(Historical)		(Pro Forma)
(in thousands, except share amounts)	As of December 31,2014	As of December 31, 2015	As of December 31, 2015
			(unaudited)
Balance Sheet Data:
Assets
Property and equipment, net	$7,867,812	$7,793,639	$7,793,639
Cash and cash equivalents	—	—	42,950
Other assets	—	—	10,700

Total assets	$7,867,812	$7,793,639	$7,847,289

Liabilities
Long term debt	$—	$—	$3,142,625
Deferred tax liabilities	1,740,465	1,734,680	—

Total liabilities	1,740,465	1,734,680	3,142,625
Equity
Net Parent investment	6,127,347	6,058,959	—
Class A shares, 1,000,000,000 shares authorized, 50,000,000 shares issued and outstanding	—	—	—
Additional paid-in capital	—	—	1,130,929

Total shareholders’ equity	6,127,347	6,058,959	1,130,929
Noncontrolling interest	—	—	3,573,735

Total equity	6,127,347	6,058,959	4,704,664

Total liabilities and equity	$7,867,812	$7,793,639	$7,847,289

Non-U.S. GAAP Measures

Reconciliation of FFO to Net Income

Funds from operations (“FFO”) is a financial measure that is not prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) and is considered a supplement to U.S. GAAP measures for the real estate industry. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (computed in accordance with U.S. GAAP), excluding gains and losses from sales or disposals of property (presented below as property transactions, net), plus real estate depreciation. We have defined Adjusted Funds From Operations (“AFFO”) as FFO as adjusted for amortization of financing costs, non-cash compensation expense, and the net effect of straight-line rents.

FFO and AFFO are useful supplemental performance measures to investors in comparing operating and financial results between periods. This is especially true since both measures exclude real estate depreciation and amortization expense and the Company believes that real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. The Company believes such a presentation also provides investors with a more meaningful measure of the Company’s operating results in comparison to the operating results of other REITs.

FFO and AFFO do not represent cash flow from operations as defined by U.S. GAAP, should not be considered as an alternative to net income as defined by U.S. GAAP and are not indicative of cash available to fund all cash flow needs. Investors are also cautioned that FFO and AFFO, as presented, may not be comparable to similarly titled measures reported by other REITs due to the fact that not all real estate companies use the same definitions.

The following reconciles pro forma FFO and AFFO to pro forma net income (in thousands):

Pro Forma for Year Ended December 31, 2015
Net income (loss)	$191,576
Real estate depreciation	196,816
Property transactions, net	6,665

FFO	395,057
Amortization of financing costs	9,547
Non-cash compensation expense	450
Net effect of straight-line rents	(2,300)

AFFO	$402,754

RISK FACTORS

Investment in our shares involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring our Class A shares offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

We will be dependent on MGM (including its subsidiaries) unless and until we substantially diversify our portfolio, and an event that has a material adverse effect on MGM’s business, financial position or results of operations could have a material adverse effect on our business, financial position or results of operations.

Immediately following the Formation Transactions, the Tenant will be the lessee of all of the Properties pursuant to the Master Lease and account for all of our revenues. Additionally, because the Master Lease will be a triple-net lease, we will depend on the Tenant to pay all insurance, taxes, utilities and maintenance and repair expenses in connection with these Properties and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business, including existing liabilities which may be unknown or unquantifiable at the time this offering is completed. There can be no assurance that the Tenant will have sufficient assets, income and liquidity to satisfy its payment obligations under the Master Lease, including any payment obligations that may arise in connection with the indemnities under the Master Lease, or that MGM will be able to satisfy its guarantee of the Tenant’s obligations under the Master Lease. Furthermore, there can be no assurance that we will have the right to seek reimbursement against an insurer or have any recourse against the Tenant or MGM in connection with such liabilities. The Tenant and MGM rely on the properties they own and/or operate for income to satisfy their obligations, including their debt service requirements and lease payments due to us under the Master Lease. If income from these properties were to decline for any reason, or if the Tenant’s or MGM’s debt service requirements were to increase, whether due to an increase in interest rates or otherwise, the Tenant may become unable or unwilling to satisfy its payment obligations under the Master Lease and MGM may become unable or unwilling to make payments under its guarantee of the Master Lease. If the Tenant were unable or unwilling to meet its rent obligations and other obligations for one or more of the Properties, there can be no assurances that we would be able to contract with other lessees on similar terms as the Master Lease or at all. The inability or unwillingness of the Tenant to meet its rent obligations and other obligations under the Master Lease could materially adversely affect our business, financial position or results of operations, including our ability to pay distributions to our shareholders as required to maintain our status as a REIT. For these reasons, if the Tenant or MGM were to experience a material adverse effect on their respective business, financial positions or results of operations, our business, financial position or results of operations could also be materially adversely affected.

Due to our dependence on rental payments from the Tenant or from MGM (pursuant to its guarantee) as our only source of revenues, we may be limited in our ability to enforce our rights under the Master Lease or to terminate the Master Lease. In addition, we may be limited in our ability to enforce our rights under the Master Lease because it is a unitary lease and does not provide for termination with respect to individual properties by reason of the default of the Tenant. While we believe that the Tenant will have an interest in complying with the terms of the Master Lease as a result of MGM’s continuing economic interest in our Operating Partnership subsidiary, failure by the Tenant to comply with the terms of the Master Lease or to comply with the gaming regulations to which the Properties under the Master Lease are subject could require us to find another lessee for all of the Properties. During this period, there could be a decrease or cessation of rental payments by the Tenant. In such event, we may be unable to locate a suitable lessee at similar rental rates in a timely manner or at all, which would have the effect of reducing our rental revenues.

Initially, we will depend on the Properties for all of our anticipated cash flows.

Initially, unless and until we acquire additional properties, we will depend on our Properties, all of which are operated by subsidiaries of MGM, for all of our anticipated cash flows. We may not immediately acquire other properties to further diversify and increase our sources of cash flow and reduce our portfolio concentration. Any default with regard to any property under the Master Lease will cause a default with regard to the entire portfolio covered by the Master Lease. Consequently, the impairment or loss of any one or more of the Properties could materially and disproportionately reduce our ability to collect rent under the Master Lease and, as a result, have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our shareholders.

We may not be able to re-lease our Properties following the expiration or termination of the Master Lease.

When the Master Lease expires, the Properties, together or individually, may not be relet in a timely manner or at all, or the terms of reletting, including the cost of allowances and concessions to future tenants, including MGM or its subsidiaries, may be less favorable than the current lease terms. The loss of MGM and its subsidiaries, or future tenants on acquired properties, through lease expiration or other circumstances may require us to spend (in addition to other re-letting expenses) significant amounts of capital to renovate the property before it is suitable for a new tenant and cause us to incur significant costs in the form of ongoing expenses for property maintenance, taxes, insurance and other expenses.

The Master Lease allows the Tenant to cease operations at any of the Properties at any time as long as the Tenant and the Operating Subtenants collectively would have maintained an EBITDAR to rent ratio (as described in the Master Lease) of at least 1.90:1.00 for the preceding twelve month period, after giving effect to the cessation of operations at the applicable Property on a pro forma basis. If the Tenant were to cease operations at a Property, whether due to market or economic conditions or for any other reason, the value of such Property may be impaired and we will not have the right to re-lease the Property as a result of Tenant’s continuing rights to such Property.

The Master Lease is especially suited to MGM, the parent of the Tenant under the Master Lease. Because the Properties have been designed or physically modified for a particular tenant, if the Master Lease is terminated or not renewed, we may be required to renovate the Properties at substantial costs, decrease the rent we charge or provide other concessions to re-lease the Properties. In addition, if we are required to sell a Property, we may have difficulty selling it to a party other than to a gaming operator due to the special purpose for which the Property may have been designed or modified. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, including tenant demand. To the extent that we are not able to re-lease our Properties or that we incur significant capital expenditures as a result of Property vacancies, our business, results of operations and financial condition could be materially adversely affected. Further, if we were unable to re-lease our properties following the expiration or termination of the Master Lease, our cash flow, liquidity and dividend yield on our Class A shares may be adversely affected.

We may assume unknown liabilities in connection with the Formation Transactions.

As part of the Formation Transactions, we will acquire properties that may be subject to unknown existing liabilities. These liabilities might include liabilities for clean-up or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with the contributing entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While the Master Lease will allocate responsibility for many of these liabilities to the Tenant under the Master Lease, if the Tenant fails to discharge these liabilities, we could be required to do so. Additionally while in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited. There can be no assurance that we will be entitled to any such reimbursement or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

Our sole material assets will be Operating Partnership Units representing approximately 24% of the ownership interests in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option), over which we have operating control through our ownership of its general partner, and our ownership interest in the general partner of the Operating Partnership. Because our interest in the Operating Partnership represents our only cash-generating asset, our cash flows and distributions will depend entirely on the performance of the Operating Partnership and its ability to distribute cash to us.

Following this offering, we will be a holding company whose sole material assets will be Operating Partnership Units representing approximately 24% of the ownership interests in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option) and our ownership interest in the general partner of the Operating Partnership and the source of our earnings and operating cash flow will consist exclusively of cash distributions from the Operating Partnership. Therefore, our ability to make distributions to our shareholders will be completely dependent on the performance of the Operating Partnership and its ability to distribute funds to us. The Operating Partnership’s partnership agreement requires it to distribute to us all or such portion of its available cash each quarter as determined by the general partner. The general partner, our wholly owned subsidiary, intends to cause the Operating Partnership to make such distributions and retain such cash reserves to provide for the proper conduct of its business, to enable it to make distributions to us so that we can make timely distributions, or to comply with applicable law or any of the Operating Partnership’s debt or other agreements.

To the extent that we need funds, and the Operating Partnership is restricted from making such distributions pursuant to the terms of the agreements governing its debt or under applicable law or regulation, or is otherwise unable to provide such funds, it could materially and adversely affect our liquidity and financial condition. The earnings from, or other available assets of, the Operating Partnership may not be sufficient to make distributions or loans to us to enable us to make distributions on our Class A shares, taxes and other expenses.

The Master Lease restricts our ability to sell the Properties or our interests in the Operating Partnership and Landlord.

Our ability to sell or dispose of the Properties may be hindered by the fact that such Properties will be subject to the Master Lease, as the terms of the Master Lease may make such Properties less attractive to a potential buyer than alternative properties that may be for sale. In addition, the Master Lease provides that we may not sell the Properties to certain competitors of MGM, limiting the number of potential purchasers of our Properties for as long as the Properties are subject to the Master Lease. The Master Lease also restricts us from selling our interests in the Operating Partnership or the Landlord to certain competitors of MGM.

If we lose our key management personnel, we may not be able to successfully manage our business or achieve our objectives.

Our success will depend in large part upon the leadership and performance of our executive management team, particularly James C. Stewart, our chief executive officer, and Andy H. Chien, our chief financial officer. The appointment of certain key members of our executive management team will be subject to regulatory approvals based upon suitability determinations by gaming regulatory authorities in the jurisdictions where our properties are located. If Messrs. Stewart or Chien are found unsuitable by any such gaming regulatory authorities, or if we otherwise lose their services, we would have to find alternative candidates and may not be able to successfully manage our business or achieve our business objectives.

We may face extensive regulation from certain gaming and other regulatory authorities, and our operating agreement provides that any of our shares held by investors who are found to be unsuitable by state gaming regulatory authorities are subject to redemption.

The ownership, operation and management of gaming facilities are subject to pervasive regulation. Certain gaming authorities in the jurisdictions in which MGM operates may require us and our affiliates to maintain a license as a key business entity or supplier because of our status as landlord. Gaming authorities also retain great discretion to require us to be found suitable as a landlord, and certain of our shareholders, officers and directors may be required to be found suitable as well.

Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities. If the gaming authorities were to find us unsuitable as a landlord, MGM may be required to sever its relationship with us and we could be compelled to sell the Properties.

Gaming authorities may conduct investigations into the conduct or associations of our directors, officers, key employees or investors to ensure compliance with applicable standards. If we are required to be found suitable and are found suitable as a landlord, we will be registered as a public company with the gaming authorities and will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us, we:

•	pay that person any distribution or interest upon any of our voting securities;

•	allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities including if necessary, the immediate purchase of the voting securities for cash at fair market value.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities, typically 5%, of registered public companies or companies that have been found suitable and, in some jurisdictions, non-voting securities to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a public company’s voting securities for investment purposes only. In addition, to the extent a person or institution also holds shares in MGM, such shares may be aggregated with the shares they hold in us in connection with calculating such person’s or institution’s beneficial ownership for purposes of complying with any regulatory requirements in an applicable jurisdiction.

Further, our directors, officers, key employees and investors in our shares must meet approval standards of certain gaming regulatory authorities. If such gaming regulatory authorities were to find such a person or investor unsuitable, we may be required to sever our relationship with that person or the investor may be required to dispose of his, her or its interest in us. Our operating agreement provides that all of our shares held by investors who are found to be unsuitable by regulatory authorities are subject to redemption upon our receipt of notice of such finding. Gaming regulatory agencies may conduct investigations into the conduct or associations of our directors, officers, key employees or investors to ensure compliance with applicable standards.

Additionally, if we are registered as a public company with the gaming authorities neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control.

We will have future capital needs and may not be able to obtain additional financing on acceptable terms.

In connection with this offering, we expect to incur indebtedness in principal amount of approximately $3.2 billion (assuming gross proceeds from this offering of at least $932.1 million). We expect that the proceeds from this indebtedness will be used to refinance a portion of the debt assumed by the Operating Partnership in connection with the Formation Transactions. In the event that the gross proceeds from this offering are less than $932.1 million, the Operating Partnership is expected to incur indebtedness under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million of total outstanding indebtedness under the Revolving Credit Facility on the closing date of this offering. We may also incur additional indebtedness in the future to refinance our existing indebtedness or to finance newly acquired properties. Any significant additional indebtedness could require a substantial portion of our cash flow to make interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay distributions, make capital expenditures and acquisitions, or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit the Operating Partnership’s and our operational flexibility, including our ability to acquire properties, finance or refinance our properties, contribute properties to joint ventures or sell properties as needed. Further, to the extent we were required to incur indebtedness, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Moreover, our ability to obtain additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current credit market conditions would have a material adverse effect on our ability to obtain financing on favorable terms, if at all.

We may be unable to obtain additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Among other things, the absence of an investment grade credit rating or any credit rating downgrade could increase our financing costs and could limit our access to financing sources. If financing is not available when needed, or is available on unfavorable terms, we may be unable to develop new or enhance our existing properties, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may raise additional funds in the future through the issuance of equity securities and as a result our shareholders may experience significant dilution. Additionally, sales of substantial amounts of our Class A shares in the public market following the initial public offering, or the perception that such sales could occur, could adversely affect the market price of our Class A shares, may make it more difficult for our shareholders to sell our Class A shares at a time and price that they deem appropriate and could impair our future ability to raise capital through an offering of our equity securities.

Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially adversely affect our business, financial position or results of operations.

The agreements governing our indebtedness are expected to contain customary covenants, including restrictions on our ability to grant liens on our assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain distributions and other restricted payments. In addition, we will be required to comply with certain financial covenants. These restrictions may limit our operational flexibility. Covenants that limit our operational flexibility as well as defaults under our debt instruments could have a material adverse effect on our business, financial position or results of operations.

The Master Lease requires us to pay for certain capital improvements or to purchase certain personal property from the Tenant in certain circumstances, and we may be required to obtain additional financing.

The Master Lease provides that, if MGM were required to cease consolidating us within its financial statements prepared in accordance with U.S. GAAP at any time in the future (a “deconsolidation event”), we may be required to pay the Tenant, should the Tenant so elect, an amount equal to the fair market value of certain capital improvements made by or at the direction of the Tenant or the Operating Subtenants from the start of the term of the Master Lease until the deconsolidation event, subject to an initial cap of $100 million in the first year of the Master Lease increasing annually by $75 million each year thereafter. Rent under the Master Lease will increase by a factor applied to such amount paid by us to the Tenant. If such a deconsolidation event were to occur and we do not elect to pay in equity, we may not have sufficient liquidity to fund these payments in respect of capital improvements, and may be required to obtain additional financing, which could adversely affect funds for future acquisitions or our AFFO and have a material adverse effect on our business, financial position or results of operations. Alternatively, we may elect to make payments in respect of the capital improvements in the form of equity, which could be dilutive to existing shareholders.

In addition, the Master Lease provides that, under certain circumstances in connection with the expiration of the Master Lease, we may be required to purchase certain tangible personal property of the Tenant or Operating Subtenants at the properties then subject to the Master Lease, including gaming equipment and hotel furniture, fixtures and equipment, for fair market value. If we were required to purchase these assets (subject to applicable gaming laws), we may not have sufficient liquidity to fund these purchases, and may be required to obtain additional financing, which could adversely affect funds for future acquisitions or our AFFO and have a material adverse effect on our business, financial position or results of operations.

Rising expenses could reduce cash flow and funds available for future acquisitions and distributions.

Our properties will be subject to increases in tax rates and tax assessments, utility costs, insurance costs, repairs, maintenance and administrative expenses, and other operating expenses. We may also incur significant expenditures as a result of deferred maintenance for the Properties and other properties we may acquire in the future. While the Properties under the Master Lease are leased on a triple-net basis, if the Tenant or future tenants fail to pay required tax, utility and other impositions and other operating expenses, or if the Tenant or future tenants fails to maintain leased properties in the condition required by the Master Lease, and if we are required to incur a high level of capital expenditures, we could be required to pay those costs which may require that we obtain additional financing and could adversely affect funds available for future acquisitions or cash available for distributions.

We have a limited operating history and the Predecessor historical and pro forma financial information included in this prospectus may not be a reliable indicator of future results.

We are a newly organized company with a limited operating history prior to the completion of this offering. Therefore, our growth prospects must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. We cannot assure you that we will be able to successfully operate our business profitably or implement our operating policies and investment strategy as described in this prospectus. Further, we have not historically operated as a REIT, which may place us at a competitive disadvantage that our competitors may exploit. We urge you to carefully consider the information included in this prospectus concerning us in making an investment decision.

The only financial statements included herein are the Predecessor Financial Statements and our balance sheet as of December 31, 2015. Our balance sheet, pro forma financial information and the Predecessor Financial Statements included herein may not reflect what our business, financial position or results of operations will be in the future when we are a separate, publicly traded company. Until the Formation Transactions are completed, we will not have been an operating business and will not have had historical operations. The Properties being contributed to our Operating Partnership by subsidiaries of MGM in connection with the Formation Transactions were historically operated by MGM as part of its larger corporate organization and not as a stand-alone business or independent company. The financial information that we have included in this prospectus may not reflect what our financial condition, results of operations or cash flows would have been had we been a stand-alone business or independent entity, or had we operated as a REIT, during the periods presented. Significant changes will occur in our cost structure, financing and business operations as a result of our operation as a stand-alone company and the entry into transactions with MGM that have not existed historically, including the Master Lease.

Further, we have no operating history as a REIT. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT. Upon completion of this offering, we will be required to implement substantial control systems and procedures in order to maintain the possibility of qualifying to be taxed as a REIT. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a REIT. These costs and time commitments could be substantially more than we currently expect. Therefore, our unaudited pro forma consolidated financial statements may not be indicative of our future costs and performance as a REIT.

The pro forma financial information included in this prospectus was prepared on the basis of assumptions derived from available information that we believe to be reasonable. However, these assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. Therefore, the financial information we have included in this prospectus may not necessarily be indicative of what our financial condition, results of operations or cash flows will be in the future. For additional information about the basis of presentation of the financial information included in this prospectus, see “Capitalization,” “Selected Historical Financial Data,” “MGP Unaudited Pro Forma Condensed Consolidated Financial Information” and the financial statements.

We are dependent on the gaming industry and may be susceptible to the risks associated with it, which could materially adversely affect our business, financial position or results of operations.

As the owner of properties associated with gaming facilities, we will be impacted by the risks associated with the gaming industry. Therefore, our success is to some degree dependent on the gaming industry, which could be adversely affected by economic conditions in general, changes in consumer trends, reductions in discretionary consumer spending and corporate spending on conventions and business development and preferences and other factors over which we and MGM have no control. Economic contraction, economic uncertainty or the perception by our customers of weak or weakening economic conditions may cause a decline in demand for hotels, casino resorts, trade shows and conventions, and for the type of luxury amenities offered at our properties. In addition, changes in discretionary consumer spending or consumer preferences could be driven by factors such as the increased cost of travel, an unstable job market, perceived or actual disposable consumer income and wealth, outbreaks of contagious diseases or fears of war and future acts of terrorism. Because a component of the rent under the Master Lease is based, over time, on the actual net revenues (as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue) of our Tenant and, without duplication, the Operating Subtenants from the leased properties subject to the Master Lease, a decrease in the gaming business would likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.

Because a majority of our major gaming resorts are concentrated on the Strip, we are subject to greater risks than a company that is more geographically diversified.

Given that a majority of our major resorts are concentrated on the Strip, our business may be significantly affected by risks common to the Las Vegas tourism industry. For example, the cost and availability of air services and the impact of any events that disrupt air travel to and from Las Vegas can adversely affect the business of our Tenant. We cannot control the number or frequency of flights to or from Las Vegas, but our Tenant relies on air traffic for a significant portion of its visitors. Reductions in flights by major airlines as a result of higher fuel prices or lower demand can impact the number of visitors to our properties. Additionally, there is one principal interstate highway between Las Vegas and Southern California, where a large number of the customers that frequent our properties reside. Capacity constraints of that highway or any other traffic disruptions may also affect the number of customers who visit our facilities. Moreover, due to the concentration of our major resorts that operate on the Strip, we may be disproportionately affected by general risks such as acts of terrorism, natural disasters, including major fires, floods and earthquakes, and severe or inclement weather, should such developments occur in or nearby Las Vegas.

Our pursuit of investments in, and acquisitions or development of, additional properties (including our acquisition of the ROFO Properties) may be unsuccessful or fail to meet our expectations.

We will operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, lenders, gaming companies and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Additionally, although our Master Lease provides us with a right of first offer with respect to the ROFO Properties, there can be no assurance that the development of the ROFO Properties will be completed on schedule, or at all, or as to the timing of their commencement of operations or when operations at the ROFO Properties will stabilize in order for us to consider a purchase of one or both of these assets. In addition, MGM may elect not to sell the ROFO Properties in the future, or we may be unable to reach an agreement with MGM on the terms of the purchase of such properties if MGM were to elect to sell the ROFO Properties in the future. Accordingly, there can be no assurance that we will be able to acquire any additional properties in the future.

If we cannot identify and purchase a sufficient quantity of gaming properties and other properties at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, financial position or results of operations could be materially adversely affected. Additionally, the fact that we must distribute 90% of our net taxable income (determined without regard to the dividends-paid deduction and excluding any net capital gains) in order to maintain our qualification as a REIT may limit our ability to rely upon rental payments from our leased properties or subsequently acquired properties in order to finance acquisitions. As a result, if debt or equity financing is not available on acceptable terms, further acquisitions might be limited or curtailed.

Investments in and acquisitions of gaming properties and other properties we might seek to acquire entail risks associated with real estate investments generally, including that the investments’ performance will fail to meet expectations, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant, operator or manager will underperform. Real estate development projects present other risks, including construction delays or cost overruns that increase expenses, the inability to obtain required zoning, occupancy and other governmental approvals and permits on a timely basis, and the incurrence of significant development costs prior to completion of the project.

Further, even if we were able to acquire additional properties in the future, including the ROFO Properties, there is no guarantee that such properties would be able to maintain their historical performance, or that we would be able to realize the same margins from those properties as the previous owners. In addition, our financing of these acquisitions could negatively impact our cash flows and liquidity, require us to incur substantial debt or involve the issuance of substantial new equity, which would be dilutive to existing shareholders. See “—We will have future capital needs and may not be able to obtain additional financing on acceptable terms.” In addition, we cannot assure you that we will be successful in implementing our growth strategy or that any expansion will improve operating results. The failure to identify and acquire new properties effectively, or the failure of any acquired properties to perform as expected, could have a material adverse effect on us and our ability to make distributions to our shareholders.

Required regulatory approvals can delay or prohibit future leases or transfers of our gaming properties, which could result in periods in which we are unable to receive rent for such properties.

MGM (and any future tenants of our gaming properties) will be required to be licensed under applicable law in order to operate any of our gaming properties as gaming facilities. If the Master Lease or any future lease agreements we will enter into are terminated (which could be required by a regulatory agency) or expire, any new tenant must be licensed and receive other regulatory approvals to operate the properties as gaming facilities. Any delay in or inability of the new tenant to receive required licenses and other regulatory approvals from the applicable state and county government agencies may prolong the period during which we are unable to collect the applicable rent. Further, in the event that the Master Lease or future agreements are terminated or expire and a new tenant is not licensed or fails to receive other regulatory approvals, the properties may not be operated as gaming facilities and we will not be able to collect the applicable rent. Moreover, we may be unable to transfer or sell the affected properties as gaming properties, which would adversely impact our financial condition and results of operation.

Our operating agreement will restrict the ownership and transfer of our outstanding Class A shares, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.

In order for us to qualify to be taxed as a REIT, not more than 50% in value of our outstanding shares may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year after the first year for which we elect to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own our shares during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Also, subject to limited exceptions, neither we nor an actual or constructive owner of 10% or more (by value) of our shares may actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Any tenant that exceeds such ownership limits is referred to as a related party tenant, and rent from a related party tenant generally will not qualify under the REIT income tests.

Our operating agreement, with certain exceptions, will authorize the board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Our operating agreement will also provide, subject to certain exceptions, that no person may beneficially or constructively own more than 9.8% in value or in number, whichever is more restrictive, of any class of our shares (other than our Class B share) or 9.8% of the value of the aggregate outstanding shares of all classes and series of our shares. See “Description of Shares of MGP—Restrictions on Ownership and Transfer of our Shares” and “Material U.S. Federal Income Tax Considerations.” The constructive ownership rules are complex and may cause shares owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for our shares or otherwise be in the best interests of our shareholders. The acquisition of less than 9.8% of our shares by an individual or entity could cause that individual or entity to own beneficially or constructively in excess of 9.8% in value of our outstanding shares, and thus violate our operating agreement’s ownership limit. Any attempt to own or transfer our shares in violation of these restrictions may result in the transfer being automatically void. Our operating agreement will also provide that shares acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of one or more designated charitable beneficiaries to be subsequently sold by the trust, and that any person who acquires our shares in violation of the ownership limit will not be entitled to any distributions on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the market price on the day the shares were transferred to the trust or the amount realized from the sale. We or our designee will have the right to purchase the shares from the trustee at this calculated price as well.

Any mechanic’s liens incurred by the Tenant or the Operating Subtenants will attach to, and constitute liens on, our interest in the Properties.

To the extent our Tenant or the Operating Subtenants make any improvements, these improvements could cause mechanic’s liens to attach to our Properties. To the extent that mechanic’s liens, or similar claims, are recorded against any of the Properties or any properties we may acquire in the future, the holders of such mechanic’s liens or claims may enforce them by court action and courts may cause the applicable Properties or future properties to be sold to satisfy such liens or claims, which could negatively impact our revenues, AFFO and our distributions to shareholders. Further, holders of such liens or claims could have priority over our Class A shareholders in the event of bankruptcy or liquidation, and as a result, a trustee in bankruptcy may have difficulty realizing or foreclosing on such Properties in any such bankruptcy or liquidation, and the amount of distributions our Class A shareholders could receive in such bankruptcy or liquidation could be reduced.

Net leases may not result in fair market lease rates over time, which could negatively impact our income and reduce the amount of funds available to make distributions to shareholders.

All of our rental income is generated from the Master Lease, which is a triple-net lease, and provides greater flexibility to the Tenant related to the use of leased property than would be the case with ordinary property leases, such as the right to freely sublease portions of each leased property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Furthermore, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our shareholders could be lower than they would otherwise be if we did not enter into a net lease.

The Tenant may assign its responsibilities under the Master Lease to unaffiliated third parties.

The Tenant may assign its obligations under the Master Lease (including with respect to one or more individual Properties) to a third party assignee without our consent if such assignee meets certain conditions under the Master Lease regarding its experience operating large-scale casinos (or in the case of any of our non-gaming properties, experience operating similar properties), licensing status and economic condition, among other requirements. Despite these assignment requirements, there can be no assurances that any future assignee of the Tenant’s obligations under the Master Lease would be as creditworthy as the Tenant or MGM, or would be able to operate the Properties with the same operational expertise as the Tenant and MGM, which could have a material adverse effect on our business, financial condition, results of operations.

We may be unable to realize the anticipated benefit of the rent escalators in our Master Lease.

Although the Master Lease provides that the Base Rent will be escalated annually by 2.0% for the second through the sixth lease years (as defined in the Master Lease), thereafter this rent escalation is subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease (as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue). If the rent escalation were not to apply in any particular year, no arrears would accrue or be payable in future lease years. Therefore, there can be no assurance that we will ever realize the benefit of the rent escalators in the Master Lease after the sixth lease year, which could have a material adverse effect on anticipated future cash flows and our ability to increase our distributions to shareholders.

Even if we were able to receive rent escalators under the Master Lease, the rent escalators may lag behind inflation rates. These annual escalators under the Master Lease are based on fixed percentage increases, subject to certain conditions. If these annual escalations lag behind inflation, it could adversely impact our financial condition, results of operations, cash flow, trading price of our Class A shares, our ability to satisfy our debt obligations and our ability to pay distributions to our shareholders.

Our dividend yield could be reduced if we were to sell any of our Properties in the future.

If we elect to sell one or more of the Properties in the future, our AFFO could decrease, resulting in a lower level of distributions to our shareholders than we made prior to such sale or sales. If our distributions were to decrease, the effective dividend yield of our Class A shares (i.e., the yield as a percentage of the then-market price of our Class A shares) could subsequently decrease as well, which could have a material adverse effect on the market price of our Class A shares.

An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect the price of our Class A shares.

If interest rates increase, so could our interest costs for any new debt and our variable rate debt obligations. This increased cost could make the financing of any acquisition more costly, as well as lower future period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay for our assets and consequently limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions.

Further, the dividend yield on our Class A shares, as a percentage of the price of such shares, will influence the price of such shares. Thus, an increase in market interest rates may lead prospective purchasers of our Class A shares to expect a higher dividend yield, which would adversely affect the market price of our Class A shares.

The Tenant may choose not to renew the Master Lease or seek to renegotiate the terms of the Master Lease at each renewal term.

The Master Lease has an initial lease term of ten years with the potential to extend the term for four additional five-year terms thereafter, solely at the option of the Tenant. At the expiration of the initial lease term or of any additional renewal term thereafter, the Tenant may choose not to renew the Master Lease or seek to renegotiate the terms of the Master Lease. If the Master Lease expires without renewal, or the terms of the Master Lease are modified in a way which is adverse to us, our results of operations and our ability to maintain previous levels of distributions to shareholders may be adversely affected.

We may be required to contribute insurance proceeds with respect to casualty events at our Properties to the lenders under our debt financing agreements.

In the event that we were to receive insurance proceeds with respect to a casualty event at any of our Properties, we may be required under the terms of our debt financing agreements to contribute all or a portion of those proceeds to the repayment of such debt, which may prevent us from restoring such Properties to their prior state. If the remainder of the proceeds (after any such required repayment) were insufficient to make the repairs necessary to restore the damaged Properties to a condition substantially equivalent to its state immediately prior to the casualty, we may not have sufficient liquidity to otherwise fund these repairs and may be required to obtain additional financing, which could adversely affect our AFFO and have a material adverse effect on our business, financial position or results of operations.

There can be no assurance that we will be able to make distributions to our Class A shareholders or maintain our anticipated level of distributions over time.

We will determine future distributions based on a number of factors, including, among other things, our AFFO, operating results, our financial condition, especially in relation to our anticipated future capital needs, our then-current expansion plans, the distribution requirements for REITs under the Code, and other factors our board deems relevant. For example, if our Tenant were unable to make rental payments under the Master Lease and MGM were unable to fulfill its obligations under its guarantee, our ability to make distributions would be materially impaired. Our ability to make distributions to our Class A shareholders, to maintain our anticipated level of distributions over time, and the timing, amount and composition of any future distributions, will be at the sole discretion of our board in light of conditions then existing. Consequently, there can be no assurance that we will ever be able to make distributions at the anticipated distribution rate or be able to maintain our anticipated distribution rate over time, and any change in our distribution policy could have a material adverse effect on the market price of our Class A shares.

Delaware law and provisions in our operating agreement may delay or prevent takeover attempts by third parties and therefore inhibit our shareholders from realizing a premium on their shares.

Our operating agreement will contain, and Delaware law contains, provisions that are intended to prevent coercive takeover practices and inadequate takeover bids and to require prospective acquirers to negotiate with our board of directors. Our operating agreement will, among other things:

•	provide majority voting rights to the holder of our outstanding Class B share, which will be MGM following this offering;

•	provide that any merger, consolidation, conversion, sale or other disposition of our assets requires approval of our board of directors;

•	require advance notice for our shareholders to nominate candidates for election to our board of directors or to propose business to be considered by our shareholders at a meeting of our shareholders;

•	allow us to issue additional securities, including, but not limited to, preferred shares, without approval by our shareholders;

•	allow the board of directors to amend the operating agreement without the approval of the shareholders except under certain specified circumstances;

•	require that (subject to certain exceptions) no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the aggregate value or number (whichever is more restrictive) of any class of our shares (other than our Class B share) or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our shares (see “Description of Shares of MGP—Restrictions on Ownership and Transfer of our Shares”); and

•	limit the ability of our shareholders to call special meetings of our shareholders or to act by written consent.

In addition, our operating agreement will not limit or impair the ability of our board of directors to adopt a “poison pill” or shareholder or other similar rights plan, whether such poison pill or plan contains “dead hand” provisions, “no hand” provisions or other provisions relating to the redemption of the poison pill or plan.

Our board of directors believes these provisions will protect its shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors. These provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in our best interests. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

MGM’s historical results, including its historical corporate rent coverage ratio described in this prospectus, may not be a reliable indicator of its future results.

In connection with the Formation Transactions, MGM’s cost structure, financing and business operations will experience significant changes. While the information regarding MGM’s historical corporate rent coverage ratio was prepared on the basis of assumptions and information that we believe to be reasonable, MGM’s actual results and corporate rent coverage ratio in the future may differ from the historical numbers presented, perhaps significantly, due to numerous factors, including the condition of the gaming market in the regions in which MGM operates and the levels of dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China. In addition, MGM, its subsidiaries and CityCenter, Borgata, Grand Victoria and MGM China have a significant amount of outstanding indebtedness, and the cash flow required to service such indebtedness, which is not accounted for in the calculation of MGM’s corporate rent coverage ratio, may impact the amount of actual cash MGM has available to satisfy its obligations under the Master Lease. Accordingly, you should not place undue reliance on such information as it may not be indicative of MGM’s results or corporate rent coverage ratio in the future.

The bankruptcy or insolvency of our Tenant could result in the termination of the Master Lease and material losses to us.

Although the Tenant’s performance and payments under the Master Lease will be guaranteed by MGM, a default by the Tenant with regard to any property under the Master Lease, or by MGM with regard to its guarantee, will cause a default with regard to the entire portfolio covered by the Master Lease. There can be no assurances that the Tenant or MGM would assume the Master Lease or guarantee, as applicable, in the event of a bankruptcy, and if the Master Lease or guarantee were rejected, the Tenant or MGM, as applicable, may not have sufficient funds to pay the damages that would be owed to us a result of the rejection. For these and other reasons, the bankruptcy of the Tenant or MGM could have a material adverse effect on our business, financial condition and results of operations.

In the event of a bankruptcy of the Tenant, a bankruptcy court may determine that the Master Lease is not a single lease but rather multiple severable leases, each of which can be assumed or rejected independently, in which case underperforming leases related to properties we own that are subject to the Master Lease could be rejected by the Tenant while tenant-favorable leases are allowed to remain in place.

The Tenant, a subsidiary of MGM, leases all of the Properties pursuant to the Master Lease. Bankruptcy laws afford certain protections to tenants that may also affect the Master Lease, which may be treated for purposes of bankruptcy laws as either a single lease for all the properties or as separate and severable leases for each property. Subject to certain restrictions, a tenant under a lease generally is required to assume or reject the lease as a whole, rather than making the decision on a property-by-property basis. This prevents the tenant from assuming only the better performing properties and terminating the lease with respect to the poorer performing properties. However, it is possible that a bankruptcy court could determine that a single “master lease” covering multiple properties is not a single indivisible lease but rather is multiple severable leases each of which can be assumed or rejected independently. Whether or not a bankruptcy court will require that the Master Lease must be assumed or rejected as a whole depends upon a “facts and circumstances” analysis considering a number of factors, including the parties’ intent, the nature and purpose of the relevant documents, whether there was separate and distinct consideration for each property included in the Master Lease, whether the Landlord or Tenant had the ability to dispose of its interest in any property included in the Master Lease, the provisions contained in the relevant documents and applicable state law. If a bankruptcy court in a bankruptcy of the Tenant were to determine that the Master Lease is not a single lease but rather multiple severable leases each of which can be assumed or rejected independently, certain underperforming leases related to properties we own could be rejected by the Tenant in bankruptcy while tenant-favorable leases are allowed to remain in place, thereby adversely affecting payments to us derived from the properties.

A bankruptcy court may judicially recharacterize the Master Lease as a secured lending transaction, in which case we would not be treated as the owner of the Properties and could lose certain rights as the owners in the bankruptcy proceedings.

It is possible that, if we were to become subject to bankruptcy proceedings, a bankruptcy court could re-characterize the lease transactions set forth in the Master Lease as secured lending transactions depending on its interpretation of the terms of the Master Lease, including, among other factors, the length of the Master Lease relative to the useful life of the leased property. If the Master Lease were judicially recharacterized as a secured lending transaction, we would not be treated as the owner of the Properties and could lose the legal as well as economic attributes of the owners of the Properties, which could have a material adverse effect on our business, financial position or results of operations.

We may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

While the Master Lease will require, and any new lease agreements are expected to require, that comprehensive insurance and hazard insurance be maintained by the Tenant, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that will be subject to sublimits and may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

If we experience a loss that is uninsured or that exceeds the policy coverage limits of the insurance maintained by the Tenant, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties were subject to recourse indebtedness, we could continue to be liable for the indebtedness even if these properties were irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of our business caused by a casualty event may result in the loss of business or tenants. The business interruption insurance carried by the Tenant may not fully compensate us for the loss of business due to an interruption caused by a casualty event. Further, if the Tenant has insurance but is underinsured, it may be unable to satisfy its payment obligations under its lease with us.

A disruption in the financial markets may make it more difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer’s ability to meet its claim payment obligations. A failure of an insurance company to make payments to us or our Tenant upon an event of loss covered by an insurance policy could adversely affect our business, financial condition and results of operations.

Changes in building and/or zoning laws may require us to update a property in the event of recapture or prevent us from fully restoring a property in the event of a substantial casualty loss and/or require us to meet additional or more stringent construction requirements.

Due to changes, among other things, in applicable building and zoning laws, ordinances and codes that may affect certain of our properties that have come into effect after the initial construction of the properties, certain properties may not comply fully with current building and/or zoning laws, including electrical, fire, health and safety codes and regulations, use, lot coverage, parking and setback requirements, but may qualify as permitted non-conforming uses. Although the Master Lease requires the Tenant to pay for and ensure continued compliance with applicable law, there is no assurance that future leases will be negotiated on the same basis or that the Tenant or other future tenants will make the required changes as required by the terms of the Master Lease and/or any future leases we may enter into. In addition, such changes may limit the Tenant’s ability to restore the premises of a property to its previous condition in the event of a substantial casualty loss with respect to the property or the ability to refurbish, expand or renovate such property to remain compliant, or increase the cost of construction in order to comply with changes in building or zoning codes and regulations. If the Tenant is unable to restore a property to its prior use after a substantial casualty loss or is required to comply with more stringent building or zoning codes and regulations, we may be unable to re-lease the space at a comparable effective rent or sell the property at an acceptable price, which may materially and adversely affect us.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

As an owner of real property, we will be subject to various federal, state and local environmental and health and safety laws and regulations. Although we will not operate or manage most of our property, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release.

In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.

Certain Properties are subject to restrictions pursuant to reciprocal easement agreements, operating agreements, or similar agreements.

Many of the Properties are, and properties that we acquire in the future may be, subject to use restrictions and/or operational requirements imposed pursuant to ground leases, restrictive covenants or conditions, reciprocal easement agreements or operating agreements (collectively, “Property Restrictions”) that could adversely affect our ability to lease space to third parties. Such Property Restrictions could include, for example, limitations on alterations, changes, expansions, or reconfiguration of properties; limitations on use of properties; limitations affecting parking requirements; or restrictions on exterior or interior signage or facades. In certain cases, consent of the other party or parties to such agreements may be required when altering, reconfiguring, expanding or redeveloping. Failure to secure such consents when necessary may harm our ability to execute leasing strategies, which could adversely affect our business, financial condition or results of operations.

Our Properties are subject to risks from natural disasters such as earthquakes, hurricanes and severe weather.

Our Properties are located in areas that may be subject to natural disasters, such as earthquakes, and extreme weather conditions, including, but not limited to, hurricanes. Such natural disasters or extreme weather conditions may interrupt operations at the casino resorts, damage our properties, and reduce the number of customers who visit our facilities in such areas. A severe earthquake in Las Vegas could damage or destroy a number of our Properties. In addition, our operations could be adversely impacted by a drought or other cause of water shortage. A severe drought of extensive duration experienced in Las Vegas or in the other regions in which we expect to operate could adversely affect the business and results of operations at our Properties. Although our Tenant will be required to maintain both property and business interruption insurance coverage for certain extreme weather conditions, such coverage is subject to deductibles and limits on maximum benefits, including limitation on the coverage period for business interruption, and we cannot assure you that we or our Tenant will be able to fully insure such losses or fully collect, if at all, on claims resulting from such natural disasters or extreme weather conditions.

In addition, the Master Lease allows the Tenant to elect to remove a Property from the Master Lease following certain casualty or condemnation events. If the insurance proceeds received in such a casualty event are insufficient to restore the affected Property, responsibility for the shortfall of insurance proceeds will be allocated between the Landlord and the Tenant as set forth in the Master Lease. If the condemnation award received in such a condemnation event is insufficient to restore the affected Property, the shortfall in the condemnation award will be born entirely by the Landlord. In either event, there can be no assurance that we would have access to sufficient funds to restore the affected Property. Even if we are able to restore the affected Property, we could be limited to selling or leasing such Property to a new tenant in order to obtain an alternate source of revenue, which may not happen on comparable terms or at all. Any such removal also could lead to a reduction in the amount of rent we would receive under the Master Lease and negatively impact our revenues.

Possible terrorist activity or other acts of violence could adversely affect our financial condition and results of operations.

Terrorist attacks or other acts of violence may result in declining economic activity, which could harm the demand for goods and services offered by the Tenant and the value of our properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in retail demand could make it difficult for us to renew or re-lease our properties at lease rates equal to or above historical rates. Terrorist activities or violence also could directly affect the value of our properties through damage, destruction or loss, and the availability of insurance for such acts, or of insurance generally, might be lower or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that the Tenant is affected by future attacks, its business similarly could be adversely affected, including its ability to continue to meet obligations under the Master Lease. These acts might erode business and consumer confidence and spending and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our new or redeveloped properties, and limit our access to capital or increase our cost of raising capital.

For as long as we are an emerging growth company and while remaining a non-accelerated filer, we will not be required to comply with certain reporting requirements that apply to other public companies.

As an “emerging growth company” under the JOBS Act, we intend to take advantage of provisions that, among other things, reduce certain reporting requirements, including relating to accounting standards and compensation disclosure. For as long as we are an emerging growth company and while remaining a non-accelerated filer, which may be up to five full fiscal years, unlike most other public companies, we will not be required to:

•	provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold shareholder advisory votes on executive compensation.

As described herein, we expect to incur approximately $3.2 billion principal amount of indebtedness, which may include more than $1.0 billion in non-convertible debt securities, upon the completion of this offering. Accordingly, we expect that MGP may no longer be an emerging growth company on and after the closing date of this offering.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

The operation of our Properties (including any ROFO Properties we may acquire) will require, and the operation of properties acquired in the future will likely require, the use of certain brand names.

The operation of our Properties requires the use of certain brand names, and the terms of the Master Lease do not require the Tenant, MGM or any of its subsidiaries to transfer any intellectual property rights associated with any casino resort to us or to potential new tenants. If the Tenant or another subsidiary of MGM were to cease being the tenant of the Properties, we or a successor tenant may be required to rebrand and/or renovate such properties at substantial cost. If we are unable to successfully manage the transition of our business to new brands in order to accommodate future tenants, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further, in connection with this offering, we will enter into the IP License Agreement with MGM pursuant to which we will have the right to use “MGM” in the corporate names of our company and our subsidiaries without royalties for up to 50 years. Pursuant to the IP License Agreement, we will also have the right to use the

“MGM” mark and the “MGM” logo in our advertising materials without royalties for up to 50 years. We will be reliant on MGM to maintain and protect its intellectual property rights and we could be adversely impacted by infringement, invalidation, unauthorized use or litigation affecting the licensed intellectual property or brand names used in the operation of the Properties. When our right to use the MGM brand name and logo expires under the terms of the IP License Agreement, or if such agreement is terminated earlier due to a breach or otherwise, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. If we are unable to successfully manage the transition of our business to our new brand, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Affiliation with MGM

We are controlled by MGM, whose interests in our business may conflict with ours or yours.

Our Class B share, representing a majority of the voting power of our shares, is owned by MGM, whose interests may differ from or conflict with the interests of our other shareholders. MGM will have the ability to exercise control over our affairs, including control over the outcome of all matters submitted to our shareholders for approval, including the election of directors and significant transactions. MGM will also have the power to prevent or cause a change in control as a result of its beneficial ownership of our Class B share, which could, among other things, discourage a potential acquirer from attempting to obtain control of us in a manner that provides a control premium to any shareholders other than MGM. Moreover, in such a change of control, shareholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable Delaware law. As a result, unless and until MGM and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%, MGM will be able to effectively control us.

It is possible that MGM’s interests may, in some circumstances, conflict with your interests as a shareholder. For example, MGM may prevent us from selling properties if such sales would result in unfavorable tax allocations to MGM under Section 704(c) of the Code, which would require allocations to be made to MGM upon a transfer of any properties contributed by it to the Operating Partnership on account of the difference between the fair market value of those properties and their adjusted tax basis on the date that MGM contributed such properties, even if such a sale would be advantageous to MGP. In addition, because of our dual class structure, MGM will continue to be able to elect our board of directors and control all matters submitted to our shareholders for approval even though they will not own any Class A shares. This concentrated control will limit the ability of shareholders to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial, which could adversely affect the market price of our Class A shares.

Various conflicts of interest between MGM and us could arise. Some of our directors may own more stock in MGM than in our company following this offering. Ownership interests of officers and directors of MGM in our shares, or a person’s service as either an officer or director of both companies, could create or appear to create potential conflicts of interest when those officers and directors are faced with decisions that could have different implications for MGM and us. Potential conflicts of interest could also arise if we enter into any new commercial arrangements with MGM while it remains one of our principal shareholders. Furthermore, our ability to lease our properties to or acquire properties from companies other than MGM or its affiliates in the future could be limited. In particular, we will be prevented from selling or leasing our properties or our interests in the Operating Partnership or the Landlord to competitors of MGM. Our operating agreement will provide that MGM will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging any of our directors, officers or employees, and MGM is not obligated to identify, acquire, or sell us any properties in the future.

Pursuant to the terms of our operating agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to, among others, MGM and its affiliates and our directors or executive officers or any of their affiliates. Some of our executive officers and directors may also serve as officers and directors of MGM. No such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any shareholder for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, MGM and its affiliates may compete with us for investment opportunities and may own an interest in entities that compete with us on an operations basis.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with MGM. These agreements will include, in addition to the Master Lease, the Master Contribution Agreement, Corporate Services Agreement, IP License Agreement and Registration Rights Agreement. Related agreements and other transactions with MGM will be determined by MGM and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with MGM, see “Certain Relationships and Related Party Transactions.”

We are dependent on MGM for the provision of administration services to our operations and assets.

The operation of our business will depend on the administration services provided by MGM. MGM’s personnel and support staff that provide services to us will not be required to act exclusively for us, and no specific individuals are required to be provided to us by MGM. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If MGM were to default in the performance of its obligations to provide us with services, we may be unable to contract with a substitute service provider on similar terms or at all. The costs of substituting service providers may be substantial. In addition, in light of MGM’s familiarity with our properties, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as MGM does under our current agreements on similar terms, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operating agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our directors, officers and others.

Our operating agreement will provide that our board of directors, in exercising its rights in its capacity as members of the board of directors, will be entitled to consider only such interests and factors as they desire, including MGM’s interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us and will not be subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity. Similarly, our operating agreement will provide that our officers, MGM and its affiliates and any other person eligible for indemnification under the terms of our operating agreement do not have any duties or liabilities, including fiduciary duties, to the fullest extent permitted by law, to us, any shareholder or any other person bound by our operating agreement. These modifications of fiduciary duties are expressly permitted by Delaware law.

MGM has no obligation to fund our future capital needs.

MGM has no obligation to fund our business and operations, and does not guarantee or otherwise provide credit support for our indebtedness. We cannot assure our shareholders that adequate sources of funding will be available to us on favorable terms or at all. As a result, we may not be able to fund our future capital needs, which could have an adverse effect on our business, financial condition and results of operations.

If MGM engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

Our operating agreement will provide that:

•	the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to, among others, MGM and its affiliates and our directors or executive officers or any of their affiliates;

•	no such persons or entities will have any duty to communicate or offer any opportunity, of which such person becomes aware, relating to a potential transaction, agreement, arrangement or other matter that may be an opportunity for such other persons;

•	no such persons or entities will be liable to such other persons for breach of any fiduciary duty or other duty by reason of the fact that such person pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to such other persons or entities; and

•	MGM and its affiliates may compete with us for investment opportunities and may own an interest in entities that compete with us on an operations basis.

If MGM were to engage in a business in direct competition with us, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Master Lease and other agreements governing our relationship with MGM were not negotiated on an arm’s-length basis and the terms of those agreements may be less favorable to us than they might otherwise have been in an arm’s-length transaction.

Prior to the completion of this offering, we will enter into the Master Lease and various agreements to govern our relationship with MGM. These agreements will include the Master Contribution Agreement, Corporate Services Agreement, IP License Agreement, Registration Rights Agreement and a sublease agreement. While MGM endeavored to have these agreements reflect customary, arm’s-length commercial terms and conditions, these agreements are not the result of arm’s-length negotiations, and consequently there can be no assurance that the terms of these agreements are as favorable to us as if they had been negotiated with unaffiliated third parties. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under our agreements with MGM because of our desire to maintain our ongoing relationship with MGM and its affiliates.

MGM may undergo a change of control without the consent of us or of our shareholders.

MGM is not required to seek our consent or the consent of our shareholders in connection with a change of control involving MGM, and accordingly, MGM’s controlling interest in us may become controlled by a new owner of MGM in the event of such change of control. If a new owner were to acquire MGM and thereby acquire MGM’s interest in us, and appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any change of control of MGM and transfer in MGM’s interest in us would have on the trading price of our shares or on our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to us. As a result, our future would be uncertain, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following this offering, we will be a “controlled company” within the meaning of applicable stock market rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, MGM will own more than 50% of the voting power of all of our then-outstanding shares entitled to vote generally in the election of directors, and we will be a “controlled company” under applicable stock exchange corporate governance standards. As a controlled company, we intend to rely on exemptions from certain stock exchange corporate governance standards, including the requirements that:

•	the majority of our board of directors consists of independent directors;

•	we have a nominating and governance committee composed entirely of independent directors with a written operating agreement addressing the committee’s purpose and responsibilities; and

•	we have a compensation committee composed entirely of independent directors with a written operating agreement addressing the committee’s purpose and responsibilities.

We intend to rely on these exemptions, and, as a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the stock exchange corporate governance requirements.

Risks Related to Our REIT Election and Our Status as a REIT

If we do not qualify to be taxed as a REIT, or fail to remain qualified to be taxed as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would have an adverse effect on our business, financial condition and results of operations.

We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes. We expect that we will receive an opinion of Weil, Gotshal & Manges LLP (“REIT Tax Counsel”) that, commencing with our taxable year ending December 31, 2016, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2016 and subsequent taxable years. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or any court. The opinion of REIT Tax Counsel represents only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by MGM and us, including representations relating to the values of our assets and the sources of our income. The opinion will be expressed as of the date issued. REIT Tax Counsel will have no obligation to advise MGM, us or the holders of our shares of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Any failure to qualify to be taxed as a REIT, or failure to remain to be qualified to be taxed as a REIT, would have an adverse effect on our business, financial condition and results of operations.

Qualifying to be taxed as a REIT involves highly technical and complex provisions of the Code, and violations of these provisions could jeopardize our REIT qualification.

Qualification to be taxed as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence.

The ownership limits that apply to REITs, as prescribed by the Code and by our operating agreement, may inhibit market activity in our shares and restrict our business combination opportunities.

In order for us to qualify to be taxed as a REIT, not more than 50% in value of our outstanding shares may be owned, beneficially or constructively, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each taxable year after the first year for which we elect to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own our shares during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Also, subject to limited exceptions, neither we nor an actual or constructive owner of 10% or more (by value) of our shares may actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Any tenant that exceeds such ownership limits is referred to as a related party tenant, and rent from a related party tenant generally will not qualify under the REIT income tests. Subject to certain exceptions, our operating agreement will authorize our board of directors to take such actions as are necessary and desirable to preserve our qualification to be taxed as a REIT. Our operating agreement will also provide that, unless exempted by the board of directors in its sole discretion, no person may own more than 9.8% in value or in number, whichever is more restrictive, of any class of our shares (other than our Class B share) or 9.8% in value of the aggregate outstanding shares of all classes and series of our shares, including if repurchases by us cause a person’s holdings to exceed such limitations. See “Description of Shares of MGP—Restrictions on Ownership and Transfer of our Shares” and “Material U.S. Federal Income Tax Considerations.” The constructive ownership rules are complex and may cause Class A shares owned directly or constructively by a group of related individuals to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for our shares or otherwise be in the best interests of our shareholders.

Distributions payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Distributions payable by REITs generally are not eligible for the reduced U.S. federal income tax rates applicable to income from “qualified dividends” payable to U.S. shareholders that are individuals, trusts or estates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be less attractive than investments in the shares of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A shares.

REIT distribution requirements could adversely affect our ability to execute our business plan.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Considerations.” To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends-paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a nondeductible 4% excise tax if the amount that we actually distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce the value of our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our Class A shares.

To fund our growth strategy and refinance our indebtedness, we may depend on external sources of capital, which may not be available to us on commercially reasonable terms or at all.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Considerations.” As a result of these requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, solely from operating cash flows. Consequently, we intend to rely on third-party capital market sources for debt or equity financing to fund our business strategy. In addition, we will likely need third-party capital market sources to refinance our indebtedness at maturity. Continued or increased turbulence in the United States or international financial markets and economies could adversely affect our ability to replace or renew maturing liabilities on a timely basis or access the capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our business, financial condition and results of operations. As such, we may not be able to obtain the financing on favorable terms or at all. Our access to third-party sources of capital also depends, in part, on:

•	the market’s perception of our growth potential;

•	our then-current levels of indebtedness;

•	our historical and expected future earnings, cash flows and cash distributions; and

•	the market price per share of our Class A shares.

In addition, our ability to access additional capital may be limited by the terms of the indebtedness we incurred pursuant to the Formation Transactions, which may restrict our incurrence of additional debt. If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities arise or refinance our debt, which could have a material adverse effect on our business, financial condition and results of operations.

Even if we remain qualified to be taxed as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See “Material U.S. Federal Income Tax Considerations—Taxation of MGP.” For example, in the future, we may hold some of our assets or conduct certain of our activities through one or more taxable REIT subsidiaries (a “TRS”), to the extent we have a TRS in the future, or other subsidiary corporations that will be subject to foreign, federal, state and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to our shareholders.

Complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities.

To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a

TRS) can consist of the securities of any one issuer, and no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets can be represented by securities of one or more TRSs. See “Material U.S. Federal Income Tax Considerations—Taxation of MGP.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

In addition to the asset tests set forth above, to qualify to be taxed as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our shareholders and the ownership of our Class A shares. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying to be taxed as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into primarily to manage risk of currency fluctuations or to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. Federal Income Tax Considerations—Taxation of MGP.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise choose to bear. In addition, losses in our TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

If we fail to meet the REIT income tests as a result of receiving non-qualifying income, we would be required to pay a penalty tax in order to retain our REIT status, or may fail to qualify as a REIT.

Certain income we receive could be treated as non-qualifying income for purposes of the REIT requirements. See “Material U.S. Federal Income Tax Considerations—Taxation of MGP—Income Tests—Rents from Real Property.” For example, rents we receive or accrue from the Tenant will not be treated as qualifying rent for purposes of these requirements if the Master Lease is not respected as a true lease for U.S. federal income tax purposes and is instead treated as a service contract, joint venture or some other type of arrangement. If the Master Lease is not respected as a true lease for U.S. federal income tax purposes, we may fail to qualify to be taxed as a REIT. Even if we have reasonable cause for a failure to meet the REIT income tests as a result of receiving non-qualifying income, we would nonetheless be required to pay a penalty tax in order to retain our REIT status.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our investors, our business plans or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

Risks Related to this Offering

There is currently no public market for our shares. An active trading market for our Class A shares may not develop following this offering, and you may be unable to sell your shares at a price above the initial public offering price or at all.

Our Class A shares have been approved for listing on the NYSE, subject to official notice of issuance. We cannot assure you, however, that an active trading market for our Class A shares will develop after this offering or, if one develops, that it will be sustained. Upon the completion of this offering, MGM will own our single outstanding Class B share and will control our business and affairs. In the absence of a public market, you may be unable to liquidate an investment in our Class A shares. There has not been any public market for our shares prior to this offering. Consequently, the initial public offering price of our Class A shares will be determined by negotiations between us and the underwriters. The initial public offering price will not necessarily bear any relationship to our book value, assets or financial condition or any other established criteria of value and may not be indicative of the market price for our Class A shares after this offering. The price at which our Class A shares trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of our shares may be volatile following this offering.

Even if an active trading market develops for our Class A shares, the market price of our Class A shares may be volatile. In addition, the trading volume in our Class A shares may fluctuate and cause significant price variations to occur. If the market price of our Class A shares declines, you may be unable to resell your shares at or above the public offering price or at all. We cannot assure you that the market price of our Class A shares will not fluctuate or decline significantly in the future.

Some of these factors, many of which are beyond our control, could negatively affect the market price of our Class A shares or result in fluctuations in the price or trading volume of our Class A shares include:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate or gaming industries;

•	changes in market interest rates that may cause purchasers of our shares to demand a different yield;

•	changes in market valuations of similar companies;

•	market reaction to any additional debt we may incur in the future;

•	additions or departures of key personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community about our company or industry or the economy in general;

•	the occurrence of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

An increase in market interest rates could cause potential investors to seek higher returns and therefore reduce demand for our Class A shares and result in a decline in our share price.

One of the factors that may influence the price of our Class A shares is the return on our shares (i.e., the amount of distributions as a percentage of the price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Class A shares to expect a return which we may be unable or choose not to provide. Higher interest rates would likely increase our borrowing costs and potentially decrease the cash available for distribution. Thus, higher market interest rates could cause the market price of our Class A shares to decline.

Our cash available for distribution to shareholders may not be sufficient to make distributions at expected levels, and we may need to borrow in order to make such distributions, make such distributions in the form of shares or may not be able to make such distributions in full.

Distributions that we make will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor. See “Distribution Policy.” While we anticipate maintaining relatively stable distribution(s) during each year, the amount, timing and frequency of distributions will be at the sole discretion of the board of directors and will be declared based upon various factors, including, but not limited to: future taxable income, limitations contained in debt instruments, debt service requirements, operating cash inflows and outflows including capital expenditures and acquisitions, limitations on our ability to use cash generated in the TRSs, if any, to fund distributions and applicable law.

For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, our taxable income will be calculated without reference to our cash flow. Consequently, under certain circumstances, we may not have available cash to pay our required distributions, and we may need to increase our borrowings in order to fund our intended distributions, or we may distribute a portion of our distributions in the form of our Class A shares, which could result in significant shareholder dilution, or in the form of our debt instruments. While the IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy that REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes, those rulings may be relied upon only by taxpayers to whom they were issued, and no assurances can be provided that we would obtain a similar ruling from the IRS if we were to request such a ruling, which we do not currently intend to do. Therefore, it is unclear whether and to what extent we will be able to make taxable dividends payable in-kind. In addition, to the extent we were to make distributions that include our Class A shares or debt instruments, a shareholder of ours will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such shareholder.

Future offerings of debt, which would be senior to our shares upon liquidation, and/or preferred equity securities, which may be senior to our shares for purposes of distributions or upon liquidation, could adversely affect the market price of our Class A shares.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred shares. If a liquidation event were to occur, holders of our debt securities and preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Class A shares, or both. Holders of our Class A shares are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of our Class A shares. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our Class A shares and diluting their shareholdings in us.

The number of shares available for future sale could adversely affect the market price of our Class A shares.

We cannot predict whether future issuances of our shares or the availability of our Class A shares for resale in the open market will decrease the market price per share of our Class A shares. Sales of a substantial number of our Class A shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our Class A shares. In addition, except as described herein, we, our directors and executive officers and MGM have agreed with the underwriters not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares or securities convertible into or exercisable or exchangeable for our Class A shares for a period of 180 days, after the completion of this offering; however, these lock-up agreements are subject to numerous exceptions and the representatives, on behalf of the underwriters, may waive these lock-up provisions without notice. If any or all of these holders cause a large number of their shares to be sold in the public market, the sales could reduce the trading price of our Class A shares and could impede our ability to raise future capital. In addition, the exercise of the underwriters’ overallotment option or other future issuances of our shares would be dilutive to existing shareholders.

Our earnings and cash distributions could affect the market price of our Class A shares.

Our Class A shares may trade at prices that are higher or lower than the net asset value per share. To the extent that we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flows to shareholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our Class A shares. Our failure to meet market expectations with regard to future earnings and cash distributions could adversely affect the market price of our Class A shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our unaudited pro forma condensed consolidated financial information and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “pro forma,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	We will be dependent on MGM (including its subsidiaries) unless and until we substantially diversify our portfolio, and an event that has a material adverse effect on MGM’s business, financial position or results of operations could have a material adverse effect on our business, financial position or results of operations.

•	Initially, we will depend on the Properties for all of our anticipated cash flows.

•	We may not be able to re-lease our Properties following the expiration or termination of the Master Lease.

•	Our sole material assets will be Operating Partnership Units representing approximately 24% of the ownership interests in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option), over which we have operating control through our ownership of its general partner, and our ownership interest in the general partner of the Operating Partnership. Because our interest in the Operating Partnership represents our only cash-generating asset, our cash flows and distributions will depend entirely on the performance of the Operating Partnership and its ability to distribute cash to us.

•	The Master Lease restricts our ability to sell the Properties or our interests in the Operating Partnership and Landlord.

•	We will have future capital needs and may not be able to obtain additional financing on acceptable terms.

•	Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially adversely affect our business, financial position or results of operations.

•	Rising expenses could reduce cash flow and funds available for future acquisitions and distributions.

•	We have a limited operating history and the Predecessor historical and pro forma financial information included in this prospectus may not be a reliable indicator of future results.

•	We are dependent on the gaming industry and may be susceptible to the risks associated with it, which could materially adversely affect our business, financial position or results of operations.

•	Because a majority of our major gaming resorts are concentrated on the Strip, we are subject to greater risks than a company that is more geographically diversified.

•	Our pursuit of investments in, and acquisitions or development of, additional properties (including our acquisition of the ROFO Properties) may be unsuccessful or fail to meet our expectations.

•	We may face extensive regulation from gaming and other regulatory authorities, and our operating agreement provides that any of our shares held by investors who are found to be unsuitable by state gaming regulatory authorities are subject to redemption.

•	Required regulatory approvals can delay or prohibit future leases or transfers of our gaming properties, which could result in periods in which we are unable to receive rent for such properties.

•	Net leases may not result in fair market lease rates over time, which could negatively impact our income and reduce the amount of funds available to make distributions to shareholders.

•	Our dividend yield could be reduced if we were to sell any of our Properties in the future.

•	There can be no assurance that we will be able to make distributions to our Class A shareholders or maintain our anticipated level of distributions over time.

•	An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect the price of our Class A shares.

•	We are controlled by MGM, whose interests in our business may conflict with ours or yours.

•	We are dependent on MGM for the provision of administration services to our operations and assets.

•	MGM’s historical results, including its historical corporate rent coverage ratio described in this prospectus, may not be a reliable indicator of its future results.

•	Our operating agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our directors, officers and others.

•	If MGM engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

•	The Master Lease and other agreements governing our relationship with MGM were not negotiated on an arm’s-length basis and the terms of those agreements may be less favorable to us than they might otherwise have been in an arm’s-length transaction.

•	In the event of a bankruptcy of the Tenant, a bankruptcy court may determine that the Master Lease is not a single lease but rather multiple severable leases, each of which can be assumed or rejected independently, in which case underperforming leases related to properties we own that are subject to the Master Lease could be rejected by the Tenant while tenant-favorable leases are allowed to remain in place.

•	MGM may undergo a change of control without the consent of us or of our shareholders.

•	If we do not qualify to be taxed as a REIT, or fail to remain qualified to be taxed as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would have an adverse effect on our business, financial condition and results of operations.

While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $911.0 million, or approximately $1.1 billion if the underwriters exercise their overallotment option in full, in each case based on the midpoint of the price range set forth on the front cover of this prospectus and after deducting the underwriting discounts and commissions related to this offering and estimated offering expenses. The proceeds of this offering will be used to purchase approximately 50,000,000 Operating Partnership Units, representing 24% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option) or 27% of the economic interest in the Operating Partnership if the underwriters exercise their overallotment option shares in full. The Operating Partnership will use the proceeds to repay $868.1 million of the approximately $4.0 billion of indebtedness under the Bridge Facilities it assumed from MGM and certain subsidiaries of MGM in connection with the Formation Transactions, $64.0 million to pay fees and expenses related to this offering and the Formation Transactions, with the remainder, if any, for general corporate purposes. Any proceeds received in connection with the exercise by the underwriters of their overallotment option will be used by the Operating Partnership for general corporate purposes, including to pay down any amounts drawn under the Revolving Credit Facility in connection with the Formation Transactions.

The Bridge Facilities will be incurred by MGM and certain of its subsidiaries on the closing date of this offering, mature one day following the closing date of this offering, and are expected to carry an interest rate per annum in respect of the borrowings thereunder equal to an applicable margin of 1.75% plus the highest of (i) the federal funds rate plus 0.5%, (ii) the prime rate of the administrative agent, and (iii) LIBOR (with a floor of 0%) plus 1.0%. The proceeds from the Bridge Facilities are expected to be used by MGM and certain of its subsidiaries to repay certain of MGM’s other outstanding indebtedness, including indebtedness outstanding under MGM’s existing senior credit facility and certain of MGM’s outstanding senior notes. The outstanding balance of the Bridge Facilities will be repaid in full by the Operating Partnership on the closing date of this offering with the proceeds from the Term Loan Facilities, the Senior Notes, and this offering as described in the preceding paragraph and, to the extent the gross proceeds from this offering are less than $932.1 million, with proceeds from indebtedness we would incur under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million of total outstanding indebtedness under the Revolving Credit Facility on the closing date of this offering. In addition, certain of the underwriters or their affiliates are acting as agents, arrangers and/or lenders under the Bridge Facilities, Revolving Credit Facility and Term Loan Facilities. Certain of the underwriters and their affiliates are also acting as agents, arrangers, lenders, underwriters and/or dealer managers in connection with debt (including the repayment of such debt) and equity issued by MGM. In particular, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as agent for the lenders and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are lenders under the Bridge Facilities and, therefore, such affiliates shall receive all or a substantial portion of the net proceeds of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2015:

•	on a historical basis;

•	on a pro forma basis for both (1) our Formation Transactions, including the issuance of a single Class B share to MGM or its affiliates and the use of proceeds from the Financing as described in “Prospectus Summary—Debt Financing,” and (2) the issuance of 50,000,000 of our Class A shares in this offering at an assumed public offering price of $19.50 per share (based on the midpoint of the price range set forth on the cover of this prospectus) after deducting the underwriting discounts and commissions related to this offering, estimated offering expenses and the use of proceeds from the offering as described herein in “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Financial Data,” “MGP Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Predecessor Financial Statements and notes thereto appearing elsewhere in this prospectus.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing.

	As of December 31, 2015
	Historical MGP	Pro Forma Adjustments	Pro Forma MGP
	(in thousands, except share amounts)
		(unaudited)
Cash and cash equivalents	$—	$42,950	$42,950

Senior Notes	$—	$1,050,000	$1,050,000
Term Loan Facilities	—	2,150,000	2,150,000
Debt issuance costs	—	(57,375)	(57,375)

Total debt, net	—	3,142,625	3,142,625

Equity:
Class A shares, 1,000,000,000 shares authorized, and 50,000,000 shares issued and outstanding on a pro forma basis	—	—	—
Additional paid-in capital	—	1,130,929	1,130,929
Noncontrolling interest	—	3,573,735	3,573,735

Total equity	—	4,704,664	4,704,664

Total capitalization	$—	$7,847,289	$7,847,289

DISTRIBUTION POLICY

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Commencing with our taxable year ending on December 31, 2016, consistent with industry standards, we expect to pay distributions in cash in an amount equal to approximately 80.6% of cash available for distribution for each quarterly period but in no event will the annual distribution be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay taxes at regular corporate income tax rates to the extent that it annually distributes less than 100% of its taxable income.

Initially, cash available for distribution to our shareholders will be derived solely from the rental payments under the Master Lease. All distributions will be made by us at the discretion of our board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on distributions by us), applicable law and other factors as our board of directors deems relevant. Our board of directors has not yet determined when any distributions will be declared or paid.

We currently intend to pay quarterly distributions in cash. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, our taxable income will be calculated without reference to our cash flow. Consequently, under certain circumstances, we may not have available cash to pay our required distributions and may distribute a portion of our distributions in the form of our shares or our debt instruments. In either event, a shareholder of ours will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such shareholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy that REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued. We could request a similar ruling from the IRS, but no assurances can be provided that we will obtain such a ruling. Therefore, it is unclear whether and to what extent we will be able to make taxable dividends payable in-kind. For more information, see “Material U.S. Federal Income Tax Considerations—Taxation of MGP—Annual Distribution Requirements.” We currently believe that we will have sufficient available cash to pay our required distribution for 2016 in cash but there can be no assurance that this will be the case.

It presently is anticipated that acquisitions will be financed through borrowings under the debt agreements to be entered into by the Operating Partnership in connection with the initial public offering, other debt financings or the issuance of equity securities. To the extent that those sources of funds are insufficient to meet all such cash needs, or the cost of such financing exceeds the cash flow generated by the acquired properties for any period, cash available for distribution could be reduced. In that event, we may also borrow funds, liquidate or sell a portion of our properties or find another source of funds, such as the issuance of equity securities, in order to pay our required distributions.

We anticipate that our distributions generally will be taxable as ordinary income to our shareholders, although a portion of the distributions may be designated by us as capital gain or may constitute a return of capital. We will furnish annually to each MGP shareholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our shareholders, See “Material U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders.”

We have included below our estimated cash available for distribution for the year ending December 31, 2016. We expect our quarterly distribution rate to be $0.3575 per share, or $1.43 per share on an annualized basis. The actual distributions paid to shareholders with respect to the period commencing from the date Class A shares will be delivered to investors in this offering as set forth on the cover of this prospectus through the end of the then-current fiscal quarter will be pro-rated, calculated from the date shares will be delivered to investors in this offering as set forth on the cover of this prospectus through the last day of the then-current fiscal quarter. We have presented estimated cash available for distribution for 2016 because we intend to report this data on a calendar year basis after the conclusion of this offering. Our estimated cash available for distribution is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the year ending December 31, 2016. It should be read together with the historical consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our estimated cash available for distribution, but we can give no assurance that our estimated results will be achieved. The assumptions underlying our estimated cash available for distribution are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from estimated results, including, among others, the risks and uncertainties described in “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those presented below. Accordingly, there can be no assurance that our estimated cash available for distribution will be indicative of our future performance or that actual results will not differ materially from those presented in our estimated cash available for distribution. If our estimated results are not achieved, we may not be able to pay a regular quarterly distribution at our initial annual distribution rate or at all. Inclusion of our estimated cash available for distribution in this prospectus should not be regarded as a representation by us, MGM, the underwriters or any other person that the results contained in our estimated cash available for distribution will be achieved. Therefore, you are cautioned not to put undue reliance on this information.

The accompanying table was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our estimated cash available for distribution, nor have they expressed any opinion or any other form of assurance on our estimated cash available for distribution or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our estimated cash available for distribution.

We do not undertake any obligation to release publicly any revisions or updates that we may make to our estimated cash available for distribution or the assumptions used to prepare our estimated cash available for distribution to reflect events or circumstances after the date of this prospectus other than as required by law.

The following table describes our pro forma net income for the year ended December 31, 2015 and the adjustments we have made to calculate our estimated cash available for distribution for the year ending December 31, 2016, as adjusted (amounts in thousands, except share amounts, per share amounts and percentages):

Pro forma net income before noncontrolling interest for the year ended December 31, 2015	$191,576
Add: depreciation expense	196,816
Add: property transactions, net	6,665
Add: amortization of financing costs	9,547
Add: non-cash compensation expense(a)	450
Add: net effect of straight-line rents(b)	(2,300)

Estimated cash flow from operating activities for the year ending December 31, 2016	402,754

Estimated cash flows used in investing activities(c)	—
Estimated cash flows used in financing activities—scheduled principal amortization payments(d)	(33,500)

Estimated cash flow available for distribution for the year ending December 31, 2016	369,254

Our share of estimated cash available for distribution(e)	88,763

Noncontrolling interests’ share of estimated cash available for distribution	280,491

Total estimated initial annual distributions to shareholders	71,500

Estimated initial annual distribution per share(f)	$1.43

Payout ratio based on our share of estimated cash available for distribution(g)	80.6%

(a)	Pro forma non-cash compensation expense related to equity awards that are amortized over their related vesting periods.
(b)	Represents the conversion of estimated rental revenues related to Master Lease from U.S. GAAP basis to a cash basis of recognition.
(c)	The Tenant is expected to be responsible for all capital expenditures during the term of the Master Lease, except in certain limited circumstances. See “Risk Factors—Risks Related to Our Business and Operations—The Master Lease requires us to pay for certain capital improvements or to purchase certain personal property from the Tenant in certain circumstances, and we may be required to obtain additional financing.”
(d)	Represents scheduled principal amortization during the year ending December 31, 2016 for indebtedness outstanding at December 31, 2015. For a description of this indebtedness see Note 1 to the MGP Unaudited Pro Forma Condensed Consolidated Financial Information contained herein.
(e)	Our share of estimated cash available for distribution and estimated initial annual cash distributions to our shareholders is based on an estimated approximate 24% aggregate partnership interest in the Operating Partnership.
(f)	Based on a total of 50,000,000 Class A shares to be outstanding after this offering.
(g)	Calculated as our estimated initial annual distribution divided by our share of estimated cash available for distribution for the year ending December 31, 2016.

Assumptions and Considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated funds from operations before noncontrolling interest and estimated cash available for distribution for the year ending December 31, 2016. The estimate has been prepared by and is the responsibility of our management. Our estimate reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the estimate periods. The assumptions we disclose are those we believe are material to our estimated results of operations. We believe we have a reasonable basis for these assumptions. However, we can give no assurance that our estimated results will be achieved. There will likely be differences between our estimated and our actual results, and those differences may be material. If our estimate is not achieved, we may not be able to pay cash distributions on our Class A shares at the initial quarterly distribution level or at all. For more information regarding the factors that may cause our estimates to prove inaccurate and the risks that could materially adversely affect our ability to pay distributions and make other distributions to our shareholders, please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The estimate assumes that on December 31, 2015 we raised net proceeds of $911.0 million in this offering (after deducting underwriting discounts and commissions and the underwriter structuring fee) through the issuance of 50,000,000 of our Class A shares at a price of $19.50 per share (based on the midpoint of the price range set forth on the front cover of this prospectus). The estimate also assumes, as described in “Use of Proceeds” elsewhere in this prospectus, that the proceeds of this offering will be used to purchase approximately 50,000,000 Operating Partnership Units, representing 24% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option) or 27% of the economic interest in the Operating Partnership if the underwriters exercise their overallotment option in full. The Operating Partnership will use the proceeds to repay $868.1 million of the approximately $4.0 billion of indebtedness it assumed from MGM in connection with the Formation Transactions, to pay fees and expenses related to this offering and the Formation Transactions of approximately $64.0 million, with the remainder, if any, for general corporate purposes. Any proceeds received in connection with the exercise by the underwriters of the overallotment option will be used by the Operating Partnership for general corporate purposes, including to pay down any amounts drawn under the Revolving Credit Facility in connection with the Formation Transactions.

We estimate that our general and administrative costs on a consolidated basis, including costs of being a public company and costs incurred under the Corporate Services Agreement, could result in incremental general and administrative expenses of $10 million to $13 million per year (excluding non-cash compensation that is not factually supportable).

In the event that the gross proceeds from this offering are less than $932.1 million, the Operating Partnership is expected to incur indebtedness under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million of total outstanding indebtedness under the Revolving Credit Facility on the closing date of this offering.

DILUTION

At December 31, 2015, we had a pro forma net tangible book value before this offering of approximately $3.8 billion, or $24.01 per Class A share held by the MGM subsidiaries receiving Operating Partnership Units in connection with the Formation Transactions (assuming the exchange of outstanding Operating Partnership Units, other than Operating Partnership Units that will be held by us subsequent to the Formation Transactions and this offering, into Class A shares on a one-for-one basis). Pro forma net tangible book value represents the net book value of tangible assets to be assumed by us (consisting of total assets, less intangible assets (of which there were none), net of tangible liabilities) before this offering. After giving effect to the sale of the Class A shares offered hereby (including the use of proceeds as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering and formation expenses), the pro forma net tangible book value at December 31, 2015 attributable to Class A shareholders would have been $4.7 billion, or $22.61 per Class A share, resulting in an immediate decrease in net tangible book value of $1.40 per share to the MGM subsidiaries holding Operating Partnership Units (assuming they exchange such Operating Partnership Units for Class A shares on a one-for-one basis). This represents an immediate increase in pro forma net tangible book value of $3.11 per Class A share to new investors purchasing our Class A shares at the initial public offering price of $19.50 per Class A share. The following table illustrates this per share increase in net tangible book value:

Assumed initial public offering price per Class A share	$19.50
Pro forma net tangible book value per Class A share before this offering(1)	$24.01
Decrease in pro forma net tangible book value per Class A share attributable to this offering(2)	$1.40

Pro forma net tangible book value per Class A share after this offering(3)	$22.61

Increase in pro forma net tangible book value per Class A share to new investors(4)	$3.11

(1)	Pro forma net tangible book value per share of our Class A shares before this offering is determined by dividing the net tangible book value based on the December 31, 2015 net book value of tangible assets to be assumed by us (consisting of total assets, less intangible assets (of which there are none), net of tangible liabilities) by the number of Class A shares held by the MGM subsidiaries receiving Operating Partnership Units in the Formation Transactions (assuming the exchange of outstanding Operating Partnership Units, other than Operating Partnership Units that will be held by us subsequent to the Formation Transactions and this offering, into Class A shares on a one-for-one basis).
(2)	The decrease in pro forma net tangible book value per Class A share attributable to this offering is determined by subtracting (a) the net tangible book value per Class A share before this offering (see note (1) above) from (b) the pro forma net tangible book value per Class A share after this offering (see note (3) below).
(3)	Based on pro forma net tangible book value of approximately $4.7 billion divided by the sum of 50,000,000 Class A shares and Operating Partnership Units to be outstanding after this offering (excluding Operating Partnership Units held by us), not including 7,500,000 Class A shares issuable upon the exercise of the underwriters’ overallotment option or 2,500,000 shares (calculated based on the midpoint of the price range set forth on the front cover of this prospectus) that are reserved for future issuance under our equity incentive and compensation plans.
(4)	Increase in pro forma net tangible book value per Class A share to new investors is determined by subtracting the initial public offering price paid by a new investor for one Class A share from the pro forma net tangible book value per Class A share after giving effect to this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations in the future even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised in the future through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The following table summarizes, on the same pro forma basis as of December 31, 2015, the total net tangible book value attributable to investments by the MGM subsidiaries holding Operating Partnership Units, assuming that each of them exchanges their Operating Partnership Units into Class A shares on a one-for-one basis, and the total net tangible book value attributable to cash paid by new investors purchasing Class A shares in this offering as applicable.

		Total Net Tangible Book Value
	Number of Class A Shares Issued	Amount	Percent	Average Price per Class A Share
		(in thousands)
MGM subsidiaries	158,076,923	$3,793,189	81%	$24.00
New investors in this offering	50,000,000	911,475	19%	18.23

Total	208,076,923	$4,704,664	100%	$22.61

SELECTED HISTORICAL FINANCIAL DATA

Following the initial public offering, we will be a publicly traded, controlled REIT primarily engaged in the real property business through our investment in the Operating Partnership. Initially, the Operating Partnership’s portfolio will consist of the Properties that are owned by subsidiaries of MGM as of the date of this prospectus, which will be contributed by subsidiaries of MGM to the Operating Partnership in connection with the initial public offering. The Landlord will lease all of the Properties to the Tenant under the Master Lease. We initially expect to generate revenues by leasing the Properties to the Tenant.

The following selected financial information does not reflect the financial position or results of operations of MGP for the periods indicated. Our Predecessor Financial Statements were prepared by combining the financial results of the Properties expected to be owned by us at the completion of this offering. See “Basis of Presentation.” The following table should be read in conjunction with: “MGP Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Predecessor Financial Statements and notes thereto presented elsewhere herein.

Predecessor Financial Information

	Year Ended December 31,
	2014	2015
	(in thousands)

Income statement data:
Operating expenses:
Depreciation	$186,262	$196,816
Property transactions, net	—	6,665
Property taxes	48,346	48,122
Property insurance	11,634	10,351

Loss before income taxes	(246,242)	(261,954)
Provision for income taxes	—	—

Net loss	$(246,242)	$(261,954)

Other data:
Net cash used in operating activities	$(59,980)	$(58,473)
Net cash used in investing activities	(90,504)	(129,308)
Net cash provided by financing activities	150,484	187,781
Cash and cash equivalents	—	—
Balance sheet data:
Assets:
Property and equipment, net	$7,867,812	$7,793,639

Total assets	$7,867,812	$7,793,639

Liabilities:
Deferred income taxes, net	$1,740,465	$1,734,680

Total liabilities	1,740,465	1,734,680
Net Parent company equity:
Net Parent investment	6,127,347	6,058,959

Total net Parent equity	6,127,347	6,058,959

Total liabilities and net Parent company equity	$7,867,812	$7,793,639

MGP Consolidated Financial Information

As of December 31, 2015
(in thousands, except share amounts)
Assets

Total assets	$—

Shareholder’s equity

Class A shares, 100 shares authorized, 100 shares issued and outstanding	$—

Total shareholder’s equity	$—

MGP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We are a newly formed limited liability company formed in Delaware on October 23, 2015. Following this offering, we will be a publicly traded, controlled REIT primarily engaged in owning, acquiring and leasing large-scale casino resort properties, which include casino gaming, hotel, convention, dining, entertainment, retail and mixed-use facilities, and other resort amenities. We will conduct our operations through the Operating Partnership.

In connection with this offering, MGM will engage in the Formation Transactions in which certain subsidiaries of MGM will transfer the real estate assets that comprise our Properties to newly formed Property Holdcos that will be indirectly owned by MGM, with 100% of the ownership interests in the Property Holdcos subsequently transferred to the Operating Partnership in exchange for Operating Partnership Units. The Property Holdcos will then be contributed to a subsidiary of the Operating Partnership, and subsequently merge into a single Property Holdco, the Landlord, which is the lessor under the Master Lease. Following the proposed Formation Transactions, our wholly owned subsidiary will be the general partner of the Operating Partnership and operate and control all of the business affairs and consolidate the financial results of the Operating Partnership and its subsidiaries. The above Formation Transactions are considered to be between legal entities under common control under U.S. GAAP. See “Prospectus Summary—Our Formation and Organizational Structure.”

The following unaudited pro forma condensed consolidated financial information presents our unaudited pro forma condensed consolidated balance sheet as of December 31, 2015, as if the Formation Transactions had occurred on December 31, 2015. Our unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2015 is presented as if the Formation Transactions had occurred on January 1, 2015, and has been derived from our Predecessor Financial Statements included elsewhere in this prospectus. This unaudited condensed consolidated pro forma financial information and other data should be read in conjunction with “Basis of Presentation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Predecessor Financial Statements and notes thereto included elsewhere in this prospectus.

The following unaudited pro forma condensed consolidated financial information and explanatory notes present how the financial statements may have appeared had the capital structure reflected the Formation Transactions and related transactions as of the dates noted above. The unaudited condensed consolidated pro forma financial results assume that all relevant REIT qualifying tests, as dictated by the Code and IRS rules and interpretations, were met for the entire periods presented herein.

The following unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the Formation Transactions and related transactions been completed on January 1, 2015 or as of December 31, 2015, as the case may be.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2015

(in thousands, except share amounts)

	As of December 31, 2015				As of December 31, 2015
	Historical Predecessor (a)	Historical MGP	Pro Forma Adjustments		Pro Forma MGP
Assets
Property and equipment, net	$7,793,639	$—	$—		$7,793,639
Cash and cash equivalents	—	—	42,950	(b)	42,950
Other assets	—	—	10,700	(b)	10,700

Total assets	$7,793,639	$—	$53,650		$7,847,289

Liabilities
Long term debt, net	$—	$—	$3,142,625	(b)	$3,142,625
Deferred tax liabilities	1,734,680	—	(1,734,680	)(c)	—

Total liabilities	1,734,680	—	1,407,945		3,142,625

Equity
Net Parent investment	6,058,959	—	(6,058,959	)(b)	—
Class A shares, 1,000,000,000 shares authorized, 50,000,000 shares issued and outstanding	—	—	—		—
Additional paid-in capital	—	—	2,969,984	(b)	2,969,984
			1,734,680	(c)	1,734,680
			(3,573,735	)(d)	(3,573,735)

Total shareholders’ equity	6,058,959	—	(4,928,030)		1,130,929
Noncontrolling interest	—	—	3,573,735	(d)	3,573,735

Total equity	6,058,959	—	(1,354,295)		4,704,664

Total liabilities and equity	$7,793,639	$—	$53,650		$7,847,289

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2015

(in thousands, except share and per share amounts)

	Twelve Months Ended December 31, 2015				Twelve Months Ended December 31, 2015
	Historical Predecessor (aa)	Historical MGP	Pro Forma Adjustments		Pro Forma MGP
Revenues
Rental income	$—	$—	$552,300	(bb)	$552,300
Property taxes reimbursed by Tenant	—	—	48,122	(cc)	48,122

Total revenues	—	—	600,422		600,422

Operating expenses
Depreciation	196,816	—	—		196,816
Property transactions, net	6,665	—	—		6,665
Property taxes	48,122	—	—		48,122
Property insurance	10,351	—	(10,351	)(dd)	—
Other general and administrative	—	—	1,650	(ee)	1,650

Total operating expenses	261,954	—	(8,701)		253,253

Operating income (loss)	(261,954)	—	609,123		347,169
Interest expense	—	—	155,593	(ff)	155,593

Income (loss) before income taxes	(261,954)	—	453,530		191,576
Provision for income taxes	—	—	—		—

Net income (loss)	(261,954)	—	453,530		191,576
Less: Net income (loss) attributable to noncontrolling interest	—	—	145,524	(gg)	145,524

Net income (loss) attributable to Class A shareholders	$(261,954)	$—	$308,006		$46,052

Class A shares
Weighted average number of Class A shares
Basic			50,000,000		50,000,000
Diluted			50,011,538	(hh)	50,011,538
Basic earnings per share			$0.92		$0.92

Diluted earnings per share			$0.92	(hh)	$0.92

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1—Balance Sheet Pro Forma Adjustments

(a) Represents the historical amounts of our Predecessor, including the historical cost of real estate assets to be acquired by us. The assets of the Properties transferred pursuant to the Formation Transactions will be recorded at historical cost as the Formation Transactions do not result in a change in control of the assets. Following the Formation Transactions, we will consolidate the assets and liabilities of our Predecessor.

(b) Represents the net proceeds from this offering and the indebtedness to be incurred by the Operating Partnership described below, offset by their respective financing costs in connection with the Formation Transactions, as well as the assumption and repayment of the indebtedness under the Bridge Facilities assumed by the Operating Partnership.

We expect to issue approximately 50,000,000 Class A shares in connection with this offering. We estimate that we will receive proceeds from this offering of approximately $911.0 million based on the midpoint of the price range set forth on the front cover of this prospectus and after deducting the underwriting discounts and commissions related to this offering and estimated offering expenses assuming no exercise by the underwriters of their overallotment option. We account for certain incremental costs directly attributable to this offering by capitalizing them and offsetting such costs against the gross proceeds of the offering. Such costs are comprised of accounting and advisory fees, underwriting discounts, legal fees, and other professional fees.

We will use the proceeds from this offering to purchase Operating Partnership Units, representing 24% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option). The Operating Partnership will use the proceeds to repay a portion of the indebtedness assumed by it in connection with the Formation Transactions.

In addition, in connection with this offering, the Operating Partnership is expected to incur approximately $3.2 billion principal amount of new indebtedness (assuming gross proceeds from this offering of at least $932.1 million). The proceeds of such new indebtedness will be used to refinance the Bridge Facilities. Debt issuance costs of $57.4 million incurred in connection with obtaining the Term Loan Facilities and the Senior Notes are offset against the carrying amount of the debt. For the Revolving Credit Facility, debt issuance costs of $10.7 million are capitalized and recorded in other assets and will be amortized over the term of the Revolving Credit Facility on a straight-line basis as a component of interest expense. In the event that the gross proceeds from this offering are less than $932.1 million, the Operating Partnership is expected to incur indebtedness under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million of total outstanding indebtedness under the Revolving Credit Facility on the closing date of this offering. In addition, to the extent the underwriters exercise their overallotment option, we expect to contribute such additional proceeds to the Operating Partnership to purchase additional Operating Partnership Units and the Operating Partnership expects to use such additional proceeds for general corporate purposes, including to reduce any outstanding indebtedness under the Revolving Credit Facility. No assurance can be given that the underwriters will exercise such overallotment option.

The weighted average interest rate on the Operating Partnership’s indebtedness under the Term Loan Facilities and the Senior Notes is expected to be 4.5%.

For purposes of this pro forma presentation, the net issuance proceeds from the offering, the Financing and debt issuance costs have been applied to the pro forma condensed consolidated balance sheet assuming they had occurred on December 31, 2015.

Cash and cash equivalents includes the following cash inflows and cash outflows (in thousands):

Sources		Uses
Proceeds from this offering	$975,000	Repayment of the Bridge Facilities	$4,000,000
Proceeds from the Term Loan Facilities	2,150,000	Equity offering costs	63,975
Proceeds from the Senior Notes	1,050,000	Debt issuance costs - Revolving Credit Facility	10,700
		Debt issuance costs - Term Loan Facilities and Senior Notes	57,375
		Cash for general corporate purposes	42,950

	$4,175,000		$4,175,000

Long term debt, net represents the following (in thousands):

Proceeds from the Term Loan Facilities	$2,150,000
Proceeds from the Senior Notes	1,050,000
Debt issuance costs - Term Loan Facilities and Senior Notes	(57,375)
Bridge Facilities assumed by the Operating Partnership	4,000,000
Repayment of the Bridge Facilities	(4,000,000)

	$3,142,625

(c) Represents the reversal of the historical deferred tax liability associated with the transferred property and equipment. The deferred tax liability will be retained by MGM upon MGM’s contribution of the Properties to the Operating Partnership. The pro forma condensed consolidated financial information has been prepared based on the assumption that we have qualified as a REIT under the Code. As such, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our shareholders. REITs are subject to a number of other organizational and operational requirements. We may still be subject to (i) certain state and local taxes on our income and property and (ii) federal corporate income and excise taxes on our undistributed income.

(d) Following this offering, certain of MGM’s operating and other subsidiaries will own 76% of the Operating Partnership Units, entitling MGM to 76% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option).

Note 2—Statement of Operations Pro Forma Adjustments

(aa) Represents the historical amounts of our Predecessor, including the historical expenses directly associated with real estate assets to be contributed to us, comprised of depreciation, property tax, and property insurance expenses. The assets of the Properties transferred pursuant to the Formation Transactions will be recorded at the historical cost as the Formation Transactions do not result in a change in control of the assets. Following the Formation Transactions, we will consolidate the results of operations of our Predecessor.

(bb) Represents rental income associated with the rent from the Master Lease. The Base Rent includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease as determined in accordance with U.S.

GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue. The Percentage Rent will initially be a fixed amount for approximately the first six years of our master lease and will then be adjusted every five years based on the average actual net revenues from the leased properties subject to the Master Lease at such time (excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue) for the trailing five-calendar-year period. Base Rent and Percentage Rent that is known at the lease commencement date will be recorded on a straight-line basis over the initial ten-year non-cancelable lease term and all four five-year renewal terms under the Master Lease, as such renewal terms have been determined to be reasonably assured.

For the year ended December 31, 2015, pro forma rental revenue recognized is $552.3 million compared to total lease payments due under the Master Lease of $550.0 million. The difference of $2.3 million is an adjustment to recognize fixed amounts due under the Master Lease on a straight-line basis over the lease term.

(cc) Represents revenue for the property taxes paid by the Tenant under the Master Lease with an offsetting expense recorded in operating expenses, as one of our subsidiaries is the primary obligor.

(dd) Represents the elimination of property insurance expense, which will be paid directly by the Tenant under the terms of the Master Lease.

(ee) Represents expense related to the base salary and annual equity awards pursuant to the employment agreements with our Chief Executive Officer and Chief Financial Officer. Any amount related to equity awards for our Chief Executive Officer and Chief Financial Officer that are not factually supportable have been excluded.

We expect to issue a one-time grant of restricted share units to various executives and directors of our parent, MGM. However, as amounts related to this grant have no continuing impact on our results and are presently not factually supportable, an adjustment for these amounts has been excluded.

We also expect to incur other additional costs as a result of becoming a publicly traded company independent of MGM, including but not limited to salaries, director’s and officer’s insurance, Sarbanes-Oxley compliance costs, and incremental audit, tax and legal fees. As these amounts are not directly attributable to the transaction, an adjustment for such additional general and administrative costs has been excluded.

In addition, we also expect to incur fees through the Operating Partnership pursuant to the Corporate Services Agreement in connection with the Corporate Services provided by MGM, which will be based on costs MGM incurs directly related to providing services under the agreement. Such amounts will be based on an allocation of costs incurred by MGM in the future. As a result, such amounts are not factually supportable and an adjustment for these amounts has been excluded.

We estimate that general and administrative costs for MGP on a consolidated basis, including costs of being a public company and costs incurred under the Corporate Services Agreement, could result in incremental general and administrative expenses of $10 million to $13 million per year (excluding non-cash compensation that is not factually supportable).

(ff) Represents interest expense related to borrowings that will be incurred by the Operating Partnership under the Financing including the amortization of debt issuance costs associated with the Financing. It is estimated that a one-eighth percentage change in the annual interest rates on the Operating Partnership’s variable rate obligations would change annual interest expense by $2.7 million. In addition, in the event that the gross proceeds from this offering are less than $932.1 million, the Operating Partnership is expected to incur indebtedness under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million of total outstanding indebtedness under the Revolving Credit Facility on the closing date of this offering. To the extent the underwriters exercise their overallotment option, we expect to contribute such additional proceeds to the Operating Partnership to purchase additional Operating Partnership Units and the Operating Partnership expects to use such additional proceeds for general corporate purposes, including to reduce any outstanding indebtedness under the Revolving Credit Facility. No assurance can be given that the underwriters will exercise such overallotment option. It is estimated that a $100 million change in borrowings that will be incurred by us in connection with the Financing would change annual interest expense by $3.0 million.

(gg) Following this offering, certain of MGM’s operating and other subsidiaries will initially own 76% of the Operating Partnership Units, entitling them to 76% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option).

(hh) Diluted earnings per share is computed using the weighted-average number of common shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities include restricted share unit grants and performance share units that we may grant pursuant to the employment agreements with our Chief Executive Officer and Chief Financial Officer. We have included the effect of the annual equity awards in the pro forma calculation of earnings per share. The Class B share does not share in our economic interest and is therefore not allocated any net income attributable to the controlling and noncontrolling interests. As a result, the Class B share is not considered a participating security and is therefore not included in the weighted average shares outstanding for purposes of computing earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion and analysis of the anticipated financial condition of MGP immediately following the Formation Transactions and this offering. Prior to this offering, MGP had no operations. Additionally, this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the historical financial results of the entities expected to be owned by MGP at the completion of this offering. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this prospectus. See also “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a newly formed limited liability company that was formed in Delaware on October 23, 2015. We expect to conduct our operations through our Operating Partnership, a Delaware limited partnership formed by MGM on January 6, 2016. In this prospectus, we refer to our business, including MGP and the Operating Partnership, as “we,” “our,” or “us.” Our principal offices are currently located at 6385 S. Rainbow Blvd., Suite 500 Las Vegas, Nevada 89118 and our main telephone number is (702) 669-1480. We intend to make an election on our U.S. federal income tax return for our taxable year ending December 31, 2016 to be treated as a REIT.

Following completion of this offering, we will be a publicly traded, controlled REIT primarily engaged in owning, acquiring and leasing large-scale casino resort properties, which include casino gaming, hotel, convention, dining, entertainment, retail and mixed-use facilities, and other resort amenities. MGM will continue to hold a controlling interest in us following the completion of this offering through its ownership of our single Class B share, as well as a majority economic interest in the Operating Partnership through its indirect ownership of approximately 76% of the Operating Partnership Units. One of our subsidiaries will be the sole general partner of the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option).

We will initially generate all of our revenues by leasing the Properties to the Tenant, a subsidiary of MGM, in a “triple-net” lease arrangement, which requires the Tenant to pay substantially all costs associated with each Property, including real estate taxes, insurance, utilities, and routine maintenance, in addition to the Base Rent and the Percentage Rent, each as described below. The Master Lease has an initial lease term of ten years with the potential to extend the term for four additional five-year terms thereafter at the option of the Tenant. Additionally, the Master Lease provides us with a right of first offer with respect to the ROFO Properties in the event that MGM elects to sell them. We anticipate that the annual rent payments due under the Master Lease will initially be $550.0 million. Rent under the Master Lease will consist of the Base Rent and the Percentage Rent, each as further described below. The Master Lease will be guaranteed by MGM, a premier operator of a portfolio of well-known destination resort brands and one of the world’s largest gaming companies, with Adjusted EBITDA of $2.2 billion, net revenues of $9.2 billion and consolidated net loss of $1.0 billion for the year ended December 31, 2015. As of December 31, 2015, MGM had an enterprise value of more than $26 billion and market capitalization of more than $12 billion.

Initially, our portfolio will consist of nine premier destination resorts operated by MGM, including properties that we believe are among the world’s finest casino resorts, and The Park in Las Vegas. The Properties will be leased by the Landlord, a subsidiary of the Operating Partnership, to the Tenant, a subsidiary of MGM, and include a total of 24,466 hotel rooms as of December 31, 2015, which will make us among the five largest publicly traded REITs by number of owned hotel rooms in the United States.

Results of Operations

Revenues

Following this offering and our acquisition of the Operating Partnership Units, our earnings will entirely be the result of the rental revenue from the Master Lease through rent payments from the Tenant.

Rent under the Master Lease will consist of the Base Rent and the Percentage Rent. For the first year, the Base Rent is expected to represent 90% of the initial total rent payments due under the Master Lease, or $495.0 million, and the Percentage Rent is expected to represent 10% of the initial total rent payments due under the Master Lease, or $55.0 million. It is anticipated that the annual rent payments due under the Master Lease will initially be $550.0 million.

Base Rent

The Base Rent is a base annual amount for the duration of the lease equal to $495.0 million during the first year of the Master Lease and includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue.

Percentage Rent

The Percentage Rent is a variable percentage rent which consists of a fixed annual amount for approximately the first six years of our Master Lease and then adjusted every five years thereafter based on the average actual annual net revenues of our Tenant, and, without duplication, the Operating Subtenants from the leased properties subject to the Master Lease at such time during the trailing five-calendar-year period (calculated by multiplying the average annual net revenues (excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue) for the trailing five-calendar-year period by 1.4%).

The Master Lease has an initial lease term of ten years with the potential to extend the term for four additional five-year terms thereafter at the option of the Tenant. The Master Lease provides that any extension of its term must apply to all of the Properties under the Master Lease at the time of the extension.

Under the Master Lease, the Tenant will be required to maintain the premises in reasonably good order and repair. The Master Lease requires the Tenant to spend an aggregate amount of at least 1% of actual adjusted net revenues from the Properties per calendar year on capital expenditures.

Expenses

General and administrative expenses are expected for items such as compensation costs, professional services, legal expenses, property operating expenses, office costs and other costs associated with development activities. To the extent requested by us, MGM will provide us with the Corporate Services pursuant to the Corporate Services Agreement and the Operating Partnership will reimburse MGM for all costs MGM incurs directly related to providing the Corporate Services.

We will incur costs as a result of becoming a publicly traded company. As a public company, we expect to incur incremental costs to support our business, including management personnel, legal expenses, finance, and human resources as well as certain costs associated with becoming a public company. In particular, we estimate that our general and administrative costs including costs of being a public company and costs incurred under the Corporate Services Agreement could result in incremental general and administrative expenses of $10 million to $13 million per year (excluding non-cash compensation that is not factually supportable). Pursuant to the terms of the partnership agreement of the Operating Partnership, the Operating Partnership is required to reimburse us for these expenses (and generally for any expenses we incur relating to the operation of, or for the benefit of, the Operating Partnership or MGP). Any such reimbursement would be taken into account by our wholly owned subsidiary, the general partner, before causing the Operating Partnership to make any distributions to holders of Operating Partnership Units and would not affect our pro rata entitlement, as a holder of Operating Partnership Units, to distributions from the Operating Partnership. In addition, pursuant to the Corporate Services Agreement, the Operating Partnership will reimburse MGM for all costs MGM incurs directly related to providing the Corporate Services.

Property operating expenses are expected for expenditures necessary to maintain the premises in reasonably good order and repair and will be paid or reimbursed by the Tenant pursuant to the Master Lease with respect to the Properties. Property operating expenses will also include other expenses expected to be paid or reimbursed by the Tenant such as property taxes and insurance. Pro forma property taxes were estimated to be $48.1 million in 2015. All of such expenses would have been paid or reimbursed by the Tenant had this transaction occurred on January 1, 2015. In addition, pro forma property insurance expense of $10.4 million is directly payable by the Tenant under the terms of the Master Lease.

We will incur depreciation expense related to the buildings and improvements included in the Properties. Pro forma depreciation expense was determined based on the useful lives of the properties. Any undepreciated basis in the buildings and improvements included in the Properties is expensed at the time of their disposal. Pro forma depreciation expense was $196.8 million in 2015.

We will incur interest expense and other debt-related charges related to the indebtedness of our Operating Partnership. We will incur interest expense from our Operating Partnership’s borrowing obligations plus the amortization of our Operating Partnership’s anticipated debt issuance costs related to our Operating Partnership’s indebtedness. Following this offering, our Operating Partnership will have approximately $3.2 billion principal amount in outstanding borrowings and annual interest costs of approximately $155.6 million based on a weighted average interest rate of 4.5% (assuming gross proceeds from this offering of at least $932.1 million). Any changes to our debt structure, including borrowings under the Revolving Credit Facility that we expect our Operating Partnership to have upon the completion of this offering or debt financings associated with future property acquisitions, could materially influence our operating results depending on the terms of any such indebtedness.

Discussion of Predecessor Historical Results of Operations

Overview

The following comparative discussion of results of operations reflects the results of operations of the Properties expected to be owned by us at the completion of this offering and should be read in conjunction with the historical financial statements of our Predecessor, including the notes thereto, included elsewhere in this prospectus.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014 (in thousands)

Revenues

Prior to this offering, our Predecessor had no historical operations other than the ownership of real property. As a result, for the years ended December 31, 2015 and 2014 our Predecessor generated no revenues.

Expenses

Total expenses for the year ended December 31, 2015 increased by 6% to $261,954, compared to $246,242 for the year ended December 31, 2014. This increase was primarily due to the factors discussed below.

Depreciation. Depreciation expense for the year ended December 31, 2015 was $196,816 compared to $186,262 for the year ended December 31, 2014. This increase was primarily due to accelerated depreciation recognized on assets disposed of during the year, as well as depreciation recognized on assets capitalized during the year.

Property transactions, net. Property transactions, net for the year ended December 31, 2015 were $6,665 compared to none for the year ended December 31, 2014. This increase was due to normal losses on the disposition of assets recognized during the year.

Property taxes. Property tax expense for the year ended December 31, 2015 was $48,122 compared to $48,346 for the year ended December 31, 2014. This decrease was due to lower property tax assessments.

Property insurance. Property insurance expense for the year ended December 31, 2015 was $10,351 compared to $11,634 for the year ended December 31, 2014. This decrease was due to a decline in insurance premiums.

Liquidity and Capital Resources

Since formation, we have been dependent on MGM for all sources of capital and financial funding. We will remain dependent on MGM up until the closing of this offering. We will use the proceeds from this offering to purchase Operating Partnership Units, representing 24% of the economic interest in the Operating Partnership (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option). The Operating Partnership will use the proceeds to repay a portion of the indebtedness assumed by it from MGM and certain of its subsidiaries in connection with the Formation Transactions and to pay fees and expenses related to this offering and the Formation Transactions.

In addition, in connection with this offering, the Operating Partnership is expected to incur approximately $3.2 billion principal amount of new indebtedness in the form of the Term Loan Facilities and the Senior Notes, and we will also enter into the Revolving Credit Facility, which we expect to be undrawn on the closing date of this offering (assuming gross proceeds from this offering of at least $932.1 million). The proceeds of such new indebtedness will be used to refinance a portion of the Bridge Facilities assumed by the Operating Partnership from MGM and certain of its subsidiaries in connection with the Formation Transactions and proceeds of the Revolving Credit Facility drawn after the offering date are expected to be used from time to time for general corporate purposes. The proceeds received by the Operating Partnership in connection with our purchase of Operating Partnership Units will be used to refinance the remaining debt assumed by the Operating Partnership from MGM and certain of its subsidiaries in connection with the Formation Transactions and to pay fees and expenses related to the Formation Transactions.

The interest rates applicable to our debt obligations have yet to be determined. Based on an assumed annual interest rate of 4.5%, as well as anticipated unused commitment fees and amortization of debt issuance costs, we would expect our annual interest expense to be approximately $155.6 million. It is estimated that a one-eighth percentage change in the annual interest rate on the Operating Partnership’s variable rate obligations would change annual interest expense by $2.7 million. In the event that the gross proceeds from this offering are less than $932.1 million, the Operating Partnership is expected to incur indebtedness under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million of total outstanding indebtedness under the Revolving Credit Facility on the closing date of this offering. To the extent the underwriters exercise their overallotment option, we expect to contribute such additional proceeds to the Operating Partnership to purchase additional Operating Partnership Units and the Operating Partnership expects to use such additional proceeds for general corporate purposes, including to reduce any outstanding indebtedness under the Revolving Credit Facility. No assurance can be given that the underwriters will exercise such overallotment option. It is estimated that a $100 million change in borrowings that will be incurred by us in connection with the Financing would change annual interest expense by $3.0 million.

The Revolving Credit Facility and the Term Loan A Facility are expected to mature in 2021 and the Term Loan B Facility is expected to mature in 2023. We expect the agreements governing the Revolving Credit Facility and the Term Loan Facilities to contain customary covenants that, among other things limit the ability of the Operating Partnership and its restricted subsidiaries to: (i) incur additional indebtedness; (ii) merge with a third party or engage in other fundamental changes; (iii) make restricted payments; (iv) enter into, create, incur, assume or suffer to exist any liens; (v) make certain sales and other dispositions of assets; (vi) enter into certain transactions with affiliates; (vii) make certain payments on other indebtedness; (viii) make certain investments; and (ix) incur restrictions on the ability of restricted subsidiaries to make distributions, loans or transfers of assets to the Operating Partnership or any restricted subsidiary. These covenants are subject to a number of important exceptions and qualifications. We also anticipate that the Revolving Credit Facility and the Term Loan A Facility will require the Operating Partnership to comply with certain financial covenants, which may restrict the Operating Partnership’s ability to incur additional debt to fund its obligations in the near term.

The Revolving Credit Facility and the Term Loan Facilities are also expected to provide for customary events of default, including, without limitation, (i) payment defaults, (ii) inaccuracies of representations and warranties, (iii) covenant defaults, (iv) cross-defaults to certain other indebtedness in excess of specified amounts, (v) certain events of bankruptcy and insolvency, (vi) judgment defaults in excess of specified amounts, (vii) actual or asserted invalidity or impairment of any loan documentation, (viii) the security documents cease to create a valid and perfected first priority lien on any material portion of the collateral, (ix) ERISA defaults, (x) termination of the Master Lease and (xi) change of control. The Term Loan Facilities are subject to amortization of principal in equal quarterly installments, with 5.0% of the initial aggregate principal amount of the Term Loan A Facility and 1.0% of the initial aggregate principal amount of the Term Loan B Facility to be payable each year. The Revolving Credit Facility and the Term Loan Facilities are both expected to be guaranteed by each of the Operating Partnership’s existing and subsequently acquired direct and indirect wholly-owned material domestic restricted subsidiaries, and secured by a first lien security interest on substantially all of the Operating Partnership’s and such restricted subsidiaries’ material assets, including mortgages on the Properties, subject to customary exclusions. We expect to have $600.0 million of available borrowing capacity under the Revolving Credit Facility (excluding letters of credit) following the completion of the Formation Transactions and this offering. In the event that the gross proceeds from this offering are less than $932.1 million, the Operating Partnership is expected to incur indebtedness under the Revolving Credit Facility equal to the difference, but not exceeding $300.0 million on the closing date of this offering.

We anticipate that the Senior Notes will be guaranteed by all of our direct and indirect wholly-owned material domestic subsidiaries that guarantee the credit agreement. The Senior Notes will mature in 2024. The Senior Notes are expected to be unsecured and otherwise rank equally in right of payment with our future senior indebtedness. The Senior Notes are effectively subordinated to our existing and future secured obligations, including our Revolving Credit Facility and the Term Loan Facilities, to the extent of the value of the assets securing such obligations. We expect the indenture governing the Senior Notes to contain certain customary affirmative and negative covenants and events of default. The occurrence of an event of default under the indenture governing the Senior Notes could cause a cross-default that could result in the acceleration of other indebtedness, including all outstanding borrowings under the Revolving Credit Facility and the Term Loan Facilities. We expect to offer and sell the Senior Notes in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The Senior Notes are not being offered hereby, will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Capital Expenditures

We may agree, at MGM’s request, to fund the cost of certain capital improvements on arms-length terms and conditions, which may include an agreed upon increase in rent under the Master Lease. Otherwise, except as described below in connection with a deconsolidation event, capital expenditures for the properties leased under the

Master Lease are the responsibility of the Tenant. The Master Lease requires the Tenant to spend an aggregate amount of at least 1% of actual adjusted net revenues from the Properties per calendar year on capital expenditures.

Although the Tenant is expected to be responsible for all capital expenditures during the term of the Master Lease, if, in the future, a deconsolidation event occurs, we will be required to pay the Tenant, should the Tenant so elect, for certain capital improvements that would not constitute “normal tenant improvements” in accordance with U.S. GAAP, and subject to an initial cap of $100 million in the first year of the Master Lease increasing annually by $75 million each year thereafter. Examples of improvements that would not constitute “normal tenant improvements” include the costs of structural elements at the Properties, including capital improvements that expand the footprint or square footage of any of the Properties or extend the useful life of the Properties. In addition, equipment that would be a necessary improvement at any of the Properties, including elevators, air conditioning systems, or electrical wiring that are integral to such Property would not qualify as a “normal tenant improvement” under U.S. GAAP.

Except as described in the two preceding paragraphs, the Tenant will be required to pay for all maintenance expenditures and capital improvements. The Landlord will be entitled to receive additional rent based on the 10-year Treasury yield plus 600 basis points multiplied by the value of the new capital improvements the Landlord is required to pay for in connection with a deconsolidation event and such capital improvements will be subject to the terms of the Master Lease.

Contractual Obligations and Commitments

Information concerning our obligations and commitments to make future payments under contracts such as our anticipated indebtedness is included in the following table.

		Payments Due by Period
		Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations	Total
(in thousands)
Pro Forma data (unaudited):
Pro Forma Long-term debt(1)	$4,219,200	$176,546	$349,309	$569,265	$3,124,080

Total Pro Forma Contractual Obligations	$4,219,200	$176,546	$349,309	$569,265	$3,124,080

(1)	Including estimated interest payments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Application of Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. We have identified certain accounting policies that we believe are the most critical to the presentation of our financial information over a period of time. These accounting policies may require our management to take decisions on subjective and/or complex matters relating to reported amounts of assets, liabilities, revenue, costs, expenses and related disclosures. These would further lead us to estimate the effect of matters that may inherently be uncertain.

Estimates are required in order to prepare the financial statements in conformity with U.S. GAAP. Significant estimates, judgments, and assumptions are required in a number of areas, including, but not limited to, determining the useful lives of real estate properties, evaluating the impairment of long-lived assets, and the allocation of income taxes. The judgment on such estimates and underlying assumptions is based on our historical experience and various other factors that we believe are reasonable under the circumstances. These form the basis of our judgment on matters that may not be apparent from other available sources of information. In many instances changes in the accounting estimates are likely to occur from period to period. Actual results may differ from the estimates. The future financial statement presentation, financial condition, results of operations and cash flows may be affected to the extent that the actual results differ materially from our estimates.

Income Taxes

We anticipate that we will elect to be taxed and will qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to shareholders, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally will not be subject to federal income tax on income that we pay as distributions to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates, and distributions paid to our shareholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to shareholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

Property and Equipment

Real estate costs related to the acquisition and improvement of properties are capitalized and include expenditures that materially extend the useful lives of existing assets. We consider the period of future benefit of an asset to determine its appropriate useful life. Depreciation on our buildings and improvements is computed using the straight-line method over an estimated useful life of 3 to 40 years. If we use a shorter or longer estimated useful life, it could have a material impact on our results of operations. We believe that 3 to 40 years is an appropriate estimate of useful life.

Impairment of Property and Equipment

We continually monitor events and changes in circumstances that could indicate that the carrying amount of our property and equipment may not be recoverable or realized. In accordance with accounting standards governing the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including land, buildings and improvements, land improvements, and equipment is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets, or significant changes in business strategies. If such circumstances arise, we use an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows plus net proceeds expected from disposition of the asset (if any) are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques.

Internal Control over Financial Reporting

As a company with less than $1.0 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period election under Section 107(b) of the JOBS Act and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure will be interest rate risk with respect to our expected indebtedness. In connection with our initial public offering, we expect to incur indebtedness in principal amount of approximately $3.2 billion. An increase in interest rates could make the financing of any acquisition by us more costly as well as increase the costs of our variable rate debt obligations. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness.

We may manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. We also expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for our indebtedness. However, the REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. See “Risk Factors—Risks Related to Our REIT Election and Our Status as a REIT—Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.”

INDUSTRY

Las Vegas Market

Las Vegas is one of the world’s premier entertainment, gaming, tourist, and meeting and convention destinations. With a uniquely dense concentration of over 40 casinos, approximately 150,000 hotel rooms, extensive convention and meeting facilities, and world-class retail, dining, and entertainment offerings, Las Vegas has broad appeal to a wide audience and attracted a record of 42.3 million visitors from around the world in 2015. Total annual visitation to Las Vegas has doubled over the last 25 years, reflecting the Las Vegas market’s increasing long-term significance as a major destination for U.S. and international visitors.

Las Vegas Visitor Volume (millions)	Las Vegas Visitor Origin by Geography

Source: Las Vegas Convention and Visitors Authority	Source: Las Vegas Convention and Visitors Authority, based on the most recently published report for calendar year 2014.

Largest gaming market in the United States with strong fundamentals and growth. The Strip, a vibrant four-mile stretch of Las Vegas Boulevard South, represents the majority of the Las Vegas market and is the largest gaming market in the United States, with total gross gaming revenues of $6.3 billion for the year ended December 31, 2015. As the Strip has continued to diversify its sources of revenue and benefit from an improving economy with limited new supply, gaming revenues have shown strong and steady growth, increasing at a compound annual growth rate of 1.9% since the year ended December 31, 2010.

Top Five U.S. Gaming Markets (2015 revenues, in millions)

Source: State Gaming Commissions

Growing mix of revenue sources provides the market with continued diversification. The Strip has historically been dependent on commercial gaming for the majority of its revenues, but over the last 15 years this balance has shifted as property owners have invested heavily in non-gaming entertainment options and amenities to satisfy changes in consumer demand and reinforce the durability of revenues through diversification. As a result of these investments, the Strip has solidified its position as a premier destination for conventions and meetings as well as leisure travelers who are increasingly drawn to Las Vegas’ unique mix of entertainment offerings. Hosting 5.9 million convention attendees in 2015 and with approximately 11 million total square feet of exhibit and meeting space, the Las Vegas market has been recognized by Trade Show News Network as the number one trade show destination in the U.S. for 21 consecutive years. In the twelve months ended June 30, 2015, non-gaming revenues accounted for approximately 65% of all casino resort revenues in Las Vegas, up from just 42% in 1990.

Strip Gaming vs. Non-Gaming Revenue Mix	2015 Strip Revenue Mix

Source: UNLV Center for Gaming Research (for the twelve months ended June 30)	Source: UNLV Center for Gaming Research (for the twelve months ended June 30, 2015)

Limited new supply should support strong operating performance. Limited availability of desirable land and the need to make significant capital expenditures limit the ability of potential competitors to build new large-scale casino resorts on the Strip. As a result, over the next several years few lodging or gaming real estate developments of significance are expected to open along the Strip despite a rebounding Las Vegas economy. This limited new supply, coupled with strong and growing visitation levels, has already driven improved performance in Las Vegas, as evidenced by hotel occupancy levels of nearly 90% for 2015 and a compound annual growth rate in average daily hotel room rates of 4.8% since 2010.

Las Vegas Hotel Room Inventory (in thousands)	Las Vegas Hotel Room Occupancy (%)	Las Vegas Average Daily Room Rate ($)

Source: Las Vegas Convention and Visitors Authority. Tables present data for Las Vegas as a whole.

Detroit Market

The gaming market in the Detroit metropolitan area consists of three commercial casino properties in Michigan and one commercial casino located across the Detroit River in Windsor, Ontario. Detroit is primarily a “drive-to” gaming destination, with a substantial majority of its gaming revenues derived from repeat customers who live within several hours of Detroit. Since its inception in 1999, the Detroit gaming market has evolved to become the fifth largest gaming market in the U.S. based on 2015 gross gaming revenues, and has demonstrated relatively stable long-term operating performance.

Detroit: Gross Gaming Revenues (in millions)

Source: Michigan Gaming Control Board

Gaming operators in the Detroit market generally benefit from stable market share driven by limited competition, as the three Detroit properties are the only commercial casino properties permitted to operate in the state of Michigan. Additional gaming facilities in the state are located on Native American reservations, the nearest of which is located over 100 miles from Detroit. Furthermore, potential U.S. visitors to Ontario’s nearby commercial casino are required to pay a toll to cross over a bridge or through a tunnel, clear customs at the U.S.-Canada border, and potentially exchange currencies before visiting the property.

Detroit: MGM Grand Detroit Gross Gaming Revenues (in millions) and Percentage of Market Share

Source: Michigan Gaming Control Board; MGM internal company data for gaming revenues adjusted in accordance with gaming regulations

Mississippi Gulf Coast Market

The Mississippi Gulf Coast gaming market consists of 12 commercial casino properties located along the southern edge of Mississippi in the towns of Biloxi, Gulfport, Bay St. Louis and D’Iberville. These 12 properties have a total of over 600,000 square feet of gaming space, approximately 5.6 million square feet of hotel and other entertainment space, over 14,000 slots, and over 400 table games. Total capital invested in gaming facilities in the region exceeds $2.7 billion as of December 31, 2015, with many properties having completed significant rebuilding and improvement projects since Hurricane Katrina in 2005. Customers at Mississippi Gulf Coast properties come from a variety of U.S. states and other locations, but predominantly visit from Mississippi and nearby states such as Louisiana, Alabama, Florida, Georgia, and Texas.

In 2015, the Mississippi Gulf Coast gaming market attracted a total of 13.1 million visitors and total gaming revenues of $1.1 billion. Over the last 10 years since Hurricane Katrina occurred in 2005, the market has shown resilience and recovered to stable levels of gaming revenue in line with historical averages. Beau Rivage has maintained a relatively steady market share, currently comprising 25% of the Mississippi Gulf Coast market’s gross gaming revenues as compared to 23% in 2007.

Mississippi Gulf Coast: Gross Casino Gaming Revenues (in millions)

Source: State of Mississippi, Department of Revenue

Mississippi Gulf Coast: Beau Rivage Gross Gaming Revenues (in millions) and Percentage of Market Share

Source: State of Mississippi, Department of Revenue; MGM internal company data

Northern Mississippi Market

The Northern Mississippi gaming market consists of nine commercial casino properties located in the cities of Tunica and Lula along the Mississippi River in the Northwestern corner of Mississippi. These nine properties have a total of 460,000 square feet of gaming space, 2.8 million square feet of hotel and other entertainment space, nearly 9,000 slot machines, and over 200 table games. Total capital invested in gaming facilities in the region exceeded $1.5 billion as of December 31, 2015. Customers at these properties come from many U.S. states, but predominantly visit from Mississippi and its neighboring states such as Arkansas, Tennessee, and Alabama.

Northern Mississippi gaming revenues are publicly reported within the Mississippi River Counties, which contain 17 casino properties with eight of these properties located up to two to four hours driving distance from the Northern Mississippi gaming market. In 2015, the Northern Mississippi gaming market attracted a total of 3.8 million visitors and the Mississippi River Counties generated total gaming revenues of $954 million. Over the course of the last 10 years, while the Mississippi River Counties have seen a gradual decline in total gaming revenues, they have continued to produce nearly $1 billion in gaming revenues annually. Despite the overall market decline in revenues, Gold Strike has increased its gross gaming revenue from $133 million in 2007 to $142 million in 2015, growing its market share from 8% to 15% over this time period.

Mississippi River Counties: Gross Casino Gaming Revenues (in millions)

Source: State of Mississippi, Department of Revenue

Mississippi River Counties: Gold Strike Tunica Gross Gaming Revenues (in millions) and Percentage of Market Share

Source: State of Mississippi, Department of Revenue; MGM internal company data

BUSINESS AND PROPERTIES OF MGP

Our Business

Following the completion of this offering, we expect to be one of the leading publicly traded REITs engaged in the acquisition, ownership and leasing of large-scale destination entertainment and leisure resorts, whose diverse amenities include casino gaming, hotel, convention, dining, entertainment and retail offerings. In connection with this offering, we will acquire from MGM nine premier destination resorts in Las Vegas and elsewhere across the United States and one dining and entertainment complex which opened in April 2016. Combined, these properties comprise 24,466 hotel rooms, approximately 2.5 million convention square footage, over 100 retail outlets, over 200 food and beverage outlets and approximately 20 entertainment venues as of December 31, 2015. As a growth-oriented public real estate entity, we expect our relationship with MGM will attractively position us for the acquisition of additional properties across the entertainment, hospitality and leisure industries that MGM may develop in the future.

We will be organized in an UPREIT structure in which we will own substantially all of our assets and conduct substantially all of our business through our Operating Partnership subsidiary, which will be owned by us and certain subsidiaries of MGM and whose general partner will be one of our subsidiaries. We will initially generate all of our revenue by leasing all ten of our assets to the Tenant pursuant to the Master Lease. During our first year of operation, our Tenant will be obligated to pay us $550.0 million of rent under the Master Lease. The Tenant’s performance and payments under the Master Lease will be guaranteed by MGM. MGM will continue to hold a controlling interest in us following the completion of this offering through its ownership of our Class B share, but will not hold any of our Class A shares. Certain of MGM’s operating and other subsidiaries will also directly hold a majority economic interest in the Operating Partnership through their ownership of approximately 76% of the Operating Partnership Units (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option). The Class B share structure was put in place to align MGM’s voting rights in us with its economic interest in the Operating Partnership. MGM will no longer be entitled to any voting rights if MGM and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in us and the Operating Partnership falls below 30%. Our initial ten assets represent a core component of MGM’s existing domestic asset base, accounting for approximately 57% of MGM’s wholly owned domestic Adjusted Property EBITDA for the year ended December 31, 2015, which we believe strongly aligns MGM’s incentives with ours. We believe MGM’s economic interest in our Operating Partnership subsidiary and the large proportion of MGM’s current real estate portfolio that will be owned by us after this offering will provide added stability to our ongoing financial performance as well as position us favorably for future potential acquisitions.

The Properties in our initial portfolio will consist of nine premier destination resorts operated by MGM, including properties that we believe are among the world’s finest casino resorts, and The Park in Las Vegas with gross book value including land, buildings and improvements to be contributed to us in connection with this offering of $10.0 billion as of December 31, 2015. The Properties will include six large-scale entertainment and gaming-related properties located on the Strip: Mandalay Bay, The Mirage, Monte Carlo, New York-New York, Luxor and Excalibur, and The Park, a dining and entertainment complex located between New York-New York and Monte Carlo which opened in April 2016. Outside of Las Vegas, we will also own three market-leading casino resort properties: MGM Grand Detroit in Detroit, Michigan and Beau Rivage and Gold Strike Tunica, both of which are located in Mississippi. In the future, we plan to explore opportunities to expand by acquiring similar properties as well as strategically targeting a broader universe of real estate assets within the entertainment, hospitality and leisure industries.

Our Competitive Strengths

We believe the following competitive strengths will contribute significantly to our success:

We will own a high-quality portfolio of large-scale assets anchored by branded destination entertainment resorts located at the heart of the Strip. We will own high-quality mixed-use properties with a significant presence in Las Vegas, which we believe is one of the most attractive travel destinations in the United States. Las Vegas attracted a record 42.3 million visitors in 2015 and is a market characterized by steady economic growth and high consumer and business demand with limited new supply. Our Las Vegas properties feature gaming entertainment, large-scale hotels, extensive food and beverage options, state-of-the-art convention facilities, retail outlets, entertainment showrooms and other amenities, and MGM’s brands include many of the most highly recognized names in the gaming industry, such as Mandalay Bay and The Mirage.

We believe that our Las Vegas properties are well positioned and collectively have a leading share in a strong Las Vegas market which continues to benefit from positive macroeconomic trends, including record visitation levels in 2015, and strong convention attendance, hotel occupancy and average daily rates, among other key indicators. With 72% of their overall net revenues for the year ended December 31, 2015 derived from non-gaming uses, including hotel, food and beverage, entertainment and other non-gaming amenities, our Properties located on the Strip generate diversified revenue streams and showcase a wide variety of customer offerings. Our Properties in Las Vegas include a total of 21,193 hotel rooms, or approximately 24% of the total hotel rooms on the Strip. Our Properties on the Strip exceed Strip average industry performance metrics, with an average occupancy rate of 94%, compared to 90% for the Strip as a whole, ADR of $136, compared to $120 for the Strip as a whole, and REVPAR of $128, compared to $105 for the Strip as a whole, for the year ended December 31, 2015.

Our portfolio consists of properties in unique locations supported by strong net asset values. Our Properties on the Strip benefit from their prime location in a Las Vegas market that is characterized by limited availability of desirable land directly along the Strip and the significant amount of capital investment and time required to develop large-scale casino resorts. We estimate that the construction cost for upscale resorts in Las Vegas is currently approximately $1 million per room. As a result, over the next several years, few lodging or gaming real estate developments of significance are expected to open along the Strip despite a rebounding Las Vegas economy. This limited new supply, coupled with strong and growing visitation levels, has already driven improved performance in Las Vegas, as evidenced by hotel occupancy levels of nearly 90% for 2015 and a compound annual growth rate in average daily hotel room rates of 4.8% since 2010.

Further, the net asset value of our Las Vegas real estate provides strong valuation support, as evidenced by recent precedent construction and acquisition transactions in the Las Vegas market. For instance, in 2015, it was announced that the Blackstone Group purchased the Cosmopolitan of Las Vegas, a 2,959-room luxury resort casino in Las Vegas, for approximately $1.7 billion, resulting in an implied valuation multiple of approximately 18 times the Cosmopolitan’s prior twelve months’ adjusted EBITDA based on its public filings with the SEC prior to the acquisition. In addition, based on public records from the 2014 acquisition of the former New Frontier land by Crown Resorts, we estimate that Las Vegas Strip land values are approximately $12 million per acre.

We will also own market-leading regional resorts featuring significant invested capital. The three Properties that we will own outside of Las Vegas include award-winning casino resorts that are market leaders within their respective regions. MGM Grand Detroit has been a AAA Four Diamond-rated hotel since 2008, among other notable designations, and has been the gaming market leader in Detroit as measured by revenues since 2005. Beau Rivage is comparable to MGM Grand Detroit as it is also one of the largest resorts within its market, offering 1,740 guest rooms, approximately 50,000 square feet of convention space and over 2,000 gaming positions. In addition, it has won numerous awards, including the AAA Four Diamond award each year since 2002, and has twice been designated the Best Casino in the South by AAA Southern Traveler. The property has consistently been a market leader and currently captures gaming revenue market share of approximately 25% in the Gulf Coast Region. Gold Strike Tunica is also a market-leading resort and is ranked number one in size for the Northern River sub-market, capturing gaming revenue market share of 15% in the Mississippi River Counties, which is the state’s publicly reported segment that includes the Northern River Counties. MGM has invested a significant amount of capital into these regional properties, including capital expenditures related to restaurant renovations, casino enhancements, convention facility improvements and other updated amenities and offerings.

Our Properties feature a diversified portfolio of businesses with a broad and varied customer base. Our Properties are occupied by multiple businesses spanning a broad set of product offerings, including lodging, convention, gaming, food and beverage and entertainment. Our Properties include a total of 24,466 hotel rooms, including 21,193 hotel rooms in Las Vegas, representing approximately 24% of total rooms on the Strip as of December 31, 2015. Further, we own one of the largest portfolios of properties in terms of total convention square footage on the Strip with approximately 35% of the privately owned convention and meeting space on the Strip. In addition to our extensive hotel and convention offerings, our Properties feature over 100 retail outlets, over 200 food and beverage outlets and approximately 20 entertainment venues. In 2015, over three million tickets were sold for various sporting and entertainment events at our Properties.

In addition to these broad business offerings, our portfolio is further diversified across geographies and customers. Our Las Vegas Properties attract a diverse mix of customers from locations all over the world, driven by the city’s position as a hub for leisure, business, convention and tourism travel. We believe that our Properties offer a broad range of attractions which cater to numerous demographics with large representation across gender, age and other socioeconomic differentiators (i.e., low, mid and high-end customers). Outside of Las Vegas, our regional properties provide further geographic, market-specific and customer diversification across the United States.

All of our Properties will be leased to a subsidiary of MGM, which is a premier operator in the entertainment and leisure industry, with leading iconic brands and market position. We believe that our relationship with MGM provides us with significant benefits. First and foremost, this relationship is expected to augment our financial stability, as MGM will guarantee the payment and performance of the Tenant under the Master Lease. In addition, the lease structure offers an attractive corporate rent coverage ratio of approximately 3.7x for the year ended December 31, 2015 and historically has exceeded 2.0x each year since the 2008 recession.

The following chart shows MGM’s corporate rent coverage ratio for the last eight years (see also “Risk Factors—Risks Related to Our Business and Operations—MGM’s historical results, including its historical corporate rent coverage ratio described in this prospectus, may not be a reliable indicator of its future results):

MGM Historical Corporate Rent Coverage Ratio(1)(2)

(1)

MGM’s Corporate Rent Coverage Ratio is calculated by dividing (a) the sum of Adjusted EBITDA as reported by MGM related to its wholly owned domestic resorts, management and other operations, and corporate (excluding stock-based compensation), plus dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China, by (b) year one rent under the Master Lease of $550.0 million. For a calculation of MGM’s Historical Corporate Rent Coverage Ratio see Annex II. We

use MGM’s Corporate Rent Coverage Ratio to illustrate our Tenant’s ability to meet its obligations under the Master Lease. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”
(2)	The numerator to the Historical Corporate Rent Coverage Ratio includes $60.7 million, $93.9 million, $339.3 million, $60.5 million, $225.9 million, $328.5 million, $405.2 million and $535.1 million of special and ordinary dividends and other cash distributions actually received by MGM from CityCenter, Borgata, Grand Victoria and MGM China for the years ended December 31, 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, respectively. Dividends and distributions are made at the discretion of each relevant entity’s board of directors or similar body, and depend on several factors, including financial position, results of operations, cash flows, capital requirements, debt covenants, and applicable law, among others. Accordingly, historical dividends and distributions may not be indicative of future dividends or distributions and should not be relied upon as an indicator of MGM’s corporate rent coverage ratio for future periods. MGM’s corporate rent coverage ratio excluding dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China was 3.3x, 2.2x, 1.9x, 2.1x, 2.0x, 2.3x, 2.4x and 2.7x for the years ended December 31, 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, respectively. Since the 2008 recession, the lowest annual MGM corporate rent coverage ratio (excluding dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China) was 1.9x. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

We believe MGM’s economic interest in our Operating Partnership subsidiary establishes incentives to maintain its level of high-quality operational execution at the Properties and enables us to retain the benefits and expertise that MGM currently provides across its entire portfolio, while maximizing the operational efficiencies of our Properties. MGM is one of the world’s largest destination entertainment and leisure resort operators, with Adjusted EBITDA of $2.2 billion, net revenues of $9.2 billion and consolidated net loss of $1.0 billion for the year ended December 31, 2015, an enterprise value of more than $26 billion and a market capitalization of more than $12 billion as of December 31, 2015. Nearly all MGM-managed casino properties are connected through the M Life customer loyalty program, a broad-based program recognizing and rewarding customer loyalty and spending, which MGM believes fosters long-term customer relationships and drives visitation across properties.

MGM currently operates a portfolio of 14 highly recognized, iconic properties, including our Properties, Bellagio and MGM Grand Las Vegas, in addition to CityCenter Las Vegas and MGM Macau, and is developing three additional world-class properties in Maryland, Massachusetts and on the Cotai Strip in Macau. MGM owns a 51% interest in MGM China, a publicly traded company listed on the Hong Kong Stock Exchange that owns the MGM Macau resort and casino and is developing MGM Cotai, and holds 50% interests in CityCenter in Las Vegas, The Borgata Hotel Casino & Spa in Atlantic City, New Jersey, Grand Victoria Casino Elgin in Elgin, Illinois and T-Mobile Arena in Las Vegas, which opened in April 2016. Collectively, these assets (MGM Macau, CityCenter, Borgata, and Grand Victoria) generated $4.4 billion in combined revenues for the year ended December 31, 2015.

MGM will continue to operate the Properties, which will enable us to retain the same benefits and operational expertise that MGM currently provides across its entire portfolio while maximizing the operational efficiencies of our Properties. We believe MGM’s financial performance, scale, brand equity and established customer loyalty program provide stability to our ongoing business, and will generate revenue growth. In addition, MGM has invested a significant amount of capital into our Properties, including $924 million in capital expenditures since the beginning of 2010 (including capital expenditures on assets related to the Properties but which are not part of the Properties being contributed to us) with average capital expenditures per year for our Properties of 4.3% of net revenues of the Properties. The scope of these capital projects has included restaurant renovations, casino enhancements, convention facility improvements and other updated amenities and offerings, which we believe enhances the value of our portfolio.

Our long-term triple-net master lease structure provides a highly predictable rent stream with embedded growth potential. We expect the Properties, which will have a 100% occupancy rate under the Master Lease, to generate long-term, stable cash flows derived from our Master Lease with the Tenant, helping to support meaningful future cash distributions to our shareholders. There are significant features of the Master Lease that contribute to the expected stability of the rental stream. First, the Master Lease is a single, unitary lease with a fixed base rent component that represents 90% of the initial total rent from the Master Lease for all of the Properties. The inclusion of all of our Properties under a single Master Lease provides us protection from reduced performance at any individual Property. The Tenant is generally not permitted to remove individual Properties from the Master Lease, except that the Tenant may assign its leasehold estate in certain Properties to third-parties meeting certain criteria (see “Certain Relationships and Related Party Transactions—The Master Lease—Assignment and Subletting”), and the Tenant has the right, following certain casualty events or condemnations, to terminate the Master Lease with respect to affected Properties. Second, based on the historical performance of the Properties, nearly all of which are established assets with long records of performance, we expect that the Properties will generate sufficient revenues for the Tenant to pay rent under the Master Lease even if operating revenues were to decline. Third, the Tenant’s performance and payments under the Master Lease will be fully guaranteed by MGM, which provides significant additional credit support.

The terms of our Master Lease will also offer the opportunity for long-term, predictable growth. Our Master Lease has an initial lease term of ten years with the potential to extend the term for four additional five-year terms thereafter at the option of the Tenant. Additionally, the base rent component of the Master Lease includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue. The Master Lease also provides for a percentage rent component to be adjusted every five years based on the average actual annual net revenues of our Tenant and, without duplication, the Operating Subtenants from the leased properties subject to the Master Lease at such time for the trailing five-calendar-year period (excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue), which will represent 10% of the initial total rent from the Master Lease. The embedded growth in the Master Lease is further complemented by potential acquisitions of the ROFO Properties, which are discussed in detail in “—Business and Growth Strategies.”

We expect to maintain a strong balance sheet with significant financial flexibility. We expect to have a strong, flexible balance sheet with moderate leverage to ensure we meet our financing obligations and operating requirements. We will rely on a combination of equity and debt financing for our future property acquisitions in order to maintain a conservative, stable balance sheet and financial profile. Upon the completion of this offering, our balance sheet will have no debt maturing for at least 5 years (excluding required amortization payments under the Term Loan Facilities), with a weighted average maturity of 7.1 years. Furthermore, we expect that the Operating Partnership will enter into the Revolving Credit Facility that will provide for borrowings of up to $600.0 million from time to time, including for our working capital needs. We intend to be disciplined with our financial management, which will allow us to maintain a balanced capital structure and a predictable distribution policy for our shareholders while evaluating opportunities to finance potential future acquisitions.

Business Strategies

We plan to explore opportunities to expand by acquiring both gaming and non-gaming real estate assets, with an emphasis on maintaining stable income, acquiring the ROFO Properties and potentially other domestic properties from MGM, acquiring additional gaming properties from third parties, and acquiring non-gaming lodging, leisure and entertainment properties.

The key components of our business strategies include:

Stable income and internal growth profile. We initially expect to derive our revenues from long-term contractual cash flows pursuant to our Master Lease, which includes a fixed annual rent escalator on the Base

Rent of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00. We expect this escalator to provide the opportunity for stable long-term growth, which will result in the Base Rent growing over $50 million from the fixed annual rent escalator during the first six years of our Master Lease. In addition, the Master Lease includes periodic Percentage Rent resets every five years, based on the average actual annual net revenues (excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue) of our Tenant and, without duplication, the Operating Subtenants from the leased properties then subject to the Master Lease at such time during the five-year periods then ended, enabling us to benefit from future revenue growth at the Properties. It is our intention that any additional properties we may acquire in the future will also be leased to tenants with established operating histories pursuant to long-term, triple-net lease arrangements with terms similar to the Master Lease.

Opportunity to acquire properties from MGM. In the future, we expect to have the opportunity to acquire properties from MGM, our controlling shareholder and the parent of the Tenant. We will have a right of first offer with respect to the two ROFO Properties, which are under development by MGM and described below, should MGM elect to sell these properties in the future.

MGM National Harbor. MGM was awarded the sixth and final casino license under current statutes in the State of Maryland by the Maryland Video Lottery Facility Location Commission to build and operate MGM National Harbor, a destination casino resort in Prince George’s County at National Harbor, which is a waterfront development located on the Potomac River just outside of Washington, D.C. The expected cost to develop and construct MGM National Harbor is approximately $1.3 billion, excluding capitalized interest and land-related costs. MGM expects that the resort will include a casino with approximately 3,600 slots and 160 table games including poker, a 300-room hotel with luxury spa and rooftop pool, 93,100 square feet of high-end branded retail and fine and casual dining, a 3,000-seat theater venue, 50,000 square feet of meeting and event space and a 4,700-space parking garage. Construction of MGM National Harbor has commenced with estimated completion in the fourth quarter of 2016.

MGM Springfield. A subsidiary of MGM was awarded a casino license to build and operate MGM Springfield in Springfield, Massachusetts. MGM Springfield will be developed on approximately 14 acres of land in downtown Springfield, Massachusetts. MGM’s plans for the resort currently include a casino with approximately 3,000 slots and 100 table games including poker, a 250-room hotel, 100,000 square feet of retail and restaurant space, 44,000 square feet of meeting and event space, and a 3,375-space parking garage, with an expected development and construction cost of approximately $865 million, excluding capitalized interest and land related costs. Construction of MGM Springfield is expected to be completed in late 2018.

We believe that our relationship with MGM will provide us with access to similar domestic acquisition opportunities in the future from properties currently owned by MGM, or from properties that MGM may acquire or develop in the future, in each case at MGM’s discretion. Should MGM elect to sell these properties, we believe that we will have a competitive advantage over other potential buyers given MGM’s continuing economic ownership interest in the Operating Partnership, simplified operational logistics and, as compared to cash buyers, the opportunity to offer tax deferral. The potential acquisition of properties from MGM provides the additional benefit of leveraging MGM’s operational and industry expertise to execute transactions.

We will actively seek to further diversify our holdings through the acquisition of gaming and gaming-related assets from non-MGM entities. In addition to the gaming and gaming-related properties we may acquire from MGM from time to time in the future, we will also actively seek to identify additional entertainment and gaming-related properties for potential acquisition from non-MGM entities. We intend to selectively grow our portfolio of gaming properties through the acquisition of assets that contribute to our tenant and geographic diversification, can be leased subject to long-term leases with tenants with established operating histories, have low operating risks and provide stable cash flows, consistent with our Properties. We believe that a number of gaming operators would be willing to enter into transactions designed to monetize their real estate assets (i.e., gaming facilities) through sale-leaseback transactions. These gaming operators could use the proceeds from the sale of those assets to repay debt and rebalance their capital structures, while maintaining the operations related to the facilities through long-term leases. We also expect to provide such gaming operators with expansion opportunities that they may not otherwise be in a position to pursue by providing them with the equivalent of secured capital through sale and leaseback transactions at more attractive rates than they could obtain from traditional lenders.

We will actively seek to increase our diversification through the opportunistic acquisition of non-gaming assets and other attractive triple-net lease opportunities. Our Properties include mixed-use assets with lodging, retail, dining, entertainment and other components. We will seek opportunities to acquire non-gaming lodging, leisure and entertainment-related assets, and pursue other attractive triple-net lease acquisitions that may be available from time to time in other sectors, that will simultaneously complement our portfolio while contributing to our diversification over time. We will evaluate potential acquisition opportunities based on customary factors, including sustainability of cash flows, purchase price, expected financial performance, physical features, geographic market, location and opportunity for future value enhancement and will continue to pursue similarly advantageous master lease structures.

Our Properties

The following table summarizes certain features of the Properties that we will own following the Formation Transactions and the completion of this offering, all as of or for the year ended December 31, 2015. The Properties are diversified across a range of primary uses, including gaming, hotel, convention, dining, entertainment, retail and other resort amenities and activities.

	Location	Net Revenues (in thousands)	Adjusted Property EBITDA(1) (in thousands)	Hotel Rooms		Approximate Acres	Approximate Casino Square Footage	Approximate Convention Square Footage		Occupancy Rate	REVPAR(1)
Las Vegas
Mandalay Bay	Las Vegas, NV	$906,243	$203,474	4,752	(2)	124	160,000	2,121,000	(3)	90.6%	$184
The Mirage	Las Vegas, NV	$568,607	$112,475	3,044		77	100,000	170,000		94.2%	$157
New York-New York	Las Vegas, NV	$308,319	$106,457	2,024		20	90,000	25,000		97.6%	$126
Luxor	Las Vegas, NV	$372,426	$87,169	4,400		58	116,000	20,000		94.2%	$99
Monte Carlo	Las Vegas, NV	$290,240	$85,962	2,992		21	87,000	30,000		96.4%	$115
Excalibur	Las Vegas, NV	$289,324	$82,247	3,981		51	95,000	30,000		93.2%	$82
The Park	Las Vegas, NV	—	—	—		3	—	—		—	—

Subtotal		$2,735,159	$677,784	21,193		354	648,000	2,396,000		93.9%	$128

Regional Properties
MGM Grand Detroit	Detroit, MI	$547,399	$154,979	400		24	127,000	30,000		59.1%	$141
Beau Rivage	Biloxi, MS	$367,587	$88,843	1,740		25	74,000	50,000		94.0%	$95
Gold Strike Tunica	Tunica, MS	$160,863	$46,023	1,133		24	53,000	17,000		71.8%	$53

Subtotal		$1,075,849	$289,845	3,273		73	254,000	97,000		82.1%	$86

Total/Weighted Average		$3,811,008	$967,629	24,466		427	902,000	2,493,000		92.3%	$122

(1)	For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”
(2)	Includes 1,117 rooms at the Delano and 424 rooms at the Four Seasons Hotel, both of which are located at our Mandalay Bay property.
(3)	Includes 26,000 square feet at the Delano and 30,000 square feet at the Four Seasons, both of which are located at our Mandalay Bay property.

Description of the Properties

Las Vegas

Mandalay Bay

Mandalay Bay is the first major hotel and casino resort on the Strip to greet visitors arriving by automobile from Southern California. Covering approximately 124 acres, this AAA Four Diamond resort recently completed the first phase of an expansion project for its Convention Center in August 2015, increasing total convention square feet to approximately 2.1 million with over 900,000 square feet of continuous exhibit space (ranking fifth in North America in both total square feet and exhibit space). The property also features numerous restaurants and offers multiple entertainment venues that include a 12,000-seat special events arena, the House of Blues, and a 1,700-seat showroom which is the home of Michael Jackson ONE by Cirque du Soleil. Located within the Mandalay Bay resort complex is a Four Seasons Hotel with its own lobby, restaurants and pool and spa, which has been providing visitors with AAA Five-Diamond-rated hospitality experience since 1999. The Delano is an all-suite hotel tower also located within the Mandalay Bay complex. This tower includes its own spa and fitness center, a lounge and two restaurants, including Rivea and the Skyfall lounge, created by famed chef Alain Ducasse and located on the top floor of The Delano. A 3,000-room renovation project and a 350,000-square foot convention center expansion at Mandalay Bay were both completed in early 2016.

Mandalay Bay’s expansive pool and beach area plays host to an array of evening open air concerts during the pool season and includes a 6,000 square foot casino, a large wave pool, and Moorea, a European-style “ultra” beach and Daylight Beach Club. The resort also features Mandalay Place, an approximately 90,000 square foot retail center connecting Mandalay Bay & Luxor via sky bridge, which is home to approximately 40 stores and restaurants, including internationally branded retailers such as Nike Golf.

The following table summarizes the results of operation and operating statistics of Mandalay Bay for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$792,282	$874,126	$906,243
Adjusted Property EBITDA* (in thousands)	$167,154	$175,626	$203,474
Occupancy rate	90.1%	92.0%	90.6%
ADR*	$182	$191	$203
REVPAR*	$164	$176	$184

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

The Mirage

The Mirage, recognized by AAA as a Four Diamond resort, is a tropically themed hotel and casino resort located at the center of the Strip. The exterior of the approximately 77-acre resort is landscaped with more than five acres of lagoons and other water features centered around a volcano that erupts at scheduled intervals. Inside the front entrance is an atrium with a tropical garden and additional water features capped by a 100-foot-high glass dome. The Mirage features a wide array of restaurants and nightlife and entertainment options, including The Beatles Love, by Cirque du Soleil and 1OAK. The Mirage also has numerous retail shopping outlets and approximately 170,000 square feet of meetings and convention facilities, including the 90,000-square foot Mirage Events Center.

The following table summarizes the results of operation and operating statistics of The Mirage for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$576,573	$572,699	$568,607
Adjusted Property EBITDA* (in thousands)	$117,424	$110,154	$112,475
Occupancy rate	94.7%	94.8%	94.2%
ADR*	$149	$159	$166
REVPAR*	$141	$151	$157

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

New York-New York

New York-New York Hotel and Casino is located at the corner of the Strip and Tropicana Avenue with pedestrian bridges linking the property to both MGM Grand Las Vegas and Excalibur. Nestled in between New York-New York and Monte Carlo and further enhancing New York-New York’s location, the new world-class Las Vegas Arena and The Park to its north debuted in April 2016.

The architecture at New York-New York replicates many of New York City’s landmark buildings and icons, including the Statue of Liberty, the Empire State Building, the Brooklyn Bridge, and a Coney Island-style roller coaster. New York-New York covers approximately 20 acres and also features more than 25,000 square feet of meeting and convention space, several restaurants and numerous bars and lounges, including nationally recognized Tom’s Urban, Shake Shack, and Nine Fine Irishmen, an authentic Irish Pub. New York-New York’s entertainment options include Zumanity by Cirque du Soleil and The Bar at Times Square piano bar. New York-New York recently completed a dynamic new pedestrian plaza, which delivers eclectic eats, craft cocktails, cool brews and great people watching with a Strip-side patio experience.

The following table summarizes the results of operation and operating statistics of New York-New York for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$271,572	$286,998	$308,319
Adjusted Property EBITDA* (in thousands)	$89,181	$95,105	$106,457
Occupancy rate	96.5%	97.8%	97.6%
ADR*	$112	$120	$129
REVPAR*	$108	$118	$126

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

Monte Carlo

Monte Carlo is located on the Strip adjacent to New York-New York and connected to Aria via walkway and to Crystals via people mover that can be accessed through Monte Carlo’s “Street of Dreams” retail area. Monte Carlo’s location is also anticipated to benefit from customers visiting the neighboring entertainment district that will be created by the opening of the Las Vegas Arena and The Park in April 2016. Amplifying the

vibrant entertainment district, Monte Carlo will develop and open a 5,000-seat theater and concert venue at the end of 2016. The new venue will have a robust calendar and host special engagements by many of the music industry’s most-celebrated performers.

The resort covers approximately 21 acres and also features approximately 30,000 square feet of meeting and convention space, a spa and salon, an outdoor pool area with a wave pool and a lazy river, and a variety of restaurant options. Restaurant amenities include fine dining at Andre’s, The Pub featuring live entertainment, Diablo’s Cantina, Double Barrel Roadhouse and Brand Steakhouse.

The following table summarizes the results of operation and operating statistics of Monte Carlo for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$262,901	$277,845	$290,240
Adjusted Property EBITDA* (in thousands)	$68,941	$71,780	$85,962
Occupancy rate	94.8%	96.8%	96.4%
ADR*	$104	$110	$119
REVPAR*	$99	$107	$115

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

Luxor

Luxor is a 4,400 room pyramid-shaped hotel and casino resort situated at the south end of the Strip between Mandalay Bay and Excalibur. The property is well-known for the beam of light that shines from the top of the pyramid. Luxor covers approximately 58 acres and offers approximately 20,000 square feet of convention and meeting space, a spa and salon, and food and entertainment venues on three different levels beneath a soaring hotel atrium. Connected to Mandalay Bay via the Mandalay Place retail sky bridge, guests staying at the Luxor are provided with convenient access to the neighboring Mandalay Bay resort amenities in addition to its expansive Convention Center.

Restaurant, nightlife and entertainment amenities include the 26,000 square foot LAX nightclub, TENDER steak & seafood, rated one of Las Vegas’ top steakhouses, the Cirque du Soleil production show CRISS ANGEL Believe and the property became host to the customized and popular entertainment show Blue Man Group in November 2015.

The following table summarizes the results of operation and operating statistics of Luxor for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$325,578	$354,041	$372,426
Adjusted Property EBITDA* (in thousands)	$61,561	$70,084	$87,169
Occupancy rate	90.7%	93.1%	94.2%
ADR*	$88	$96	$105
REVPAR*	$80	$89	$99

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

Excalibur

Excalibur is a castle-themed hotel and casino complex situated immediately north of Luxor at the corner of the Strip and Tropicana Avenue. The property covers approximately 51 acres and features 30,000 square feet of meeting and convention facilities, a spa and fitness facility, several restaurants and bars and varying entertainment options. Entertainment options at Excalibur include the long-running Tournament of Kings dinner show, the Bee Gees tribute show, and the male revue Thunder from Down Under. Excalibur’s other world-class venues include the Excalibur arcade and midway and the Castle Walk, a shopping expedition featuring artisans’ booths and specialty shops. In addition, Excalibur has several restaurants and bars including Dick’s Last Resort and Buca di Beppo. Excalibur, Luxor and Mandalay Bay are connected by a tram, allowing guests to travel easily from resort to resort.

The following table summarizes the results of operation and operating statistics of Excalibur for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$260,462	$269,486	$289,324
Adjusted Property EBITDA* (in thousands)	$63,502	$68,219	$82,247
Occupancy rate	88.5%	92.0%	93.2%
ADR*	$73	$79	$88
REVPAR*	$65	$73	$82

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

The Park

The Park, which opened in April 2016, is an immersive outdoor destination with an array of common spaces and casual restaurants and bars. The Park spans approximately three acres located between New York-New York and Monte Carlo, connecting the two properties to a 20,000-seat arena developed by MGM and AEG that also opened in April 2016. The location of The Park is anticipated to attract visitors to the neighboring Monte Carlo and New York-New York properties. As of December 31, 2015, MGM incurred $90 million of costs related to the development of The Park, and the total budgeted costs for the project are approximately $105 million, excluding capitalized interest and land related costs.

Other

MGM Grand Detroit

MGM Grand Detroit is one of three casinos in Detroit, Michigan. The resort spans approximately 24 acres and features two restaurants by Wolfgang Puck, TAP sports pub, exciting nightlife amenities, and a luxurious spa. Additional amenities include a private entrance and lobby for hotel guests and 30,000 square feet of meeting and events space.

The following table summarizes the results of operation of MGM Grand Detroit for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$537,994	$530,436	$547,399
Adjusted Property EBITDA* (in thousands)	$155,689	$144,798	$154,979
Occupancy rate	53.2%	53.5%	59.1%
ADR*	$236	$240	$238
REVPAR*	$126	$128	$141

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

Beau Rivage

Beau Rivage is located on a beachfront site where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi. Beau Rivage blends world-class amenities with southern hospitality and features elegantly remodeled guest rooms and suites, numerous restaurants, nightclubs and bars, a 1,550-seat theatre, an upscale shopping promenade, and a spa and salon. The resort covers approximately 25 acres and also has 50,000 square feet of convention space.

The following table summarizes the results of operation of Beau Rivage for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$340,814	$344,178	$367,587
Adjusted Property EBITDA* (in thousands)	$66,937	$70,261	$88,843
Occupancy rate	91.7%	93.2%	94.0%
ADR*	$99	$96	$101
REVPAR*	$91	$90	$95

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

Gold Strike Tunica

Gold Strike Tunica is a dockside casino located along the Mississippi River, 20 miles south of Memphis and approximately three miles west of Mississippi State Highway 61, a major north/south highway connecting Memphis with Tunica County. The property features an 800-seat showroom, a variety of food and beverage offerings, and 17,000 square feet of meeting space. Gold Strike Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties.

The following table summarizes the results of operation of Gold Strike Tunica for the twelve-month periods ended December 31, 2013, 2014 and 2015:

	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2015
Net revenues (in thousands)	$149,186	$157,733	$160,863
Adjusted Property EBITDA* (in thousands)	$37,487	$40,332	$46,023
Occupancy rate	71.4%	72.4%	71.8%
ADR*	$70	$72	$73
REVPAR*	$50	$52	$53

*	As reported by MGM. For a discussion of this metric, see “Certain Operational and Non-U.S. GAAP Financial Measures of MGM.”

Master Lease

The Master Lease has an initial lease term of ten years with the potential to extend the term for four additional five-year terms thereafter at the option of the Tenant. We anticipate that the annual rent payments due under the Master Lease will initially be $550.0 million. Rent under the Master Lease will consist of the Base Rent and the Percentage Rent. For the first year, the Base Rent is expected to represent 90% of the initial total rent payments due under the Master Lease, or $495.0 million, and the Percentage Rent is expected to represent 10% of the initial total rent payments due under the Master Lease, or $55.0 million. The Base Rent includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue. We expect this escalator to provide the opportunity for stable, long-term growth, which will result in the Base Rent growing over $50 million from the fixed annual rent escalator during the first six years of our Master Lease. The Percentage Rent will initially be a fixed amount for approximately the first six years and will then be adjusted every five years based on the average actual annual net revenues of our Tenant and, without duplication, the Operating Subtenants from the leased properties subject to the Master Lease at such time for the preceding five-year period (calculated by multiplying the average annual net revenues (excluding net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue) for the trailing five-calendar-year period by 1.4%). For a more detailed description of the principal provisions of the Master Lease, please see “Certain Relationship and Related Party Transactions—The Master Lease.”

The Tenant’s performance and payments under the Master Lease will be guaranteed by MGM. A default by MGM with regard to its guarantee will cause a default with regard to the entire portfolio covered by the Master Lease.

Maintenance of the Properties

Under the Master Lease, the Tenant will be required to maintain the premises in reasonably good order and repair. The Master Lease requires the Tenant to spend an aggregate amount of at least 1% of actual adjusted net revenues from the Properties per calendar year on capital expenditures.

Capital improvements by the Tenant or Operating Subtenants will be permitted without the consent of the Landlord, a subsidiary of MGP, if such capital improvements (i) do not involve the removal of any material existing structures (unless the Tenant proceeds with reasonable diligence to replace those removed structures with structures of at least reasonably comparable value or utility), (ii) do not have a material adverse effect on the structural integrity of any remaining improvements, (iii) are not reasonably likely to reduce the value of the

Property when completed, and (iv) are consistent with the permitted uses of the Property, each as reasonably determined by the Tenant. Any proposed capital improvements that do not meet these parameters will require Landlord’s review and approval, which approval shall not be unreasonably withheld.

Although the Tenant is expected to be responsible for all capital expenditures during the term of the Master Lease, if, in the future, a deconsolidation event occurs, we will be required to pay the Tenant, should the Tenant so elect, for certain capital improvements that would not constitute “normal tenant improvements” in accordance with U.S. GAAP should the Tenant so elect, and subject to an initial cap of $100 million in the first year of the Master Lease increasing annually by $75 million each year thereafter. Examples of improvements that would not constitute “normal tenant improvements” include the costs of structural elements at the Properties, including capital improvements that expand the footprint or square footage of any of the Properties or extend the useful life of the Properties. In addition, equipment that would be a necessary improvement at any of the Properties, including elevators, air conditioning systems, or electrical wiring that are integral to such Property would not qualify as a “normal tenant improvement” under U.S. GAAP. Furthermore, we may agree, at MGM’s request, to fund the cost of certain capital improvements on arms-length terms and conditions, which may include an agreed upon increase in rent under the Master Lease.

The Tenant will be required to pay for all maintenance expenditures and capital improvements (except as described in the preceding paragraph). The Landlord will be entitled to receive additional rent based on the 10-year Treasury yield plus 600 basis points multiplied by the value of the new capital improvements the Landlord is required to pay for in connection with a deconsolidation event and such capital improvements will be subject to the terms of the Master Lease.

Mortgages, Liens or Encumbrances

In connection with the Financing, the Operating Partnership expects to enter into mortgages against the Properties for the benefit of the lenders under our debt facilities. In addition, certain mechanic’s liens and similar liens recorded by contractors performing work on behalf of the Tenant or the Operating Subtenants on the Properties subject to the Master Lease may attach to, and constitute liens on, our interests in those properties.

Competition

We will compete for real property investments with other REITs, investment companies, private equity and hedge fund investors, sovereign funds, lenders, gaming companies and other investors. In addition, revenues from our properties will be dependent on the ability of our tenants and operators to compete with other gaming operators. The operators of our properties compete on a local and regional basis for customers. The gaming industry is characterized by a high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, emerging varieties of Internet gaming and other forms of gaming in the U.S.

As a landlord, we compete in the real estate market with numerous developers and owners of properties. Some of our competitors are significantly larger, have greater financial resources and lower costs of capital than we have, have greater economies of scale and have greater name recognition than we do. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends. See “Risk Factors—Risks Related to Our Business and Operations—Our pursuit of investments in, and acquisitions or development of, additional properties (including our acquisition of the ROFO Properties) may be unsuccessful or fail to meet our expectations.”

Employees

We will be managed by an executive management team following the initial public offering. See “Management of MGP.” MGP will not employ any individuals. However, the Operating Partnership will employ certain individuals who will be dedicated to providing services to us.

Regulation

The ownership, operation, and management of gaming facilities are subject to pervasive regulation. Gaming laws are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws also may be designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the gaming industry meet certain standards of character and fitness. In addition, gaming laws require gaming industry participants to:

•	ensure that unsuitable individuals and organizations have no role in gaming operations;

•	establish procedures designed to prevent cheating and fraudulent practices;

•	establish and maintain responsible accounting practices and procedures;

•	maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•	maintain systems for reliable record keeping;

•	file periodic reports with gaming regulators;

•	ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arms-length transactions; and

•	establish programs to promote responsible gaming.

As the indirect parent to the Landlord pursuant to the Master Lease, we, in addition to our Tenant, may be subject to these regulations in certain jurisdictions.

Insurance

We will require our Tenant to have specified liability, fire, flood, extended coverage and rental loss insurance with respect to our Properties subject to limits on coverage and other terms set forth in the Master Lease. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of coverage and industry practice; however, such insurance coverage may not be sufficient to fully cover our losses.

Legal Proceedings

Pursuant to the Master Contribution Agreement, any liability arising from or relating to legal proceedings involving the businesses and operations located at MGM’s real property holdings prior to this offering will be retained by MGM and MGM will indemnify us (and our subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses we may incur arising from or relating to such legal proceedings. MGM is currently a party to various legal actions and administrative proceedings and is subject to various claims arising in the ordinary course of its business. There can be no assurance that MGM will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from MGM any amounts for which we are held liable, we may be temporarily required to bear these losses.

Environmental Matters

Our properties will be subject to environmental laws regulating, among other things, air emissions, wastewater discharges and the handling and disposal of wastes, including medical wastes. Certain of the properties we will own utilize above or underground storage tanks to store heating oil for use at the properties. Other properties were built during the time that asbestos-containing building materials were routinely installed in residential and commercial structures. The Master Lease obligates the Tenant to comply with applicable environmental laws and to indemnify us if its noncompliance results in losses or claims against us, and we expect that any future leases will include the same provisions for other operators. An operator’s failure to comply could result in fines and penalties or the requirement to undertake corrective actions which may result in significant costs to the operator and thus adversely affect their ability to meet their obligations to us.

Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at, or emanating from, such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases. Certain of these laws have been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. We also may be liable under certain of these laws for damage that occurred prior to our ownership of a property or at a site where we sent wastes for disposal. The failure to properly remediate a property may also adversely affect our ability to lease, sell or rent the property or to borrow funds using the property as collateral.

In connection with the ownership of our current properties and any properties that we may acquire in the future, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. In order to assess the potential for such liability, MGM has typically engaged (and we would expect in the future to typically engage) a consultant to conduct a limited environmental assessment of each property prior to acquisition and oversee our properties in accordance with environmental laws. We are not aware of any environmental issues that are expected to have a material impact on the operations of any of our properties.

Pursuant to the Master Lease, any liability arising from or relating to environmental liabilities arising from the businesses and operations located at MGM’s real property holdings prior to this offering will be retained by the Tenant and the Tenant will indemnify us (and our subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such environmental liabilities. There can be no assurance that the Tenant will be able to fully satisfy its indemnification obligations, or that MGM will be able to fully satisfy its obligations pursuant to its guarantee. Moreover, even if we ultimately succeed in recovering from the Tenant or MGM any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from the Tenant or MGM.

MANAGEMENT OF MGP

Executive Officers

The following table sets forth information regarding the persons who are currently expected to serve as our executive officers upon completion of this offering:

Name	Age	Position(s)

James C. Stewart	50	Chief Executive Officer

Andy H. Chien	40	Chief Financial Officer

James C. Stewart has been employed by MGM since January 2016, and will become an employee of the Operating Partnership upon completion of this offering, at which time he will commence service as Chief Executive Officer of the Operating Partnership and its parent entity, MGP. Prior to joining us, Mr. Stewart served as a Managing Director of Greenhill & Co., Inc. from 2009 to 2015, during which time he founded their Los Angeles Office and was responsible for the Gaming, Lodging and Leisure sector. From 2006 to 2009, Mr. Stewart was a Managing Director of UBS Investment Bank and served as Co-Head of the Los Angeles Office and was responsible for the Gaming and Leisure sector. Mr. Stewart worked in Morgan Stanley’s New York and Los Angeles offices from 1992 to 2005, advising on a number of significant gaming industry, real estate and other transactions and rising from Associate to Managing Director. Mr. Stewart started his career as a financial analyst at Salomon Brothers Inc. from 1988 to 1990. Mr. Stewart earned his Master of Business Administration with distinction from the Tuck School of Business at Dartmouth College, where he was named an Amos Tuck Scholar, and his Bachelor of Commerce from the University of Calgary.

Andy H. Chien has been employed by MGM since January 2016, and will become an employee of the Operating Partnership upon completion of this offering, at which time he will commence service as Chief Financial Officer of the Operating Partnership and its parent entity, MGP. Mr. Chien has over 13 years of experience in strategic and financial analysis across debt, equity and mergers and acquisitions for REITs and gaming, lodging and leisure companies. Prior to joining us, Mr. Chien worked at Greenhill & Co., Inc. from 2009 to 2016, most recently serving as a Managing Director. Prior to that, Mr. Chien served as a Director at UBS Investment Bank in Los Angeles, where he worked from 2004 to 2009 and was focused on real estate, gaming, lodging and leisure. Mr. Chien’s previous experience includes various roles at Citigroup/Salomon Smith Barney, Commerce One and Intel Corporation. Mr. Chien earned his Master of Business Administration from the Anderson School at UCLA, and his Bachelor of Science in Engineering, summa cum laude, from the University of Michigan.

Directors

The following table sets forth information regarding the persons who are currently expected to serve as our directors upon completion of this offering:

Name	Age	Position

James J. Murren	54	Chairman of the Board

Michael J. Rietbrock	48	Director

Thomas A. Roberts	69	Director

Daniel J. Taylor	59	Director

Elisa C. Gois	46	Director

William J. Hornbuckle	58	Director

John M. McManus	48	Director

James J. Murren has been our director since March 2016. Mr. Murren has also been the Chairman and Chief Executive Officer of MGM since December 2008 and served as President from December 1999 to December 2012 and Chief Operating Officer from August 2007 through December 2008. He was also MGM’s Chief Financial Officer from January 1998 to August 2007 and Treasurer from November 2001 to August 2007. Prior to joining MGM, Mr. Murren worked in the financial industry for more than 10 years, serving as Managing Director and Co-Director of Research for Deutsche Morgan Grenfell and Director of Research and Managing Director for Deutsche Bank. Mr. Murren received a Bachelor of Arts degree in Art History and Urban Studies from Trinity College. He is a Chartered Financial Analyst. Mr. Murren was selected to our board of directors because of his leadership, finance, industry and public company directorship experience.

Michael Rietbrock has been our director since March 2016. Mr. Rietbrock was Managing Director and the Head of Global Equity Research and Co-Head of U.S. Equities at Nomura Securities from March 2010 to October 2015. He previously served as Managing Director and the Head of U.S. Equity Research at Bank of America Securities from May 2008 to March 2010, where he managed its acquisition of and integration with Merrill Lynch. Prior to joining Bank of America, Mr. Rietbrock was a Portfolio Manager at Caxton Associates, where he managed a portfolio of real estate, gaming, and lodging securities. Mr. Rietbrock began his career at Citigroup, where he served for more than 15 years. Mr. Rietbrock serves on the Board of Trustees of the Ideal School of Manhattan. He graduated from Harvard College with a degree in Economics. Mr. Rietbrock was selected to our board of directors because of his extensive financial experience, particularly in the real estate, gaming and lodging sectors.

Thomas Roberts has been our director since March 2016. Mr. Roberts is currently a strategic advisor and corporate governance consultant. From 1992 to December 2014 he was a Senior Partner at Weil, Gotshal & Manges LLP, where he held numerous senior management and board-level positions, including as one of the leaders responsible for the firm’s strategic redirection and globalization. Mr. Roberts’ practice primarily involved domestic and cross-border mergers, acquisitions, divestitures, contested takeovers, as well as advising boards generally on strategic matters, including matters involving REITs. Mr. Roberts was named “Dealmaker of the Year” by The American Lawyer in 2001 and 2012. He has a Bachelor of Arts and Juris Doctor from Georgetown University. Mr. Roberts was selected to our board of directors because of his significant legal, corporate governance and financial experience, particularly in connection with complex financial transactions.

Daniel J. Taylor has been our director since March 2016. He has also been an Executive of Tracinda Corporation, a privately held investment firm, since 2007. Mr. Taylor has served as the Non-Executive Chairman of the Board of Directors of Light Efficient Design, a division of TADD LLC since July 2014, a manufacturer and distributor of LED lighting products, primarily for the retrofit market. He was President of Metro-Goldwyn-Mayer Inc. (“MGM Studios”) from April 2005 to January 2006 and Senior Executive Vice President and Chief Financial Officer of MGM Studios from June 1998 to April 2005. Mr. Taylor also served as an Executive of Tracinda Corporation from 1991 to 1997 and was Vice President – Taxes at MGM/UA Communications Co., the predecessor company of MGM Studios, from 1985 to 1991. He served as a Tax Manager specializing in the entertainment and gaming practice at Arthur Andersen & Co. from 1978 to 1985. Mr. Taylor graduated from Central Michigan University with a Bachelor of Science degree in Business Administration. Mr. Taylor was selected to our board of directors because of his extensive leadership, finance and public company directorship experience.

Elisa Gois has been our director since March 2016. Ms. Gois has served as the Chief Analytics Officer and Senior Vice President of Enterprise Analytics at MGM since October 2015. Prior to joining MGM, she served as Senior Vice President of Global Business Strategy & Analytics for 17 years at Host Hotels & Resorts. Ms. Gois received a Masters from the University of Maryland and a Bachelor of Science degree from Towson State University. Additionally, she has participated in numerous continuing education programs at Harvard Business School, New York University, Cornell University, and other institutions. Ms. Gois was selected to our board of directors because she brings knowledge and experience in strategic planning, real estate valuation, operations analysis and leadership skills.

William J. Hornbuckle has been our director since March 2016. Mr. Hornbuckle has also been the President of MGM since December 2012. In this capacity, one of his main roles is to serve as the Company’s Chief Construction Design and Development Officer. From August 2009 to August 2014, he also held the position of Chief Marketing Officer. From April 2005 to August 2009, Mr. Hornbuckle served as President and Chief Operating Officer of Mandalay Bay Resort & Casino in Las Vegas. He previously served as President and Chief Operating Officer of MGM MIRAGE-Europe, where he worked on the development of the company’s gaming operations in the United Kingdom. He also served as President and Chief Operating Officer of MGM Grand Hotel & Casino and of Caesars Palace, Las Vegas. He spent the majority of his earlier career with Mirage Resorts Inc. in various senior management positions, including the Vice President of Hotel Operations of Golden Nugget, the Vice President of Hotel Operations of the Mirage, the President of Laughlin, the Executive Vice President and Chief Operating Officer of Treasure Island and the Executive Vice President of Operations of MGM Grand, from 1986 to 1998. He obtained a Bachelor’s degree in hotel administration from the University of Nevada, Las Vegas. Mr. Hornbuckle was selected to our board of directors because he brings extensive management experience and understanding of the gaming industry.

John M. McManus has been our director since March 2016. Mr. McManus has also been the Executive Vice President, General Counsel and Secretary of MGM Resorts since July 2010. He served as Senior Vice President, Acting General Counsel and Secretary from December 2009 to July 2010, as Senior Vice President, Deputy General Counsel and Assistant Secretary from September 2009 to December 2009 and as Senior Vice President, Assistant General Counsel and Assistant Secretary from July 2008 to September 2009. Mr. McManus also served as Vice President and General Counsel for CityCenter’s residential and retail divisions from January 2006 to July 2008. Mr. McManus received a Bachelor of Arts degree from Vanderbilt University and a Juris Doctor degree from University of Miami. Mr. McManus was selected to our board of directors because of his substantial experience and knowledge of gaming regulations.

Director Independence and the “Controlled Company” Exemptions

Upon the completion of this offering, MGM will continue to own our Class B share, representing more than 50% of the voting power for the election of directors, and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we intend to rely on certain exemptions from the NYSE corporate governance standards, and as a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. Upon the completion of the offering, we will remain subject to the requirement that we have an audit committee, and we will, by the dates required by the transition provisions of the NYSE corporate governance standards, have the requisite number of audit committee members meeting the independence requirements applicable to audit committee members under those standards. As permitted under the NYSE corporate governance standards, we expect that less than a majority of our board of directors will consist of independent directors, and we will not have a compensation committee or a nominating and governance committee.

We expect our board of directors to determine that two of its director nominees, Michael Rietbrock and Thomas Roberts, will be “independent directors” at the close of this offering, and we expect one additional independent director to be nominated within a year after the close of this offering under the NYSE corporate governance standards. In considering the independence of Mr. Roberts, we expect that our board of directors will consider that we and MGM receive legal services from Weil, Gotshal & Manges LLP. Mr. Roberts retired from the law firm on December 31, 2014 and receives a pension and retirement benefits but does not participate in the firm’s profits consistent with the treatment of all other retired partners. Once we no longer qualify as a “controlled company” within the meaning of the NYSE corporate governance standards, we will be required, in accordance with the transition provisions of these standards, to have both a compensation committee and a nominating and governance committee. By the dates required by the transition provisions of the NYSE corporate governance standards, we expect to have the requisite number of independent directors on each of these committees.

Committees of the Board of Directors

Upon completion of this offering, we expect that our board of directors will appoint an audit committee. A more detailed description of the purpose, composition and duties of the audit committee will be contained in the committee’s charter, which will be available on our website at www.mgmgrowthproperties.com upon completion of the offering. Further, a majority of our board of directors may, from time to time, direct that a conflicts committee be formed to evaluate certain transactions and resolutions of conflicts of interest. We expect that our board of directors will perform the functions of a nominating and governance committee and a compensation committee.

Audit Committee

The audit committee will assist our board of directors in fulfilling its responsibility to oversee, among other matters, the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, and the performance of our internal audit function and independent auditors.

Upon completion of this offering, the members of our audit committee will be Messrs. Rietbrock and Roberts. We expect our board of directors to determine that Messrs. Rietbrock and Roberts are financially literate under the NYSE corporate governance standards and that at least one of them will qualify as an “audit committee financial expert” as defined under the applicable Securities and Exchange Commission (the “SEC”) rules. We also expect our board to determine that Messrs. Rietbrock and Roberts meet the independence requirements applicable to audit committee members under the NYSE corporate governance standards and the applicable SEC rules. By the dates required by the transition provisions of the NYSE corporate governance standards and the applicable SEC rules, we will have the requisite number of audit committee members meeting the independence requirements applicable to audit committee members under these standards and rules and the financial literacy requirements.

Conflicts Committee

A majority of our board of directors may, but is not required to, from time to time, direct that a conflicts committee be formed to evaluate specific matters that the board believes may involve conflicts of interest and determines to submit to a conflicts committee to review. Members of such conflicts committees must meet the independence standards established by the NYSE and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to serve on an audit committee of a board of directors, along with other requirements in our operating agreement. In addition, the members of our conflicts committee may not own any interest in MGM (other than shares of MGM common stock with an aggregate value of up to 1% of such member’s net worth as of the date of determination (as determined by our board of directors in good faith)). Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and not a breach by our board of directors of any duties it may owe us or our shareholders.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee or any other board committee performing an equivalent function. Decisions regarding the compensation of our executive officers were made by MGM prior to this offering.

DIRECTOR COMPENSATION

MGP plans to adopt the MGP Non-Employee Director Compensation Program (the “MGP Director Compensation Program”). Board members who are employees of MGP will not receive compensation for their service on the board.

Under the MGP Director Compensation Program, non-employee director compensation is expected to be structured as follows, with cash retainers paid in quarterly installments and equity generally issued following the annual shareholder meeting:

Annual Board Cash Retainer	$70,000
Committee Member Retainer	$10,000 for Audit Committee
Additional Annual Cash Retainer for Lead Independent Director	$30,000
Additional Annual Cash Retainer for chair of Audit Committee	$17,500
Annual Equity	$90,000 in RSUs, vesting at the earlier of the first anniversary of grant or the next annual meeting
Deferred Compensation Plan	Cash retainers and RSU awards may be voluntarily deferred for later payment
Share Ownership Guidelines/Retention Requirements	Ownership guideline equal to 3x the annual board cash retainer, with a 5-year compliance period from initial election to the board.

Share Ownership Guidelines under the MGP Director Compensation Program will provide both that (i) 50% of net after-tax shares received upon RSU vesting must be retained until the guideline is met and (ii) shares held in trust, retirement or deferred compensation accounts, and RSUs count toward the ownership guideline.

Each director who is not an employee of MGP will be reimbursed for all reasonable expenses incurred in attending meetings of the Board and any committees on which he or she serves.

EXECUTIVE COMPENSATION

We are an “emerging growth company,” as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to reduced narrative and tabular disclosure obligations regarding executive compensation including the requirement to include a Compensation Discussion and Analysis.

This section presents information concerning compensation arrangements for the persons who we expect will be our named executive officers following the Formation Transactions, to the extent that they have been identified. On April 5, 2016, the Operating Partnership entered into employment agreements with Mr. James C. Stewart and Mr. Andy H. Chien pursuant to which they will commence employment as Chief Executive Officer and Chief Financial Officer, respectively, of the Operating Partnership and its parent entity, MGP, upon the completion of this offering. No historical compensation information is presented with respect to these individuals because they were not previously employees of MGP. With respect to the compensation of Messrs. Stewart and Chien following the Formation Transactions, we have presented information below under “MGP Compensation Programs Following the Formation Transactions.” Included in that information is a description of each of their employment agreements.

Additional information about our expected named executive officers following completion of the Formation Transaction is set forth in “Management.”

MGP Compensation Programs Following the Formation Transactions

Stewart Employment Agreement

On April 5, 2016, the Operating Partnership entered into an employment agreement with Mr. Stewart pursuant to which he will commence employment as Chief Executive Officer of MGP and the Operating Partnership upon the completion of this offering. Mr. Stewart’s employment agreement provides for a three-year term of employment commencing on the closing of this offering. MGM is also party to this agreement for the limited purpose of terminating Mr. Stewart’s prior employment agreement with MGM.

Mr. Stewart’s employment agreement provides a minimum annual base salary of $800,000. Per Mr. Stewart’s employment agreement, his annual target bonus, as determined under MGP’s Annual Performance-Based Incentive Plan, will be equal to 100% of his base salary. Mr. Stewart’s employment agreement also provides Mr. Stewart with certain other benefits and perquisites, which are discussed in detail in his employment agreement.

In the event of a termination of Mr. Stewart’s employment as the result of his death or a termination by the Operating Partnership due to disability, the Operating Partnership will pay Mr. Stewart three months’ salary payable at regular payroll intervals (less any payments received from an employer-paid short term disability policy).

In the event of a termination by the Operating Partnership for no cause or by Mr. Stewart for good cause prior to the end of the term of the Mr. Stewart’s employment agreement, Mr. Stewart will receive (i) an amount equal to his annual base salary plus his target bonus amount, payable in 12 monthly installments; (ii) any earned but unpaid discretionary bonus due to him; and (iii) a payment equal to 1.5 times the cost of COBRA for a coverage period of 12 months, payable in 12 monthly installments. If the Operating Partnership terminates Mr. Stewart for no cause after the end of the term of his employment agreement (at which time he would be treated as an at-will employee of the Operating Partnership), Mr. Stewart will receive a lump sum payment equal to the greater of (i) 26 weeks’ base salary or (ii) two times the amount he would otherwise receive under the Operating Partnership’s then-effective discretionary severance policy. Any such severance payments will be subject to applicable taxes and Mr. Stewart’s execution and non-revocation of a general release of claims.

Mr. Stewart’s employment agreement also contains non-compete and non-solicit covenants generally prohibiting Mr. Stewart from providing services to a competitor or soliciting employees or business contacts for 12 months following his termination of employment or for 12 months following the term of the Employment Agreement. In addition, the Employment Agreement mandates that Mr. Stewart’s confidentiality obligations continue even after his termination of employment.

Chien Employment Agreement

On April 5, 2016, the Operating Partnership entered into an employment agreement with Mr. Chien pursuant to which he will commence employment as Chief Financial Officer of MGP and the Operating Partnership upon the completion of this offering. Mr. Chien’s employment agreement provides for a three-year term of employment commencing on the closing of this offering. MGM is also party to this agreement for the limited purpose of terminating Mr. Chien’s prior employment agreement with MGM.

Mr. Chien’s employment agreement provides a minimum annual base salary of $400,000. Per Mr. Chien’s employment agreement, his annual target bonus, as determined under MGP’s Annual Performance-Based Incentive Plan, will be equal to 50% of his base salary. Mr. Chien’s employment agreement also provides Mr. Chien with certain other benefits and perquisites, which are discussed in detail in his employment agreement.

In the event of a termination of Mr. Chien’s employment as the result of his death or a termination by the Operating Partnership due to disability, the Operating Partnership will pay Mr. Chien three months’ salary payable at regular payroll intervals (less any payments received from an employer-paid short term disability policy).

In the event of a termination by the Operating Partnership for no cause or by Mr. Chien for good cause prior to the end of the term of the Mr. Chien’s employment agreement, Mr. Chien will receive (i) an amount equal to his annual base salary plus his target bonus amount, payable in 12 monthly installments; (ii) any earned but unpaid discretionary bonus due to him; and (iii) a payment equal to 1.5 times the cost of COBRA for a coverage period of 12 months, payable in 12 monthly installments. If the Operating Partnership terminates Mr. Chien for no cause after the end of the term of his employment agreement (at which time he would be treated as an at-will employee of the Operating Partnership), Mr. Chien will receive a lump sum payment equal to the greater of (i) 26 weeks’ base salary or (ii) two times the amount he would otherwise receive under the Operating Partnership’s then-effective discretionary severance policy. Any such severance payments will be subject to applicable taxes and Mr. Chien’s execution and non-revocation of a general release of claims.

Mr. Chien’s employment agreement also contains non-compete and non-solicit covenants generally prohibiting Mr. Chien from providing services to a competitor or soliciting employees or business contacts for 12 months following his termination of employment or for 12 months following the term of the Employment Agreement. In addition, the Employment Agreement mandates that Mr. Chien’s confidentiality obligations continue even after his termination of employment.

2016 Omnibus Incentive Plan.

Purpose. MGP expects to adopt a 2016 Omnibus Incentive Plan (the “2016 Plan”) which allows for the grant of share options (“Options”), share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), performance shares, performance share units (“PSUs”) and other share-based awards to eligible individuals. The 2016 Plan is designed to advance the interests of MGP and its shareholders by providing key management employees, non-employee directors and other eligible participants of MGP and our affiliates with innovative financial incentives, through share and performance based awards, to: align participants’ interests with the interests of MGP’s shareholders in the long-term success of MGP; provide management with an equity ownership in MGP tied to MGP’s performance; attract, motivate and retain key employees and non-employee directors; and provide incentive to management for continuous employment.

Effective Date and Term. The 2016 Plan will be effective immediately prior to the closing date of this offering, and will continue in effect until the earlier of the date that all Class A shares reserved for issuance have been awarded or the expiration of the ten-year term of the 2016 Plan.

Administration and Eligibility. MGP’s board of directors will administer the 2016 Plan. Among other powers, the board will have full and exclusive power to: interpret the terms and the intent of the 2016 Plan and any award agreement; determine eligibility for awards; determine award recipients; establish the amount and type of award; determine the fair market value of Class A shares; determine the terms and conditions of awards; grant awards; and make all other determinations relating to the 2016 Plan.

Our board may delegate to a committee comprising one or more of its members, or to one or more of its officers, agents or advisors or to one or more officers of MGP, its subsidiaries or affiliates, all or any number of its administrative or other duties or powers under the 2016 Plan as it may deem advisable.

All directors and employees of MGP and our affiliates are eligible to participate in the 2016 Plan, in each case, to the extent permissible under Form S-8 under the Securities Act of 1933, as amended from time to time. Subject to the provisions of the 2016 Plan, the board has the authority to select from all eligible individuals those to whom awards are granted and to determine the nature and amount of each award. In the case of awards to eligible individuals providing services to our affiliates, our board must determine (i) that such individuals have provided or are expected to provide services to MGP, and (ii) in the case of awards of Options, that the shares subject thereto qualify as “service recipient stock” for U.S. federal tax purposes.

Types of Awards

General. The 2016 Plan permits the board, in its sole discretion, to grant various forms of incentive awards. The board has the power to grant Options, SARs, restricted shares, RSUs, performance shares, PSUs and other share-based awards. Each award will be reflected in an agreement between MGP and the participant, will be subject to the applicable terms and conditions of the 2016 Plan and may also be subject to other terms and conditions consistent with the 2016 Plan that the board deems appropriate, including accelerated vesting or settlement in the event of a participant’s death, disability or termination of employment. The provisions of the various agreements entered into under the 2016 Plan do not need to be identical.

Share Options. Options allow the participant to buy a certain number of Class A shares at an exercise price equal to at least the fair market value (as determined by the board) on the date the Option is granted. The maximum term of an Option is ten years.

Share Appreciation Rights. SARs entitle the participant to receive a payment equal to an amount determined by multiplying (a) the excess of the fair market value of a Class A share on the date of exercise over the Grant Price (as defined in the 2016 Plan), less applicable tax withholding; by (b) the number of Class A shares with respect to which the SAR is exercised. SARs may be free standing or granted in tandem with an Option. The payment upon SAR exercise shall be in cash or Class A shares. The board will determine the term of any SAR granted, provided that no SAR, including an SAR issued in tandem with an Option, may be exercised after the tenth anniversary of its grant date.

Restricted Shares and RSUs. An award of restricted shares involves the immediate transfer by MGP to the participant of a specific number of shares which are subject to a risk of forfeiture and a restriction on transferability. This restriction will lapse following a stated period of time, upon attainment of specified performance targets or some combination of the foregoing. A holder of restricted shares may have all of the rights of a holder of Class A shares (except for the restriction on transferability) and will have the right to receive dividends in cash or other property or distribution rights in respect of their restricted shares, to the extent made available under the terms of the awards granting the restricted shares, and may be granted the right to exercise full voting rights with respect to those shares during certain periods. RSUs are similar to restricted shares except no shares are issued. In addition, holders of RSUs will have no voting rights, but may be entitled, if so determined by the board, to receive dividend equivalents, which entitle the holder to be credited with an amount equal to all cash dividends paid on the shares underlying RSUs while the units are outstanding and which are converted into additional RSUs.

Performance Awards. The board may grant performance awards in the form of performance shares or PSUs and will set the specific terms of any such award. The board will set the initial value of each performance unit at the time of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant, as determined by the board. The board will set performance goals which, depending on the extent to which they are met, will determine the value and/or the number of PSUs/shares to be paid to the participant. Holders of performance share awards will have voting rights only upon issuance of the underlying shares. The board may grant holders of performance share awards the right to receive dividend equivalents, which may be paid currently or accumulated and paid to the extent that performance shares become non-forfeitable, as determined by the board. Dividend equivalents may be settled in cash, shares or a combination of both. Notwithstanding the foregoing, dividend equivalents that relate to awards that vest in whole or in part subject to performance goals or conditions will, to the extent made available under the terms of the award, be subject to the same performance goals or conditions as the underlying award. Holders of PSUs will have no voting rights or dividend rights associated with those awards.

Other Share-Based Awards. The board may also grant other types of share-based awards, including the grant or offer for sale of unrestricted Class A shares. The terms of any such award will be at the discretion of the board, subject to the terms of the 2016 Plan.

Class A Shares Available for Awards; Maximum Awards. A maximum of 2,500,000 Class A shares will be available for issuance to participants under the 2016 Plan. The maximum number of shares for which a combination of Options and/or SAR awards may be granted to a participant in any one year is 750,000 Class A shares. The maximum aggregate grant for awards of any combination of restricted shares, RSUs, PSUs, performance shares and/or other share-based awards that may be granted to a participant in any one year is 750,000 Class A shares. In addition, the maximum aggregate grant in any one plan year to any one participant who is a non-employee director may have an aggregate grant date fair market value (as determined for financial reporting purposes) of no more than $600,000, and the aggregate value of all compensation paid to such a director in a single year may not exceed $600,000.

Adjustments for Corporate Changes. In the event of a recapitalization, reclassification or other specified event, including an extraordinary dividend, affecting MGP or shares of Class A shares, the board shall make appropriate and proportionate adjustments in the number and kind of shares that may be issued under the 2016 Plan, as well as other maximum limitations under the 2016 Plan, and the number and kind of shares or other rights and prices under outstanding awards.

Performance Measures. The 2016 Plan provides that, with respect to certain awards, the board may make the degree of payout and/or vesting dependent upon the attainment of certain performance measures set forth in the 2016 Plan. Performance goals with respect to awards intended to qualify as performance based compensation may include the following performance measures: market share; gross revenue; pretax operating income; net earnings or net income (before or after taxes); earnings per share (or other equity interest); net sales or revenue growth; net operating profit; return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment); EBITDA; gross or operating margins; productivity or productivity ratios; cost reductions and savings; share (or other equity) price (including, but not limited to, growth measures); consummation of debt and equity offerings; equity capital raised; expense targets; margins; operating efficiency; market share; customer satisfaction; working capital targets; economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital); total shareholder return (TSR); actual or adjusted funds from operations (FFO or AFFO); actual or adjusted funds from acquisitions (FFA or AFFA); and such other business and/or personal criteria as may be deemed appropriate by the board.

Performance measures may be used to measure the performance of MGP, any of our affiliates or operating units or any combination of the foregoing, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to a previous year’s result as the board may deem appropriate or any of the above performance measures as compared to the performance of a group of comparator companies, or published or special index that the board in its sole discretion deems appropriate. The board may also select the performance measure of MGP’s share (or other equity) price (including, but not limited to, growth measures) as compared to various stock market indices. The board may also accelerate the vesting of an award based on the achievement of performance goals. The board may provide in any award that an evaluation of performance may include or exclude, and may adjust the performance goals (including to prorate goals and payments for a partial performance period) in the event of, any of the following events during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results, any reorganization and restructuring programs, extraordinary nonrecurring items as described in applicable accounting provisions and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year, other nonrecurring events such as mergers, acquisitions, reorganizations, spinoffs or divestitures, foreign exchange gains and losses, financing transactions and such other occurrences as may be deemed appropriate by the board.

Tax Withholding. To the extent that a participant incurs any tax liability in connection with the exercise or receipt of an award under the 2016 Plan, MGP has the right to deduct or withhold, or to require the participant to pay to MGP, the minimum statutory amount to satisfy federal, state and local tax withholding obligations, or such other rate as may be approved without adverse accounting consequences. In addition, the board may allow the participant to satisfy the withholding obligation by allowing MGP to withhold a portion of the shares to be issued to the participant. Those shares would be available for future awards under the 2016 Plan.

Transferability. All awards under the 2016 Plan are nontransferable other than by will or the laws of descent and distribution, provided that the board may, in its sole discretion, permit transferability to a family member or family trust, foundation or other entity, on a general or specific basis. Unless otherwise provided in the award agreement, awards granted under the 2016 Plan may be exercised only by the participant during the participant’s lifetime.

Amendment and Termination. The board may, at any time and from time to time and in any respect, amend or modify the 2016 Plan. In addition, the exercise price of an outstanding Option or the grant price of an outstanding SAR award under the 2016 Plan may not be reduced without the prior approval of the shareholders; at any time when the exercise price of outstanding Options or the grant price of outstanding SARs is above the fair market value of a share, no alteration, amendment or modification shall provide that any such outstanding Option or SAR be cancelled and regranted or exchanged for either cash or a new Award with a lower (or no) exercise price or grant price; and no other action shall be taken with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Class A shares are listed. No material amendment of the 2016 Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule. The board may amend the 2016 Plan or any award agreement, which amendment may be retroactive, in order to conform it to any present or future law, regulation or ruling relating to plans of this or similar nature. No amendment or modification of the 2016 Plan or any award agreement may adversely affect in any material way any outstanding award without the written consent of the participant holding the award.

In connection with this offering, we expect to make awards of RSUs and of PSUs under the 2016 Plan to our named executive officers in an amount to be determined by the offering price per share of our Class A shares in this offering.

Each award of RSUs to our named executive officers vests ratably over each of the first four anniversaries of grant subject to continued employment through each vesting date. However, if employment is terminated by the named executive officer’s employer without employer’s good cause (as defined in the applicable employment agreement) or by the named executive officer with employee’s good cause (as defined in the applicable employment agreement), then the portion of the award that would have vested in the next 12 months will accelerate and vest. The RSUs are granted together with dividend equivalent rights that are subject to the same vesting and forfeiture terms as the underlying RSUs. Vested awards and associated dividend equivalent rights are paid in shares, less applicable withholding, within 30 days following the vesting date. However, fractional shares are paid in cash.

Each award of PSUs to our named executive officers is eligible to vest on the earlier of the third anniversary of the date of grant and the date of a change of control (as defined in the applicable award agreement) based on the Company’s TSR over the performance period relative to a select group of the Company’s peers, and subject to the named executive officer’s continued employment through the last day of the performance period. Depending on MGP’s relative TSR at the end of the performance period, anywhere from 0% to 160% of the target award may vest. The PSUs are granted together with dividend equivalent rights that are subject to the same vesting and forfeiture terms as the underlying PSUs. Vested awards and associated dividend equivalent rights are paid in shares, less applicable withholding, within 30 days following the last day of the performance period. However, fractional shares are paid in cash.

In connection with this offering, we also expect to make awards of RSUs under the 2016 plan to MGP directors Michael Rietbrock, Thomas Roberts and Daniel Taylor, and to non-employee directors and certain employees of MGM in amounts to be determined by the offering price per share of our Class A shares in this offering. Awards to directors are eligible to vest on the earlier of the first anniversary of the date of grant and the first annual meeting of our shareholders following the date of grant (or the first annual meeting of MGM’s shareholders following June 1, 2016, in the case of awards to MGM directors), and awards to employees of MGM are eligible to vest on the first anniversary of the date of grant, in all cases, provided that the participant continues to provide services to MGP and its affiliates through the vesting date. The RSUs are granted together with dividend equivalent rights that are subject to the same vesting and forfeiture terms as the underlying RSUs. Vested awards and associated dividend equivalent rights are paid in shares, less applicable withholdings, within 30 days following the vesting date. However, fractional shares are paid in cash.

Annual Performance-Based Incentive Plan.

Purpose. The Operating Partnership has adopted the Annual Performance-Based Incentive Plan for Executive Officers (the “Incentive Plan”). The purpose of the Incentive Plan is to provide an incentive for superior performance and to motivate participating officers toward the highest levels of achievement and business results, to tie their goals and interests to those of the Operating Partnership, and, ultimately, MGP and its shareholders, and to enable the Operating Partnership to attract and retain highly qualified executive officers.

Eligibility. Employees of the Operating Partnership, including our named executive officers, are eligible to participate in the Incentive Plan. Each year, the Operating Partnership will designate which of its employees shall participate in the Incentive Plan.

Administration. The Incentive Plan currently is administered by the board of managers of the general partner of the Operating Partnership, which has full power and authority to administer and interpret the provisions of the Incentive Plan and to adopt such rules, regulations, agreements, guidelines and instruments for the administration of the Incentive Plan and for the conduct of its business as it deems necessary or advisable. The board of managers of the general partner of the Operating Partnership may delegate to a committee comprising one or more of its members all or any number of its administrative or other duties or powers under the Incentive Plan.

Performance Period. Generally, the performance period under the Incentive Plan shall be the fiscal year beginning on January 1 and ending on December 31. However, for 2016, the performance period shall be the short year commencing on the completion of this offering, and ending on December 31, 2016. Further, the board of managers of the general partner of the Operating Partnership may designate different performance periods under the Incentive Plan, which need not be identical for all participants.

Performance Goals. Generally, within the first 90 days of each performance period, the board of managers of the general partner of the Operating Partnership shall establish in writing, with respect to such performance period, (a) one or more performance goals, (b) a target objective or objectives with respect to such performance goals and (c) a formula or method for computing the amount of bonus compensation awardable to each participant if the performance goals are attained. Performance goals shall be based upon the achievement of performance measures specified by the board of managers of the general partner of the Operating Partnership, which performance measures include: market share; gross revenue; pretax operating income; net earnings or net income (before or after taxes); earnings per share (or other equity interest); net sales or revenue growth; net operating profit; return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment); EBITDA; gross or operating margins; productivity or productivity ratios; cost reductions and savings; share (or other equity) price (including, but not limited to, growth measures); consummation of debt and equity offerings; equity capital raised; expense targets; margins; operating efficiency; market share; customer satisfaction; working capital targets; economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital); total shareholder return (TSR); actual or adjusted funds from operations (FFO or AFFO); actual or adjusted funds from acquisitions (FFA or AFFA); and such other business and/or personal criteria as may be deemed appropriate by the board of managers of the general partner of the Operating Partnership.

The foregoing performance measures may be used to measure the performance of the Operating Partnership, any of its affiliates (including MGP) or operating units or any combination of the foregoing, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to a previous year’s result as the board of managers of the general partner of the Operating Partnership may deem appropriate, or any of the above performance measures as compared to the performance of a group of comparator companies, or published or special index that the board of managers of the general partner of the Operating Partnership, in its sole discretion, deems appropriate. The board of managers of the general partner of the Operating Partnership may also select the performance measure of share (or other equity) price (including, but not limited to, growth measures) as compared to various stock market indices. The board of managers of the general partner of the Operating Partnership may also accelerate the vesting of an award based on the achievement of performance goals. The board of managers of the general partner of the Operating Partnership may provide in any award that an evaluation of performance may include or exclude, and may adjust the performance goals (including to prorate goals and payments for a partial performance period) in the event of, any of the following events during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results, any reorganization and restructuring programs, extraordinary nonrecurring items as described in applicable accounting provisions and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year, other nonrecurring events such as mergers, acquisitions, reorganizations, spinoffs or divestitures, foreign exchange gains and losses, financing transactions and such other occurrences as may be deemed appropriate by the board of managers of the general partner of the Operating Partnership.

Maximum Award. The maximum bonus that any participant may be awarded for any plan year is $8,000,000.

Payment of Awards. Approved bonus awards shall generally be payable in cash or shares of MGP as soon as practicable during, and generally by March 15th of, the year following the year to which the bonus awards relate. The operating partnership intends for MGP to grant PSUs under the 2016 Plan in payment of the portion of any calculated bonus for a participant who is also a Section 16 officer of MGP that is in excess of such officer’s base salary (the “Bonus PSU Policy”). These PSUs are intended to contain terms similar to other PSUs granted under the 2016 Plan, but they will not be subject to forfeiture in the event of the officer’s termination. Depending on MGP’s absolute TSR on the third anniversary of the grant date (or, if earlier, a change of control), these PSUs may be settled with respect to anywhere from 0% to 160% of the target award. Awards that are otherwise payable to a participant who is not employed as of the last day of a performance period may be prorated or eliminated pursuant to rules established by the board of managers of the general partner of the Operating Partnership in accordance with the Incentive Plan.

Non-Transferability of Awards. Except as may be otherwise required by law, bonus awards under the Incentive Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary.

Amendment and Termination. The board of managers of the general partner of the Operating Partnership may amend or terminate the Incentive Plan in whole or in part at any time.

Change of Control Policy.

The Operating Partnership has adopted a Change of Control Policy for Executive Officers (the “Change of Control Policy”). The Change of Control Policy provides a uniform severance policy for the termination of an executive officer by the Operating Partnership without “good cause,” or by an executive officer with “good cause” (each term as set forth in the Change of Control Policy), within six months prior to, on or within 12 months following a change of control of either MGM or MGP, as set forth in the Change of Control Policy (a “Qualifying Termination”). The Change of Control Policy covers each of our named executive officers.

The benefits available under the Change of Control Policy to a covered executive officer in connection with a Qualifying Termination are as follows, provided that the covered executive officer delivers to the Company and does not revoke a general release in a form prescribed by the Company: (i) 2.0 times the sum of base salary and target bonus (subject to a $10 million cap in the case of our Chief Executive Officer, and a $4 million cap in the case of all other covered executive officers); and (ii) a lump-sum payment equal in value to 24 months of continued health and insurance benefits. In addition, any earned but unpaid prior-year annual bonus would remain payable. Severance benefits are subject to forfeiture and clawback in the event the covered executive officer breaches any post-employment restrictive covenants, and may be cut back to the extent they would otherwise be subject to Section 280G or 4999 of the Code.

Deferred Compensation Plan for Employees.

The Operating Partnership has adopted the MGM Growth Properties LLC Nonqualified Deferred Compensation Plan (the “DCP”). Under the DCP, our named executive officers may elect to defer up to 50% of their base salary and/or 75% of any non-salary cash compensation on a pre-tax basis and accumulate tax-deferred earnings on their accounts. The DCP allows participants to allocate their account balances among different measurement options, which are used as benchmarks for calculating amounts that are credited or debited to their account balances (for tax reasons, no ownership interest in the underlying funds is acquired). Subject to limitations imposed by applicable tax laws, participants may elect when to receive payment of their account balances under the DCP; payment may accelerate in connection with certain events, including death, disability, retirement and other termination of employment. Our named executive officers are also eligible to participate in MGM’s retirement savings plan qualified under Section 401(k) of the Internal Revenue Code.

Deferred Compensation Plan for Non-Employee Directors.

MGP has adopted the 2016 Deferred Compensation Plan for Non-Employee Directors (the “NED Plan”). Under the NED Plan, (1) our non-employee directors may elect to defer any fee income payable to them for their service on our board of directors, and (2) our non-employee directors and non-employee directors of our affiliates may elect to accumulate any RSUs that have been awarded under our 2016 Plan on a tax-deferred basis, in which case the pre-tax number of shares count toward the ownership guidelines. With respect to any RSUs deferred under the NED Plan, as well as any cash fees deferred under the NED Plan and allocated to our share fund in accordance with the following sentence, directors’ account balances will be deemed invested in deferred share units intended to mirror the performance of our Class A shares. With respect to any cash fees deferred under the NED Plan, directors may allocate their account balances among different measurement options, which are used as benchmarks for calculating amounts that are credited or debited to their account balances. Subject to limitations imposed by applicable tax laws, participants may elect when to receive payment of their account balances under the NED Plan, to begin within 90 days following the end of their service; payment may accelerate in connection with certain events, including death.

Clawback Policy.

MGP has adopted a Policy on Recovery of Incentive Compensation in Event of Financial Restatement (the “Clawback Policy”). Pursuant to the Clawback Policy, bonus and other incentive compensation paid to participants is subject to clawback (i.e., repayment to the Company) if (1) there is a restatement of our financial statements for a fiscal year with respect to which a bonus or other incentive compensation is paid within three years following such fiscal year, other than a restatement due to changes in accounting principles or applicable law or a restatement due to any required change in previously reported results solely as a result of a change in the form of the Company’s ownership interest in any subsidiary, affiliate or joint venture, and (2) the board determines that a participant received bonus or other incentive compensation for the applicable fiscal year in excess of that which would have been paid based on the restated financial results.

MGP SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 8, 2016, information with respect to the beneficial ownership of our shares before and after giving effect to this offering for (a) each person who is expected to be the beneficial owner of more than 5% of the outstanding shares immediately following the completion of this offering, (b) our directors, director nominees and named executive officers and (c) our directors, director nominees and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within, or restricted share units that will vest on or within, 60 days of April 8, 2016. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares shown that they beneficially own, subject to community property laws, where applicable. Unless otherwise indicated, the address of each named person is c/o 6385 S. Rainbow Blvd., Suite 500 Las Vegas, Nevada 89118.

Pro Forma Shares of MGP Beneficially Owned After the Offering(1)(2)(3)
	Class A Shares		Class B Shares
Name of Beneficial Owner	Number of Shares	Percent of Shares	Number of Shares	Percent of Shares	Percent Total Voting Power
Beneficial owners of more than 5% of our outstanding shares:

MGM Resorts International(4)	—	—	1	100	50.62

Directors, director nominees and named executive officers:

James C. Stewart	*	*	—	—	*
Andy H. Chien	*	*	—	—	*
James J. Murren	—	—	—	—	—
Michael J. Rietbrock	*	*	—	—	*
Thomas A. Roberts	*	*	—	—	*
Elisa C. Gois	—	—	—	—	—
William J. Hornbuckle	—	—	—	—	—
John M. McManus	—	—	—	—	—
Daniel J. Taylor	*	*	—	—	*
All directors, director nominees and executive officers as a group (nine persons)	*	*	—	—	*

*	Less than 1%.
(1)	Assumes 50,000,000 of our Class A shares and our single Class B share are outstanding immediately following this offering and that the underwriters do not exercise their overallotment option. In the event the underwriters exercise their overallotment option in full, MGM will beneficially own our single outstanding Class B share, representing a majority of the voting power of our outstanding shares, following the offering. The table does not reflect any shares that our directors and executive officers may purchase in this offering, including through the Reserved Share Program, as described under “Underwriting”.
(2)	Subject to the terms of the partnership agreement of the Operating Partnership, our Operating Partnership Units are redeemable for cash or, at the election of our conflicts committee on our behalf, exchangeable for our Class A shares on a one-for-one basis. Beneficial ownership of Class A shares reflected in the Class A Shares Beneficially Owned columns above reflects beneficial ownership of Operating Partnership Units exchangeable for Class A shares.

(3)	Following the Formation Transactions, MGM will beneficially own 76% of the Operating Partnership Units (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option) and will hold our single Class B share representing a majority of the total voting power of our shares. The Class B share holds no economic rights. If the holder of the Class B share and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%, the Class B share will not be entitled to any voting rights.
(4)	The address of MGM Resorts International is 3600 Las Vegas Boulevard South, Las Vegas, Nevada, 89109.

DESCRIPTION OF SHARES OF MGP

The following is a summary of some of the terms of the shares representing limited liability company interests in our company. Our operating agreement provides for the issuance of our Class A and a single Class B share, as well as certain terms of our shares. The summaries and descriptions below of some of the terms of our shares, our operating agreement and the Delaware LLC Act do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of our operating agreement and the Delaware LLC Act.

General

Our operating agreement will provide that, upon the closing of the offering, we will have three classes of shares authorized: Class A shares, which will be entitled to one vote per share, a single Class B share, which will be entitled to a number of votes representing a majority of the total outstanding voting power of our common shares and preferred shares. Our Class B share will not be publicly traded and our Class B shareholder is not entitled to an economic interest in MGP and, as a result, will not receive any distributions from MGP (although MGM will receive distributions from the Operating Partnership as a result of its indirect ownership of Operating Partnership Units). To the extent that the Class B share is entitled to majority voting power pursuant to our operating agreement, the Class B share may only be transferred (other than transfers to us, MGM or the holder of the Class B share’s controlled affiliates) if and to the extent that such transfer is approved by Special Approval by the conflicts committee, not to be unreasonably withheld. When determining whether to grant such approval, the conflicts committee must take into account the interests of our Class A shareholders and us ahead of the interests of the holder of the Class B share. The rights of these classes of shares are discussed in greater detail below. Our board of directors is authorized, without shareholder approval except as required by the listing standards of the NYSE, to issue additional Class A shares.

Immediately before the completion of this offering, we will amend and restate our operating agreement. Our operating agreement will provide that we may issue up to 1,000,000,000 Class A shares, one Class B share and 100,000,000 preferred shares. Immediately before the completion of this offering, 100 Class A shares were issued and outstanding, one Class B share was issued and outstanding and no preferred shares were issued and outstanding.

Immediately following the completion of this offering, 50,000,000 of our Class A shares will be issued and outstanding, one Class B share will be issued and outstanding, and no preferred shares will be issued and outstanding. Our single Class B share will be held by MGM. If the underwriters exercise their overallotment option in full, 57,500,000 Class A shares would be outstanding immediately after this offering.

Shares

Voting Rights

Subject to the restrictions contained in our operating agreement regarding the transfer and ownership of our Class A shares and except as may otherwise be specified in the terms of any class or series of shares, our Class A shareholders will be entitled to one vote per share and our Class B shareholder will be entitled to a number of votes representing a majority of the total outstanding voting power of our common shares. Specifically, the holder of our Class B share, in such holder’s capacity as a holder of the Class B share, will be entitled to a number of votes (rounded up to the nearest whole number) equal to the product of (x) the number of votes held by holders of Class A shares plus any other class of shares (other than the Class B share), in each case, outstanding as of any applicable record date, multiplied by (y) 1.025. If the holder of the Class B share and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%, the Class B share will not be entitled to any voting rights. Class A shareholders and the Class B shareholder will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law or our operating agreement. To the extent that the Class B share is entitled to majority voting power pursuant to our operating agreement, the Class B share may only be transferred (other than transfers to us, MGM or the holder of the Class B share’s controlled affiliates) if and to the extent that such transfer is approved by Special Approval by the conflicts committee, not to be unreasonably withheld. When determining whether to grant such approval, the conflicts committee must take into account the interests of our Class A shareholders and us ahead of the interests of the holder of the Class B share.

Our shareholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority of the voting power of the outstanding voting shares present in person or represented by proxy, voting together as a single class.

Distribution Rights

Subject to the preferential or other rights of any holders of preferred shares then outstanding, and subject to the restrictions contained in our operating agreement regarding the transfer and ownership of our shares, our Class A shareholders shall be entitled to receive any distributions that our board of directors may declare from, and will share ratably (based on the number of shares held) if and when any distribution is declared by our board of directors. Our Class B shareholder does not have any right to receive distributions.

Distributions consisting of shares or rights to acquire Class A shares shall be paid proportionally with respect to each outstanding Class A share.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding up, our Class A shareholders are entitled to a pro rata distribution of any assets available for distribution to shareholders, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding preferred shares. Our Class B shareholder does not have any right to receive a distribution upon a liquidation, dissolution or winding-up.

Conversion

Our Class A shares and Class B share are not convertible into any other class of shares.

Other Matters

None of our Class A shares or Class B share will have preemptive rights to purchase additional shares. Upon completion of this offering, all the outstanding shares will be validly issued, fully paid and non-assessable.

Registration Rights Agreement with MGM

We expect to enter into the Registration Rights Agreement with the operating and other subsidiaries of MGM that hold Operating Partnership Units. Pursuant to the Registration Rights Agreement, commencing on the first anniversary of the first day of the first full calendar month following the completion of this offering, MGM will have the right to require us to effect a registration statement to register the issuance and resale of Class A shares upon exchange of Operating Partnership Units beneficially owned by MGM. The Registration Rights Agreement will also provide for, among other things, demand registration rights and piggyback registration rights for the operating and other subsidiaries of MGM that hold Operating Partnership Units.

Preferred Shares

Our operating agreement will provide that our board of directors has the authority, without action by the shareholders, to designate and issue shares of preferred shares in one or more classes or series and to fix the rights, preferences, privileges and restrictions of each class or series of preferred shares, including distribution rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the shares. There will be no preferred shares outstanding immediately after the completion of this offering and the concurrent private placement. Any issuance of preferred shares could adversely affect the voting power of holders of shares, and the likelihood that the holders will receive distribution payments and distributions upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any preferred shares.

Operating Agreement

Organization and Duration

We were formed in Delaware on October 23, 2015, and will remain in existence unless dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by our board of directors, in its sole and absolute discretion, and that lawfully may be conducted by a limited liability company organized pursuant to the Delaware LLC Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Company pursuant to the agreements relating to such business activity; and (b) do anything necessary or appropriate in furtherance of the foregoing, including the making of capital contributions or loans to a subsidiary of the Company, except that such business shall be limited to and conducted in such a manner as to permit the Company at all times to be classified as a REIT for U.S. federal income tax purposes, unless the board of directors shall have determined pursuant to our operating agreement that it is no longer in the best interests of the Company to attempt to, or to continue to, qualify as a REIT.

Transfers and Issuances; Agreement to be Bound

Our operating agreement will provide that, by acceptance of the transfer of our shares in accordance with our operating agreement, including the acceptance of our shares in this offering, pursuant to a future issuance of shares or through an acquisition of shares, each transferee of, or other person acquiring, shares shall be admitted as a member with respect to the shares transferred or issued when such transfer, issuance or admission is reflected in our books and records and such member becomes the record holder of the shares transferred or issued. Each transferee of, or other person acquiring, a share will (with or without execution of our operating agreement by such person):

•	represent that the transferee has the capacity, power and authority to enter into our operating agreement;

•	automatically become bound by the terms and conditions of, and will be deemed to have agreed to become bound by, our operating agreement; and

•	make the consents, acknowledgements and waivers contained in our operating agreement.

A transferee will become a member of our limited liability company with respect to the transferred or issued shares automatically upon the recording of the transfer on our books and records, and such transferee shall become the record holder of the shares.

Under our operating agreement, in the event that a transfer agent has been appointed with respect to a class of shares, we will be entitled to recognize the applicable record holder of a share as the owner of such share and, accordingly, we will not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, regardless of whether we have notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any national securities exchange on which such shares are listed or admitted for trading. When a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing is acting as nominee, agent or in some other representative capacity for another person in acquiring and/or holding shares, as between us, on the one hand, and such other person, on the other hand, such representative person will be the record holder of such share and bound by our operating agreement and will have the rights and obligations of a shareholder thereunder as, and to the extent, provided therein.

Directors and Officers

Our operating agreement will provide that our business and affairs shall be managed by or under the direction of our board of directors, which shall have the power to appoint our officers.

Disclaimer of Fiduciary Duties

Our operating agreement will provide that our board of directors will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us and will not be subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

Indemnification

Under our operating agreement, in most circumstances, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

•	any person who is or was a manager, managing member, officer, director, agent, tax matters partner, fiduciary or trustee of our company or our subsidiaries, or any affiliate of our company or our subsidiaries;

•	any person who is or was serving at the request of our company or our board of directors a manager, managing member, officer, director, agent, tax matters partner, fiduciary or trustee of another person (other than a person who is providing, on a fee-for-services basis, trustee, fiduciary or custodial services); and

•	any person whom the board of directors designates as an indemnitee for purposes of our operating agreement.

Our indemnification obligation arises only if the indemnified person did not act in bad faith or engage in fraud, willful misconduct or, in the case of a criminal matter, acted without knowledge that the indemnified person’s conduct was unlawful.

Any indemnification under these provisions will be only out of our assets. Our operating agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our operating agreement.

Manner of Voting at Shareholder Meetings and Election of Members of Our Board of Directors

Generally, at all meetings of shareholders, all questions, except certain amendments to our operating agreement, the election of directors, and all such other questions, the manner of deciding of which is specially regulated by any applicable law or regulation, shall be determined by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares present in person or represented by proxy.

Unless otherwise provided by law or our operating agreement, a quorum for the transaction of business at all meetings of shareholders shall be comprised of the holders of at least a majority of the voting power of the outstanding voting shares of the class or classes of shares for which a meeting has been called, present in person or represented by proxy.

Each director shall be elected by a “majority of votes cast” (as defined herein) to hold office until the next annual meeting, unless the election is contested, in which case directors shall be elected by a plurality of votes properly cast. An election shall be contested if, as determined by the board of directors, the number of nominees exceeds the number of directors to be elected. A “majority of votes cast” means that the number of votes properly cast “for” a director nominee exceeds the number of votes properly cast “against” and/or “withheld” with respect to such director nominee. Abstentions and broker non-votes do not count as votes “against” and have no effect with respect to the election of directors. Voting for the election of directors shall be by ballot. All other voting shall be viva voce, unless otherwise provided by law, the chairman of the board of directors or our operating agreement.

Removal of and Resignation by Members of Our Board of Directors

A director may be removed with or without cause only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares. Additionally, a director may resign at any time by giving written notice of such director’s resignation to the board of directors. Any vacancy in the board of directors caused by any such removal or resignation will be filled by a majority of the remaining directors then in office (even if less than a quorum) or by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares.

Shareholder Meetings

The annual meeting of shareholders for the election of directors and the transaction of other business shall be held on such date and at such time as may be determined by resolution of the board of directors. In addition, our operating agreement will provide that a special meeting of shareholders may be called by our chairman, a majority of our directors, the holders of at least a majority of the voting power of the outstanding voting shares or resolution of the board of directors.

Advance Notice of Nominations and Shareholder Business

Our operating agreement establishes advance notice procedures with respect to shareholder proposals and the nomination of persons for election as directors at annual meeting of our shareholders. Specifically, the shareholder must deliver notice to the Company secretary not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the date of the preceding year’s annual meeting (except in certain circumstances).

Applicable Law; Forum, Venue and Jurisdiction

Our operating agreement is governed by Delaware law. Our operating agreement requires that, unless we (through the approval of our board of directors) consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any claims, suits, actions or proceedings:

•	arising out of or relating in any way to our operating agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our operating agreement or the duties, obligations or liabilities among shareholders or of shareholders to us, or the rights or powers of, or restrictions on, the shareholders or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any of our directors, officers or other employees to us or any indemnitee;

•	asserting a claim arising pursuant to any provision of the Delaware LLC Act; or

•	asserting a claim governed by the internal affairs doctrine

regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. However, if and only if the Court of Chancery of the State of Delaware dismisses any such claims, suits, actions or proceedings for lack of subject matter jurisdiction, such claims, suits, actions or proceedings may be brought in another state or federal court sitting in the State of Delaware. By acquiring or purchasing a share, a shareholder is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from the operating agreement.

Issuance of Additional Securities

Our operating agreement authorizes us, and our board of directors on our behalf, to issue additional company securities for such consideration or for no consideration and on the terms and conditions determined by our board of directors without shareholder approval except as required by the listing standards of the NYSE.

Holders of any additional shares we issue will have such designations, preferences, rights, powers and duties as fixed by our board of directors, which may be junior, equivalent to or senior or superior to any existing classes of shares, including the right to share in (and other relevant details regarding) our distributions, rights upon dissolution and liquidation of our limited liability company, the terms and conditions upon which we may redeem such shares, whether such shares are issued with (and the particular details regarding) the privilege of conversion or exchange, the terms and conditions upon which such shares may be issued, evidenced by certificates and assigned or transferred, the method for determining the percentage interests as to such shares, the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the same class or series, whether there will be restrictions on the issuance of shares of the same (or any other) class or series and the right, if any, of the holder of each such share to vote on our matters (including matters relating to the relative rights, preferences and privileges of such shares). Except as provided in our operating agreement (including any share designation), no shares entitle any shareholder to any preemptive, preferential or similar rights with respect to the issuance of shares.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interests of us or our shareholders. To adopt a proposed amendment, other than the amendments discussed under “—Operating Agreement—Amendment of Our Operating Agreement—No Shareholder Approval,” our board of directors is required to seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of the shareholders to consider and vote upon the proposed amendment.

Prohibited Amendments. No amendment may be made that would enlarge the obligations of any shareholder without its consent, unless approved by at least a majority of the type or class of operating interests so affected, except that to the extent any such amendments enlarge the obligations of the holders of the Class A shares or Class B share, the Class A shares and the Class B share shall vote together as a single class. The provision of our operating agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding shares voting together as a single class.

No Shareholder Approval. Our board of directors may generally make amendments to our operating agreement without the approval of any shareholder to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our operating agreement;

•	any amendment to certain provisions related to our board of directors, our officers and shareholder meetings;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify us or continue our qualification as a limited liability company or other entity in which the shareholders have limited liability under the laws of any state;

•	a change in our fiscal year or taxable year and related changes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our directors, officers, agents or trustees from in any manner being subject to the provisions of the Investment Company Act of 1940 (the “Investment Company Act”), the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or “ERISA,” whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of shares, or options, warrants, rights or appreciation rights relating to any company securities;

•	an amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;

•	any amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our operating agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendment substantially similar to any of the matters described above.

In addition, our board of directors may amend our operating agreement, without the approval of the shareholders, if our board determines that those amendments:

•	do not adversely affect the shareholders (including any particular class of shares as compared to other classes of shares) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of shares (including the division of any class or classes of outstanding shares into different classes to facilitate uniformity of tax consequences within such classes of shares) or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the shares are or will be listed or admitted to trading;

•	are necessary or appropriate to implement the tax-related provisions of our operating agreement; or

•	are required to effect the intent expressed in this Registration Statement or the intent of the provisions of our operating agreement or are otherwise contemplated by our operating agreement.

Shareholder Approval. For amendments of the type not requiring shareholder approval, our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our shareholders. No other amendments to our operating agreement will become effective without the approval of holders of at least 90% of the voting power of the outstanding voting shares if our board of directors determines that such amendment will affect the limited liability of any shareholder under Delaware law.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding shares in relation to other classes of shares will require the approval of at least a majority of the type or class of shares so affected except that the Class A shares and Class B share shall vote together as a single class on all matters, including any such amendments. Except as provided under “Our Operating Agreement—Anti-Takeover Effects of Various Provisions of Our Operating Agreement” or to change the vote required to approve an amendment to our operating agreement, any other amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of shareholders whose aggregate outstanding shares constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Our Assets

A merger, consolidation or conversion of us requires the prior approval of our board of directors. However, our board of directors will have no duty or obligation to approve any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the shareholders, including any duty to act in good faith or any other standard imposed by our operating agreement, the Delaware LLC Act or applicable law. In addition, our operating agreement generally prohibits the Company and our board of directors, without the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. The Company and our board of directors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our board of directors may consummate any merger, consolidation or conversion without the prior approval of our shareholders if we are the surviving entity in the transaction, our board of directors has received an opinion of counsel that the conversion, merger or conveyance would not result in the loss of the limited liability of any shareholder as compared to its limited liability under the Delaware LLC

Act, the transaction will not result in an amendment to our operating agreement (other than an amendment that the board of directors could adopt without the consent of the shareholders), each of our shares will be an identical share of our company following the transaction and the number of company securities to be issued does not exceed 20% of our outstanding company securities immediately prior to the transaction.

If the conditions specified in our operating agreement are satisfied, our board of directors may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity that shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Company or its subsidiaries if the purpose of that conversion, merger or conveyance is to effect a change in our legal form into another limited liability entity, our board of directors has received an opinion of counsel regarding limited liability and tax matters and our board of directors determines that the governing instruments of the new entity provide the shareholders with substantially the same rights and obligations as contained in our operating agreement. The shareholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares; (2) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware LLC Act; or (3) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Provisions in the Operating Agreement that may have an Anti-Takeover Effect

Some of the provisions in the operating agreement described above could make it more difficult or impossible for a third party to acquire, or may discourage a third party from acquiring, control of us. These provisions include, among others:

•	the majority voting rights attributed to our Class B share;

•	that any merger, consolidation, conversion, sale or other disposition of our assets requires approval of our board of directors;

•	requiring advance notice for our shareholders to nominate candidates for election to our board of directors or to propose business to be considered by our shareholders at a meeting of our shareholders;

•	our ability to issue additional securities, including, but not limited to, preferred shares, without approval by our shareholders;

•	the ability of our board of directors to amend the operating agreement without the approval of the shareholders except under certain specified circumstances;

•	requiring that (subject to certain exceptions) no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the aggregate value or number (whichever is more restrictive) of any class of our shares (other than our Class B share) or 9.8% in value of the aggregate outstanding shares of all classes and series of our shares (see “—Restrictions on Ownership and Transfer of our Shares”); and

•	limitations on the ability of our shareholders to call special meetings of our shareholders or to act by written consent.

In addition, our operating agreement will not limit or impair the ability of our Board of Directors from adopting a “poison pill” or unitholder or other similar rights plan, whether such poison pill or plan contains “dead hand” provisions, “no hand” provisions or other provisions relating to the redemption of the poison pill or plan.

Books and Records

We are required to keep appropriate books and records with respect to our business at our principal offices. The books and records will be maintained for financial reporting purposes as determined by our board of directors. Our fiscal year end is December 31.

Right to Information

Our operating agreement provides that, subject to such reasonable standards as may be established by our board of directors, each shareholder is entitled to all information to which a member of a Delaware limited liability company is entitled to have access pursuant to the Delaware LLC Act under the circumstances and subject to the conditions therein stated. We may keep confidential from our shareholders information that we reasonably believe to be in the nature of trade secrets or any information the disclosure of which we believe is not in our or our subsidiaries’ best interests, could damage us or our subsidiaries or our or their respective businesses or that we are or any of our subsidiaries is required by law or by agreements with third parties to keep confidential.

Restrictions on Ownership and Transfer of our Shares

In order for us to qualify to be taxed as a REIT, not more than 50% in value of our outstanding shares may be owned, beneficially or constructively, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of each taxable year after the first year for which we elect to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own our shares during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Also, subject to limited exceptions, neither we nor an actual or constructive owner of 10% or more (by value) of our shares may actually or constructively own 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Any tenant that exceeds such ownership limits is referred to as a related party tenant, and rent from a related party tenant generally will not qualify under the REIT income tests.

Our operating agreement, subject to certain exceptions, contains restrictions on the number of our shares that a person may own and may prohibit certain entities from owning our shares. Our operating agreement provides that (subject to certain exceptions described below) no person may beneficially or constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the aggregate value or number (whichever is more restrictive) of any class of our shares (other than our Class B share) or 9.8% in value of the aggregate outstanding shares of all classes and series of our shares. Pursuant to our operating agreement, our board of directors has the power to increase or decrease the percentage of our shares that a person may beneficially or constructively own. However, any decreased ownership limit will not apply to any person whose percentage ownership of our shares is in excess of such decreased ownership limit until that person’s percentage ownership of our shares equals or falls below the decreased ownership limit. Until such a person’s percentage ownership of our shares falls below such decreased ownership limit, any further acquisition of shares will be in violation of the decreased ownership limit.

Our operating agreement also prohibits any person from beneficially or constructively owning our shares that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and from transferring our shares if the transfer would result in our shares being beneficially owned by fewer than 100 persons. In addition, no such person may own an interest in any tenant that would cause us to own, actually or constructively, more than a 9.8% interest in such tenant. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares that will or may violate any of the foregoing restrictions on transferability and ownership, or who is the intended transferee of our shares that are transferred to the trust (as described below), is required to give written notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. For purposes of these provisions, our operating agreement defines “person” to include a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole and absolute discretion, may exempt a person from the foregoing restrictions. The person seeking an exemption must provide to our board of directors such conditions, representations and undertakings as our board of directors may deem reasonably necessary to conclude that granting the exemption will not cause us to lose our qualification as a REIT. Our board of directors may also require a ruling from the IRS or an opinion of counsel in order to determine or ensure our qualification as a REIT in the context of granting such exemptions.

Any attempted transfer of our shares which, if effective, would result in a violation of the foregoing restrictions will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our operating agreement) prior to the date of the transfer. If, for any reason, the transfer to the trust does not occur or would not prevent a violation of the restrictions on ownership contained in our operating agreement, our operating agreement will provide that the purported transfer will be void ab initio. Our shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any of our shares held in the trust, will have no rights to distributions and no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any distributions paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any distribution authorized but unpaid will be paid when due to the trustee. Any distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Delaware law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that our shares have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limits. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows: the proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our operating agreement) of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trust may reduce the amount payable to the proposed transferee by the amount of distributions paid to the proposed transferee and owned by the proposed transferee to the trust. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary.

If, prior to our discovery that our shares have been transferred to the trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

Our shares held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

In addition, if our board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of our shares described above or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any of our shares in violation of the restrictions on ownership and transfer of our shares described above, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing us to redeem our shares, refusing to give effect to the transfer of our books or instituting proceedings to enjoin the transfer or other event.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or in value of all classes or series of our shares, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our shares that the owner beneficially owns and a description of the manner in which the shares are held. Each owner shall provide to us such additional information as we may request to determine the effect, if any, of the beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each such owner shall, upon demand, be required to provide to us such information as we may request, in good faith, to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the 9.8% ownership limits in operating agreement.

Any certificates representing our shares will bear a legend referring to the restrictions on ownership and transfer of our shares described above.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our shares or might otherwise be in the best interests of our shareholders.

Our operating agreement provides that, for so long as we directly or indirectly hold a license or franchise from a governmental agency to conduct our business and such license or franchise is conditioned upon some or all of the holders of our shares possessing prescribed qualifications, any and all of our shares held by any person will be subject to, at the election of our board of directors, in its sole and absolute discretion, either redemption by us or a requirement to sell such shares within 120 days or any other period of time determined by our board of directors upon receipt of notice by an applicable government agency that such holder does not possess the prescribed qualifications. Any shares that become so redeemable may be called for redemption immediately upon at least five days’ notice to the holder or holders of such securities at a redemption price equal to the average closing price of the applicable shares on any national securities exchange on which the shares are listed or admitted for trading for the 45 trading days immediately preceding the date of the redemption notice. If the shares are not listed or admitted for trading, or have not been listed or admitted for trading for 45 days, our operating agreement provides that the redemption price will be determined in good faith by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Computershare Trust Company, N.A. The principal business address of the transfer agent and registrar is 480 Washington Blvd., Jersey City, NJ 07310.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Following the Formation Transactions and this offering, our single outstanding Class B share, representing a majority of the voting power of our shares, will be owned by MGM, whose interests may differ from or conflict with the interests of our other shareholders. MGM will have the ability to exercise control over our affairs, including control over the outcome of all matters submitted to our shareholders for approval, including the election of directors and significant transactions. MGM will also have the power to prevent or cause a change in control as a result of its beneficial ownership of our Class B share, which could, among other things, discourage a potential acquirer from attempting to obtain control of us in a manner that provides a control premium to any shareholders other than MGM. As a result, unless and until MGM and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%, MGM will be able to effectively control us.

Our operating agreement will provide that whenever a potential conflict of interest exists or arises between MGM or any of its affiliates (other than the Company and its subsidiaries), on the one hand, and the Company or any of its subsidiaries, on the other hand, any resolution or course of action by our board of directors in respect of such conflict of interest (including any action that would result in us no longer qualifying as a REIT) shall be permitted and deemed approved by all of our shareholders, and shall not constitute a breach of our operating agreement, of any limited liability company or other governing agreement of any of our affiliates, of any agreement contemplated by our operating agreement or any governing agreement of any of our affiliates, or of any duty under our operating agreement or existing at law, in equity or otherwise, if the resolution or course of action is or, by operation of our operating agreement, is deemed to be, fair and reasonable to the Company. A resolution or course of action will be conclusively deemed fair and reasonable to the Company if such resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) determined by our board of directors to be fair and reasonable to the Company or (iii) approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates); provided, however, that our operating agreement will provide that any Threshold Transaction, shall be permitted only if (i) Special Approval is obtained or (ii) such transaction is approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates). For the avoidance of doubt, the exercise of rights by MGM or any of its affiliates (other than the Company and its subsidiaries) under any of the agreements described in or filed as exhibits to the Registration Statement shall not be considered a Threshold Transaction.

In connection with any Special Approval, the conflicts committee shall have the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. Such engagement shall not require approval of the entire board of directors. We will agree to provide appropriate funding, as determined by the conflicts committee for (i) compensation for independent counsel and other advisors retained by the conflicts committee, and (ii) ordinary administrative expenses of the conflicts committee that are necessary or appropriate in carrying out its duties.

Our board of directors and the conflicts committee (in connection with any Special Approval) will each be authorized in connection with its resolution of any conflict of interest to consider such factors as it determines in its sole and absolute discretion to be relevant, reasonable or appropriate under the circumstances. Our board of directors will be authorized but not required in connection with its resolution of any conflict of interest to seek Special Approval of such resolution, and our board of directors may also adopt a resolution or course of action that has not received Special Approval. The failure to seek Special Approval by our board of directors will not be deemed to indicate that a conflict of interest exists or that Special Approval could not have been obtained.

In addition, our operating agreement will provide that, to the fullest extent permitted by the Delaware LLC Act, the existence of the conflicts of interest and the agreements described in or contemplated by this prospectus are approved, and all such conflicts of interest are waived, by all shareholders and shall not constitute a breach of our operating agreement or any duty existing at law or otherwise.

Conflicts of interest could arise in the situations described below, among others.

We are controlled by MGM, whose interests in our business may conflict with ours or yours.

Our Class B share, representing a majority of the voting power of our shares, is owned by MGM, whose interests may differ from or conflict with the interests of our other shareholders. MGM will have the ability to exercise control over our affairs, including control over the outcome of all matters submitted to our shareholders for approval, including the election of directors and significant transactions. MGM will also have the power to prevent or cause a change in control as a result of its beneficial ownership of our Class B share, which could, among other things, discourage a potential acquirer from attempting to obtain control of us in a manner that provides a control premium to any shareholders other than MGM. Moreover, in such a change of control, shareholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable Delaware law. As a result, unless and until MGM and its controlled affiliates’ (excluding us and our subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%, MGM will be able to effectively control us.

It is possible that MGM’s interests may, in some circumstances, conflict with your interests as a shareholder. For example, MGM may prevent us from selling properties if such sales would result in unfavorable tax allocations to MGM under Section 704(c) of the Code, which would require allocations to be made to MGM upon a transfer of any properties contributed by it to the Operating Partnership on account of the difference between the fair market value of those properties and their adjusted tax basis on the date that MGM contributed such properties, even if such a sale would be advantageous to MGP. In addition, because of our dual class structure, MGM will continue to be able to elect our board of directors and control all matters submitted to our shareholders for approval even though they will not own any Class A shares. This concentrated control will limit the ability of shareholders to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial, which could adversely affect the market price of our Class A shares.

Various conflicts of interest between MGM and us could arise. Some of our directors may own more stock in MGM than in our company following this offering. Ownership interests of officers and directors of MGM in our shares, or a person’s service as either an officer or director of both companies, could create or appear to create potential conflicts of interest when those officers and directors are faced with decisions that could have different implications for MGM and us. Potential conflicts of interest could also arise if we enter into any new commercial arrangements with MGM while it remains one of our principal shareholders. Furthermore, our ability to lease our properties to or acquire properties from companies other than MGM or its affiliates in the future could be limited. In particular, we will be prevented from selling or leasing our properties or our interests in the Operating Partnership or the Landlord to competitors of MGM. Our operating agreement will provide that MGM will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging any of our directors, officers or employees, and MGM is not obligated to identify, acquire, or sell us any properties in the future.

Pursuant to the terms of our operating agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to, among others, MGM and its affiliates and our directors or executive officers or any of their affiliates. Some of our executive officers and directors may also serve as officers and directors of MGM. No such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any shareholder for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, MGM and its affiliates may compete with us for investment opportunities and may own an interest in entities that compete with us on an operations basis.

Prior to the completion of this offering, we will enter into various agreements to govern our relationship with MGM. These agreements will include, in addition to the Master Lease, the Master Contribution Agreement, Corporate Services Agreement, IP License Agreement and Registration Rights Agreement. Related agreements and other transactions with MGM will be determined by MGM and thus may not be representative of what we could achieve on a stand-alone basis or from an unaffiliated third party. For a description of these agreements and the other agreements that we will enter into with MGM, see “Certain Relationships and Related Party Transactions.”

We are dependent on MGM for the provision of administration services to our operations and assets.

The operation of our business will depend on the administration services provided by MGM. MGM’s personnel and support staff that provide services to us will not be required to act exclusively for us, and no specific individuals are required to be provided to us by MGM. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If MGM were to default in the performance of its obligations to provide us with services, we may be unable to contract with a substitute service provider on similar terms or at all. The costs of substituting service providers may be substantial. In addition, in light of MGM’s familiarity with our properties, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as MGM does under our current agreements on similar terms, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

MGM may undergo a change of control without the consent of us or of our shareholders.

MGM is not required to seek our consent or the consent of our shareholders in connection with a change of control involving MGM, and accordingly, MGM’s controlling interest in us may become controlled by a new owner of MGM in the event of such change of control. If a new owner were to acquire MGM, and thereby acquire MGM’s interest in us, and appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any change of control of MGM and transfer in MGM’s interest in us would have on the trading price of our shares or on our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to us. As a result, our future would be uncertain, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operating agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of our directors, officers and others.

Our operating agreement will provide that our board of directors, in exercising its rights in its capacity as members of the board of directors, will be entitled to consider only such interests and factors as they desire, including MGM’s interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us and will not be subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity. Similarly, our operating agreement will provide that our officers, MGM and its affiliates and any other person eligible for indemnification under the terms of our operating agreement do not have any duties or liabilities, including fiduciary duties, to the fullest extent permitted by law, to us, any shareholder or any other person bound by our operating agreement. These modifications of fiduciary duties are expressly permitted by Delaware law.

MGM has no obligation to fund our future capital needs.

MGM has no obligation to fund our business and operations, and does not guarantee or otherwise provide credit support for our indebtedness. We cannot assure our shareholders that adequate sources of funding will be available to us on favorable terms or at all. As a result, we may not be able to fund our future capital needs, which could have an adverse effect on our business, financial condition and results of operations.

If MGM engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

Our operating agreement will provide that:

•	the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to, among others, MGM and its affiliates and our directors or executive officers or any of their affiliates;

•	no such persons or entities will have any duty to communicate or offer any opportunity, of which such person becomes aware, relating to a potential transaction, agreement, arrangement or other matter that may be an opportunity for such other persons;

•	no such persons or entities will be liable to such other persons for breach of any fiduciary duty or other duty by reason of the fact that such person pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to such other persons or entities; and

•	MGM and its affiliates may compete with us for investment opportunities and may own an interest in entities that compete with us on an operations basis.

If MGM were to engage in a business in direct competition with us, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Corporate Governance Guidelines

We expect to adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our shareholders.

Code of Business Conduct and Ethics

We expect to adopt a code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, effective as of the time of our listing on the NYSE, in accordance with applicable rules and regulations of the SEC and the NYSE. Once it is adopted, the code of business conduct and ethics will be available on our website. Waivers of our code of business conduct and ethics will be required to be disclosed in accordance with applicable law or regulation.

No Fiduciary Duties

Duties owed to us and our shareholders by our board of directors are prescribed by law and our operating agreement. The Delaware LLC Act, with the stated purpose of giving the maximum effect to the principle of freedom of contract and to the enforceability of limited liability company agreements, provides that Delaware limited liability companies may, in their operating agreements, limit or eliminate any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a member, manager or other person to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement.

Our operating agreement will provide that our directors and officers, MGM and its affiliates and any other person eligible for indemnification under the terms of our operating agreement do not have any duties or liabilities, including fiduciary duties, to the fullest extent permitted by law, to MGP, any shareholder or any other person bound by our operating agreement. The provisions of our operating agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of our directors and officers, MGM and its affiliates and any other indemnified person existing at law or in equity, will be deemed agreed by the shareholders to replace such other duties and liabilities of the directors and officers, MGM or any of its affiliates and any other indemnified person.

In addition, our operating agreement will provide that when a director or officer is acting in an individual capacity (or in his or her capacity as a director or officer of MGM or any affiliate of MGM), as opposed to in such director’s or officer’s capacity as a director or officer of MGP, he or she is entitled, to the fullest extent permitted by law, to make such determination or to take or not take such action free of any duty (including any fiduciary duty) or obligation to us or our shareholders whatsoever and such director or officer will not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by our operating agreement, any other agreement contemplated thereby or under the Delaware LLC Act or any other law, rule or regulation or at equity.

Whenever our board of directors (or any committee thereof) or any other person entitled to indemnification under our operating agreement is permitted to or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then our board of directors (or such committee thereof) or such indemnitee, as appropriate, will, to the fullest extent permitted by applicable law, make such decision in its sole and absolute discretion (regardless of whether there is a reference to “sole discretion” or “discretion”) and will be entitled to consider only such interests and factors as they desire, including their own interests or the interests of MGM and its affiliates, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or our shareholders and will not be subject to any different standards imposed by the operating agreement, the Delaware LLC Act, or under any other law, rule or regulation or in equity. Whenever in our operating agreement or any other agreement contemplated thereby or otherwise the board of directors (or any committee thereof) or any other indemnitee, as appropriate, is permitted to or required to make a decision in its “good faith,” then for purposes of our operating agreement, the board of directors (or such committee thereof) or such other indemnitee, as appropriate, shall be conclusively presumed to be acting in good faith if such person or persons subjectively believe or believes that the decision made or not made is in the best interests of MGP.

We will have duties and obligations to our Operating Partnership and its limited partners under Delaware law as modified by the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership through our wholly owned subsidiary that will serve as the sole general partner. Our duties and obligations to our Operating Partnership and its limited partners, as modified by the partnership agreement of our Operating Partnership, may come into conflict with the duties of our directors and officers to our company and our shareholders, as modified by our operating agreement. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units in our Operating Partnership, which would make those transactions less desirable to them.

We will adopt these provisions to allow MGM and our directors and officers or each of their respective affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without these modifications, our director’s and officer’s ability to make decisions involving conflicts of interest would be restricted. These modifications are detrimental to our shareholders because they restrict the remedies available to our shareholders for actions that without those limitations might constitute breaches of duty, including a fiduciary duty, as described below, and they permit MGM and its affiliates and our directors and officers to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the duties owed by our board of directors to our shareholders:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a limited liability company agreement providing otherwise, would generally require a manager of a Delaware limited liability company to act for the company in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited liability company agreement providing otherwise, would generally prohibit the manager of a Delaware limited liability company from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware LLC Act generally provides that a limited liability company member may institute legal action on behalf of the company to recover damages from a third party where the company (through its managers) has refused to institute the action or where an effort to cause the company to do so is not likely to succeed. These actions include actions against a manager for breach of its fiduciary duties or of the limited liability company agreement. In addition, the statutory or case law of some jurisdictions may permit a member to institute legal action on behalf of itself and all other similarly situated member to recover damages from a manager for violations of its fiduciary duties to the members.

Operating Agreement modified standard	General

Our operating agreement contains provisions that waive duties of or consent to conduct by MGM and its affiliates and our directors and officers that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our operating agreement provides that when our directors and officers are permitted to or required to make a decision in their “sole discretion” or “discretion” or that they deem “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude then our directors and officers will, to the fullest extent permitted by law, make such decision in its sole and absolute discretion (regardless of whether there is a reference to “sole discretion” or “discretion”) and will be entitled to consider only such interests and factors as they desire, including their own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any factors affecting us or any shareholder, and will not be subject to any different standards imposed by the operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity. Whenever in our operating agreement or any other agreement contemplated thereby or otherwise the board of directors (or any committee thereof) or any other indemnitee, as appropriate, is permitted to or required to make a decision in its “good faith” then for purposes of our operating agreement, the board of directors (or such committee thereof) or such other indemnitee, as appropriate, shall be conclusively presumed to be acting in good faith if such person or persons subjectively believe that the decision made or not made is in the best interests of MGP. In addition, when our directors and officers are acting in their individual capacity or as a director of officer of MGM and its affiliates (other than us and our subsidiaries), as opposed to in its capacity as our directors and officers, they may act without any fiduciary obligation to us or the shareholders whatsoever. These standards reduce the obligations to which our directors and officers would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our directors and officers, our operating agreement further provides that our directors and officers will not be liable for monetary damages to us or our shareholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such directors or officers acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

Special Provisions Regarding Affiliated Transactions

Our operating agreement will provide that whenever a potential conflict of interest exists or arises between MGM or any of its affiliates (other than the Company and its subsidiaries), on the one hand, and the Company or any of its subsidiaries, on the other hand, any resolution or course of action by our board of directors in respect of such conflict of interest (including any action that would result in us no longer qualifying as a REIT) shall be permitted and deemed approved by all of our shareholders, and shall not constitute a breach of our operating agreement, of any limited liability company or other governing agreement of any of our affiliates, of any agreement contemplated by our operating agreement or any governing agreement of any of our affiliates, or of any duty under our operating agreement or existing at law, in equity or otherwise, if the resolution or course of action is or, by operation of our operating agreement, is deemed to be, fair and reasonable to the Company. A resolution or course of action will be conclusively deemed fair and reasonable to the Company if such resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) determined by our board of directors to be fair and reasonable to the Company or (iii) approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates); provided, however, that our operating agreement will provide that any Threshold Transaction, shall be permitted only if (i) Special Approval is obtained or (ii) such transaction is approved by the affirmative vote of the holders of at least a majority of the voting power of the outstanding voting shares (excluding voting shares owned by MGM and its affiliates). For the avoidance of doubt, the exercise of rights by MGM or any of its affiliates (other than the Company and its subsidiaries) under any of the agreements described in or filed as exhibits to the Registration Statement shall not be considered a Threshold Transaction.

In connection with any Special Approval, the conflicts committee shall have the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. Such engagement shall not require approval of the entire board of directors. We will agree to provide appropriate funding, as determined by the conflicts committee for (i) compensation for independent counsel and other advisors retained by the conflicts committee, and (ii) ordinary administrative expenses of the conflicts committee that are necessary or appropriate in carrying out its duties.

Our board of directors and the conflicts committee (in connection with any Special Approval) will each be authorized in connection with its resolution of any conflict of interest to consider such factors as it determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Our board of directors shall be authorized but not required in connection with its resolution of any conflict of interest to seek Special Approval of such resolution, and the board of directors may also adopt a resolution or course of action that has not received Special Approval. Failure to seek Special Approval shall not be deemed to indicate that a conflict of interest exists or that Special Approval could not have been obtained.

By holding our Class A shares, each shareholder will automatically agree to be bound by the provisions in our operating agreement, including the provisions described above. This is in accordance with the policy of the Delaware LLC Act favoring the principle of freedom of contract and the enforceability of operating agreements. The failure of a shareholder to sign our operating agreement does not render our operating agreement unenforceable against that person. Further, our operating agreement states that, by purchasing our Class A shares, each shareholder automatically approves the existence of the conflicts of interest and the agreements described in this prospectus, and agrees that they shall not constitute a breach of the operating agreement or of any duty otherwise existing at law, in equity or otherwise.

Limitations on Liability and Indemnification of Our Directors and Officers

We have agreed to indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

•	any person who is or was a manager, managing member, officer, director, agent, tax matters partner, fiduciary or trustee of our company or our subsidiaries, or any affiliate of our company or our subsidiaries;

•	any of our subsidiaries and any affiliates of our subsidiaries;

•	any person who is or was serving at the request of our company or our board of directors as a manager, managing member, officer, director, agent, tax matters partner, fiduciary or trustee of another person (other than a person who is providing, on a fee-for-services basis, trustee, fiduciary or custodial services);

•	MGM, as the initial member, and its affiliates; and

•	any person whom the board of directors designates as an indemnitee for purposes of our operating agreement.

We have agreed to provide this indemnification only if the indemnified person did not act in bad faith or engage in fraud, willful misconduct or, in the case of a criminal matter, acted without knowledge that the indemnified person’s conduct was unlawful. Thus, the persons identified above could be indemnified for their negligent acts if they met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. See “Description of Our Operating Agreement—Indemnification.”

By purchasing our shares, each shareholder automatically agrees to be bound by the provisions in our operating agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware LLC Act favoring the principle of freedom of contract and the enforceability of limited liability agreements.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our Class A shares prevailing from time to time. Sales of substantial amounts of our Class A shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A shares.

Immediately prior to this offering, we had one Class B share issued and outstanding, which was held by MGM. Upon completion of this offering, 50,000,000 Class A shares will be issued and outstanding and one Class B share will be authorized, issued and outstanding. If the underwriters exercise their overallotment option in full, 57,500,000 Class A shares will be issued and outstanding immediately after the completion of this offering.

Lock-Up Agreements

MGM has agreed, subject to certain exceptions and extensions in certain circumstances, not to offer, sell, pledge, contract to sell (including any short sale), grant any options to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our shares or other securities convertible into or exchangeable or exercisable for our shares, or derivatives of our shares owned by these persons upon the completion of this offering, for a period of 180 days after the date of this prospectus without the prior written consent of the representatives. This consent may be given at any time without public notice. Transfers or dispositions may be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters, subject to certain exceptions. There are no agreements between the representatives and us, MGM, or any of our officers or directors releasing us or them from these lock-up agreements prior to the expiration of the 180-day period.

Registration Rights

We expect to enter into the Registration Rights Agreement with the subsidiaries of MGM that hold Operating Partnership Units. Pursuant to the Registration Rights Agreement, commencing on the first anniversary of the first day of the first full calendar month following the completion of this offering, MGM will have the right to require us to effect a registration statement to register the issuance and resale of Class A shares upon exchange of Operating Partnership Units beneficially owned by MGM. The Registration Rights Agreement will also provide for, among other things, demand registration rights and piggyback registration rights for the subsidiaries of MGM that hold Operating Partnership Units.

Rule 144

In general, under Rule 144 of the Securities Act (“Rule 144”), as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months, are entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately 500,000 shares immediately after this offering; or

•	the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

For purposes of the requirements of Rule 144, a person who beneficially owns our Class A shares as a result of our conflicts committee’s determination to cause MGP to elect to exchange Class A Shares for Operating Partnership Units tendered for redemption in accordance with the partnership agreement of the Operating Partnership, will be deemed to have acquired such Class A shares on the date that such person originally acquired the Operating Partnership Units subsequently exchanged for our Class A shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indemnification of Officers and Directors

Effective upon completion of this offering, we expect to indemnify our directors and executive officers as described in “Description of Shares of MGP—Operating Agreement—Indemnification.”

Agreements with Affiliates in Connection with our Formation Transactions

We will enter into various documents and agreements with MGM and affiliates in connection with our Formation Transactions and this offering. While MGM endeavored to have these agreements reflect customary, arm’s-length commercial terms and conditions, these agreements are not the result of arm’s-length negotiations, and consequently there can be no assurance that the terms of these agreements are as favorable to us as if they had been negotiated with unaffiliated third parties. Because some of these agreements relate to Formation Transactions that, by their nature, would not occur in a third-party situation, it is not possible to determine what the differences would be in the terms of these transactions when compared to the terms of transactions with an unaffiliated third party.

The Master Lease

The Tenant will enter into the Master Lease for the Properties with the Landlord, pursuant to which the Tenant will lease the Properties following the Formation Transactions and the completion of this offering. The Tenant’s performance and payments under the Master Lease will be guaranteed by MGM. A default by the Tenant with regard to any property under the Master Lease or by MGM with regard to its guarantee will cause a default with regard to the entire portfolio covered by the Master Lease.

The terms summarized below have been, and the complete Master Lease will have been, negotiated in the context of the Formation Transactions while we are still a wholly owned subsidiary of MGM. Accordingly, during the period in which the terms of the Master Lease have been and will be negotiated, we have not had and will not have had an independent board of directors or a management team independent of MGM. As a result, the terms of the Master Lease, including the terms summarized below, may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Accordingly, there can be no assurance that the terms of the Master Lease will be as favorable for us as would have resulted from negotiations with one or more unrelated third parties.

The following description of the Master Lease does not purport to be complete but contains a summary of certain material provisions of the Master Lease.

Term and Renewals

The Master Lease will provide for the lease of land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements relating to the operation of the Properties.

The Master Lease will provide for an initial term of ten years with no purchase option. At the option of Tenant, the Master Lease may be extended for up to four additional five-year renewal terms beyond the initial term, on the same terms and conditions. If Tenant elects to renew the terms of the Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease.

Except in the event of a transfer of any leased property to a qualified transferee in accordance with the terms of the Master Lease or in the event of a removal of a leased property from the Master Lease due to a casualty or condemnation, the Tenant will not have the ability to terminate its obligations under the Master Lease prior to its expiration without the Landlord’s consent. If the Master Lease is terminated prior to its expiration other than with Landlord’s consent, the Tenant may be liable for damages and incur charges such as continued payment of rent through the end of the lease term. However, the Tenant will be permitted to cease operations at any Property so long as it continues to pay rent with respect to such Property and the EBITDAR to rent ratio (as described in the Master Lease) of the Tenant and, without duplication, the Operating Subtenants on a pro forma basis after giving effect to the cessation exceeds a specified ratio. See “Risk Factors—Risks Related to Our Business and Operations.”

Rental Amounts and Escalators

The Master Lease is the type of lease commonly known as a triple-net lease. Accordingly, in addition to rent, the Tenant will be required to pay the following: (1) all facility maintenance and all capital improvements (except as described below in the event of a deconsolidation event or at our option as negotiated on arms-length terms and conditions), (2) all insurance required in connection with the Properties and the business conducted on the Properties, (3) taxes levied on or with respect to the Properties (other than taxes on the income of the Landlord) and (4) all utilities and other services necessary or appropriate for the Properties and the business conducted on the Properties.

Under the Master Lease, it is anticipated that the initial annual aggregate rent payable by the Tenant will be $550.0 million. The Tenant will make the rent payments in monthly installments. The rents will be comprised of Base Rent and Percentage Rent components, as described below.

Base Rent

The Base Rent is a base amount for the duration of the Master Lease equal to $495.0 million during the first year of the Master Lease, and includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the Master Lease). Thereafter, the annual escalator of 2.0% will be subject to the Tenant and, without duplication, the Operating Subtenants collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the Master Lease as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue. Upon a deconsolidation event, the Base Rent can be reset, at the option of Tenant, as of such date or as of a date in the future selected by the Tenant to the greater of the then-current Base Rent and the then-fair market value rent as determined in accordance with the terms of the Master Lease.

Percentage Rent

The Percentage Rent is a variable percentage rent component that will be calculated as follows and is expected to equal $55.0 million per year during approximately the first six years of the Master Lease. An adjustment will be recorded every five years to establish a new fixed annual amount for the next five-year period based on the average actual annual net revenues of our Tenant and, without duplication, the Operating Subtenants from the properties subject to the Master Lease at such time as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at our option, reimbursed cost revenue during the trailing five-calendar-year period then ended (calculated by multiplying the average annual net revenues for the trailing five-calendar-year period by 1.4%).

Maintenance and Capital Improvements

Under the Master Lease, the Tenant will be required to maintain the premises in reasonably good order and repair. The Master Lease requires the Tenant to spend an aggregate amount of at least 1% of actual adjusted net revenues from the Properties per calendar year on capital expenditures.

Capital improvements by the Tenant or Operating Subtenants will be permitted without the consent of the Landlord, if such capital improvements (i) do not involve the removal of any material existing structures (unless the Tenant proceeds with reasonable diligence to replace those removed structures with structures of at least reasonably comparable value or utility), (ii) do not have a material adverse effect on the structural integrity of any remaining improvements, (iii) are not reasonably likely to reduce the value of the Property when completed, and (iv) are consistent with the permitted uses of the Property, each as reasonably determined by the Tenant. Any proposed capital improvements that do not meet these parameters will require Landlord’s review and approval, which approval shall not be unreasonably withheld.

Although the Tenant is expected to be responsible for all capital expenditures during the term of the Master Lease, if, in the future, a deconsolidation event occurs, we will be required to pay the Tenant, should the Tenant so elect, for certain capital improvements that would not constitute “normal tenant improvements” in accordance with U.S. GAAP and subject to an initial cap of $100 million in the first year of the Master Lease increasing annually by $75 million each year thereafter. Examples of improvements that would not constitute “normal tenant improvements” include the costs of structural elements at the Properties, including capital improvements that expand the footprint or square footage of any of the Properties or extend the useful life of the Properties. In addition, equipment that would be a necessary improvement at any of the Properties, including elevators, air conditioning systems, or electrical wiring that are integral to such Property would not qualify as a “normal tenant improvement” under U.S. GAAP. Furthermore, we may agree, at MGM’s request, to fund the cost of certain capital improvements on arms-length terms and conditions, which may include an agreed upon increase in rent under the Master Lease.

The Tenant will be required to pay for all maintenance expenditures and capital improvements (except as described in the preceding paragraph). The Landlord will be entitled to receive additional rent based on the 10-year Treasury yield plus 600 basis points multiplied by the value of the new capital improvements the Landlord is required to pay for in connection with a deconsolidation event and such capital improvements will be subject to the terms of the Master Lease.

Requirement to Purchase Tenant’s Personal Property at End of Term

If the Tenant exercises all of its renewal rights, the Tenant will have the right at the end of the fourth renewal term of the Master Lease to require the Landlord to purchase certain of the Tenant’s personal property that is located at the Properties, including gaming equipment and hotel furniture, fixtures and equipment, for fair market value.

Use of the Property

The Master Lease will require that the Tenant utilize the Property primarily for hospitality, entertainment, entertainment venues, gaming and/or pari-mutuel use and related or complementary uses and such other uses as the Landlord may otherwise approve, which approval may not be unreasonably withheld. The Tenant will be responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the Properties to comply with various gaming and other regulations.

Casualties and Condemnations

In the event that a Property is damaged by a casualty event and the cost to repair the Property does not exceed 50% of its fair market value, the Tenant will be required to restore the Property and the Landlord will be required to release any insurance proceeds received in respect of the casualty for the restoration.

Except as set forth below during the last two years of any term of the Master Lease, in the event that a Property is damaged by a casualty event and the cost to repair the Property exceeds 50% of its fair market value, the Tenant will have the option to restore the Property and receive the insurance proceeds or to terminate the Master Lease as to the affected Property. If the Tenant elects to restore the affected Property, the Tenant will be entitled to receive the insurance proceeds if it demonstrates that it will be able to restore the affected Property within four years after the date on which the Tenant can reasonably access the affected Property for the purpose of commencing restoration. If the Tenant elects to terminate the Master Lease with respect to the affected Property, however, the rent under the Master Lease will be proportionally abated to reflect the removal of that

Property and the Landlord will be entitled to receive the insurance proceeds. If the insurance proceeds are insufficient to restore the affected Property, the first $25 million of the shortfall will be borne by the Landlord and the remainder of the shortfall will be borne 50% by the Landlord and 50% by the Tenant. The Tenant will have the option to pay its share of the shortfall in a lump sum or as additional rent over the remaining term of the Master Lease, assuming the exercise of all remaining renewal options, with any remainder being due as a lump sum upon the earlier termination or expiration of the Master Lease. The Tenant would also have the additional option (but not obligation) to elect to continue paying rent for the affected Property for the remainder of the term of the Master Lease in lieu of paying any portion of the shortfall.

In addition, if a casualty event occurs during the last two years of any term of the Master Lease and the cost to restore the affected Property exceeds 10% of its fair market value, then either the Landlord or the Tenant may elect to terminate the Master Lease as to the affected Property. If either party makes that election, the Tenant will not be required to restore the affected Property, the Landlord will receive the insurance proceeds and the Tenant will be required to continue paying Base Rent with respect to the affected Property for the remainder of the term of the Master Lease. If the Tenant elects to terminate the Master Lease as to the affected Property, the Tenant will not be permitted to exercise any further options to renew the term of the Master Lease. If the Landlord elects to terminate the Master Lease as to the affected Property, the Tenant may override the Landlord’s termination election by exercising Tenant’s next occurring renewal option.

Similar provisions to those described above will apply in the event of a condemnation or governmental taking of a Property, provided that (i) if there is a partial condemnation or taking and the affected Property remains subject to the Master Lease, the Landlord must make available to the Tenant the portion of the condemnation award applicable to restoration and the rent will be proportionately abated as set forth in the Master Lease and (ii) if the Master Lease is terminated with respect to a Property that is subject to a condemnation or taking, the Landlord will retain the condemnation award (other than any award with respect to the Tenant’s lost profits and moving expenses and the portion of the award allocated to capital improvements for which the Landlord has not paid) and the Tenant will not be responsible for any portion of any shortfall between the condemnation award retained by the Landlord and the cost to restore the affected Property.

Events of Default

Under the Master Lease, an “Event of Default” will be deemed to occur upon certain events, including: (1) the failure by the Tenant to pay rent or other amounts when due or within certain grace or cure periods of the due date, (2) the failure by the Tenant to comply with the covenants set forth in the Master Lease in any material respect when due or within any applicable cure period, (3) certain events of bankruptcy or insolvency with respect to a Tenant or a guarantor, (4) the occurrence of a default under any guaranty of the Master Lease that is not cured within a certain grace period, (5) the loss or suspension of a material license beyond a certain grace period that causes cessation of gaming activity and would reasonably be expected to have a material adverse effect on the Tenant or the leased property and (6) the failure of MGM, on a consolidated basis with Tenant, to maintain an EBITDAR to rent ratio (as described in the Master Lease) of at least 1.10:1.00 for two consecutive test periods, beginning with the test periods ending December 31, 2016 and March 31, 2017.

Remedies for an Event of Default

Upon an Event of Default under the Master Lease, the Landlord may, at its option, exercise the following remedies:

(i)	terminate the Master Lease, repossess any leased property, relet any leased property to a third party and require that the Tenant pay to the Landlord, as liquidated damages, the net present value of the rent for the balance of the term, discounted at the discount rate of the Federal Reserve Bank of New York at the time of award plus one percent (1%) and reducing such amount by the portion of the unpaid rent that the Tenant proves could be reasonably avoided, plus any other amount reasonably necessary to compensate the Landlord for the Tenant’s failure to perform (or likely to result therefrom) in the ordinary course;

(ii)	with or without terminating the Master Lease, decline to terminate the Tenant’s right to possession of the leased property and require that the Tenant pay to the Landlord rent and other sums payable pursuant to the Master Lease with interest calculated at the overdue rate provided for in the Master Lease with the Landlord permitted to enforce any other provision of the Master Lease or terminate the Tenant’s right to possession of the leased property and seek any liquidated damages as set forth in clause (i) above; and/or

(iii)	seek any and all other rights and remedies available under law or in equity (but the remedies described in clauses (i) and (ii) above will be the Landlord’s only monetary remedies).

Assignment and Subletting

Except as noted below, the Master Lease will provide that the Tenant may not assign or otherwise transfer the Master Lease or any Property, without the consent of the Landlord, which may not be unreasonably withheld. The Landlord’s consent to an assignment of the Master Lease or any Property will not be required if (i) the proposed purchaser (1) agrees to assume the Master Lease without modification beyond that necessary to reflect the new party or to enter into a separate lease on terms and conditions substantially similar to the Master Lease, (2) is or will be licensed by each gaming authority with jurisdiction over one or more facilities covered by the Master Lease, (3) is solvent and (4) meets the experience requirements described below and (ii) the proposed purchaser’s (or its ultimate parent company’s) indebtedness to EBITDA ratio on a consolidated basis after giving effect to the proposed transaction will be less than 6:1 or the proposed purchaser provides a guaranty from an entity with an investment grade rating from a nationally recognized rating agency or, in the case of a foreclosure by the Tenant’s lender, does not have any indebtedness or unrelated assets. The experience requirements for a prospective purchaser under the Master Lease require that the prospective purchaser either (a) has, or retains a manager with, at least five years of experience operating or managing casinos (or properties similar to the Property being assigned) with revenues in the immediately preceding fiscal year of at least (A) $250 million in the case of a transfer of a Property that is not located in Las Vegas, (B) $500 million in the case of a transfer of a Property that is located in Las Vegas, and (C) $750 million in the case of a transfer of all of the Properties and the primary business of which is not leasing properties to gaming operators (provided that the revenue requirement and the primary business requirement will not apply in the case of an assignment to the Tenant’s lender upon a foreclosure or in connection with any assignment of any non-gaming Property) or (b) has agreement(s) in place to retain 80% of the Tenant’s, the Operating Subsidiaries’ and MGM’s ten most highly compensated corporate employees and 80% of the Tenant’s, the Operating Subsidiaries’ and their subsidiaries’ employees with employment contracts. In connection with certain assignments, the ultimate parent company of such assignee shall also execute a guaranty and shall be required to be solvent. Except for a transfer of its obligations under the Master Lease with respect to all of the properties then subject to the Master Lease, the Tenant will be limited to transferring its obligations under the Master Lease with respect to no more than two Properties that conduct material gaming and are located in Las Vegas during the term of the Master Lease. The Tenant will not be limited as to how many of the non-Las Vegas or non-gaming Properties Tenant may transfer.

The Master Lease will also provide that the Tenant may assign all (but not less than all) of the Properties to an affiliate without the consent of the Landlord. Upon any such assignment or transfer to an affiliate of the Tenant, such affiliate shall become party to the Master Lease and the Tenant will not be released from its obligations under the Master Lease. The Tenant will also be permitted to pledge its interests under the Master Lease to its lenders without the consent of the Landlord.

In addition, the Master Lease will allow the Tenant to sublease the Properties to one or more affiliates and will allow the Tenant and the Operating Subtenants to sublease any portion of any Properties (but not an entire facility and so long as the applicable Tenant or Operating Subtenant retains a material portion of the property) to one or more third parties. The Landlord shall be entitled to receive the same Base Rent and Percentage Rent that would have been received had the Tenant continued to operate the subleased space. The Tenant may require the Landlord to recognize and provide a nondisturbance agreement to any third party subtenants, including subtenants whose sublease term exceeds the term of the Master Lease provided such subtenants meet certain criteria as described in the Master Lease.

The Master Lease will prohibit the Landlord from selling or otherwise transferring any of the Properties to competitors of MGM, as defined in the Master Lease. The Master Lease will also prohibit changes of control of the Landlord in which a competitor of MGM obtains control of the Landlord, other than changes of control resulting from acquisitions of shares of MGP or its owners on a national stock exchange or the sale by MGM of its direct or indirect equity interest in the Landlord.

Right of First Offer

The Tenant will be required to offer us the right to make an offer to purchase the ROFO Properties in the event that MGM decides to sell either or both of the ROFO Properties in the future before it can offer to sell such properties to a third party. If MGM intends to lease back the applicable ROFO Property following its sale, our right to make such offer to purchase will include the contemplated leaseback. We refer to this right as a right of first offer. The completion and timing of any future purchases by us of any ROFO Property from MGM will depend upon, among other things, MGM’s decision to sell such properties, our ability to reach an agreement with MGM regarding the price and other terms of such purchase (including the terms of the leaseback, if applicable), compliance with our debt agreements, and our ability to obtain financing on acceptable terms. Although we will have the right of first offer to purchase the ROFO Properties that MGM may decide to sell in the future, we are not obligated to purchase such properties from MGM.

The Tenant must give us written notice of MGM’s intent to sell either of the ROFO Properties, specifying the fundamental terms of the proposed sale including the sale price and the terms of the leaseback, if applicable. Within 30 days of receiving such notification from the Tenant, we must notify the Tenant in writing whether we wish to make an offer to purchase the property to be sold, and, if so, provide the price we are willing to pay for the property. If our offer is at least 105% of the proposed sale price on an all cash basis and we agree to all of the other terms set forth in the written notice, then MGM must sell the relevant ROFO Property to us. If we offer less than 105% or do not agree to any of the other material terms, we and the Tenant will enter into negotiations for a 30-day period to reach an agreement for us to purchase the property offered for sale. If we and the Tenant do not agree for any reason on the terms of purchase for the property offered for sale after negotiating for the 30-day period, MGM may thereafter seek an alternative purchaser and MGM will be free to sell the property to any such alternative purchaser on substantially the same terms as provided in their notice to us.

Reporting Covenants

The Master Lease will include covenants that impose ongoing reporting obligations on the Tenant relating to MGM’s financial statements which, in conjunction with MGM’s public disclosure to the SEC, will give us insight into MGM’s financial condition on an ongoing basis.

Master Contribution Agreement

In connection with this offering, we will enter into the Master Contribution Agreement, which will provide for, among other things, our responsibility for liabilities relating to our business, the responsibility of MGM for liabilities unrelated to our business, our agreements with MGM and the Operating Partnership regarding the principal transactions necessary to effect the transfer by MGM of certain assets to us or our subsidiaries and the assumption by us or our subsidiaries of certain liabilities in connection therewith, as described in further detail below. It also will set forth other agreements that govern certain aspects of our relationship with MGM after the closing of the transactions contemplated by the Master Contribution Agreement and contain indemnification obligations and ongoing commitments of us, the Operating Partnership and MGM.

The following discussion summarizes the material provisions of the Master Contribution Agreement. This description of the Master Contribution Agreement does not purport to be complete and is qualified by reference to the Master Contribution Agreement, which is included as an exhibit to the Registration Statement of which this prospectus forms a part.

Transfer of Assets and Assumption of Liabilities

The Master Contribution Agreement will identify real estate assets to be transferred, liabilities to be assumed and contracts to be assigned to the Operating Partnership as part of the Formation Transactions, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the Master Contribution Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	certain assets associated with MGM’s real property interests, which we refer to as the “MGP Assets,” will be transferred to the Operating Partnership or certain of its subsidiaries;

•	certain liabilities (including whether accrued or fixed, absolute or contingent, liquidated or unliquidated, matured or unmatured, reserved or unreserved, direct or indirect, or determined or determinable) arising out of or resulting from the MGP Assets or the operation and conduct of our business, which we refer to as the “MGP Liabilities,” will be retained by or transferred to the Operating Partnership or certain of its subsidiaries; and

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the MGP Assets and MGP Liabilities will be retained by MGM or certain of its subsidiaries.

Except as may expressly be set forth in the Master Contribution Agreement or any other transaction agreements, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

The Master Contribution Agreement will provide, subject to the terms and considerations contained therein, that, in consideration for the transfer of the MGP Assets to the Operating Partnership, the Operating Partnership will (i) issue to certain of MGM’s operating and other subsidiaries approximately 76% of the Operating Partnership Units (assuming that 50,000,000 Class A shares are sold in this offering and that the underwriters do not exercise their overallotment option) and (ii) assume from MGM, directly or indirectly, approximately $4.0 billion of debt, a portion of which will be refinanced with the proceeds from the Financing that we will enter into prior to, or concurrently with, the completion of this offering.

Information in this prospectus with respect to the assets and liabilities of the parties following the transactions contemplated by the Master Contribution Agreement is presented based on the allocation of such assets and liabilities pursuant to the Master Contribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Master Contribution Agreement and the other transaction agreements relating thereto or contemplated thereby are, and following the transactions contemplated by the Master Contribution Agreement may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Master Contribution Agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Releases

Except as otherwise provided in the Master Contribution Agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the effective time of the transactions contemplated by the Master Contribution Agreement. The releases will not extend to or amend obligations or liabilities under any agreements between the parties that remain in effect following the effective time of the transactions contemplated by the Master Contribution Agreement.

Indemnification

In addition, except as otherwise provided by applicable law or the Master Contribution Agreement, the Master Contribution Agreement will provide for indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of MGM’s business with MGM. Specifically, the Operating Partnership will indemnify, defend and hold harmless MGM and each of its affiliates and subsidiaries (other than MGP) and their respective directors, officers and employees, each person, if any, who controls any MGM affiliate or subsidiary (other than MGP) within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “MGM Indemnified Parties”), from and against any and all liabilities of the MGM Indemnified Parties relating to, arising out of or resulting from any of the following items: (a) any liability that will be assumed or retained by the Operating Partnership pursuant to the Master Contribution Agreement (an “MGP Liability”) or the failure of MGP or any other person to pay, perform or otherwise promptly discharge any MGP Liability in accordance with its respective terms and the terms of the Master Contribution Agreement; (b) any breach by MGP of the Master Contribution Agreement or any of the Transaction Documents (other than the Master Lease Agreement); and (c) any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, with respect to all information (1) contained in the Registration Statement or prospectus (other than information provided by MGM to MGP specifically for inclusion in the Registration Statement or prospectus) or (2) that is either furnished to any of the MGM Indemnified Parties by MGP or incorporated by reference by any MGM Indemnified Party from any filings made by us or our subsidiaries with the SEC pursuant to the Securities Act or the Exchange Act.

MGM will indemnify, defend and hold harmless MGP, our affiliates and subsidiaries, and our directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “MGP Indemnified Parties”), from and against any and all liabilities of the MGP Indemnified Parties relating to, arising out of or resulting from any of the following items: (a) any liability of MGM or MGP that is not expressly contemplated by the Master Contribution Agreement or any other transaction agreement to be an MGP Liability, any liability of MGM other than the MGP Liabilities or the failure of MGM to pay, perform or otherwise promptly discharge any such liability; (b) any breach by MGM of the Master Contribution Agreement or any of the Transaction Documents (other than the Master Lease Agreement); and (c) any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, with respect to all information (1) contained in the Registration Statement or prospectus, in each case, provided by MGM to MGP specifically for inclusion therein to the extent such information pertains to MGM or (2) that is either furnished to any of the MGP Indemnified Parties by MGM or its subsidiaries (other than MGP) or incorporated by reference by any MGP Indemnified Party from any filings made by MGM or its subsidiaries (other than MGP) with the SEC pursuant to the Securities Act or the Exchange Act.

Contribution

In the event that the indemnification provisions are unavailable or insufficient to hold harmless an indemnified party, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in the liability as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

Further Assurances

In addition to the actions specifically provided for in the Master Contribution Agreement, except as otherwise set forth therein or in any other transaction document, each of MGP, the Operating Partnership and MGM will agree in the Master Contribution Agreement, prior to, on and after the closing of the transactions contemplated by the Master Contribution Agreement, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary under applicable laws or contractual obligations to consummate and to make effective the transactions contemplated by the Master Contribution Agreement and the other transaction documents.

Dispute Resolution

The Master Contribution Agreement will contain provisions that govern, except as otherwise provided in the Master Lease, the resolution of disputes, controversies or claims that may arise among MGP, MGM and the Operating Partnership related to the Master Contribution Agreement and the other transaction documents. These provisions will contemplate that any of MGP, MGM or the Operating Partnership may submit the dispute, controversy or claim to mediation or, to the extent not resolved by mediation, to binding arbitration, subject to the provisions of the Master Contribution Agreement.

Termination

The Master Contribution Agreement will provide that it may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the closing of the transactions contemplated by the Master Contribution Agreement by and in the sole discretion of MGM without the approval of any other person. In the event of a termination of the Master Contribution Agreement, no party, nor any of its directors or officers, will have any liability to any other person by reason of the Master Contribution Agreement. However, after the effective time as contemplated by the Master Contribution Agreement, it may not be terminated except by an agreement in writing signed by each of the parties thereto.

Expenses

The Master Contribution Agreement will provide that the Operating Partnership will pay, or cause MGM to be reimbursed for, all costs and expenses directly associated with our initial public offering, including, without limitation, underwriting fees, discounts and commissions, costs associated with the preparation and review of the Registration Statement, including pro forma financial statements of MGP, all correspondences with the SEC, all costs and expenses associated with the Operating Partnership’s debt-related documents and all costs and expenses associated with MGP’s internal management. The Master Contribution Agreement will provide that, except as otherwise provided by the other transaction documents, MGM will pay all other out-of-pocket expenses in connection with the preparation of the Master Contribution Agreement and other transaction documents, including, without limitation, advisory fees, costs and expenses associated with the preparation of the Master Lease (including appraisals of real property) and costs and expenses associated with the preparation and audit of financial statements (other than pro forma financial statements of MGP).

Other Matters

Other matters governed by the Master Contribution Agreement will include access to financial and other information and confidentiality.

IP License Agreement

In connection with this offering, we will enter into the IP License Agreement with MGM pursuant to which we will have the right to use “MGM” in the corporate names of our company and our subsidiaries without royalties for up to 50 years. Pursuant to the IP License Agreement, we will also have the right to use the “MGM” mark and the “MGM” logo in our advertising materials without royalties for up to 50 years. This description of the IP License Agreement does not purport to be complete and is qualified by reference to the IP License Agreement, which is included as an exhibit to the Registration Statement of which this prospectus forms a part.

Corporate Services Agreement

MGM will agree to provide MGP and its subsidiaries with the Corporate Services.

The Corporate Services Agreement will provide that the Operating Partnership will reimburse MGM for all costs MGM incurs directly related to providing the Corporate Services. The Corporate Services Agreement also will contain provisions whereby the Operating Partnership will generally agree to indemnify, hold harmless and defend MGM and its affiliates (as defined in the Master Contribution Agreement) or any permitted successors and permitted assigns from and against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorney’s fees, relating to, resulting from or arising out of the Corporate Services, other than those losses resulting from MGM’s or the aforementioned parties’ gross negligence, willful misconduct or MGM’s material breach of the Corporate Services Agreement. The Corporate Services Agreement will terminate (i) by the mutual consent of MGM and us, (ii) by MGM upon three months’ prior written notice to us or (iii) by us upon 30 days’ prior written notice to MGM. This description of the Corporate Services Agreement does not purport to be complete and is qualified by reference to the Corporate Services Agreement, which is included as an exhibit to the Registration Statement of which this prospectus forms a part.

Registration Rights Agreement with MGM

We expect to enter into the Registration Rights Agreement with the subsidiaries of MGM that hold Operating Partnership Units. Pursuant to the Registration Rights Agreement, commencing on the first anniversary of the first day of the first full calendar month following the completion of this offering, MGM and certain of its subsidiaries will have the right to require us to effect a registration statement to register the issuance and resale of Class A shares upon exchange of Operating Partnership Units beneficially owned by MGM. The Registration Rights Agreement will also provide for, among other things, demand registration rights for the subsidiaries of MGM that hold Operating Partnership Units. Pursuant to the Registration Rights Agreement and the partnership agreement of the Operating Partnership, if the subsidiaries of MGM that hold Operating Partnership Units propose to engage in an offering, such holders may transfer Operating Partnership Units to an underwriter to be exchanged for Class A shares before they are sold in the offering. In addition, if we propose to register our Class A shares in a manner that would permit registration of the shares covered by the Registration Rights Agreement, each subsidiary of MGM that is a holder of such shares will have the right, subject to certain limitations, to register all or part of the shares covered by the Registration Rights Agreement held by such holder. Additionally, we have the ability, up to two times per any twelve consecutive month period, to prohibit sales of our Class A shares under an effective registration statement effected pursuant to the Registration Rights Agreement, if such sales would require disclosure of non-public material information that in the good faith opinion of our Board of Directors, with advice of counsel, is not in our best interests to disclose and would be reasonably likely to have a material adverse effect on our business, subject to certain limitations. We will also be required to indemnify each selling holder against losses suffered by it or certain other persons based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement, related prospectus, preliminary prospectus or free writing prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein, necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except to the extent based upon information furnished in writing by such selling holder specifically for use therein. We will bear all registration expenses in connection with the resale registration rights granted pursuant to the Registration Rights Agreement, including but not limited to all registration, qualification and filing fees. This description of the Registration Rights Agreement does not purport to be complete and is qualified by reference to the Registration Rights Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Sublease Agreement

We expect to enter into a sublease agreement with a subsidiary of MGM, MGM Hospitality Global, LLC (“Sublandlord”), pursuant to which we will lease office space as more particularly described in the sublease. The sublease will contain provisions whereby we agree to indemnify and hold harmless Sublandlord from any and all claims, liens, demands, charges, encumbrances, litigation and judgments arising directly or indirectly from any use, occupancy or activity of us, or out of any work performed, material furnished, or obligations incurred by us in, upon or otherwise in connection with the subleased premises. The sublease agreement will terminate (i) by mutual written consent of both us and Sublandlord, (ii) by Sublandlord on 30 days written notice to us or (iii) by us upon 30 days written notice to Sublandlord, or otherwise upon the expiration or earlier termination of the underlying office lease.

DESCRIPTION OF PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP

The following summary of the terms of the partnership agreement of the Operating Partnership does not purport to be complete and is qualified in its entirety by reference to the partnership agreement. A copy of the partnership agreement is filed as an exhibit to the Registration Statement of which this prospectus is a part and incorporated by reference herein. See “Where You Can Find More Information.”

Management of the Operating Partnership

The Operating Partnership is a Delaware limited partnership that was formed by MGM on January 6, 2016. Our wholly owned subsidiary will be the sole general partner of the Operating Partnership, and we intend to conduct substantially all of our business in or through the Operating Partnership. In connection with this offering and application of the use of proceeds as described in this prospectus, we and subsidiaries of MGM will enter into the partnership agreement of the Operating Partnership as limited partners, and our wholly owned subsidiary will enter into the partnership agreement of the Operating Partnership as the general partner. The provisions of the partnership agreement described below and elsewhere in this prospectus will be in effect after the completion of this offering.

As the sole general partner of the Operating Partnership, our wholly owned subsidiary will exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can, through our wholly owned subsidiary, cause the Operating Partnership to enter into major transactions, including acquisitions, distributions, creation of and investments in new subsidiaries, incurrences of indebtedness, dispositions and refinancings, subject to certain limited exceptions. The limited partners of the Operating Partnership, which, immediately following the Formation Transactions and the completion of this offering, will consist solely of MGP and subsidiaries of MGM, may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. Upon the completion of this offering, however, MGM will continue to own our single outstanding Class B share, which represents approximately 51% of the total voting power of our shares, and we will continue to be controlled by MGM. As a result, MGM will be able to exert control over us and our corporate decisions and will have indirect control over the Operating Partnership. Our wholly owned subsidiary may not be removed as general partner by the limited partners. The partnership agreement limits the ability of each partner of the Operating Partnership to transfer its interests in the Operating Partnership.

Transferability of Interests

Our wholly owned subsidiary, as general partner of the Operating Partnership, may not voluntarily withdraw from the Operating Partnership without the consent of partners holding a majority of all the outstanding Operating Partnership Units held by all partners entitled to vote on or consent to the matter. A limited partner may not sell, assign, encumber or otherwise dispose of its Operating Partnership Units without the general partner’s consent, with the exception of Operating Partnership Units received as payment under the Master Lease for capital improvements in connection with a deconsolidation event or as otherwise permitted by the partnership agreement. See “Certain Relationships and Related Party Transactions—Master Lease—Maintenance and Capital Improvements.” Upon the expiration of the twelve-month period following such limited partner’s acquisition of Operating Partnership Units (which does not apply to Operating Partnership Units received as payment in connection with a deconsolidation event), a limited partner may require the Operating Partnership to redeem such Operating Partnership Units (except with respect to Operating Partnership Units issued to the Tenant under the Master Lease in connection with the Landlord’s (our subsidiary’s) obligation to pay the Tenant for certain capital improvements upon a deconsolidation event) as described below. In addition, all transfers are subject to other limitations and conditions set forth in the partnership agreement.

Amendments to the Partnership Agreement

Amendments to the partnership agreement of the Operating Partnership may be proposed by our wholly owned subsidiary, as general partner, or any limited partner. All amendments to the partnership agreement require the approval of our wholly owned subsidiary, as general partner. Our wholly owned subsidiary, as general partner, subject to certain very limited exceptions, will have the power to unilaterally make any amendments to the partnership agreement of the Operating Partnership, including, without limitation, to:

•	reflect the issuance of additional Operating Partnership Units in accordance with the terms of, and subject to the exceptions set forth in, the partnership agreement; or

•	permit and reflect (a) our and the Operating Partnership’s conversion from an “UPREIT” structure to a “DownREIT” structure, or (b) such other transactions as our wholly owned subsidiary, as general partner, may determine are necessary or desirable, including those involving our holding of assets outside of the Operating Partnership; which in either case may involve, among other things, modifications to the conversion factor between Operating Partnership Units and our Class A shares.

Subject to certain exceptions, amendments that would, among other things, convert a limited partner into a general partner (except in connection with a permitted transfer of the general partner’s interest), modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses, or materially alter or modify the redemption rights of limited partners (or amend these restrictions) must be approved by each limited partner that would be adversely affected by such amendment, unless the amendment or action affects all partners holding the same class or series of Operating Partnership Units on a uniform or pro rata basis and is approved by a majority of the partners of such class or series.

Restrictions on General Partner’s Authority

Our wholly owned subsidiary, as general partner, may not take any action in contravention of an express prohibition or limitation contained in the partnership agreement of the Operating Partnership, including:

•	any action that would make it impossible to carry on the ordinary business of the Operating Partnership, except as otherwise provided in the partnership agreement;

•	possessing property of the Operating Partnership, or assigning any rights in specific property of the Operating Partnership, for other than an Operating Partnership purpose, except as otherwise provided in the partnership agreement of the Operating Partnership;

•	admitting any person as a partner, except as otherwise provided in the partnership agreement;

•	entering into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or the Operating Partnership from performing their respective obligations under the partnership agreement of the Operating Partnership in connection with a redemption or prohibits or restricts the ability of a limited partner to exercise its rights to a redemption in full, except with the written consent of such limited partner; provided, that any agreement that allows for the settlement of a redemption in the form of equity interests shall not be deemed to prohibit or restrict us or the Operating Partnership from performing their respective obligations under the partnership agreement of the Operating Partnership in connection with a redemption or prohibit or restrict the ability of a limited partner to exercise its rights to a redemption in full; or

•	performing any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other personal liability except as provided in the partnership agreement of the Operating Partnership or under the Delaware Revised Uniform Limited Partnership Act without the consent of such limited partner.

In addition, pursuant to the partnership agreement of the Operating Partnership, without the consent of partners holding a majority of all the outstanding Operating Partnership Units held by all partners entitled to vote on or consent to the matter, neither our wholly owned subsidiary, as general partner, nor the Operating Partnership may engage in, or cause or permit:

•	at any time:

•	a voluntary withdrawal of our wholly owned subsidiary as general partner;

•	any change in any election relating to our tax status or the tax status of the Operating Partnership, including, without limitation, our status as a REIT; or

•	any admission into the Operating Partnership of any additional or substitute general partners, except pursuant to and in accordance with the partnership agreement of the Operating Partnership.

Distributions to Holders of Operating Partnership Units

The partnership agreement of the Operating Partnership provides that holders of Operating Partnership Units are generally entitled to receive distributions on a pro rata basis in accordance with their respective Operating Partnership Units with no Operating Partnership Units being entitled to a distribution in preference to any other Operating Partnership Units (subject to the rights of the holders of any class of preferred partnership interests that may be authorized and issued after this offering).

Redemption/Exchange Rights

A limited partner will, upon delivery of a notice of redemption to the general partner, have the right to require the Operating Partnership to redeem part or all of its Operating Partnership Units that it has held for at least 12 months (except in certain cases) in exchange for cash. Alternatively, upon delivery of a notice of redemption by a limited partner, we may, at the election of our conflicts committee on our behalf, purchase the tendered Operating Partnership Units, in whole or in part, in exchange for our Class A shares on a one-for-one basis, subject to adjustment in the event of share splits, share distributions, distributions of warrants or share rights, specified extraordinary distributions and similar events. Our conflicts committee does not have the authority to deny a limited partner, including MGM, the right to exercise its redemption rights, rather it only has the ability to determine whether we will settle our obligations in the form of cash or Class A shares. If our conflicts committee causes us to elect to exchange tendered Operating Partnership Units for our Class A shares, the issuance of such shares will be subject to the ownership limits set forth in our operating agreement. Any redemption or exchange would increase our percentage ownership interest in the Operating Partnership.

Pursuant to provisions of the partnership agreement of the Operating Partnership and our Registration Rights Agreement with MGM, if our conflicts committee causes us to elect to acquire Operating Partnership Units tendered for redemption in exchange for our Class A shares, and if such election would cause any person to violate the ownership restrictions set forth in our operating agreement and such excess Operating Partnership Units (and any other Operating Partnership Units that the tendering limited partner agrees to treat as such) have a value of at least $5,000,000 (based on an Operating Partnership Unit having a value equal to the trailing ten-day daily trading price of our Class A shares) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then our conflicts committee may also cause us to elect to undertake a redemption, pursuant to which we redeem our Operating Partnership Units with the proceeds from a public offering or private placement of our Class A shares. In the event our conflicts committee causes us to elect to undertake such a redemption, we may require the other limited partners to also elect whether or not to participate. Participating limited partners will receive on the redemption date for each Operating Partnership Unit (subject to adjustment) the net proceeds per share received in the public offering but will have a limited opportunity to withdraw their Operating Partnership Units from the redemption immediately prior to the pricing of the public offering. Further, a limited partner will be permitted to transfer at any time any Operating Partnership Units received as payment under the Master Lease for certain capital improvements in connection with a deconsolidation event. See “Certain Relationships and Related Party Transactions—Master Lease—Maintenance and Capital Improvements.”

Issuance of Units, Shares or Other Securities

Our wholly owned subsidiary, as general partner of the Operating Partnership, has the power to cause the issuance of additional Operating Partnership Units in one or more classes or series, subject to certain exceptions and limitations in the partnership agreement. These additional units may include preferred partnership units. In addition, our wholly owned subsidiary, as general partner, may authorize the issuance of additional partnership interests (including additional classes of units) with preferences in distribution and upon liquidation which could result in our units and/or our distributions being subordinated to such additional interests.

Capital Contributions

The partnership agreement of the Operating Partnership provides that our wholly owned subsidiary, as general partner, may authorize the issuance of additional partnership interests in exchange for any capital contributions, if any, as our wholly owned subsidiary, as general partner, may approve, subject to certain exceptions and limitations in the partnership agreement. Under the partnership agreement, we are generally obligated to contribute the net proceeds received from any offering of our shares of beneficial interest as additional capital to the Operating Partnership in exchange for additional Operating Partnership Units. The partnership agreement also provides that we may make additional capital contributions, including contributions of properties, to the Operating Partnership in exchange for additional Operating Partnership Units, subject to certain exceptions and limitations in the partnership agreement. If we contribute additional capital and receive additional Operating Partnership Units in exchange for a capital contribution, our percentage interest in the Operating Partnership will be increased on a proportionate basis based on the amount of the additional capital contribution and the value of the Operating Partnership at the time of the contribution. In addition, if we contribute additional capital and receive additional Operating Partnership Units for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the Operating Partnership or the issuance or sale of any Operating Partnership Units or other partnership interests.

Borrowing by the Operating Partnership

Our wholly owned subsidiary, as general partner, may cause the Operating Partnership to (or cause subsidiaries of the Operating Partnership to) borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of the Operating Partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of the Operating Partnership (or any applicable subsidiaries).

Tax Matters

Our wholly owned subsidiary, as general partner, is the tax matters partner of the Operating Partnership and therefore has the authority under the Code to handle tax audits on behalf of the Operating Partnership. In addition, our wholly owned subsidiary, as general partner, has the authority to arrange for the preparation and filing of the Operating Partnership’s tax returns and to make tax elections under the Code on behalf of the Operating Partnership.

The partnership agreement of the Operating Partnership provides that, in each jurisdiction in which MGM or any of its subsidiaries files (or is required to file) an affiliated, combined, consolidated or unitary group tax return under state or local tax law with the Operating Partnership or MGP, the Operating Partnership or MGP (as applicable) shall be responsible for an amount of taxes equal to the product of (i) the statutory rate imposed by the relevant state or locality for the tax covered by such return and (ii) the amount of positive income calculated by multiplying the tax base of the Partnership or MGP (as applicable) for that state or locality by the apportionment formula for such return, and taking into consideration nonapportionable items of income for the

Partnership or MGP (as applicable). If, as a result of an adjustment to the state or local taxes of such group, there is an additional amount due and payable or a refund of such state of local taxes previously paid, the obligations of the Partnership or MGP (as applicable) shall be redetermined. We do not expect to have any obligations under the provisions described above. However, we could be liable pursuant to such provisions as a result of a change in law or if we become subject to tax in certain jurisdictions in which we do not currently operate, and such liability could be for a greater amount than the tax that we would incur on a stand-alone basis.

Allocations of Net Income and Net Losses to Partners

The net income or net loss of our Operating Partnership will generally be allocated to the limited partners of the Operating Partnership in accordance with their respective ownership of Operating Partnership Units. However, in some cases, gains or losses may be disproportionately allocated to partners who have contributed property to or guaranteed debt of the Operating Partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations.

Capital Improvements

As described in the description of the Master Lease, in the event of a deconsolidation event, the Landlord will be required to pay the Tenant, should the Tenant so elect, for certain capital improvements that would not constitute “normal tenant improvements” in accordance with U.S. GAAP, and subject to an initial cap of $100 million in the first year of the Master Lease increasing annually by $75 million each year thereafter. Pursuant to the partnership agreement of the Operating Partnership, our wholly owned subsidiary, as general partner, will cause the Landlord to make such a payment, or, if elected at the sole discretion of the general partner, the general partner will issue to Tenant, or Tenant’s designee, Operating Partnership Units with an aggregate fair market value equal to such payment owed upon a deconsolidation event. Such Operating Partnership Units issued upon a deconsolidation event for capital improvements shall be freely transferable, but will not be subject to the twelve-month ownership limitation described above in “—Transferability of Interests” and “—Redemption/Exchange Rights.”

Operations

Our wholly owned subsidiary, as general partner, intends to manage the Operating Partnership in a manner that will enable us to maintain our qualification as a REIT and to minimize any U.S. federal income tax liability. The partnership agreement of the Operating Partnership provides that the Operating Partnership will assume and pay when due, or reimburse us for payment of, all costs and expenses relating to the operations of or for the benefit of the Operating Partnership.

Business Activity

Neither we, nor MGM, nor any partner in the Operating Partnership or any of our and their respective affiliates (other than our wholly owned subsidiary, as general partner) shall be precluded from engaging in any business of any type or in any activity for profit or to engage in or possess an interest in other business ventures of any type or any description, including such business interests and activities that directly compete with the business and activities of any member of the Operating Partnership. Nothing in the agreement of the Operating Partnership shall give any partner in the Operating Partnership a right in any business venture of us, MGM, or our respective affiliates. The doctrine of corporate opportunity shall not apply to us, MGM, or any partner in the Operating Partnership or any of our or their respective affiliates. If we, MGM, or any partners in the Operating Partnership or any of our and their respective subsidiaries acquires knowledge of a potential transaction, agreement or arrangement that may be an opportunity to the Operating Partnership, such party shall have no duty to communicate or offer such opportunity to the Operating Partnership and shall not be liable to the Operating

Partnership, any partner, or any person who acquires an interest in the Operating Partnership, for breach of the agreement of the Operating Partnership or any duty otherwise existing at law, in equity or otherwise for failure to communicate such opportunity to the Operating Partnership.

Term

The Operating Partnership will continue in full force and effect until dissolved in accordance with the terms of the partnership agreement or as otherwise provided by law.

Indemnification and Limitation of Liability

To the fullest extent permitted by applicable law, the partnership agreement of the Operating Partnership provides, subject to express limitations in the partnership agreement, for indemnification of (a) any general partner, (b) any person who is or was an affiliate of the general partner, (c) any person who is or was a manager, managing member, officer, director, agent, tax matters partner, partnership representative (or similar), fiduciary or trustee of the Operating Partnership or any of its subsidiaries (each a “Group Member”), a general partner or any of their respective affiliates, (d) any Group Member or any affiliate of any Group Member, (e) any person who is or was serving at the request of the general partner or any of its affiliates as a manager, managing member, officer, director, agent, tax matters partner, partnership representative (or similar), fiduciary or trustee of another person, (f) MGM and its affiliates and (g) any person that the general partner designates as an “Indemnitee” for purposes of the partnership agreement (each, an “Indemnitee”; provided, that a person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Operating Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to the partnership agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to the partnership agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

Our wholly owned subsidiary, as general partner, is not liable to the Operating Partnership or its partners except in the event that, in connection with such liability, it acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that its conduct was criminal. The limited partners expressly acknowledge that our wholly owned subsidiary, as general partner, is acting for the benefit of the Operating Partnership, the limited partners and our shareholders collectively, that the general partner is under no obligation to give priority to the separate interests of the limited partners or the general partner’s shareholders in deciding to cause the Operating Partnership to take (or decline to take) any actions and that the general partner shall not be liable to the Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions so long as the general partner acted in good faith. A determination, other action or failure to act by the general partner will be deemed to be in good faith unless the applicable party believed such determination, other action or failure to act was adverse to the interests of the Operating Partnership. In any proceeding brought by the Operating Partnership, any partner, any person who acquires an interest in the Operating Partnership or any person who is bound by the partnership agreement challenging such action, determination or failure to act, the person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or failure to act was not in good faith. The limited partners have no liability under the partnership agreement of the Operating Partnership (except with respect to a breach thereof) except as expressly provided for in the partnership agreement of the Operating Partnership or under the Delaware Revised Uniform Limited Partnership Act.

Except as expressly set forth in the partnership agreement of the Operating Partnership, to the fullest extent permitted by law, no Indemnitee shall have any duties or liabilities, including any fiduciary duties, to the Operating Partnership, any partner, any other person who acquires an interest in an Operating Partnership Unit or any other person who is bound by the partnership agreement of the Operating Partnership. The provisions of the partnership agreement of the Operating Partnership, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of a general partner, any affiliate of the general partner, or other partner in the Operating Partnership or MGM or its affiliates otherwise existing at law or in equity, are expressly agreed and approved by the general partner and the partners and any other person who acquires an interest in the Operating Partnership or any other person who is bound by the partnership agreement of the Operating Partnership.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES AND TRANSACTIONS

The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our shareholders. We cannot assure that our investments objectives will be attained.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We expect to conduct all of our investment activities through the Operating Partnership, a subsidiary through which we will own substantially all of our assets, and its subsidiaries. Our investment objectives will be to increase cash flow, provide quarterly cash distributions, maximize the value of our properties, acquire properties with cash flow growth potential and achieve long-term capital appreciation for our shareholders through increases in the value of our company. We will primarily be engaged in owning, acquiring and leasing large-scale casino resort properties, which include casino gaming, hotel, convention, dining, entertainment, retail and mixed-use facilities, and other resort amenities. We have not established a specific policy regarding the relative priority of our investment objectives. We expect to pursue our investment objectives primarily through the ownership of the Properties and other acquired properties and assets. We will initially lease all of our properties to the Tenant pursuant to the Master Lease under which the Tenant will be responsible for all facility maintenance, insurance required in connection with the Properties and the business conducted on the Properties, taxes levied on or with respect to the Properties (other than taxes on the income of the Landlord) and all utilities and other services necessary or appropriate for the Properties and the business conducted on the Properties. For a discussion of our properties and our business and other strategic objectives, see “Business and Properties of MGP.”

In the future, we plan to explore opportunities to expand by acquiring properties with similar characteristics to our Properties and non-gaming real estate assets. We anticipate that future investment and development activity will be focused primarily in the United States, but will not be limited to any geographic area, property type or business sector. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as REIT for U.S. federal income tax purposes.

We do not have a specific policy as to the amount or percentage of our assets that will be invested in any specific property. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. Following the Formation Transactions and the completion of this offering, our portfolio will consist of ten gaming and related facilities. We expect initially to grow our portfolio through the acquisition of gaming and leisure facilities. As we acquire additional properties and expand our portfolio, we expect to further diversify by geography, asset class and tenant within and outside of the gaming and leisure sector.

We expect to pursue our investment objectives through the direct ownership of properties, but may also make investments in other entities, including joint ventures, if we determine that doing so would be our most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to make investments that would cause us to meet the definition of an “investment company” under the Investment Company Act.

From time to time, we may make investments or agree to terms that support the objectives of our tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe that these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

Purchase and Sale of Properties

Our policy will be to acquire properties primarily for cash flow growth potential and long-term value. Although we do not currently intend to sell any properties, we will sell certain properties where our board of directors or management determines such properties do not fit our strategic objectives or where such action would be in our best interest. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio. Additionally, the Master Lease provides us with a right of first offer with respect to MGM’s development properties located in National Harbor, Maryland and Springfield, Massachusetts, which we may exercise should MGM elect to sell these properties in the future.

Dispositions

Subject to the restrictions in the Master Lease, we may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our board of directors determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties (as discussed above in “—Investment in Real Estate or Interests in Real Estate”) or from investors to raise equity capital.

Investments in Real Estate Mortgages

Our policy will be to make investments in and outside of the gaming and leisure sector real estate properties. We do not presently intend to invest in mortgages or other real estate interests. However, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, we may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (including partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies. If we were to acquire investment securities, we would limit the total amount of such securities so that we would not, as a result of such investments, meet the definition of an “investment company” under the Investment Company Act.

Financing Policies

We expect to employ leverage in our capital structure in amounts that we determine appropriate from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our operating agreement does not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or nonrecourse debt and cross-collateralized debt). We expect, however, to be subject to certain indebtedness limitations pursuant to the restrictive covenants of our outstanding indebtedness, including the Revolving Credit Facility, the Term Loan Facilities and the Senior Notes. We may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our Class A shares, growth and acquisition opportunities and other factors. If these limits are relaxed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our shareholders.

To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may, without shareholder approval, borrow money under our credit facility, issue debt or equity securities, including securities senior to our shares, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume indebtedness, obtain mortgage financing on a portion of our owned properties, engage in a joint venture, or employ a combination of these methods.

Investment and Other Policies

We may, but do not presently intend to, make investments other than as previously described. We may offer our shares, preferred shares, options, other equity securities senior to our shares, or debt securities in exchange for cash or property and to repurchase or otherwise reacquire our shares or other equity or debt securities in exchange for cash or property. Other than the initial issuance, we have not issued shares or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any shares. We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify to be taxed as a REIT, unless, because of circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests to qualify to be taxed as a REIT. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors without notice to or the vote of our shareholders. We will limit our investments in such securities so that we will not fall within the definition of an “investment company” under the Investment Company Act.

Code of Business Conduct and Ethics

See “Conflicts of Interest and Fiduciary Duties—Code of Business Conduct and Ethics.”

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold, or we may consider making loans to, or guaranteeing the debt of, joint ventures in which we participate or may participate in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. We do not currently intend to engage in any significant lending activities. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act. However, our board of directors may adopt a lending policy without notice to or the vote of our shareholders.

Reporting Policies

Following the Formation Transactions, we will become subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. Such filings will be publicly available to our shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations of an Investment in MGP Class A Shares

The following is a summary of the material U.S. federal income tax consequences of an investment in MGP Class A shares. For purposes of this section under the heading “Material U.S. Federal Income Tax Considerations,” references to “MGP,” “we,” “our” and “us” generally mean only MGP and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to “tenants” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax laws or the possible application of the alternative minimum tax, the 3.8% Medicare tax on net investment income or U.S. federal gift or estate taxes, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	banks, insurance companies, regulated investment companies, or other financial institutions;

•	dealers or brokers in securities or currencies;

•	partnerships, other pass-through entities and trusts, including REITs;

•	partners in partnerships holding MGP Class A shares;

•	persons who hold MGP Class A shares on behalf of other persons as nominees;

•	persons who receive MGP Class A shares as compensation;

•	persons holding MGP Class A shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons who are subject to alternative minimum tax;

•	tax-exempt organizations, except to the extent provided in “—Taxation of Shareholders—Taxation of Tax-Exempt Shareholders” below; and

•	foreign investors, except to the extent provided in “—Taxation of Shareholders—Taxation of Non-U.S. Shareholders” below.

This summary assumes that investors will hold their shares as a capital asset, which generally means property held for investment.

The U.S. federal income tax treatment of holders of MGP Class A shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular investor holding MGP Class A shares will depend on the investor’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of MGP Class A shares.

Taxation of MGP

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ending December 31, 2016, upon the filing of our U.S. federal income tax return for such period. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

In connection with the Formation Transactions, we expect to receive an opinion of REIT Tax Counsel to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2016. It must be emphasized that the opinion of REIT Tax Counsel will be based on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify to be taxed as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will qualify to be taxed as a REIT for any particular year. The opinion will be expressed as of the date issued. REIT Tax Counsel will have no obligation to advise us or MGP shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinion.

Our qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by REIT Tax Counsel. Our ability to qualify to be taxed as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such fair market values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify and continue to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify,” below.

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for distributions that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from an investment in a “C corporation.” A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that we generate is taxed only at the shareholder level upon a distribution to our shareholders.

Most U.S. shareholders (as defined below) that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, distributions from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Currently, the highest marginal non-corporate U.S. federal income tax rate (exclusive of any Medicare tax, if applicable) applicable to ordinary income is 39.6%. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions” below.

Any net operating losses, foreign tax credits and other tax attributes will be utilized at the corporate level and generally do not pass through to MGP shareholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions” below.

If we qualify to be taxed as a REIT, it will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, under certain circumstances, including deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% gross income test and/or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we violate the asset tests (other than certain de minimis violations) or certain other requirements applicable to REITs, as described below, and yet maintain qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the nonqualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification—General” below.

•	A 100% tax may be imposed on certain transactions between us and a TRS that do not reflect arm’s-length terms.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a “C” corporation) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following our acquisition from the C corporation. Treasury regulations exclude from the application of this built-in gains tax any gain from the sale of property we acquire in an exchange under Section 1031 (a like-kind exchange) or 1033 (an involuntary conversion) of the Code.

•	The earnings of any TRS of us will generally be subject to U.S. federal corporate income tax.

•

We may elect to retain and pay income tax on our net capital gain. In that case, a shareholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for the shareholder’s proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in our Class A shares.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.	in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares or other beneficial interest is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

7.	that meets other tests described below, including with respect to the nature of its income and assets and the amounts of its distributions.

The Code provides that conditions (1) through (4) above must be met during the entire taxable year, and that condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) above need not be met during an entity’s initial tax year as a REIT (which, in our case, will be 2016). Our operating agreement will provide restrictions regarding the ownership and transfers of our shares of beneficial interest, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we, in all cases, will be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next two sentences, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirements described in condition (6) above, we will be treated as having met this requirement. Moreover, if our failure to satisfy the share ownership requirements is due to reasonable cause and not willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares of beneficial interest. To do so, we must demand written statements each year from the record holders of significant percentages of our Class A shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our Class A shares and other information.

In addition, an entity generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and will thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, such as the Operating Partnership, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

We have control of the Operating Partnership and its subsidiaries and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail the gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take otherwise corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us or our subsidiaries, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would generally be treated as a either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirements that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests” below.

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, and no more than 5% of the value of our assets can be represented by the securities of any single taxable corporation, in each case unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to MGP shareholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

U.S. federal income tax law limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRS, if any, will be conducted on an arm’s-length basis.

Income Tests

In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness, certain hedging transactions and certain foreign currency gains, generally must be derived from “rents from real property,” gains from the sale of real estate assets (other than publicly offered REIT debt instruments that would not be real estate assets but for the inclusion of publicly offered REIT debt instruments in the meaning of real estate assets), interest income derived from mortgage loans secured by real property or an interest in real property (including certain types of mortgage-backed securities and certain mortgage loans secured by both real and personal property), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from “prohibited transactions,” discharge of indebtedness, certain hedging transactions and certain foreign currency gains, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant generally will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed-percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of MGP shares actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant,

or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally are not permitted to operate or manage our properties or to furnish or render services to our tenants, subject to a 1% de minimis exception and except as further provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue, or a TRS that is wholly or partially owned by us, to provide both customary and non-customary property management or services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.” Any amounts that we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We expect that the rent payments received pursuant to the Master Lease will be treated as “rents from real property” for purposes of the REIT gross income tests.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on (i) real property or an interest in real property or (ii) property described in (i) and other property if such other property constitutes 15% or less of the total fair market value of the secured property. If we receive interest income with respect to a mortgage loan that is described in the preceding clause (ii) such interest income may need to be apportioned between the real property and the other collateral for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person.

However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income

Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests,” below), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Certain items of income or gain attributable to hedges of foreign currency fluctuations with respect to income that satisfies the REIT gross income requirements may also be excluded from the 95% and 75% gross income tests as well as certain items of income or gain attributable to certain counteracting hedges that offset prior qualifying hedges where the prior debt is repaid or qualifying assets underlying such prior hedges are sold. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability (i.e., generally our net income divided by our gross income). We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Asset Tests

At the close of each calendar quarter, we must also satisfy certain tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other REITs, as well as some kinds of mortgage-backed securities and mortgage loans. The term “real estate assets” also includes debt instruments of publicly offered REITs, personal property securing a mortgage secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs or qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics or to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property (to the extent such property does not constitute a “real estate asset”) or non-real estate securities), may not, in the aggregate, exceed 25% of the value of our total assets. For taxable years beginning after December 31, 2017, the aggregate value of all securities of TRSs that we hold may not exceed 20% of the value of our total assets.

Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met.

Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test (for purposes of value) described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% value limitation. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the

10% value limitation, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

Certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification, notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause MGP to lose its REIT qualification if (i) it satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of its assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, MGP still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described below.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or the period of time prescribed by Treasury regulations to be issued, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or the period of time prescribed by Treasury regulations to be issued, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, we are required to make distributions, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

(a)	90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after-tax net income, if any, from foreclosure property (as described below); minus the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration. These distributions will be treated as received by MGP shareholders in the year in which paid. Unless we qualify as a “publicly offered REIT”, our distributions must not be “preferential dividends” in order to be counted for purposes of satisfying the annual distribution requirements and qualify for the dividends paid deduction. A distribution is not a preferential dividend if the distribution is

(i) pro rata among all outstanding shares within a particular class and (ii) in accordance with any preferences among different classes of shares as set forth in our organizational documents. We intend to be a publicly offered REIT and therefore any preferential dividends paid by us will qualify for the dividends paid deduction.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for MGP shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. MGP shareholders would then increase the adjusted basis of their shares by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

To the extent that we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to MGP shareholders of any distributions that are actually made. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions,” below.

If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay distributions or we may pay distributions through the distribution of other property (including MGP Class A shares) in order to meet the distribution requirements, while preserving our cash.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for distributions paid for the earlier year but treated as an additional distribution to our shareholders in the year such dividends are paid. In this case, MGP may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any distribution that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding such transactions.

Derivatives and Hedging Transactions

We may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, (i) income from a hedging transaction we enter into (A) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, including gain from the sale or disposition of a position in such a transaction or (B) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests will not constitute gross income for purposes of the 75% or 95% gross income test; and (ii) if we enter into a position described in clause (i)(A) above with respect to indebtedness described therein or clause (i)(B) above with respect to property generating income described therein, and in connection with the extinguishment or disposition of such indebtedness or property we enter into a transaction that would be a hedging transaction within the meaning of clause (i) above as to any position referred to in this clause (ii) if such position were ordinary property, then any income from such a position or transaction described in this clause (ii) will not constitute gross income for purposes of the 75% or 95% gross income test so long as, in each of the foregoing clauses (i) and (ii), the transaction or position is clearly identified, as specified in Treasury regulations, before the close of the day on which it was acquired, originated, or entered into. To the extent that we enter into hedging transactions that are not described in the preceding clause (i) or (ii), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to shareholders would be taxable as regular corporate dividends. Such dividends paid to U.S. shareholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Tax Aspects of Investments in Partnerships

General

MGP will hold property through the Operating Partnership, which intends to be taxed as a partnership for U.S. federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. MGP will include its allocable share of these partnership items for purposes of computing its REIT taxable income, and for purposes of the various REIT income tests, will include its proportionate share of these partnership items based on its capital interest in such partnership. Moreover, for purposes of the REIT asset tests, MGP must include its proportionate share of assets held by subsidiary partnerships, based on its capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of its interest in partnership assets will be based on MGP’s proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that MGP holds an equity interest in a partnership, such as the Operating Partnership, such partnership’s assets and operations may affect MGP’s ability to continue to qualify as a REIT, even though it may have no control, or only limited influence, over any such partnership.

Entity Classification

The ownership by MGP of equity interests in a partnership involves special tax considerations, including the possibility of a challenge by the IRS of the status of a subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If a subsidiary partnership were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, generally would be subject to an entity-level tax on its income. In such a situation, the character of MGP’s assets and items of its gross income would change and would preclude it from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of any one corporation) or the gross income tests as discussed in “—Asset Tests” and “—Income Tests” above, and in turn would prevent MGP from qualifying as a REIT. See “—Failure to Qualify,” above, for a discussion of the effect of MGP’s failure to meet these tests for a taxable year.

In addition, any change in the status of a subsidiary partnership for tax purposes might be treated as a taxable event, in which case MGP could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to an Investment in a Partnership

Under the Code and Treasury regulations promulgated thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution, or the book-tax difference. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or partnership property that has been revalued on the books of the partnership, must be allocated in a manner so that the contributing partners, or partners who held an interest in the partnership at the time of such revaluation, are charged with the unrealized gain or benefit from the unrealized loss associated with the property at the time of such contribution or revaluation. Any elections or other decisions relating to Operating Partnership allocations under Section 704(c) of the Code (including whether to use the “traditional method,” the “traditional method with curative allocations” or the “remedial method”) shall be made by the general partner of the Operating Partnership, which will be a wholly-owned subsidiary of MGP.

Partnership Audit Rules

The recently enacted Bipartisan Budget Act of 2015 changes the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirect invest, including the Operating Partnership, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our Class A shares.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The following is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of our Class A shares applicable to taxable U.S. shareholders. A U.S. shareholder is any holder of our Class A shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our Class A shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A shares.

Distributions

So long as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our distributions are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal income tax rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate-level income tax (less the amount of corporate tax on such income);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Dividends that we designate as capital gain dividends will generally be taxed to our U.S. shareholders as long-term capital gains to the extent that such dividends do not exceed our actual net capital gain for the taxable year or our dividends paid for the taxable year, without regard to the period for which the shareholder that receives such dividend has held its shares. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of MGP” and “—Annual Distribution Requirements.” U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates (although depending on the characteristics of the assets that produced these gains and on designations that we may make, certain capital gain dividends may be taxed at a 25% rate), and 35% in the case of U.S. shareholders that are corporations.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a U.S. shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the U.S. shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder’s shares, the shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that we declare in October, November or December of any year and that is payable to a U.S. shareholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of MGP” and “— Annual Distribution Requirements.”

Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dispositions of MGP Class A Shares

If a U.S. shareholder sells or disposes of our Class A shares, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition, and the shareholder’s adjusted tax basis in the shares (generally the amount paid for such shares). In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our Class A shares will be subject to a maximum U.S. federal income tax rate of 20% if the shares are held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a U.S. shareholder upon the disposition of our Class A shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, trusts and estates who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our Class A shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the shareholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our Class A shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our Class A shares or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions that we make and gains arising from the sale or exchange by a U.S. shareholder of our Class A shares will not be treated as passive activity income. As a result, shareholder will not be able to apply any “passive losses” against income or gain relating to our Class A shares. A U.S. shareholder may elect to treat capital gain dividends, capital gains from the disposition of our capital shares and income designated as qualified dividend income, as described above, as investment income for purposes of computing the investment interest limitation, but in such case, the shareholder will be taxed at ordinary income rates on such amount. To the extent that distributions we make do not constitute a return of capital, they will generally be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Shareholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of MGP Class A shares applicable to non-U.S. shareholders. A “non-U.S. shareholder” is any holder of MGP Class A shares other than a partnership or U.S. shareholder.

Ordinary Dividends

The portion of distributions received by non-U.S. shareholders that (i) is payable out of our current or accumulated earnings and profits, (ii) is not designated as capital gains, (iii) is not effectively connected with a U.S. trade or business of the non-U.S. shareholder (or if required by an applicable income tax treaty, the non-U.S. shareholder does not maintain a permanent establishment in the United States to which such distributions are attributable) and (iv) is not attributable to gains from the sales or exchanges of United States real property interests, as defined in Section 897 of the Code (“USRPIs”), will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our Class A shares. In cases where the distribution income from a non-U.S. shareholder’s investment in our Class A shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business (through a United States permanent establishment, where applicable), the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income, as adjusted for certain items, may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. shareholder that is a corporation.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. shareholder unless (i) a lower treaty rate applies and the non-U.S. shareholder provides us an IRS Form W-8BEN or W-8BEN-E (or applicable successor form) evidencing eligibility for that reduced treaty rate; or (ii) the non-U.S. shareholder provides us an IRS Form W-8ECI (or applicable successor form) with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

Non-Dividend Distributions

Unless our Class A shares constitute a USRPI, distributions that we make which are not dividends out of our earnings and profits, not attributable to gain from the disposition of USRPIs and not in excess of the adjusted tax basis of the non-U.S. shareholder’s shares will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. For withholding purposes, because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. To the extent that such distributions exceed the non-U.S. shareholder’s adjusted tax basis in such shares, the distributions will generally give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. However, recent legislation may cause such excess distributions to be treated as dividend income for certain non-U.S. shareholders.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a distribution that we make to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under “—Ordinary Dividends” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% (20% to the extent provided in Treasury regulations) of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Dividends received by a non-U.S. shareholder that we properly designate as capital gain dividends and are attributable to dispositions of our assets other than USRPIs generally are not subject to U.S. federal income or withholding tax, unless (i) the investment in our Class A shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business (through a United States permanent establishment where applicable), in which case the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty), or (ii) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. shareholder will be subject to a 30% tax on his capital gains (reduced by certain capital losses). We expect that a significant portion of our assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be subject to the 35% withholding tax described above, and instead will be treated in the same manner as an ordinary dividend, if the distribution is received (i) with respect to a class of shares that is regularly traded on an established securities market located in the United States and the recipient non-U.S. shareholder does not own more than 10% of that class of shares at any time during the year ending on the date on which the distribution is received; (ii) by certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital shares; or (iii) by a “qualified foreign pension fund” (as defined in the Code) or any entity all of the interests of which are held by such a qualified foreign pension fund. We anticipate that our Class A shares will be “regularly traded” on an established securities exchange.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our Class A shares held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. shareholders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. shareholders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of Our Class A Shares

Unless our Class A shares constitute USRPIs, a sale of the shares by a non-U.S. shareholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our Class A shares will be treated as USRPIs if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, our Class A shares will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. persons at all times during a specified testing period. No assurance can be given that we will be a domestically controlled qualified investment entity.

In the event that we are not a domestically controlled qualified investment entity, but our Class A shares are “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. shareholder’s sale of our Class A shares nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. shareholder held 10% or less of our outstanding shares at any time during a prescribed testing period. We expect that our Class A shares will be regularly traded on an established securities market.

Even if none of the foregoing tests are met and our Class A shares are not considered to be regularly traded on an established securities market, dispositions of our capital shares by qualified shareholders would still be exempt from FIRPTA, except to the extent owners of such qualified shareholders own, actually or constructively, more than 10% of our capital shares. Furthermore, dispositions of our capital shares by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

If gain on the sale of our Class A shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the shares could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of our Class A shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder’s investment in the shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (through a United States permanent establishment, where applicable), the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty), or (ii) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain (reduced by certain capital losses). In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our Class A shares, a non-U.S. shareholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. shareholder (a) disposes of our Class A shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other of our Class A shares during the 61-day period beginning with the first day of the 30-day period described in clause (a). The preceding sentence shall not apply to a non-U.S. shareholder if the non-U.S. shareholder did not own more than 5% of the shares at any time during the one-year period ending on the date of the distribution described in clause (a) of the preceding sentence and the class of shares is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market in the United States.

Non-U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our Class A shares.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that a tax-exempt shareholder has not held our Class A shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), distributions that we make and income from the sale of the shares generally should not give rise to UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our Class A shares could be required to treat a percentage of any distributions received from it as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension trust shareholders in order to satisfy the REIT “closely held” test and (ii) either (a) one pension trust owns more than 25% of the value of our Class A shares or (b) one or more pension trusts, each individually holding more than 10% of the value of the shares, collectively own more than 50% of the value of the shares. Certain restrictions on ownership and transfer of our shares generally should prevent a tax-exempt entity from owning more than 10% of the value of our Class A shares and generally should prevent us from becoming a pension-held REIT.

Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning the MGP Class A Shares.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process, the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal income tax laws and interpretations thereof could adversely affect an investment in MGP Class A shares.

Backup Withholding and Information Reporting

In general, MGP is required to report to U.S. shareholders of MGP Class A shares and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Backup withholding may apply to dividends paid to a U.S. holder of MGP Class A shares unless such holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder of MGP Class A shares that does not provide its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS.

In general, MGP is required to report annually to non-U.S. shareholders of MGP Class A shares and the IRS the amount of dividends paid to such non-U.S. shareholders and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder of MGP Class A shares resides under the provisions of an applicable income tax treaty. A non-U.S. holder of MGP Class A shares may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds from a sale of MGP Class A shares within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of MGP Class A shares conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

A U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with certification identifying certain of its direct and indirect U.S. owners. Under certain circumstances, a shareholder may be eligible for refunds or credits of such taxes. These withholding taxes are imposed on distributions paid with respect to our Class A shares, and on gross proceeds from the sale or other taxable disposition of our Class A shares after December 31, 2018 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our Class A shares) that fail to satisfy the above requirements. Shareholders should consult with their tax advisors regarding the possible implications of this legislation on their ownership and disposition of our Class A shares.

State, Local and Foreign Taxes

We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to shareholders as credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our Class A shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of Class A shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Evercore Group L.L.C.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
BNP Paribas Securities Corp.
Fifth Third Securities, Inc.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
Credit Agricole Securities (USA) Inc.
Union Gaming Securities, LLC
Scotia Capital (USA) Inc.
Oppenheimer & Co. Inc.

Total	50,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A shares sold under the underwriting agreement if any of these Class A shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Class A shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Class A shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the Class A shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The expenses of the offering, not including the underwriting discount, are estimated at $10.4 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000.

Overallotment Option

We have granted an overallotment option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 7,500,000 additional Class A shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the Class A shares offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related persons. If these persons purchase reserved Class A shares, this will reduce the number of Class A shares available for sale to the general public. Any reserved Class A shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A shares offered by this prospectus.

No Sales of Similar Securities

We have agreed that we will not:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by the delivery of our Class A shares or such other securities, in cash or otherwise), or file with the SEC a registration statement under the Securities Act relating to, any of our Class A Shares or any securities convertible into or exercisable or exchangeable for any of our Class A shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any of our Class A Shares or any such other securities (regardless of whether any such transaction is to be settled by the delivery of our Class A shares or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, with certain limited exceptions. In particular, we may issue Class A shares or any securities convertible or exchangeable for Class A shares representing up to 10% of the outstanding Class A shares on a fully diluted basis and, with consent, we may issue Class A shares or any securities convertible or exchangeable for Class A shares representing greater than 10% of the outstanding Class A shares on a fully diluted basis in connection with an acquisition of, a joint venture with or a merger with another company or pursuant to an employee benefit plan assumed by us in connection with such acquisition, joint venture or merger, provided that the recipient of such securities agrees to deliver to the representatives a lock-up agreement having the terms described below.

Our directors, executive officers and our other existing holders of Class A shares and securities convertible into or exchangeable or exercisable into our Class A shares have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of our Class A shares or such other securities, in cash or otherwise), any of our Class A shares or any securities convertible into or exercisable or exchangeable for any of our Class A shares (including, without limitation, our Class A shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant);

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with ownership of any of our Class A shares or such other securities, regardless of whether any such transaction is to be settled by delivery of our Class A shares or such other securities, in cash or otherwise; or

•	make any demand for, or exercise any right with respect to, the registration of any of our Class A shares or any security convertible into or exercisable or exchangeable for our Class A shares.

This lock-up provision applies to Class A shares and such other securities, whether owned now or acquired later, by the person executing the agreement or for which the person executing the agreement acquires the power of disposition.

New York Stock Exchange Listing

We expect the Class A shares to be approved for listing on the New York Stock Exchange under the symbol “MGP.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of Class A shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our Class A shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Class A shares may not develop. It is also possible that after the offering the Class A shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the Class A shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A shares. However, the representatives may engage in transactions that stabilize the price of the Class A shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell Class A shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of Class A shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of Class A shares to close out the covered short position, the underwriters will consider, among other things, the price of Class A shares available for purchase in the open market as compared to the price at which they may purchase Class A shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing Class A shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A shares or preventing or retarding a decline in the market price of our Class A shares. As a result, the price of our Class A shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, certain of the underwriters and their affiliates are acting as initial purchasers, agents, arrangers and/or lenders under the Senior Notes, Bridge Facilities, Revolving Credit Facility and Term Loan Facilities. Certain of the underwriters and their affiliates are also acting as agents, arrangers, lenders, underwriters and/or dealer managers in connection with debt (including the repayment of such debt) and equity issued by MGM. In particular, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as agent for the lenders and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are lenders under the Bridge Facilities. As described in “Use of Proceeds,” net proceeds of this offering will be used to repay borrowings under the Bridge Facilities. Because an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as agent for the lenders and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are lenders under the Bridge Facilities, such affiliates shall receive all or a substantial portion of the net proceeds of this offering.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt

Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A shares offered should conduct their own due diligence on the Class A shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The Class A shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Canada

The Class A shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters, including the validity of shares offered hereby, will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP. Weil, Gotshal & Manges LLP has also represented us with respect to tax and certain corporate matters. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The balance sheet of MGM Growth Properties LLC as of December 31, 2015 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Predecessor as of December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2014 and 2015, and the related financial statement schedule included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-11 with the SEC with respect to our shares being registered hereunder. This prospectus, which is a part of such Registration Statement, does not include all of the information that you can find in such Registration Statement or the exhibits to such Registration Statement. You should refer to the Registration Statement, including its exhibits and schedules, for further information about us and our shares. Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

The historical audited and unaudited financial statements of MGM (which are not incorporated by reference into this prospectus), as the parent and guarantor of our significant lessee, have been filed with the SEC. After this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. MGM’s historical audited and unaudited financial statements and the Registration Statement are, and any of our future filings with the SEC will be, available to the public over the Internet on the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

MGM Resorts International

We have audited the accompanying financial statements comprised of certain real estate assets and related operations of Mandalay Corp., Mandalay Place, Ramparts, Inc., New Castle Corp., MGM Resorts Mississippi, Inc., The Mirage Casino-Hotel, Beau Rivage Resorts, Inc., Bungalow, Inc., New York-New York Hotel and Casino, LLC, Victoria Partners, Park District Holdings, LLC (each of which is a direct or indirect 100%-owned subsidiary of MGM Resorts International (“MGM” or the “Company”)), and MGM Grand Detroit, LLC (a 97%- owned subsidiary of MGM) (such real estate assets and related operations are hereinafter collectively referred to as “Propco”), which include balance sheets as of December 31, 2015 and 2014, and the related statements of operations, parent company equity, and cash flows for each of the years then ended. Our audit also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and financial statement schedule are the responsibility of MGM’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Propco is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Propco’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Propco at December 31, 2015 and 2014, and the results of its operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

March 22, 2016

PROPCO

Balance Sheets

(in thousands)

	December 31,
	2015	2014
Assets
Property and equipment, net	$7,793,639	$7,867,812

Total assets	$7,793 639	$7,867,812

Liabilities
Deferred income taxes, net	$1,734,680	$1,740,465

Total liabilities	1,734,680	1,740,465

Commitments and contingencies (note 5)

Net Parent company equity
Net Parent investment	6,058,959	6,127,347

Total net Parent equity	6,058,959	6,127,347

Total liabilities and net Parent company equity	$7,793,639	$7,867,812

See accompanying notes to financial statements

PROPCO

Statements of Operations

(in thousands)

	Year Ended December 31,
	2015	2014
Operating expenses:
Depreciation	$196,816	$186,262
Property transactions, net	6,665	—
Property taxes	48,122	48,346
Property insurance	10,351	11,634

Loss before income taxes	(261,954)	(246,242)
Provision for income taxes	—	—

Net loss	$(261,954)	$(246,242)

See accompanying notes to financial statements

PROPCO

Statements of Parent Company Equity

(in thousands)

Net Parent Company Equity
Balance at December 31, 2013	$6,296,856
Net loss	(246,242)
Net transfers from Parent	76,733

Balance at December 31, 2014	6,127,347
Net loss	(261,954)
Net transfers from Parent	193,566

Balance at December 31, 2015	$6,058,959

See accompanying notes to financial statements

PROPCO

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2015	2014
Cash flows from operating activities
Net loss	$(261,954)	$(246,242)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	196,816	186,262
Property transactions, net	6,665	—

Net cash used in operating activities	(58,473)	(59,980)

Cash flows from investing activities
Capital expenditures for property and equipment	(129,308)	(90,504)

Net cash used in investing activities	(129,308)	(90,504)

Cash flows from financing activities
Net cash transfers from Parent	187,781	150,484

Net cash provided by financing activities	187,781	150,484

Cash and cash equivalents
Net change for the period	—	—
Balance, beginning of period	—	—

Balance, end of period	$—	$—

Supplemental non-cash financing disclosures
Allocation of tax attributes (to) from Parent	$5,785	$(73,751)

See accompanying notes to financial statements

PROPCO

Notes to Financial Statements

(in thousands)

1. Business and Formation

MGM Resorts International (“MGM”) (the “Parent”) is a Delaware corporation that acts largely as a holding company and, through wholly owned subsidiaries, owns and operates casino resorts. MGM intends to engage in a series of transactions in which subsidiaries of MGM will transfer the real estate assets of The Mirage, Mandalay Bay, Luxor, New York-New York, Monte Carlo, Excalibur, The Park, Gold Strike Tunica, MGM Grand Detroit, and Beau Rivage (collectively, the “Properties”) to a newly formed property company subsidiary that is controlled by MGM Growth Properties LLC, a newly formed, publicly traded real estate investment trust (“REIT”) (“MGP”). The Properties will be contributed pursuant to a Master Contribution Agreement (the “MCA”). The Properties are combined in these financial statements (the “Propco”). In connection with the transactions described above, each MGM subsidiary contributing property will initially transfer such real estate to newly formed subsidiaries and will subsequently transfer 100% ownership interest in such subsidiaries to MGM Growth Properties Operating Partnership LP (the “Operating Partnership”) in exchange for partnership units. All of the proceeds from MGP’s initial public offering will be used to purchase partnership interests in the Operating Partnership. Following the proposed transactions, a wholly owned subsidiary of MGP will be the general partner of the Operating Partnership, and operate and control all of its business affairs.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Propco comprise the Properties to be owned by MGP pursuant to the proposed transactions outlined above. Prior to the initial public offering and the use of the proceeds from such offering, MGM will retain control of the Propco throughout the proposed transactions, which will be accounted for as a transaction occurring between entities under common control. The proposed transactions will result in a change in reporting entity requiring retrospective combination of the entities’ financial statements. These financial statements reflect the historical financial position, results of operations, Parent company equity, and cash flows of the Propco for the periods presented. The historical financial statements reflect the amounts that have been carved out of MGM’s consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), and reflect estimates and allocations made by MGM to depict the Propco on a stand-alone basis. As a result, the financial statements included herein may not necessarily be indicative of the Propco’s financial position, results of operations, or cash flows had the Propco operated as a stand-alone entity during the periods presented, nor are they indicative of what the Propco’s results of operations, financial position, or cash flows may be in the future.

The accompanying balance sheets include only certain assets and liabilities directly related to MGM that will be transferred pursuant to the MCA, which will be executed between the Propco and MGM in connection with the initial public offering. MGM will retain all assets and liabilities that are not real property of the Properties. Accordingly, the assets and liabilities to be retained by MGM have been excluded from the balance sheets.

The accompanying statements of operations include all costs directly attributable to owning the real estate assets and liabilities transferred. The statements of operations exclude all other costs that are not directly related to the Properties.

The Propco classifies transactions related to long-lived assets, such as normal losses on the disposition of assets, within “Property transactions, net” in the accompanying statements of operations.

All significant transactions between MGM and the Propco are included within net Parent investment in the financial statements. Transactions among the Properties have been eliminated in the presentation of the financial statements.

PROPCO

Notes to Financial Statements (continued)

(in thousands)

Use of Estimates

The Propco has made a number of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities in the financial statements of the Propco. Estimates are required in order to prepare the financial statements in conformity with U.S. GAAP. Significant estimates, judgments, and assumptions are required in a number of areas, including, but not limited to, determining the useful lives of real estate properties, evaluating the impairment of long-lived assets, and the allocation of income taxes. The Propco has based these estimates, judgments, and assumptions on historical experience and various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Property and Equipment

Land is recorded at cost and buildings are recorded at cost, less accumulated depreciation. Additions and substantial improvements are capitalized and include expenditures that materially extend the useful lives of existing assets.

Property and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Fixtures and equipment	3 to 20 years

Impairment of Long-Lived Assets

In accordance with accounting standards governing the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including land, buildings and improvements, land improvements, and equipment is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets, or significant changes in business strategies. If such circumstances arise, the Propco uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows plus net proceeds expected from disposition of the asset (if any) are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the years ended December 31, 2015 and 2014.

Geographical Risk

The majority of the Propco’s assets are located in Las Vegas, Nevada. Accordingly, future negative trends in local economic activity or natural disasters in this area might have a more significant effect on the Propco than a more geographically diversified entity and could have an adverse impact on the its financial condition and operating results.

PROPCO

Notes to Financial Statements (continued)

(in thousands)

Income Taxes

Income taxes are presented on a separate return basis, even though the operating results of Propco are included in the consolidated or unitary income tax returns of MGM. Income taxes in the accompanying financial statements are presented as if the Propco were held in a separate corporation that filed separate income tax returns.

The Propco accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Propco determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Propco recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Propco considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax- planning strategies, and results of recent operations. If the Propco determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Propco would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification Topic (“ASC”) 740, Income Taxes, on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Propco recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Recently Issued Accounting Standards

In February 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-02, Amendments to the Consolidation Analysis, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. ASU 2015-02 amends the assessment of whether a limited partnership is a variable interest entity, the effect that fees paid to a decision-maker have on the consolidation analysis, how variable interests held by a reporting entity’s related parties or de facto agents affect its consolidation conclusion, and, for entities other than limited partnerships, clarifies how to determine whether the equity holders as a group have power over an entity. ASU 2015-02 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Propco will adopt this guidance beginning with its interim financial statements for the three months ended March 31, 2016, and is currently assessing the impact that adoption of ASU 2015-02 will have on its financial statements and footnote disclosures.

3. Property and Equipment

Property and equipment, net of accumulated depreciation, consists of the following:

	December 31,
	2015	2014
Land	$4,107,953	$4,107,945
Buildings and improvements	5,857,232	5,762,869

Gross land, buildings, and improvements	9,965,185	9,870,814
Less: accumulated depreciation	(2,171,546)	(2,003,002)

Property and equipment, net	$7,793,639	$7,867,812

PROPCO

Notes to Financial Statements (continued)

(in thousands)

Depreciation expense on property and equipment was $196,816 and $186,262 for the years ended December 31, 2015 and 2014, respectively.

Along with certain other MGM assets, the land and substantially all of the assets of The Mirage and MGM Grand Detroit secure a portion of MGM’s senior credit facility. In addition, the land and substantially all of the assets of New York-New York and Gold Strike Tunica secure the entire amount of MGM’s senior credit facility.

4. Income Taxes

Taxable losses generated by the Propco have been included in the consolidated or unitary income tax returns of MGM. Income taxes in the accompanying financial statements are presented as if the Propco were held in a separate corporation that filed separate income tax returns. MGM believes the assumptions underlying its allocation of income taxes to the Propco on a separate return basis are reasonable. However, the amounts allocated for income taxes in the accompanying financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had the Propco been a separate stand-alone entity.

The provision for income taxes attributable to the loss before income taxes is as follows:

Year Ended December 31,
	2015	2014
Federal:
Current	$—	$—
Deferred	—	—

Provision for federal income taxes	$—	$—

State:
Current	$—	$—
Deferred	—	—

Provision for state income taxes	$—	$—

The Propco has no provision for income taxes as it has a full valuation allowance on its losses.

A reconciliation of the federal income tax statutory rate and the Propco’s effective tax rate is as follows:

	Year Ended December 31,
	2015	2014
Federal income tax statutory rate	35%	35%
Federal valuation allowance(1)	(35)	(35)

Effective tax rate	—%	—%

(1)	Management assesses all available positive and negative evidence to estimate whether sufficient future taxable income will be generated to use the existing deferred tax assets. Due to significant historical losses, a full valuation allowance of $91,684 and $86,185 has been recorded on deferred tax assets attributable to losses incurred in the years ended December 31, 2015 and 2014, respectively. The Propco intends to maintain the valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance.

PROPCO

Notes to Financial Statements (continued)

(in thousands)

The major tax-effected components of the Propco’s net deferred tax liability were as follows:

	December 31,
	2015	2014
Deferred tax liability—federal and state:
Property and equipment	$1,734,680	$1,740,465

Total deferred tax liability	$1,734,680	$1,740,465

The net operating losses generated by the Propco have been utilized by MGM and are not available to reduce future taxable income of the Propco. Therefore, the deferred tax assets presented above do not include the net operating losses generated by the Propco as it will not obtain a future economic benefit for these amounts.

The Propco has adopted the accounting policy that interest and penalties will be classified as a component of income tax expense. No interest or penalties were recorded for the years ended December 31, 2015 or 2014.

The operating results of the properties comprising the Propco are included in the consolidated federal income tax return of which MGM is the Parent. As of December 31, 2015, MGM and its subsidiaries are no longer subject to examination of their U.S. federal income tax returns filed for years ended prior to 2011.

5. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, tax assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/ or remediation can be reasonably estimated. Legal costs incurred with respect to these items are expensed as incurred. There were no loss contingencies as of December 31, 2015 or 2014.

6. Related-Party Transactions and Parent Company Equity

Prior to the closing of the initial public offering, the Operating Partnership and MGP will enter into a corporate services agreement that will cover financial, administrative and operational support services, including accounting and finance support, human resources support, legal and regulatory compliance support, insurance advisory services, internal audit services, governmental affairs monitoring and reporting services, information technology support, construction services, and various other support services.

Allocation of Expenses

The financial statements include the allocation of property insurance costs incurred and paid by MGM. MGM has an annual master property insurance program for which a total premium is allocated to each property. The allocation is based on total location value as well as the specific item insured (building, personal property, and business interruption). Finally, the allocated amounts are adjusted by specific risk factors such as loss expectation and geographical location. Property insurance expenses were allocated to the Propco for the all Properties being transferred. The expense allocations have been determined on a basis that both the Propco and MGM consider to be a reasonable reflection of the benefit received by the Propco during the periods presented. The allocations may not, however, reflect the expense the Propco would have incurred as a stand-alone entity for the periods presented. Actual costs that may have been incurred if the Propco had been a stand-alone entity would depend on a number of factors, including, but not limited to, the chosen insurance coverage.

PROPCO

Notes to Financial Statements (continued)

(in thousands)

Parent Company Equity

It is not meaningful to show member’s capital or retained earnings for the Propco. The net assets are represented by the cumulative investment of MGM which is shown as net Parent investment, and comprises member’s capital and retained earnings of the companies within the Propco.

Net transfers to Parent are included within net Parent investment on the statements of Parent company equity.

7. Subsequent Events

Events subsequent to December 31, 2015 were evaluated through March 22, 2016, the date these audited Financial Statements were available to be issued, and no events were identified requiring further disclosure in these audited Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

MGM Resorts International

We have audited the accompanying balance sheet of MGM Growth Properties LLC (the “Company”) as of December 31, 2015. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

March 22, 2016

MGM Growth Properties LLC

Balance Sheet

(in thousands, except share amounts)

December 31, 2015
Assets

Total assets	$—

Commitments and contingencies (note 5)

Shareholder’s equity
Class A shares, 100 shares authorized, 100 shares issued and outstanding	$—

Total shareholder’s equity	$—

See accompanying notes to balance sheet

MGM Growth Properties LLC

Notes to Balance Sheet

(in thousands, except share amounts)

December 31, 2015

1. Business

MGM Growth Properties LLC (“MGP”) is a newly formed limited liability company that was organized in Delaware on October 23, 2015. MGP expects to conduct its operations through MGM Growth Properties Operating Partnership, LP (the “Operating Partnership”), a Delaware limited partnership that will be formed prior to the initial public offering discussed below. MGP intends to make an election on its federal income tax return for its taxable year ending December 31, 2016 to be treated as a real estate investment trust (“REIT”).

MGP has submitted a confidential draft Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to an initial public offering of its Class A shares. Prior to the completion of this offering, MGP was a subsidiary of MGM Resorts International (“MGM”). Upon completion of its initial public offering, MGM will own MGP’s outstanding Class B share, representing a majority of the voting power of MGP’s shares. As a result, MGP will continue to be controlled by MGM through its majority voting rights following the initial public offering. A wholly owned subsidiary of MGP will be the general partner and have operating control over the Operating Partnership.

Following the initial public offering, MGP will be a publicly traded, controlled REIT primarily engaged in the real property business, which will consist of owning, acquiring, and leasing large scale destination entertainment and leisure resorts including casino gaming, hotel, convention, dining, entertainment, and retail offerings, through its investment in the Operating Partnership. Initially, the Operating Partnership’s portfolio will consist of the real estate assets of Mandalay Bay, The Mirage, Luxor, Excalibur, New York-New York, Monte Carlo, and The Park, all based in Las Vegas, Nevada, as well as MGM Grand Detroit, based in Detroit, Michigan, and two properties in Mississippi: Gold Strike Tunica and Beau Rivage in Biloxi. A subsidiary of MGP will then lease all of the properties back to MGM under one master lease agreement (the “Master Lease”).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Statements of operations, cash flows and shareholder’s equity are not presented as there has been no activity since the date of inception through December 31, 2015.

MGP generally will not be subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes at least 90% of its taxable income to shareholders and maintains its intended qualification as a REIT.

Reportable Segment

Our properties are similar in that they consist of large scale destination entertainment and leisure resorts, including casino gaming, hotel, convention, dining, entertainment, and retail offerings held by the Operating Partnership, have similar economic characteristics, and will be governed under a single Master Lease. As such, we have aggregated our properties into one reportable segment.

Offering Costs

In connection with this offering, MGM has or will incur legal, accounting, and related costs, which are expected to be reimbursed by MGP upon the consummation of this offering. Such costs directly attributable to the offering

MGM Growth Properties LLC

Notes to Balance Sheet (continued)

(in thousands, except share amounts)

are expected to be deferred and recorded as a reduction of proceeds of the offering, or expensed by MGM if the offering is not consummated. Through the date this audited Balance Sheet was available to be issued, MGM has incurred directly attributable equity offering costs of approximately $5,500, all of which are expected to be reimbursed by MGP upon consummation of this offering.

Concentrations of Credit Risk

Following the transaction, all of real estate holdings of MGP will be leased to MGM, and substantially all of MGP’s revenues will be derived from the Master Lease. MGM is a publicly traded company and is subject to the filing requirements of the Securities and Exchange Act of 1934, as amended. Other than MGP having a single customer from which it derives all of its revenue and the current portfolio not being geographically diverse, management does not believe there are any other significant concentrations of credit risk.

Geographical Risk

The majority of the assets to be contributed to MGP are located in Las Vegas, Nevada. Accordingly, future negative trends in local economic activity or natural disasters in this area might have a more significant effect on MGP than a more geographically diversified entity and could have an adverse impact on the its financial condition and operating results.

Recently Issued Accounting Standards

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the assessment of whether a limited partnership is a variable interest entity, the effect that fees paid to a decision-maker have on the consolidation conclusion, and, for entities other than limited partnerships, clarifies how to determine whether the equity holders as a group have power over an entity. ASU 2015-02 is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Early adoption is permitted. MGP will adopt this guidance beginning with its interim financial statements for the three months ended March 31, 2016, and is evaluating the impact of the adoption of this pronouncement on its financial statements and footnote disclosures.

In April 2015, the FASB issued Accounting Standard Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The amortization of such costs will continue to be reported as interest expense. In addition, in accordance with FASB Accounting Standard Update No. 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements: Amendments to SEC Paragraph Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (“ASU 2015-15”), which will be adopted concurrently with ASU 2015-03, MGP will present the debt issuance costs associated with MGP’s revolving credit facilities as either other assets or a direct deduction from the carrying value of any associated debt liability included within MGP’s financial statements and continue amortizing those deferred costs over the term of the related facilities. ASU 2015-03 requires the new guidance to be applied on a retrospective basis. ASU 2015-03 and ASU 2015-15 are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. MGP will adopt this guidance beginning within its interim financial statements for the three months ended March 31, 2016, and is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

MGM Growth Properties LLC

Notes to Balance Sheet (continued)

(in thousands, except share amounts)

In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date (“ASU 2015-14”), which defers the effective date of Accounting Standards Update No. 2014-09, Revenue From Contracts With Customers (“ASU 2014-09”) to the fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. Additionally, the new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. MGP is currently in the process of determining the method of adoption and assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which replaces the existing guidance in FASB Accounting Standard Codification Topic 840, Leases. ASU 2016-02 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset and for operating leases the lessee would recognize a straight-line total lease expense. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. MGP is currently in the process of determining the method of adoption and assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

3. Shareholder’s Equity

MGP has been capitalized with the issuance of 100 Class A shares, initially owned by MGM, and 1 Class B share, owned by MGM, which holds no economic rights. Our Class B shareholder will be entitled to an amount of votes representing a majority of the total voting power of MGP’s shares. If the holder of the Class B share and its controlled affiliates’ (excluding MGP and its subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%, the Class B share will no longer be entitled to any voting rights. To the extent that the Class B share is entitled to majority voting power pursuant to MGP’s operating agreement, MGM may only transfer the Class B share (other than transfers to us and its controlled affiliates) if and to the extent that such transfer is approved by special approval by an independent conflicts committee, not to be unreasonably withheld. When determining whether to grant such approval, the conflicts committee must take into account the interests of MGP’s Class A shareholders and MGP ahead of the interests of the holder of the Class B share.

4. Income Taxes

MGP intends to elect to be taxed as a REIT as defined under Section 856(a) of the Internal Revenue Code, commencing with its taxable year ending December 31, 2016. To qualify as a REIT, MGP must meet certain organizational, income, asset, and distribution tests. Accordingly, MGP will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to its shareholders and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution, and share ownership tests. MGP currently intends to comply with these requirements and maintain REIT status. However, MGP may still be subject to federal excise tax, as well as certain state and local income and franchise taxes.

MGM Growth Properties LLC

Notes to Balance Sheet (continued)

(in thousands, except share amounts)

5. Commitments and Contingencies

In the ordinary course of business, from time to time, MGP expects to be subject to legal claims and administrative proceedings, none of which are currently outstanding, which MGP believes would have, individually or in the aggregate, a material adverse effect on its business, financial condition, or results of operations, liquidity, or cash flows.

6. Subsequent Events

Events subsequent to December 31, 2015 were evaluated through March 22, 2016, the date this audited Balance Sheet was available to be issued, and no events were identified requiring further disclosure in this audited Balance Sheet.

Properties to Be Contributed to MGM Growth Properties LLC

Schedule III—Real Estate and Accumulated Depreciation

(in thousands)

December 31, 2015

			Acquisition Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period(c)
Property	Encumbrances	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Date Acquired	Useful Life
New York-New York	a	b	b	b	b	$149,991	$495,947	$645,938	$(253,948)	b	d
The Mirage	a	b	b	b	b	1,017,562	758,823	1,776,385	(413,544)	b	d
Mandalay Bay	—	b	b	b	b	1,199,786	1,850,015	3,049,801	(575,567)	b	d
Luxor	—	b	b	b	b	440,685	709,246	1,149,931	(278,989)	b	d
Excalibur	—	b	b	b	b	814,805	348,125	1,162,930	(107,746)	b	d
Monte Carlo	—	b	b	b	b	291,035	353,027	644,062	(130,142)	b	d
Beau Rivage	—	b	b	b	b	104,945	561,424	666,369	(207,154)	b	d
MGM Grand Detroit	a	b	b	b	b	52,509	597,238	649,747	(130,765)	b	d
Gold Strike Tunica	a	b	b	b	b	3,609	179,281	182,890	(73,419)	b	d
The Park	—	b	b	b	b	33,026	4,106	37,132	(272)	b	d

						$4,107,953	$5,857,232	$9,965,185	$(2,171,546)

(a)	The land and substantially all of the assets of The Mirage was pledged by the MGM subsidiary that has historically owned and operated such real property to secure up to $3,350,000 of obligations under MGM’s senior credit facility. The land and substantially all of the assets of MGM Grand Detroit was pledged by the MGM subsidiary that has historically owned and operated such real property to secure up to $450,000 of obligations as a co-borrower under MGM’s senior credit facility. In addition, the land and substantially all of the assets of New York-New York and Gold Strike Tunica were pledged by the MGM subsidiaries that have historically owned and operated such real property to secure the entire amount of MGM’s senior credit facility. None of the subsidiaries that pledged the above referenced real properties are being contributed to the Operating Partnership in connection with the initial public offering and all such subsidiaries will remain operating subsidiaries of MGM following the initial public offering. However, in connection with the initial public offering and related financing transactions, the above referenced real properties will be released from the above-mentioned pledges in connection with their transfer to us.
(b)	We have prepared Schedule III—Real Estate and Accumulated Depreciation (Schedule III) omitting certain of the required information articulated in Securities and Exchange Commission Rule 12-28 in Regulation S-X. Rule 12-28 requires property-specific information for the initial cost capitalized, costs capitalized subsequent to acquisition, and the date of construction and/or acquisition; however, these disclosures have been omitted from Schedule III on the basis that compiling these disclosure on a site-by-site basis would be impracticable because the majority of the real estate assets were constructed by other companies that were later acquired by MGM. We do not believe that the inclusion of such information would provide meaningful information to investors or financial statement users as we believe their primary focus will be on the information we plan to disclose, which includes the description, location and carrying values of the real estate assets as of the closing period, and they would not derive significant value from the acquisition costs or costs capitalized subsequent to acquisition.
(c)	The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $5,954,182.
(d)	Depreciation is computed based on the following estimated useful lives:

Years
Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Fixtures and equipment	3 to 20 years

Reconciliation of Real Estate

2015
Balance at beginning of year	$9,870,814
Additions	129,308
Impairments	—
Dispositions and write-offs	(34,937)

Balance at end of year	$9,965,185

Reconciliation of Accumulated Depreciation

2015
Balance at beginning of year	$(2,003,002)
Depreciation expense	(196,816)
Property transactions, net	(6,665)
Dispositions and write-offs	34,937

Balance at end of year	$(2,171,546)

ANNEX I

UNAUDITED RECONCILIATION OF NON-U.S. GAAP MEASURES OF MGM

The following table presents a reconciliation of MGM’s Adjusted EBITDA to net income (loss), each as reported by MGM:

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015
	(in thousands)
Adjusted EBITDA	$1,882,441	$1,107,099	$972,389	$1,603,771	$1,747,981	$2,124,581	$2,219,562	$2,238,920
Preopening and start-up expenses	(23,059)	(53,013)	(4,247)	316	(2,127)	(13,314)	(39,257)	(71,327)
Property transactions, net	(1,277,132)	(1,328,689)	(1,454,349)	3,318,838	(696,806)	(124,761)	(41,002)	(1,503,942)
Depreciation and amortization	(778,236)	(689,273)	(633,423)	(817,146)	(927,697)	(849,225)	(815,765)	(819,883)

Operating income	(195,986)	(963,876)	(1,119,630)	4,105,779	121,351	1,137,281	1,323,538	(156,232)

Non-operating income (expense):
Interest expense, net of amounts capitalized	(609,286)	(775,431)	(1,113,580)	(1,086,832)	(1,116,358)	(857,347)	(817,061)	(797,579)
Other, net	69,901	(273,286)	11,807	(181,938)	(739,206)	(217,744)	(95,591)	(92,432)

	(539,385)	(1,048,717)	(1,101,773)	(1,268,770)	(1,855,564)	(1,075,091)	(912,652)	(890,011)

Income before income taxes	(735,371)	(2,012,593)	(2,221,403)	2,837,009	(1,734,213)	62,190	410,886	(1,046,243)
Provision for income taxes	(186,298)	720,911	780,825	401,116	117,301	(20,816)	(283,708)	6,594

Net income (loss)	(921,669)	(1,291,682)	(1,440,578)	3,238,125	(1,616,912)	41,374	127,178	(1,039,649)
Less: Net income attributable to noncontrolling interests	—	—	—	(120,307)	(150,779)	(213,108)	(277,051)	591,929

Net income (loss) attributable to MGM Resorts International	$(921,669)	$(1,291,682)	$(1,440,578)	$3,117,818	$(1,767,691)	$(171,734)	$(149,873)	$(447,720)

The following tables present reconciliations of MGM’s operating income (loss) to Adjusted Property EBITDA and Adjusted EBITDA, each as reported by MGM:

	Year Ended December 31, 2015
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$303,858	$—	$1,085	$90,442	$395,385
MGM Grand Las Vegas	206,896	—	110	73,260	280,266
Mandalay Bay	120,142	—	3,599	79,733	203,474
The Mirage	66,069	115	1,729	44,562	112,475
Luxor	49,369	(2)	94	37,708	87,169
New York-New York	81,618	(74)	4,931	19,982	106,457
Excalibur	67,545	—	111	14,591	82,247
Monte Carlo	55,594	—	3,219	27,149	85,962
Circus Circus Las Vegas	27,305	280	21	15,639	43,245
MGM Grand Detroit	131,016	—	(36)	23,999	154,979
Beau Rivage	62,613	—	(5)	26,235	88,843
Gold Strike Tunica	34,362	—	221	11,440	46,023
Other resort operations	2,975	—	—	466	3,441

Wholly owned domestic resorts	1,209,362	319	15,079	465,206	1,689,966

MGM China	(1,212,377)	13,863	1,472,128	266,267	539,881
Unconsolidated resorts	254,408	3,475	—	—	257,883
Management and other operations	27,395	1,179	1,080	7,765	37,419

	278,788	18,836	1,488,287	739,238	2,525,149

Stock compensation	(32,125)	—	—	—	(32,125)
Corporate	(402,895)	52,491	15,655	80,645	(254,104)

	$(156,232)	$71,327	$1,503,942	$819,883	$2,238,920

	Year Ended December 31, 2014
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$304,144	$—	$900	$88,658	$393,702
MGM Grand Las Vegas	174,297	197	(667)	81,027	254,854
Mandalay Bay	95,449	1,133	2,307	76,737	175,626
The Mirage	57,338	452	2,464	49,900	110,154
Luxor	31,801	2	432	37,849	70,084
New York-New York	75,360	732	427	18,586	95,105
Excalibur	52,915	—	500	14,804	68,219
Monte Carlo	48,937	1,507	290	21,046	71,780
Circus Circus Las Vegas	8,135	85	61	15,334	23,615
MGM Grand Detroit	118,755	—	2,728	23,315	144,798
Beau Rivage	43,152	—	1,000	26,109	70,261
Gold Strike Tunica	27,460	—	392	12,480	40,332
Other resort operations	(2,318)	—	336	1,759	(223)

Wholly owned domestic resorts	1,035,425	4,108	11,170	467,604	1,518,307

MGM China	547,977	9,091	1,493	291,910	850,471
Unconsolidated resorts	62,919	917	—	—	63,836
Management and other operations	26,152	359	415	9,058	35,984

	1,672,473	14,475	13,078	768,572	2,468,598

Stock compensation	(28,372)	—	—	—	(28,372)
Corporate	(320,563)	24,782	27,924	47,193	(220,664)

	$1,323,538	$39,257	$41,002	$815,765	$2,219,562

	Year Ended December 31, 2013
	Operating Income (Loss)	Preopening and Start-up Expenses	Property Transactions, Net	Depreciation and Amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$261,321	$—	$470	$96,968	$358,759
MGM Grand Las Vegas	149,602	—	2,220	84,310	236,132
Mandalay Bay	78,096	1,903	2,823	84,332	167,154
The Mirage	63,090	—	4,722	49,612	117,424
Luxor	21,730	802	2,177	36,852	61,561
New York-New York	65,006	—	3,533	20,642	89,181
Excalibur	49,184	—	69	14,249	63,502
Monte Carlo	45,597	791	3,773	18,780	68,941
Circus Circus Las Vegas	(1,596)	—	1,078	17,127	16,609
MGM Grand Detroit	135,516	—	(2,402)	22,575	155,689
Beau Rivage	38,015	—	(260)	29,182	66,937
Gold Strike Tunica	22,767	—	1,330	13,390	37,487
Other resort operations	(21,951)	—	23,018	2,243	3,310

Wholly owned domestic resorts	906,377	3,496	42,551	490,262	1,442,686

MGM China	501,021	9,109	390	303,589	814,109
Unconsolidated resorts	68,322	507	—	—	68,829
Management and other operations	13,749	189	4	11,835	25,777

	1,489,469	13,301	42,945	805,686	2,351,401

Stock compensation	(26,112)	—	—	—	(26,112)
Corporate	(326,076)	13	81,816	43,539	(200,708)

	$1,137,281	$13,314	$124,761	$849,225	$2,124,581

	Year Ended December 31, 2012
	Operating income (loss)	Preopening and start-up expenses	Property transactions, net	Depreciation and amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$206,679	$—	$2,101	$94,074	$302,854
MGM Grand Las Vegas	94,529	—	6,271	79,926	180,726
Mandalay Bay	64,818	830	3,786	77,327	146,761
The Mirage	65,266	—	929	51,423	117,618
Luxor	20,777	—	4,794	37,689	63,260
New York-New York	68,591	—	581	21,333	90,505
Excalibur	43,978	—	5	17,805	61,788
Monte Carlo	38,418	—	1,328	18,935	58,681
Circus Circus Las Vegas	4,514	—	106	19,452	24,072
MGM Grand Detroit	130,564	641	922	33,543	165,670
Beau Rivage	40,713	—	(50)	30,698	71,361
Gold Strike Tunica	27,420	—	(53)	13,102	40,469
Other resort operations	(904)	—	(14)	2,373	1,455

Wholly owned domestic resorts	805,363	1,471	20,706	497,680	1,325,220

MGM China	302,092	—	2,307	374,946	679,345
Unconsolidated resorts	(17,456)	656	—	—	(16,800)
Management and other operations	(4,258)	—	—	14,205	9,947

	1,085,741	2,127	23,013	886,831	1,997,712

Stock compensation	(33,974)	—	—	—	(33,974)
Corporate	(930,416)	—	673,793	40,866	(215,757)

	$121,351	$2,127	$696,806	$927,697	$1,747,981

	Year Ended December 31, 2011
	Operating income (loss)	Preopening and start-up expenses	Gain on MGM China transaction and Property transactions, net	Depreciation and amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$203,026	$—	$2,772	$96,699	$302,497
MGM Grand Las Vegas	71,762	—	232	77,142	149,136
Mandalay Bay	84,105	—	531	84,488	169,124
The Mirage	41,338	—	1,559	59,546	102,443
Luxor	39,866	—	112	38,103	78,081
New York-New York	63,824	—	(76)	23,536	87,284
Excalibur	44,428	—	646	20,183	65,257
Monte Carlo	35,059	—	131	22,214	57,404
Circus Circus Las Vegas	4,040	—	(1)	18,905	22,944
MGM Grand Detroit	125,235	—	1,415	39,369	166,019
Beau Rivage	30,313	—	58	39,649	70,020
Gold Strike Tunica	15,991	—	36	13,639	29,666
Other resort operations	(86,012)	—	80,120	4,133	(1,759)

Wholly owned domestic resorts	672,975	—	87,535	537,606	1,298,116

MGM China	137,440	—	1,120	221,126	359,686
MGM Macau (50%)	115,219	—	—	—	115,219
CityCenter (50%)	(56,291)	—	—	—	(56,291)
Other unconsolidated resorts	79,368	—	—	—	79,368
Management and other operations	(13,813)	(316)	—	14,416	287

	934,898	(316)	88,655	773,148	1,796,385

Stock compensation	(36,528)	—	—	—	(36,528)
Corporate	3,207,409	—	(3,407,493)	43,998	(156,086)

	$4,105,779	$(316)	$(3,318,838)	$817,146	$1,603,771

	Year Ended December 31, 2010
	Operating income (loss)	Preopening and start-up expenses	Property transactions, net	Depreciation and amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$174,355	$—	$(17)	$96,290	$270,628
MGM Grand Las Vegas	84,359	—	127	78,607	163,093
Mandalay Bay	29,859	—	2,892	91,634	124,385
The Mirage	36,189	—	(207)	66,124	102,106
Luxor	18,822	—	257	42,117	61,196
New York-New York	41,845	—	6,880	27,529	76,254
Excalibur	39,534	—	803	22,899	63,236
Monte Carlo	5,020	185	3,923	24,427	33,555
Circus Circus Las Vegas	(5,366)	—	230	20,741	15,605
MGM Grand Detroit	115,040	—	(327)	40,460	155,173
Beau Rivage	21,564	—	349	39,374	61,287
Gold Strike Tunica	26,115	—	(540)	14,278	39,853
Other resort operations	(6,391)	—	20	5,413	(958)

Wholly owned domestic resorts	580,945	185	14,390	569,893	1,165,413
Macau (50%)	129,575	—	—	—	129,575
CityCenter (50%)	(253,976)	3,494	—	—	(250,482)
Other unconsolidated resorts	84,940	—	—	—	84,940
Management and other operations	(27,084)	568	—	14,358	(12,158)

	514,400	4,247	14,390	584,251	1,117,288

Stock compensation	(34,988)	—	—	—	(34,988)
Corporate	(1,599,042)	—	1,439,959	49,172	(109,911)

	$(1,119,630)	$4,247	$1,454,349	$633,423	$972,389

	Year Ended December 31, 2009
	Operating income (loss)	Preopening and start-up expenses	Property transactions, net	Depreciation and amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$157,079	$—	$2,326	$115,267	$274,672
MGM Grand Las Vegas	123,378	—	30	90,961	214,369
Mandalay Bay	65,841	948	(73)	93,148	159,864
The Mirage	74,756	—	313	66,049	141,118
Luxor	37,527	(759)	181	39,218	76,167
Treasure Island(1)	12,730	—	(1)	—	12,729
New York-New York	45,445	—	1,631	31,479	78,555
Excalibur	47,973	—	(16)	24,173	72,130
Monte Carlo	16,439	—	(4,740)	24,895	36,594
Circus Circus Las Vegas	4,015	—	(9)	23,116	27,122
MGM Grand Detroit	90,183	—	7,336	40,491	138,010
Beau Rivage	16,234	—	157	49,031	65,422
Gold Strike Tunica	29,010	—	(209)	16,250	45,051
Other resort operations	(4,172)	—	(57)	5,988	1,759

Wholly owned domestic resorts	716,438	189	6,869	620,066	1,343,562
Macau (50%)	24,615	—	—	—	24,615
CityCenter (50%)	(260,643)	52,009	—	—	(208,634)
Other unconsolidated resorts	96,132	815	—	—	96,947
Management and other operations	7,285	—	2,473	8,564	18,322

	583,827	53,013	9,342	628,630	1,274,812
Stock compensation	(36,571)	—	—	—	(36,571)
Corporate	(1,511,132)	—	1,319,347	60,643	(131,142)

	$(963,876)	$53,013	$1,328,689	$689,273	$1,107,099

(1)	Treasure Island was sold in March 2009.

	Year Ended December 31, 2008
	Operating income (loss)	Preopening and start-up expenses	Property transactions, net	Depreciation and amortization	Adjusted EBITDA
	(in thousands)
Bellagio	$257,415	$—	$1,130	$133,755	$392,300
MGM Grand Las Vegas	170,049	443	2,639	97,661	270,792
Mandalay Bay	145,005	11	1,554	101,925	248,495
The Mirage	99,061	242	6,080	62,968	168,351
Luxor	84,948	1,116	2,999	43,110	132,173
Treasure Island(1)	63,454	—	1,828	37,729	103,011
New York-New York	74,276	726	3,627	32,830	111,459
Excalibur	83,953	—	961	25,235	110,149
Monte Carlo	46,788	—	(7,544)	25,380	64,624
Circus Circus Las Vegas	33,745	—	5	22,401	56,151
MGM Grand Detroit	77,671	135	6,028	53,674	137,508
Beau Rivage	22,797	—	76	48,150	71,023
Gold Strike Tunica	15,093	—	2,326	13,981	31,400
Other resort operations	(5,367)	—	2,718	6,244	3,595

Wholly owned domestic resorts	1,168,888	2,673	24,427	705,043	1,901,031
Macau (50%)	11,898	—	—	—	11,898
CityCenter (50%)	(36,821)	17,270	—	—	(19,551)
Other unconsolidated resorts	101,297	3,011	—	—	104,308
Management and other operations	6,609	—	—	10,285	16,894

	1,251,871	22,954	24,427	715,328	2,014,580
Stock compensation	(36,277)	—	—	—	(36,277)
Corporate	(1,411,580)	105	1,252,705	62,908	(95,862)

	$(195,986)	$23,059	$1,277,132	$778,236	$1,882,441

(1)	Treasure Island was sold in March 2009.

ANNEX II

CALCULATION OF MGM HISTORICAL CORPORATE RENT COVERAGE RATIO(1)

The following table presents the formulation used to calculate MGM’s corporate rent coverage ratio.

	Year Ended December 31,
	2008	2009	2010	2011	2012	2013	2014	2015
	(unaudited, in thousands)
Adjusted EBITDA related to:
Wholly owned domestic resorts	$1,901,031	$1,343,562	$1,165,413	$1,298,116	$1,325,220	$1,442,686	$1,518,307	$1,689,966
Management and other operations	16,894	18,322	(12,158)	287	9,947	25,777	35,984	37,419
Corporate (excluding stock-based compensation)	(95,862)	(131,142)	(109,911)	(156,086)	(215,757)	(200,708)	(220,664)	(254,104)

	$1,822,063	$1,230,742	$1,043,344	$1,142,317	$1,119,410	$1,267,755	$1,333,627	$1,473,281

Corporate Rent Coverage Ratio excluding dividends and distributions received by MGM	3.3x	2.2x	1.9x	2.1x	2.0x	2.3x	2.4x	2.7x
Dividends and distributions received by MGM(2):
CityCenter	—	—	—	—	—	—	—	200,000
MGM China	—	—	192,355	30,513	203,886	312,225	389,739	304,159
Grand Victoria	41,125	33,750	33,500	30,000	22,000	16,275	15,450	16,850
Borgata	19,579	60,136	113,422	—	—	—	—	14,094

	$60,704	$93,886	$339,277	$60,513	$225,886	$328,500	$405,189	$535,103

	$1,882,767	$1,324,628	$1,382,621	$1,202,830	$1,345,296	$1,596,255	$1,738,816	$2,008,384

Corporate Rent Coverage	3.4x	2.4x	2.5x	2.2x	2.4x	2.9x	3.2x	3.7x

(1)	MGM’s Corporate Rent Coverage Ratio is calculated by dividing (a) the sum of Adjusted EBITDA as reported by MGM related to wholly owned domestic resorts, management and other operations, and corporate (excluding stock-based compensation), plus dividends and distributions received by MGM from CityCenter, Borgata, Grand Victoria and MGM China, by (b) year one rent under the Master Lease of $550.0 million.
(2)	Represents special and ordinary dividends and other cash distributions actually received by MGM from CityCenter, Borgata, Grand Victoria and MGM China for the periods indicated. Dividends and distributions are made at the discretion of each relevant entity’s board of directors or similar body, and depend on several factors, including financial position, results of operations, cash flows, capital requirements, debt covenants, and applicable law, among others. Accordingly, historical dividends and distributions may not be indicative of future dividends or distributions and should not be relied upon as an indicator of MGM’s corporate rent coverage ratio for future periods.

Until                     , 2016 (the 25th day after the date of this prospectus), all dealers that effect transactions in our Class A shares, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

50,000,000 Shares

MGM Growth Properties LLC

Class A Common Shares

PROSPECTUS

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Morgan Stanley	Evercore ISI

Barclays	Citigroup	Deutsche Bank Securities

Co-Managers

BNP PARIBAS	Fifth Third Securities	SMBC Nikko	SunTrust Robinson Humphrey

Credit Agricole CIB	Union Gaming	Scotiabank	Oppenheimer & Co.

The date of this Prospectus is                 , 2016.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following is a statement of the expenses estimated to be incurred by us in connection with the distribution of the securities registered under this Registration Statement:

Item	Amount
SEC Registration Fee	$121,595
FINRA Filing Fee	$181,625
Printing Fees and Expenses	$500,000
NYSE Listing Fee	$250,000
Legal Fees and Expenses	$5,000,000
Accounting Fees and Expenses	$1,000,000
Miscellaneous	$3,346,780
Total	$10,400,000

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

None.

Item 34.	Indemnification of Directors and Officers.

Our limited liability company agreement provides that we will generally indemnify officers and members of our board of directors to the fullest extent permitted by law against all losses, claims, damages or similar events. Our limited liability company agreement is filed as an exhibit hereto. Subject to any terms, conditions or restrictions set forth in our limited liability company agreement, Section 18-108 of the Delaware LLC Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(A) Financial Statements. See Index to Financial Statements and the related notes thereto.

(B) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this Registration Statement on Form S-11:

Exhibit	Description

1.1	Form of Underwriting Agreement*

2.1	Form of Master Contribution Agreement by and among MGM, MGP and the Operating Partnership**

3.1	Form of Amended and Restated Limited Liability Company Agreement of MGP

4.1	Specimen Class A Common Share Certificate of MGP**

5.1	Form of Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding the legality of the securities being issued**

8.1	Form of Opinion of Weil, Gotshal & Manges LLP regarding tax matters**

10.1	Form of Master Lease between Landlord and Tenant**

10.2	Form of Corporate Services Agreement between MGM and the Operating Partnership**

10.3	Form of Registration Rights Agreement between MGM and MGP**

10.4	Form of IP License Agreement between MGM and MGP**

10.5	Form of Amended and Restated Limited Partnership Agreement of the Operating Partnership

10.6	Form of 2016 Omnibus Incentive Plan†

10.7	Form of Annual Performance-Based Incentive Plan†**

10.8	Form of Change of Control Policy for Executive Officers†**

10.9	Form of MGM Growth Properties LLC Nonqualified Deferred Compensation Plan†**

10.10	Form of 2016 Deferred Compensation Plan for Non-Employee Directors†

10.11	Form of Employment Agreement of James C. Stewart†**

10.12	Form of Employment Agreement of Andy H. Chien†**

10.13	Form of Performance Share Units Agreement†

10.14	Form of 2016 Restricted Share Units Agreement (Non-Employee Directors)†

10.15	Form of 2016 Restricted Share Units Agreement (Employees)†

10.16	Form of Restricted Share Units Agreement (MGM Non-Employee Directors)†

10.17	Form of Restricted Share Units Agreement (MGM Employees)†

21.1	Subsidiaries of MGP**

23.1	Consent of Deloitte & Touche LLP for Propco (Predecessor)

23.2	Consent of Deloitte & Touche LLP for MGM Growth Properties LLC

23.3	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1)**

23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.1)**

24.1	Power of Attorney (included in signature page)**

*	To be filed by amendment
**	Previously filed
†	Compensatory plan or arrangement

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on April 8, 2016.

MGM Growth Properties LLC

By:	/s/ James C. Stewart
James C. Stewart Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James C. Stewart James C. Stewart	Chief Executive Officer (Principal Executive Officer)	April 8, 2016

/s/ Andy H. Chien Andy H. Chien	Chief Financial Officer (Principal Financial and Accounting Officer)	April 8, 2016

* James J. Murren	Chairman of the Board	April 8, 2016

* Michael J. Rietbrock	Director	April 8, 2016

* Thomas A. Roberts	Director	April 8, 2016

* Daniel J. Taylor	Director	April 8, 2016

* Elisa C. Gois	Director	April 8, 2016

* William J. Hornbuckle	Director	April 8, 2016

* John M. McManus	Director	April 8, 2016

*By:	/s/ Andrew Hagopian III
Name: Andrew Hagopian III Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit	Description

1.1	Form of Underwriting Agreement*

2.1	Form of Master Contribution Agreement by and among MGM, MGP and the Operating Partnership**

3.1	Form of Amended and Restated Limited Liability Company Agreement of MGP

4.1	Specimen Class A Common Share Certificate of MGP**

5.1	Form of Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding the legality of the securities being issued**

8.1	Form of Opinion of Weil, Gotshal & Manges LLP regarding tax matters**

10.1	Form of Master Lease between Landlord and Tenant**

10.2	Form of Corporate Services Agreement between MGM and the Operating Partnership**

10.3	Form of Registration Rights Agreement between MGM and MGP**

10.4	Form of IP License Agreement between MGM and MGP**

10.5	Form of Amended and Restated Limited Partnership Agreement of the Operating Partnership

10.6	Form of 2016 Omnibus Incentive Plan†

10.7	Form of Annual Performance-Based Incentive Plan†**

10.8	Form of Change of Control Policy for Executive Officers†**

10.9	Form of MGM Growth Properties LLC Nonqualified Deferred Compensation Plan†**

10.10	Form of 2016 Deferred Compensation Plan for Non-Employee Directors†

10.11	Form of Employment Agreement of James C. Stewart†**

10.12	Form of Employment Agreement of Andy H. Chien†**

10.13	Form of Performance Share Units Agreement†

10.14	Form of 2016 Restricted Share Units Agreement (Non-Employee Directors)†

10.15	Form of 2016 Restricted Share Units Agreement (Employees)†

10.16	Form of Restricted Share Units Agreement (MGM Non-Employee Directors)†

10.17	Form of Restricted Share Units Agreement (MGM Employees)†

21.1	Subsidiaries of MGP**

23.1	Consent of Deloitte & Touche LLP for Propco (Predecessor)

23.2	Consent of Deloitte & Touche LLP for MGM Growth Properties LLC

23.3	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1)**

23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.1)**

24.1	Power of Attorney (included in signature page)**

*	To be filed by amendment
**	Previously filed
†	Compensatory plan or arrangement